SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated April 3, 2012

Press Release dated April 5, 2012

Annual Report 2011

Press Release dated April 20, 2012

Press Release dated April 20, 2012

Press Release dated April 24, 2012

Press Release dated April 25, 2012

Press Release dated April 27, 2012

Press Release dated April 27, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: April 30, 2012

Eni: publication of the Board resolution relating to a bond issue

San Donato Milanese (Milan), April 3, 2012 - The minutes of the Board of Directors meeting of March 15, 2012 at which the issue of one or more bonds was approved, are available at the company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, and at Borsa Italiana S.p.A. (Italian Stock Exchange).

The document is also available online at www.eni.com and www.borsaitaliana.it.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Annual Report on Form 20-F 2011

Rome, April 5, 2012 - Today, Eni’s Annual Report on Form 20-F for the year ended December 31, 2011, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2011 is now available in the Publications section of Eni’s website: www.eni.com.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2011, free of charge, by filling in the request form found in the Publications section, or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Contents

Operating and Financial Review	Consolidated Financial Statements

4 6 10 13 15 17 23 26 43 51 57 60 63 63 81 86 91 103 104 109	Eni Group
Profile of the year
Letter to shareholders
Eni’s strategy
Scenario and trading environment
How we operate
Governance

Operating review
Exploration & Production
Gas & Power
Refining & Marketing
Petrochemicals
Engineering & Construction

Financial review and other information
Financial review
     Profit and loss account
     Summarized Group Balance Sheet
     Cash Flow Statements
Risk factors and uncertainties
Outlook

Other information
Glossary

114 122 208 221 228 253 254 255	Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Supplemental oil and gas information (unaudited)
List of Eni’s subsidiaries

Consolidated Sustainability Statements

Notes to the Consolidated Sustainability Statements

Management’s certification
Report of Independent Auditors
Independent Assurance Report

Disclaimer

This annual report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

Ordinary Shareholders’ Meeting of April 30 and May 8, 2012.
The notice convening the meeting was published on "Il Sole 24 ore" and "Financial Times WWE" of March 22, 2012 and on "Milano Finanza" of March 30, 2012.

This Annual Report includes the report of Eni’s Board of Directors and Eni’s Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared under the International Financial Reporting Standards (IFRS), as adopted by the European Union.

Contents

Eni Group

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, Ukraine

AFRICA
Algeria, Angola, Congo, Côte d'Ivoire, Democratic Republic of Congo, Egypt, Equatorial Guinea, Gabon, Ghana, Libya, Mali, Mauritania, Morocco, Mozambique, Nigeria, Togo, Tunisia

Exploration & Production
Gas & Power
Refining & Marketing
Engineering & Construction
Petrochemicals

Eni Group structure

gas & power
supply, regasification, transport, storage, distribution and marketing of natural gas and power generation and electricity sales snam (eni 52.53%)
transport, regasification, storage and distribution - Italy
refining & marketing
petroleum product refining and marketing
eni trading
group services in commodity trading, shipping and deliveries; proprietary trading in commodity derivatives
ETS (eni 100%)
other activities
corporate, financial and service companies
petrochemicals
petrochemical product production and sale
Polimeri europa (eni 100%)
engineering & construction
services for the oil&gas industry
saipem (eni 42.9%)
exploration & production
oil and natural gas exploration, development and production

Eni is an integrated energy company, active in 85 countries in the world with a staff of approximately 79,000 employees. Eni boasts a strong position in the oil&gas value chain, from the hydrocarbon exploration phase to the product marketing. Our strong presence in the gas market and in the liquefaction of natural gas, our skills in the power generation and refinery activities, strengthened by world class skills in engineering and project management, allow us to catch opportunities in the market and to realize integrated projects.

4

Contents

ASIA AND OCEANIA
Australia, Azerbaijan, China, India, Indonesia, Iran, Iraq, Kazakhstan, Kuwait, Malaysia, Myanmar, Oman, Pakistan, Papua-New Guinea, Philippines, Qatar, Russia, Saudi Arabia, Singapore, Sirya, Taiwan, Thailand, Timor Leste, Turkmenistan, the United Arab Emirates, Vietnam, Yemen

AMERICAS
Argentina, Bolivia, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Suriname, Trinidad & Tobago, the United States, Venezuela

Business model

governance
assets
trading and risk management
upstream
balanced and diversified resource base
giant projects
solid exploration portfolio
low cost position
diversified gas supply portfolio
integrated midstream infrastructures
large and international customer base
high refining complexity
mid-downstream
engineering & costruction
drivers
profitable growth
focus on core areas
strategic partnerships with NOCs
time to market
operatorship
leading position in the european gas market
enhancing downstream oil operations
leveraging asset flexibility
responsibility
co-operation
integration
inclusiveness
excellence
innovation
pillars
delivering on sustainable value

Our excellent strategic positioning and competitive advantages leverage on a sustainable business model founded on distinctive assets, strategic guidelines (driver) in line with our long-term business, the continuous interaction with our stakeholders, in a framework of straightforward rules of corporate governance.

5

Contents

Results
In 2011 Eni reported net profit of euro 6.86 billion. Adjusted net profit was euro 6.97 billion, up by 1.5% from a year ago driven by an excellent performance reported by the Exploration & Production Division on the back of a recovery in crude oil prices. This positive helped the Company withstand the impact of the production shut down in Libya and the sharp contraction in results of the Company’s downstream businesses dragged down by the economic downturn.
Net cash generated by operating activities amounted to euro 14.38 billion. Proceeds from divestments amounted to euro 1.9 billion. These inflows enabled the Company to fund the major part of the financing requirements associated with capital expenditure and other investments of euro 13.8 billion and shareholders’ remuneration. The ratio of net borrowings to total equity was 0.46 at year end (0.47 at December 31, 2010).

Dividend for 2011
On the basis of the Company’s robust results and sound fundamentals, a dividend of euro 1.04 per share (euro 1.00 per share in 2010) will be distributed to shareholders. The annual dividend includes euro 0.52 per share already paid as interim dividend in September 2011. Management reaffirms its commitment to deliver industry-leading returns to the Company’s shareholders.

Oil and natural gas production
In 2011, Eni reported liquids and gas production of 1,581 kboe/d which was affected by the temporary shut down of the Company’s activities in Libya. Excluding the impact of force majeure in Libya and lower entitlements in the Company’s PSAs due to higher oil prices, production was in line with 2010. Eni targets to grow production at an average rate of more than 3% over the next four year period to achieve a plateau of 2.03 mmboe/d. This growth will be fuelled by our development projects in core areas and the Eni co-operation model.

Proved oil and natural gas reserves
Eni’s net proved oil and gas reserves as of December 31, 2011 amounted to 7.09 bboe. The all-sources reserve replacement ratio was 142%, rising to 159% at constant prices, corresponding to a reserve life index of 12.3 years.

Natural gas sales
Natural gas sales of 96.76 bcm were barely unchanged from 2010. Volumes growth in European key markets driven by effective marketing initiatives enabled the Company to absorb the impacts of weak demand, rising competitive pressures and lower sales to importers to Italy due to the loss of Libyan supplies.
In the next four year plan, the Company targets to strengthen the Company’s leadership on the European markets. A strong commercial franchise and service excellence in the domestic market, integration of recently-acquired assets, and renegotiation of long-term supply contracts will be the levers to achieve the sales target.

Exploration success
New discoveries have been the highlight of the year.
The large Mamba discovery in Mozambique, with 40 Tcf of gas in place, opens up extraordinary development opportunities and is ideally placed to serve the fast-growing Asian gas markets.
The Skrugard and Havis oil and gas discoveries in the Barents Sea found a combined amount of 500 mmbbl of recoverable resources (Eni 30%). In Indonesia, the Jangkrik gas discovery in the operated Block Muara Bakau (Eni 55%) made it possible to double the resources of the area. Other significant exploratory successes were achieved in Angola, USA, Ghana and the appraisal of the Perla discovery in Venezuela. We added 1.1 billion boe to Eni’s resource base.

Agreement with Gazprom
In March 2012, following their strategic partnership, Eni and Gazprom signed an agreement renegotiating the terms of certain long-term gas

Contents

Eni Annual Report / Profile of the year

supply contracts in Italy. The recognition of the associated economic effects will be retroactive to the beginning of 2011.

Restarted Libyan operations
In Libya Eni achieved a quick production restart, also reopening the GreenStream pipeline, leveraging our consolidated relationships with the Interim Transitional National Council and continued collaboration with the NOC. Production at the Company’s Libyan sites is currently flowing at approximately 240 kboe/d. Management plans to achieve the pre-crisis production plateau of 280 kboe/d with full ramp-up by the second half of 2012.

Safety
In 2011 the injury frequency rate decreased by 22% and 15.9% relating to employees and contractors respectively, compared to the previous year. This positive trend progressed for the sixth consecutive year.

Inclusiveness
In 2011 Eni launched the second edition of "eni secondo te" climate analysis for collecting opinions and suggestions from over 32,000 employees in 47 countries. In 2011 women employees increased by 3.4% notwithstanding the decrease of the overall workforce by 1.6%.

Eni’s participation to global governance on sustainability themes
Eni joined the Collective Action initiative against energy poverty within the LEAD program which involves global companies with an excellent track record in sustainability according to the Global Compact. By 2030 this initiative aims to: secure global access to modern energy services, double the energy efficiency growth rate and the share of renewable sources in the energy mix. Eni promoted the Task Force on Business Action which guarantees the contribution and the commitment of the private sector. Furthermore, Eni and the International Scientific and Professional

Advisory Council of the United Nations Crime Prevention signed an international cooperation agreement between private and public sector for the research in anti corruption issues.

Technology Innovation
In 2011, in the field of scientific cooperation, Eni signed a new agreement with Stanford University. The agreement will develop a research program focused on oil&gas technologies and environmental issues for an overall expenditure of $10 million over the next four year.

Portfolio developments
Eni made the Final Investment Decision of the Perla giant gas field, located in the offshore Cardon IV Block in the Gulf of Venezuela.
In 2011 production start-up was achieved in eleven oil and gas fields which are expected to add approximately 80 kboe/d at plateau to medium-term production.
Management expects that sanctioned oil&gas projects for the year will add up to approximately 140 kboe/d of production to our plateau in 2015. These projects included the signing of the final investment decisions and relevant gas supply agreements for the jointly-operated Samburgskoye and Urengoskoye giant fields in Siberia, in addition to the above mentioned Perla project.
In 2011, important deals were finalized in Ukraine, China, Algeria, South Africa, Libya, Angola and Venezuela.
The Gas & Power Division consolidated its leading market position by integrating the Altergaz customer portfolio in France and acquiring Nuon Belgium in Belgium.
Eni started the "green chemistry" project at its industrial site of Porto Torres, Sardinia, paving the way to a strategic shift in its petrochemicals activity away from the old, commoditized businesses in favor of growing Eni’s presence in niche segments and innovative production. In this way, management is aiming at restoring the economic equilibrium of Polimeri Europa over the medium-term.
The Company’s asset portfolio was rationalized by divesting its interests in the entities engaged in international gas transport from Northern Europe and Russia, and certain other marginal assets.

Contents

Eni Annual Report / Profile of the year

Financial highlights	2009	2010	2011
Net sales from operations	(euro million)	83,227	98,523	109,589
Operating profit		12,055	16,111	17,435
Adjusted operating profit (a)		13,122	17,304	17,974
Net profit (b)		4,367	6,318	6,860
Adjusted net profit (a) (b)		5,207	6,869	6,969
Net cash provided by operating activities		11,136	14,694	14,382
Capital expenditures		13,695	13,870	13,438
Dividends to Eni shareholders pertaining to the period (c)		3,622	3,622	3,767
Cash dividends to Eni shareholders		4,166	3,622	3,695
Total assets at year end		117,529	131,860	142,945
Shareholders’ equity including non-controlling interest at year end		50,051	55,728	60,393
Net borrowings at year end		23,055	26,119	28,032
Net capital employed at year end		73,106	81,847	88,425
Share price at year end	(euro)	17.80	16.34	16.01
Number of shares outstanding at year end	(million)	3,622.4	3,622.5	3,622.7
Market capitalization (d)	(euro billion)	64.5	59.2	58.0

i	i	i
(a)	i	For a detailed explanation of adjusted profits (net and operating), that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b)	i	Profit attributable to Eni’s shareholders.
(c)	i	The amount of dividends for the year 2011 is based on the Board’s proposal.
(d)	i	Number of outstanding shares by reference price at year end.

Summary financial data (*)	2009	2010	2011
Net profit
- per share (a)	(euro)	1.21	1.74	1.89
- per ADR (a) (b)	(USD)	3.36	4.62	5.27
Adjusted net profit
- per share (a)	(euro)	1.44	1.90	1.92
- per ADR (a) (b)	(USD)	4.01	5.04	5.36
Leverage		0.46	0.47	0.46
Return On Average Capital Employed (ROACE)	(%)
- reported		8.0	10.0	9.7
- adjusted		9.2	10.7	9.9
Return On Average Equity (ROAE)		9.6	13.0	12.9
Coverage		17.9	22.2	15.4
Current ratio		1.0	1.0	1.1
Debt coverage		48.3	56.3	51.3
Dividends pertaining to the year	(euro per share)	1.00	1.00	1.04
Pay-out	(%)	83	57	55
Dividend yield (c)	(%)	5.8	6.1	6.6

i	i	i
(*)	i	See "Glossary" for indicators’ explanation.
(a)	i	Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	i	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c)	i	Ratio of dividend for the period and the average price of Eni shares as recorded in December.

Contents

Eni Annual Report / Profile of the year

Operating and sustainability data	2009	2010	2011
Employees at period end	(number)	77,718	79,941	78,686
of which:
- women		12,564	12,754	13,185
- outside Italy		42,633	45,967	45,516
Female managers	(%)	17.0	17.7	18.2
Training hours	(thousand hours)	3,097	3,114	3,327
Employee injury frequency rate	(No. of accidents per million hours worked)	1.00	0.91	0.71
Contractor injury frequency rate		1.18	0.88	0.74
Oil spills	(barrels)	6,259	4,269	7,295
Oil spills due to sabotage and terrorism		15,288	18,695	6,127
GHG emission	(mmtonnes CO2 eq)	57.69	60.64	51.10
R&D expenditures (a)	(euro million)	207	221	191
Expenditures for territory (b)		99	108	102
Exploration & Production
Estimated net proved reserves of hydrocarbons (at year end)	(mmboe)	6,571	6,843	7,086
Average reserve life index	(year)	10.2	10.3	12.3
Production of hydrocarbons	(kboe/d)	1,769	1,815	1,581
Profit per boe (c)	($/boe)	8.14	11.91	16.98
Production cost per boe (c)		5.77	6.14	7.28
Cash flow per boe		23.70	25.52	31.65
Finding and development cost per boe (d)		28.90	19.32	18.82
Gas & Power
Worldwide gas sales (e)	(bcm)	103.72	97.06	96.76
Customers in Italy	(million)	6.88	6.88	7.10
Electricity sold	(TWh)	33.96	39.54	40.28
Customer satisfaction index	(%)	83.7	87.4	91.0
Refining & Marketing
Refinery throughputs on own account	(mmtonnes)	34.55	34.80	31.96
Retail market share	(%)	31.5	30.4	30.5
Retail sales of petroleum products in Europe	(mmtonnes)	12.02	11.73	11.37
Service stations in Europe at year end	(units)	5,986	6,167	6,287
Average throughput of service stations in Europe	(kliters)	2,477	2,353	2,206
Petrochemicals
Production	(ktonnes)	6,521	7,220	6,245
Sales of petrochemical products	(ktonnes)	4,265	4,731	4,040
Average plant utilization rate	(%)	65.4	72.9	65.3
Engineering & Construction
Orders acquired	(euro million)	9,917	12,935	12,505
Order backlog at year end	(euro million)	18,730	20,505	20,417

i	i	i
(a)	i	Net of general and administrative costs.
(b)	i	Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation.
(c)	i	Related to consolidated entities.
(d)	i	Three year average.
(e)	i	Includes Exploration & Production natural gas sales amounting to 2.86 bcm (6.17 bcm and 5.65 bcm in 2009 and 2010 respectively).

Contents

Board of Directors
From left to right: Francesco Taranto, Alessandro Lorenzi, Alessandro Profumo, Paolo Marchioni, Paolo Scaroni (CEO and General Manager), Giuseppe Recchi (Chairman), Roberto Petri, Mario Resca, Carlo Cesare Gatto.

2011 was a year in which we made exceptional progress on our medium and long-term growth prospects.
Exploration success has been the highlight of our performance year. The giant Mamba gas discovery offshore Mozambique, with up to 40 Tcf of gas in place, opens up extraordinary development opportunities and is ideally placed to serve the fast-growing Asian energy markets.
Other noticeable exploratory success was achieved in Block 15/06, offshore Angola, the Barents Sea, Indonesia, Ghana, the United States, in addition to a number of near field discoveries. Overall, we have added 1.1 billion boe to Eni’s resource base.
We have broadened our growth options in unconventional resources by signing agreements in China, Algeria and Ukraine.
We achieved start-ups at eleven oil and gas fields which are expected to add approximately 80 kboe/d to our medium-term production plateau. We have also made good progress on our key projects for medium-term growth, signing the gas supply agreements and making the final investment decisions for the Perla field, offshore Venezuela, and our projects in the Yamal Peninsula in Russia, including the Samburgskoye and Urengoskoye fields. This technical and commercial progress alongside with the other sanctioned projects for the year will contribute approximately 140 kboe/d of new production to our plateau in 2015.
Another highlight of Eni’s performance in 2011 was the quick operational recovery in Libya. Since the liberation of Tripoli in September, we have restarted all of our fields and re-opened the GreenStream, ramping up production faster than we had anticipated. Currently we are almost back to pre-crisis levels, and expect 2012 production from Libya of approximately 240 kboe/d, compared to the 110 kboe/d reported for the full year 2011 and 273 kboe/d produced in 2010.
It has been an extraordinary achievement that owns to the engagement and relentless efforts made by the women and	men of Eni, as well as our sustainable business model which has built on our excellent relationships with local communities and established collaboration with Libyan Authorities.
To sum up, 2011 has been a brilliant year for the Exploration & Production Division, in spite of the temporarily disruption in Libya activities. We have laid down foundations for our future growth, and maintained continued focus on operational excellence and risk prevention, which are the drivers of value creation from the barrel, as well as steady commitment on cooperation with our host countries and local communities to deliver on the sustainability of our returns.
Our downstream businesses were hit by the economic downturn, which has sharpened in the last part of the year in Italy and Europe. Against this backdrop, we have taken steps to strengthen our competitive position in each of our businesses.
In the Gas & Power Division we continue our strategy of renegotiating our gas supply contracts. We closed the agreement with Sonatrach in 2011, and in March 2012, we reached a deal with Gazprom. The economic effects associated with the Russian contracts will be retroactive for the whole of 2011. We have strengthened our position in the most resilient retail segment through organic growth in Italy and the selective acquisition of Nuon in Belgium and Altergaz in France. In Italy we increased market share in the residential sector, exceeding the bar of 7 million clients for the first time, leveraging our strong commercial franchise and the broadening of our "luce e gas" offer.
In the Refining & Marketing division we are concentrating our efforts on efficiency and cycle optimizations. In 2011 we exceeded our targets by achieving savings of euro 150 million. The Marketing business achieved good results, consolidating our leadership in the Italian market leveraging on successful commercial initiatives, the rebranding to eni of our service stations, the launch of innovative non-oil services and continued customer care.
In the Petrochemical business, we have started the "green

Contents

Eni Annual Report / Letter to shareholders

chemistry" project at our industrial site of Porto Torres, Sardinia, paving the way to a strategic shift in our petrochemicals activity away from the old, commoditized businesses in favor of growing our presence in niche segments and innovative production, targeting to restore the economic equilibrium in the medium-term.
We have continued running our Company in accordance with our sustainable business model founded on the pillars of excellence, cooperation inclusiveness and responsibility. We developed our strategic know-how, progressed in the research and implementation of new technologies to minimize the environmental footprint of our operations, actively managed risks to employees and communities’ health and safety. This is confirmed also by the continuing improvement in achieved in the injury frequency rates of our operations.

Financial performance

In 2011, net profit attributable to Eni’s shareholders was euro 6.86 billion. Adjusted net profit was euro 6.97 billion; an increase of 1.5% from 2010, driven by a robust performance delivered by the Exploration & Production Division (up 15.8%) and, to a lesser extent, by the Engineering & Construction Division (up 8.8%). These positives were partly offset by the impact of the Libyan Revolution on our hydrocarbon production and profitability of gas sales, as well as the sharp contraction in results reported by our downstream businesses hit by the downturn and increasing competitive pressure.
Return on Average Capital Employed (ROACE) calculated on an adjusted basis was 9.9%. Net cash generated by operating activities amounted to euro 14.38 billion. Proceeds from divestments amounted to euro 1.9 billion and mainly related to the divestment of the company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia.
Main outflows were associated with capital expenditures of euro 13.44 billion to support organic growth and exploration activities, expenditures in joint venture initiatives of euro 0.36 billion, and dividend payments to Eni’s shareholders amounting to euro 3.70 billion and to non-controlling interests (euro 0.55 billion). The ratio of net borrowings to total equity decreased to 0.46 from 0.47 at the end of 2010. On the basis of the Company’s sound results and coherently with our dividend policy, we are proposing a dividend of euro 1.04 per share, up 4% from 2010, to the Annual Shareholders Meeting.

The Exploration & Production Division reported operating profit of euro 16.1 billion, driven by crude oil prices. The big progress made by the Company in the last part of the year to put production back online in Libya helped absorb the impact of force majeure.
Oil and gas production was 1.58 mmboe/d. Excluding the impact of force majeure in Libya and lower entitlements in the Company’s

PSAs due to higher oil prices, production was in line with 2010.
Eni’s net proved oil and gas reserves as of December 31, 2011 amounted to 7.09 bboe. The all-sources reserve replacement ratio was 142%, rising to 159% at constant prices, corresponding to a reserve life index of 12.3 years. Both indicators were impacted by a reduced contribution from Libya’s production for the year.
The Gas & Power Division reported sharply lower operating profit, down by 37.6%, driven by a poor performance recorded by the Marketing business which reflected only a part of the benefits associated with the renegotiation of supply contracts, certain of which have been finalized after December 31, 2011, delaying the recognition of the associated economic effects. The marketing performance was driven by weak demand, rising competitive pressures and the disruption in Libyan gas availability. In spite of a shrinking demand and competition, we achieved steady sales volumes at 96.76 bcm, reflecting effective marketing initiatives. We grew in target European markets and international LNG sales, which trends helped offset declining sales to importers to Italy due to the loss of Libyan supplies and in Belgium.
The Refining & Marketing Division reported a deeper adjusted operating loss at euro 535 million, suffering from unprofitable refining margins and lower demand. We step up our efficiency and optimization measures to cope with a challenging trading environment. We cut volume throughputs by 8% to 32 mmtonnes. We increased our market share to 30.5% in the retail market in Italy (up 0.1 percentage point from 2010) supported by successful commercial initiatives and our strong brand, which softened the impact of reduced sales (down 3%).
The Petrochemical Division reported an operating loss of euro 276 million, driven by falling cracker margins and a substantial decrease in sales of commodities. The Company’s niche productions, particularly elastomers and styrene, showed good resiliency in the face of the downturn, thanks to their technology content.
Saipem recorded strong results. Operating profit was euro 1.44 billion. Thanks to the new contracts acquired in the year, the order backlog remained at the record mark of euro 20 billion, which will ensure future growth and profitability.

Our investment plans and strategy to boost growth and returns

We expect the 2012 outlook to be a challenging one due to continuing signs of an economic slowdown, particularly in the Euro-zone, and volatile market conditions. International oil prices will be supported by robust demand growth from China and other emerging economies. For investment planning purposes Eni assumes a 2012 Brent price of $90 a barrel and a long-term price of $85 a barrel.
Recovery perspectives look poor in the gas sector. The recovery perspectives of gas demand are weak, while competition will

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Eni Annual Report / Letter to shareholders

continue pressuring profitability driven by oversupplies in the marketplace. In the Refining & Marketing Division we expect refining margins to remain at unprofitable levels, with fuel consumption expected to continue on a downward trend.
Against this backdrop, we confirm our growth strategy. Our priorities will be to profitably growth oil and gas production, strengthen and optimize our downstream businesses.
We expect to invest euro 59.6 billion in the next four year plan. This plan represents an increase of 11% compared to the previous one due to new important projects in the upstream business, mainly in Mozambique, Nigeria and Norway which will fuel our long-term growth.
The bulk of our capital budget (approximately 75%) will be deployed to achieve our ambitious growth production target of more than 3% on average in the next four years (adjusted for force majeure in Libya) in 2012) driving a plateau of 2.03 mmboe/d in 2015.
In the Gas & Power Division we target to recover a fair level of profitability leveraging on a competitive cost position thanks to contract renegotiation and risk management activities. We plan to regain market share in Italy and strengthen our leadership in the European gas markets. In the Refining & Marketing Division our strategy will focus on efficiency improvements, process optimization and selective capital expenditures, in order to make our refining business less vulnerable to the downs of the cycle. In	our marketing operations we plan to strengthen our leadership in the Italian retail market and grow selectively in European markets. We expect significant improvements in the business performance driven by our planned initiatives.
In the Petrochemical division we are implementing a turnaround strategy to regain competitiveness, targeting the economic long-term sustainability.
Our favorable perspectives in the Engineering & Construction segment are underpinned by the availability of world class fleet, technologies and skills, as well as a robust order backlog.
In conclusion, in spite of a difficult global context, 2011 was a year in which our Company has created the premises of a new phase of sustainable growth above all leveraging on extraordinary exploration success. We have rapidly restarted our Libyan operations, reducing the impact of the Revolution on 2011 results.
In the downstream businesses, particularly exposed to the current economic downturn, we have taken steps to recover profitability shortly.
In the next four years, while the financial markets are expected to stabilize and the global economy to progressively recover, we see that Eni, thanks to its excellent strategic position, will continue to deliver industry-leading results and create sustainable value for its shareholders.

March 15, 2012

In representation of the Board of Directors

Giuseppe Recchi	Paolo Scaroni
Chairman	Chief Executive Officer and General Manager

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The oil&gas industry is copying with a complex scenario featured by the global economic slowdown, particularly in the Euro-zone, and volatile market conditions for energy commodities. In the medium to long-term the main challenges will be driven by rising competitive pressures in accessing reserves by new players, stricter regulation addressing environmental preservation and mitigation of the climate risk, a growing importance of renewable sources as well as the role of unconventional resources in satisfying energy need.
Against this backdrop, Eni confirms its growth strategy and the adoption of a sustainable business model founded on the pillars of innovation, excellence, inclusiveness, integration, responsibility and cooperation in a framework of straightforward rules of corporate governance.
Eni believes that a sustainable business conduct contributes to both the achievement of industrial performance, and the mitigation of political, financial and operational risks. This strengthens Eni’s role as a trustworthy and reliable partner, who is ready to capture new opportunities in the marketplace and able to manage the complexities of the environment.
Eni believes that those drivers will help the Company to create value to its shareholders and stakeholders. Eni has designed its industrial plan for the four-year period 2012-2015 along the following strategic guidelines: growing profitable oil and gas production in the upstream, strengthening market leadership in the European gas market, improving downstream oil efficiency, refocusing petrochemical operations and retaining top spots among the best-in-class engineering and construction players in the most technologically advanced segments.
In the medium-term, Eni intends to preserve a solid capital structure while continuing to invest to fuel profitable growth and reward investors. Management is targeting a net debt to equity ratio of less than 0.4 by the end of the plan period which takes into account a capital expenditure plan of euro 59.6 billion, of which 75% dedicated to upstream activities. Eni’s ability to generate strong operating cash flows, investment selection and capital efficiency will underpin the Company’s financial structure.

In the Exploration & Production Division, Eni intends to deliver organic production growth with increasing returns and reserve replacement. The Company’s value proposition in its upstream operations will leverage on strengthening our leadership in core areas, increasing the volume of operated production and retaining a strong portfolio of long-term plateau fields. Eni will pursue further growth options by developing unconventional plays, gas-to-LNG projects and integrated gas projects. Eni’s growth trajectory will be supported by its ongoing commitment in establishing and consolidating its partnerships with key host Countries, leveraging the Eni co-operation model.
Management expects that continuing technological innovation and competence build-up will drive production growth and increasing rates of reserve recovery, developing drilling techniques to be applied in complex environment, marginal fields and deep/ultra deep offshore areas.
Management is targeting to increase hydrocarbon production at an average rate of more than 3% over the next four years. Growth will be fuelled by increasing flows from Eni’s core areas (in Sub-Saharan Africa in particular in Mozambique, Venezuela, Barents Sea, Yamal Peninsula in Russia, Kazakhstan, Iraq and Indonesia) leveraging Eni’s vast knowledge of reservoirs and geological basins, as well as technical and producing synergies. Eni’s exploration activity will play a vital role in securing access to new resources and the long-term business sustainability and we are planning to step up expenditures over the next four-year plan compared to our previous capital budget (an increase of approximately euro 2 billion). Management plans to achieve a sound balance between exploration projects in legacy areas vs. high risk/high reward basins. Eni intends to drive higher returns and manage the operational risk in its upstream operations by reducing the time to market of its portfolio of resources, increasing total volumes of operated production, as operatorship is seen to be the safest way to control risks, as well as selectively picking partners in non-operated joint-projects. Eni plans to monetize its reserves of associated gas in particular in Algeria, Angola, Congo, Iraq, Italy, Libya, Nigeria, Norway and Turkmenistan, targeting to cut the level of gas flaring by 80% from 2007 levels over the next four years-plan. Management is ready to invest approximately euro 4 billion to achieve that target.

In the Gas & Power Division, Eni plans to strengthen its leadership in the European gas markets in spite of increasing competitive pressures, oversupply and weak gas spot prices. Management intends to leverage on: (i) the renegotiation of the economic conditions of Eni’s key supply contracts in order to improve the competitiveness of Eni’s gas portfolio; (ii) extracting value from Eni’s logistics assets and its presence at the continental hubs; (iii) developing an international commercial platform and a multi-country approach; (iv) boosting LNG sales; (v) enhancing of Eni’s gas and power commercial offer (the so-called "luce e gas" offer), continuing service improvement and customer care through the adoption of systems and processes which best suit customers’ needs, mainly in retail markets.
Regulated businesses in Italy are committed to develop additional transport and storage capacity, focusing on improving infrastructure reliability and flexibility as well as efficient operations. In particular, EniPower is planning to upgrade the energy efficiency at proprietary plants in order to retain an index of CO2 emissions below the target level of 415 gCO2/kWheq.
We target to recover a fair level of profitability in the G&P Division. Eni will continue pursuing the OHSAS 18001 certification for its health and safety management systems at all its plants.

In the Refining & Marketing Division, Eni will strive to regain profitability against the backdrop of a depressed trading

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Eni Annual Report / Eni's strategy

environment. Eni will boost its refining operations by means of optimizations and integration of refinery cycles and cost and energy efficiencies. Eni will pursue strict capital discipline by focusing on projects intended to upgrade the complexity and reliability of our refineries, and to improve the environmental performance. In marketing operations, considering a weak demand outlook for fuels, management plans to strengthen Eni’s leadership in the Italian retail market leveraging on commercial initiatives to best suit customers’ needs, a differentiated offer, process automation, enhancing non-oil activities, retaining customers and strengthening our brand. Abroad, Eni will grow selectively in target European markets and divest marginal assets.
Management plans to improve results of the Refining & Marketing Division by over euro 500 million within 2015, excluding any change in market context, through efficiency improvements. Eni expects to improve middle distillate yields to 50% (vs. 47% in 2011) and, in marketing, we are targeting a market share up to 30% in the Italian retail sector. Energy saving programs will be strengthened by implementing the Energy Management System at refinery plants in accordance with the ISO 50001 international standard. Eni will also invest euro 25.6 million to reduce SOx and NOx emissions by 2013 on a comparable production basis.

To cope with the structural challenges of Petrochemical business, management is implementing a strategic shift targeting to restore the economic equilibrium of Polimeri Europa over the medium-term. This new strategy features a gradual reduction of the exposure to the unprofitable, commoditized businesses in favor of growing the Company’s presence in niche productions, particularly elastomers and specialities which have shown good profitability. Eni will pursue this goal by reconverting and restructuring loss-making plants, improving plant integration and flexibility, as well as optimization projects. Eni intends to growth its presence in green chemistry leveraging its joint venture project at Porto Torres in Sardinia which targets the restructuring of an obsolete plant into a modern and advanced facility for the production of environmentally-friendly chemicals. The licensing of Eni’s proprietary technologies will support the establishment of strategic alliances with international partners. Over the next four years, Eni will make capital expenditure amounting to euro 1.7 billion, targeting plant upgrading and enhancement in the best positioned businesses, mainly in elastomers.

Engineering & Construction segment will consolidate its leading position in the Offshore and Onshore businesses leveraging the EPIC-oriented business model and outstanding relationships with the Majors and NOCs. Saipem will continue focusing on the execution of technologically-advanced mega-projects mainly located in frontier areas and complex environments, carefully selecting business opportunities. The upgrading of a world-class drilling and construction fleet, the availability of an important construction yard in Indonesian targeting offshore projects, as well as the expenditures made to boost local assets and logistic centers in key areas (in particular in Brazil) will support the competitive advantages.

Management believes that the achievement of Eni’s projected targets and expected returns will be underpinned by Eni’s operational excellence, synergies from integration and the development of integrated risk management capabilities intended to extract value from Eni’s assets.
Operational excellence thanks to Eni’s know-how and distinctive competences endorses a preventive business conduct when managing the environmental footprint of Eni’s operations and risks to employees and communities’ health and safety. Continuing improvement in efficiency through innovation of business processes will enable the Company to reduce the energy intensity of its productions, optimize plants activities and achieve economies of scale in centralized services.

Integration will enable Eni to capture joint opportunities in the marketplace, reaping the benefits of synergies and maximizing asset returns. Particularly, the new business unit Eni trading will develop integrated risk management activities with a view of better coping with the increasingly volatile commodity markets.

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The overall uncertainty currently affecting world economy and Europe in particular affected the trends of the energy industry: a worsening scenario and high international oil prices are only two of the factors leading to declining oil demand in 2011. This trend reflects declining demand in OECD countries and sluggish growth in non-OECD countries, where, however, prospects are positive supported by demographic and industrial processes in addition to increasing income.
If on one side operators in the energy industry share the expectation that the current slow phase of world economy will impact the growth rate of energy demand in the medium-term, on the other one cannot immediately quantify the decline. At the same time, uncertainties in forecasting consumption growth may induce operators to apply more selective criteria to investments in production capacity.
Further uncertainty derives from the consideration that in the longer term energy policies focusing on efficiency may induce changes in the mix of primary energy sources.
We think, however, that without specific technological breakthroughs such policies will not be able to significantly reduce the share of fossil fuels employed in meeting global energy requirements.
In the wider context of sustainable development at the global level, a primary role will be played by access to energy for all. According to the UN Report "Resilient People, Resilient Planet: A Future Worth Choosing" presented on January 30, 2012 in Addis Ababa by the High-level Panel on Global Sustainability, over 1.3 billion people globally, or 20% of the world’s population, lack access to reliable electricity, while 2.7 billion people still rely on traditional biomass use for their cooking needs. In the long-term ensuring universal access to modern energy services will be an achievable challenge but will require huge investments and great involvement of international institutions.
Another phenomenon underway is the shift of consumption to emerging and developing countries. In terms of global energy demand, non-OECD countries already cover over half of primary demand and soon these countries will also require growing oil volumes. In particular, the main driver of oil demand growth in emerging countries will be represented by the beginning of mass motorization.
Uncertainties exist also on the supply side of oil. OECD countries will continue to play a major role in the development of new production capacity. Long-term estimates indicate that 50% of additional supply of oil will be produced in Iraq and Saudi Arabia. In the medium-term, however, the scenario seems uncertain due to current geopolitical unrest, in particular in Iraq, affecting the actual achievement of production increase with immediate investments. The Iranian nuclear program and the evolution of the geopolitical scenario following the "Arab spring" in North Africa and the Near East (from which 30 and 20% of world oil and gas production derive, respectively) could affect investments for increasing production capacity.	In this context even the forecasts on capacity development in no-OPEC countries seem hampered by a decline in producing fields (mainly in the North Sea and the Gulf of Mexico) on one side, and the high investment costs related to the concentration of new opportunities in extreme environments, such as Arctic and deep offshore locations.
The current worldwide capacity for oil production is estimated at 3-4% due to the maturity of many oil basins. Overall, every year the oil industry must replace new capacity at an average of 3 million barrels/day of oil (more than the yearly production of the United Arab Emirates). Additional volumes are also required to meet increases in demand.
In order to produce these additional amounts the industry shall have to continue its exploration efforts in new mineral basins in harsh environments while improving production techniques.
A share of this increase in production will derive from secondary enhanced recovery techniques (Improved Oil Recovery and Enhanced Oil Recovery) that could increase the amount of oil extracted from all reservoirs. In this context, technology will represent one of the major levers to face these challenges and at the same time will represent a competitive advantage for the international energy companies operating in a more and more competitive environment. The availability of innovative technologies can be a distinctive element for accessing new reserves also in cooperation with producing countries.
Unconventional oil and deep offshore fields represent a new relevant portion of potential non-OPEC capacity. New systems emerged recently, like tight oil – also as a consequence of the great success of unconventional gas in the US – profiting from advanced technologies and high oil prices. However, still quite a few constraints limit the production of tight oil such as the availability of means, the need for high investments, the need to keep in check possible environmental impact related to the intense drilling required by this kind of production.
The future prospects of natural gas consumption in developed countries are also quite uncertain, while positive and relatively certain forecasts concern the increase in consumption of natural gas in emerging countries, also due to the wide availability of this fuel, its flexibility and lower environmental impact, in addition to generally lower prices than other traditional alternatives. All these features make characterize natural gas as the raw material that can form a bridge for reaching a carbonless energy future. Gas will be indispensable for treading a path that combines wide access and lower CO2 emissions, at least until renewable sources have reached technological maturity and play a larger role in the international energy scenario.
The current American scenario is evidence of the wide availability of low priced natural gas: the so called unconventional revolution succeeded in changing the American energy market in a couple of years. The United States have become virtually self sufficient by applying the so called

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Eni Annual Report / Scenario and trading environment

fracking technologies for the extraction of shale gas, leaving volumes of gas originally intended for the US market available doe sale to other countries. The escalation of non-conventional gas sales certainly raised new interest for gas and led many countries to start exploration in this specific segment. Although it is not yet possible to quantify the potential of unconventional reserves worldwide, certainly new discoveries could extend the residual life of this energy source. Increasing attention paid to unconventional hydrocarbon sources raised	intense preoccupation for the social and environmental impact of this kind of extraction. It will therefore be crucial to develop techniques that minimize the impact of extracting, processing and transporting energy.
The progressive increase in complexity of new development projects (frontier areas and unconventional resources) will require increasing investments and technical skills. In order to seize the new opportunities, companies will need technical and managing skills adequate for the evolving situation.

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Eni’s business model for the creation of sustainable value is founded on a wealth of distinctive assets, guidelines for industrial actions (drivers), deriving from strategic management choices consistent with the long-term nature of the business, the continuous interaction with all stakeholders in a framework of stringent and clear rules of governance. Within the implementation of the Company mission and the running of day-to-day operations, Eni’s efforts are inspired by these key elements:
• Cooperation in the development of the territories where we work, expressing the ability to understand local needs and the willingness to contribute to their fulfillment;
• Integration of all activities along the energy supply chain, as a source of crucial synergies for facing market challenges and ensuring a competitive advantage;
• Innovation as key element for accessing new energy resources, improving recovery from the subsoil and the efficiency of its use, ensuring respect for and responsible use of natural resources;
• Excellence in running the operations, which hinges on making use of best practices, quality systems, advanced technology and safety systems to ensure full respect for the community and the environment;
• Inclusion of all Eni people, with their broadly expressed diversity, which combines with health and safety protection in the workplace, as well as their personal development and involvement in the Company’s goals;
• Responsibility in terms of commitment to transparency in the business management, in the fight against corruption, and in the respect for human rights in every sphere of our work, being requisites for effective contribution toward the development of Countries and societies.
Eni believes that founding its way of operating on these distinctive elements together with its own business culture is the source of a long enduring competitive advantage.

Cooperation

The cooperation model with producing Countries, or rather the will to invest with a long-term prospective and the flexibility of offering solutions to the requirements of the Countries, has been an integral part of corporate strategy from the very beginning. This is now transforming into ever greater integration among the Company development projects and the development of growth opportunities in the territories where Eni is hosted.

This approach has enabled the completion of important industrial agreements with strategic Countries, contributing to the achievement of the first operator position in Africa. In 2011 new cooperation agreements were signed with Ukraine, China, Algeria, South Africa, Libya, Angola and Venezuela which are added to the existing Memorandum of Understanding (MoU). The equal position with producing Countries has enabled Eni to be seen as a reliable partner that unites the pursuit of corporate objectives with the offer of stable development solutions. Eni’s cooperation model is the foundation of the long-lasting relationships it has with producing Countries. The case of Libya is an example: Eni has worked in Libya since 1959, when Agip obtained its first concession, in the south eastern Sahara desert. As a consequence of the 2011 revolution, regardless of the interruption of most of the Country’s production, Eni kept its Wafa Field active, where the gas required to fuel the Tripoli power plants is produced along with meeting the needs of the local population for a total of about 50 thousand barrels per day. Also, thanks to the attention to the Country’s needs, just a few months after the resolution of the conflict, production returned to pre-crisis levels. In Africa, with a production of about 1 mmboe/day, equal to 55% of Eni total production, the cooperation model’s success is evident: after arriving in Egypt in 1954, Eni grew quickly, achieving a position of leadership both in Countries where it has traditionally had a presence such as North Africa, Angola, Nigeria and Congo and in the new producing Countries, such as Togo, Ghana, Gabon, South Africa and Mozambique, where in 2011 a new discovery of natural gas significant in Eni’s history was made.

Within this framework Eni knew how to integrate the development of local energy systems with its own core business activities, seizing new opportunities and building the foundations for development in its host Countries, especially in those areas where energy poverty is a critical issue.

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Eni Annual Report / How we operate

The Memorandum of Understanding (MoU) signed with PetroSA, the national oil company of Republic of South Africa, settles areas of cooperation both in South Africa in other Countries. These include joint initiatives for the import and supply of LNG destined for power production and GTL, as well as support for the construction of new power plants. Other examples may be found in operations in Nigeria and Congo Brazzaville, where Eni has been able to seize the great potential of the gas, which in the past was simply burned off and has invested in its recovery and the construction of power plants that today cover the majority of the local power requirements. The success of these interventions has attracted the attention of other Countries in the region. Many of the Memorandum of Understanding recently signed in Angola, Ghana, Togo and Mozambique include electrification projects.
Eni has also become a favored partner for projects concerning agriculture, health care and quality of life improvement for the communities where it is hosted.
In particular in 2011 Eni invested nearly euro 70 million for the start-up and completion of development projects in the communities of Countries where it operates, out of which more than euro 20 million went to the African continent.

Integration

Operating in an integrated manner along the entire energy supply chain has given us a heritage of solid and valuable skills and synergies being one of the keys to Eni’s successful growth ensuring: competitiveness, flexibility, and a unique offering.

One of Eni’s distinctive features is its integration of skills and operations throughout the energy supply chain. Its strong presence in the gas market, its operations in LNG, its industrial capabilities in power generation and refining with the strong support of world class engineering and construction capabilities enable Eni to oversee every phase of value creation from exploration for to marketing of hydrocarbons and to pursue linked opportunities and projects in the market.
Integration of all the activities along the entire oil&gas chain has become a key element in the development of Eni’s cooperation model, which brings together traditional business with sustainability operations in the territory.
In particular, integrated gas cycle management represents an opportunity for Eni from the economic, industrial and social viewpoint. The benefits generated by the integration of the business is well represented in Countries such as Congo, Nigeria and Angola, where, thanks to an integrated business at any stage of the energy chain and the ability to find win-win solutions through agreements, the presence of Eni is consolidated and activities have been undertaken to promote socio-economic development.
The integrated approach enables greater flexibility in relation with producing Countries, to whom Eni propose solutions that each and every time are adapted to the specific requirements for technology, infrastructure and economic growth of the local society. Integration is therefore a strong point: it enables

Eni to utilize the resources of a Country in a responsible way, guaranteeing the safety of people, environment and installations and contributing to local development supporting Countries in a more efficient use of their available energy resources.

Innovation

Technological innovation is a key element for the pursuit of long-term growth. Eni’s commitment to technological research is aimed at reducing the time-to-market for new scientific discoveries in the traditional oil&gas sectors, at enhancing renewable energy, and at developing innovative methods of environmental conservation. More broadly, the possibility of developing innovative and ever safer technology enables Eni to be recognized as a reliable partner with many advantages in terms of competitiveness.

Eni is committed to the development and application of innovative technology and processes for the advanced recovery of hydrocarbons, enabling an increased recovery factor both from conventional deposits and from those containing unconventional oil resources (heavy crude and tar). In 2011, for example, a process that enabled additional recovery of oil from a field in North Africa was successfully tested. Through technological innovation, Eni is able to acquire the tools required to seize the best opportunities coming from the cutting edge of the market.
In particular, even though Eni’s production is concentrated in areas with limited exposure to operational risk, it is also committed to the development of technology able to provide safe production even in extreme environments, in marginal fields and in deep/ultra-deep water fields.
For the purpose of taking advantage of even longer term innovative solutions, Eni confirms its commitment to the development of potentially breakthrough technology in the field of renewable energy (solar and biomass). Technological maturity achieved in some research programmes has enabled to proceed to their application. In particular in the solar field, it has been activated a project for the realization of a series of demonstration plants in Eni sites based on the technology of photoactive materials. Regarding the biomass, Eni’s research is focused on the development of second and third generation bio-fuels. Furthermore Eni makes use of collaborations of research institutes both in Italy and abroad. Outsourcing towards Universities and research centers came to about euro 30 million in 2011, that is, nearly a third of total outside costs (excluding Saipem and PE). Among the more important collaborations, those with the Politecnico of Milano and Politecnico of Torino, with the CNR [the Italian National Research Council] and the alliance with MIT stand out. In addition to these partnerships, the new cooperation agreement with Stanford University signed in 2011, provides for an investment of more than dollars 10 million over the next four years.
Aware of the importance arising from new technological discoveries, in order to protect its intellectual property Eni has put into place an active management system that focuses on two aspects: maximize the protection of innovative solutions

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Eni Annual Report / How we operate

generated from R&D projects in progress and rationalize existing projects in coherence with our business strategies. In 2011, 79 patent applications were filed.

Excellence

Eni is committed to continuous improvement of processes, competencies and products as a lever for the improvement of the performance and reliability of its plants with respect for health, safety and the environment.

Asset management leverages on proprietary technologies. Instrumentation, software and workflow are used in the E&P sector to improve the drilling and completion operator activities in extreme environments. Special attention is dedicated to operational and environmental safety, especially for deepwater wells and high temperature/high pressure (HTHP) applications, and to environmental risk monitoring and mitigation related to E&P activities.
The advanced technology used, constant training and the expertise of the technicians, online monitoring of operations from the main office, use of strict procedures and the supervision of their application have enabled the achievement over time of excellent safety performance figures with a blow-out frequency index (relative to all of the wells drilled onshore and offshore) equal to 0 in the period 2005-2011.

For Eni, operational excellence translates into continuous innovation of fuels aimed at offering the market high performance and environmental quality products in anticipation of ever more stringent regulations. The industrial scale start-up of the first plant using the proprietary EST technology will also enable the use of heavy crude oils whilst nearly eliminating production of waste products. This technological innovation will also enable the relaunch of the chemical industry through an offering of low environmental impact products and the production of bio plastics from vegetable raw materials.

In order to reduce its impact on climate, Eni has had, for some time, a strategy in place that provides for the progressive abandonment of the practice of flaring in upstream processes and the development of annual energy efficiency programmes for all of its operational sectors.
The results of this strategy are evident by the CO2 emission levels recorded in the various sectors.

In addition to the continuous reduction in fresh water consumption and the recycling of industrial and ground water in the downstream sector, Eni has mapped out its own operations in water stress zones to further optimize the use of water resources. Progress is also being made on increasing the re-injection of water produced in association with oil extraction. Identification of areas rich in biodiversity potentially affected by exploration and production work will enable improved integration of our commitment to biodiversity conservation and the responsible use of ecosystem resources for operational management.
Eni continues to promote operations aimed at ensuring the integrity of operational facilities through "asset integrity" projects, at raising standards and, where necessary, at starting up operational plant and management projects, in compliance with the most advanced international standards. Over the next 4 years all of our most significant operational facilities will be certified pursuant to the OHSAS 18001 standard. Furthermore the spread of a culture of safety has continued with the implementation of Eni in Safety: an integrated programme of safety information and training activities. With regard to the additional operations for the spread of the know-how and the enhancement of the knowledge base in all of its businesses, Eni has an expertise management

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system to place the knowledge heritage and excellent practices accumulated over time as common factors. In particular, in the Exploration & Production sector, during 2011, nearly 57 webinars were held involving 1,800 participants.
To improve risk prevention and mitigation, Eni has constantly maintained its commitment to training personnel on themes of safety and prevention of emergencies. During 2011 the emergency management mapping platform was upgraded enabling the display of geographic references for industrial facilities with significant accident risk and the positioning in real time of naval vessels and tanker trucks in service with Eni. The protection of the health of workers and communities is guaranteed not only by way of improvement of industrial assets and their management but also through the development of guidelines and best practices on general and specific themes (exposure assessment), especially for emerging risks (e.g. artificial optical radiation and electromagnetic fields).
The Health Impact Assessment Project was started up with the objective of defining and applying standards for the assessment of the impact of new industrial activities on resident populations, fundamental aspects for construction authorizations and work start-up as well as for subsequent assessment of the wellbeing of the community.
The oil&gas sector requires complex and specific technical expertise often not available in the employment market. For this reason personnel training and expertise management become two fundamental organizational advantages that ensure expected business results.

Eni has developed ad hoc training programmes for each sector of its business with the objective of supporting the development of skills required by the business. Overall 1,176,928 hours of technical-professional training have been given: an increase of 24% compared to 2010.

Inclusion

The involvement and valorization of people and the creation of a work environment that offers everyone opportunities based on a transparent merit system without discrimination create the prerequisites for a suitable and timely response to market dynamics. Thanks to the skills of its employees and to their diversity, which Eni enhances inside its corporate structure, to its ability to integrate with different local contexts, Eni ensures a distinctive offering with significant advantages in terms of competitiveness.

Involvement of its people is fundamental to motivation and creation of a positive climate of reciprocal cooperation. With this view, in 2011 the second edition of the corporate climate analysis, "Eni secondo te" was drafted and issued. This was a survey aimed at gathering opinions on the Company as well as the expectations of its more than 32,000 employees in 47 Countries. 70.5% of all employees participated in this survey and based on the results that emerged, a transversal and directed programme of interventions will be set out.
The current economic difficulties have made it necessary to initiate processes of change and reorganization in the business for the purpose of achieving greater competitiveness. From this point of view, the industrial relations sector has undergone all of the different reorganization stages, even through new types of relations with union organizations. In this regard, with the objective of facilitating greater flexibility, efficiency and productivity, on May 26, 2011 a development and competitiveness agreement was signed with union organizations for a new industrial relations framework. The principles contained in the agreement minutes report were also confirmed in the "Green Chemistry" Protocol of Understanding for Porto Torres, signed at the office of the President of the Council of Ministers and relative to the industrial reconversion process of the Porto Torres facility.
The availability of open people capable of discussion and cooperation with the diversity found in Eni’s many different operational contexts is pursued through an inclination toward inclusive management, fully mindful of diversity, able to value it and its different contributions. It is in this configuration that Eni renews its commitment to the valorization and empowerment of women for the purpose of defining objectives for their increased presence in the work force and development programmes as well as for appointments to management and supervisory positions within Eni’s subsidiaries.
To promote international mobility the "Easy Landing" training program has been instituted for the development of international and multicultural skills among Eni people who will be exposed to living and working abroad for the first time. Also new training initiatives for the appreciation of

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intercultural diversity have been started to enhance the proper management of correlated aspects. A series of operations have also been implemented for the valorization of local personnel representing 76.5% of employees abroad (44% of the total population).

To deal with the impact of the "skill shortage" on its project scheduling, Eni has kept the core competences in house, such as for example, geologists and engineers with broad experience. In these categories Eni has a turnover of about 1%, the lowest in the sector. In addition, aside from internal growth, any other gaps in professional personnel are filled by hiring qualified technicians recruited directly on the international market by Eni’s international employer, Eirl.
Eirl is committed to the development of international careers with the intention of assigning valued professionals and at the same time responding to the requirements of Eni’s business growth. Eirl brings motivated and qualified resources on-board wherever needed, with a specific focus on technical personnel, most of whom are qualified as mid-career Petro Technical Professionals.
Cooperation with the academic world continues with the activation of specific Oil & Gas Master’s programmes at the Politecnico of Torino and the Università of Bologna.
Consistent with the principles of equity, people valorization and non-discrimination, the Eni’s reward system has the objective of reinforcing the sense of engagement of Eni’s personnel in the achievement of corporate business objectives and of rewarding values, ability and conduct coherent with corporate culture and strategy.
The reward model, applied worldwide, was updated in 2011, in relation to retention and overseas business development requirements, using policies differentiated by critical professional groups. New reward instruments aimed at more critical professional resources will be implemented, beginning in 2012, updating remuneration offerings with respect to professional contribution enhancement objectives.

Responsibility

A risk management system that clearly establishes limits and responsibilities and operating methods based on the respect for the rules and the highest ethics are the foundation of responsible management. This approach enables Eni to be viewed as a reliable interlocutor, careful about keeping its reputation excellent and reducing potential risks. In practice, working responsibly takes shape in the implementation of strict financial discipline, using a selective approach in the choice of partners and investments along the entire value chain (suppliers and industrial partners) in the active contrast of corruption, and in respect for human rights.
The objective of maintaining a solid financial structure is pursued by way of balancing requirements for growth and remuneration whilst maintaining suitable financial flexibility. Ability to generate cash flow, discipline in the selection of investment projects, efficient use of capital and business strategy: these are the foundations of Eni’s financial solidity. Eni intends to preserve the excellent balance between its own capital assets and those of third parties, continuing to invest in growth and guaranteeing high returns for its shareholders.
Eni is also committed to the pursuit of high levels of operational efficiency, applying the industry’s operations management best practices, implementing the best organizational solutions for internal processes and suitably updating rules and standards of conduct, across all operational sectors and also specific to individual areas and in relation to changed operating and context requirements.
In the name of long lasting and stable relations, Eni seeks the highest levels of transparency and clarity in its affairs through the application of protective measures for clean and inclusive business deals. The fight against corruption, a priority, brings a double advantage: it reduces business risks and maximizes benefits in the countries where we work. The Company has been working on this issue for several years, explicitly prohibiting corrupt practices in its Code of Ethics, implementing a series of initiatives aimed at strengthening the business culture and adhering to the Global Compact and specifically taking part in its working group on the 10th Principle.
In 2011 this commitment was strengthened through the work done by the Anti-Corruption Legal Support Unit (ACLSU), which took on the specialist legal counsel on the issue of anti-corruption for Eni people including its not-listed subsidiaries.
To reduce the risks to operations and reputation, the principles of transparency and propriety adopted by Eni have been extended

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Eni Annual Report / How we operate

along the entire value chain. Eni uses procedures to qualify and select its partners that assess technical capabilities, ethical, economic and financial reliability to minimize the risks inherent in working with third parties. Eni demands compliance with all regulations of its business partners, including those against corruption. In this context Eni has been promoting mediation and negotiation among the main players in the petroleum industry, with the aim of sharing the Company’s anti-corruption policy along with the more significant international principles in regard. Examples of this are those initiatives undertaken in the Gulf of Mexico, in England and in Nigeria.
The Company has adopted supplier selection criteria that are equally as strict. In 2011 the implementation of structured supplier management systems for critical areas was carried out with the issue, diffusion and application of new contractual standards, in which there are also clauses addressing the issue of respect	for human rights. Eni also continued its efforts in monitoring the conduct of the businesses that work for Eni, with specific reference to the protection of human rights, through the application of the SA8000 Standard. Subcontractors are also required to comply with Eni’s Code of Ethics, the Model 231, the guidelines for protection and promotion of human rights as well as anti-corruption regulations.
In consideration of the high exposure to different local regulations and cultures, arising from the high number of Countries where Eni operates, the work on Human Rights Compliance Assessment has continued in those nations with an assessment performed in Pakistan. A specific Corporate level, inter-sector and interdepartmental work group was instituted to look into and resolve certain issues requiring improvement noted during local assessments. The Guiding Principles on Business and Human Rights, issued by the United Nations in June 2011 were also implemented.

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Eni considers Corporate Governance as a fundamental value in its business model, regarding that good governance is a prerequisite for achieving its corporate mission while respecting standards of fairness and profitability: Eni’s governance system has been designed to support a fiduciary relationship between the Company and its stakeholders’ and contribute in achieving stable results and creating long-term sustainable value in accordance with its business strategy. The	Corporate Governance structure of Eni follows the traditional model, which – confirming the role of the Shareholders’ Meeting – assigns corporate management responsibility to the Board of Directors, supervisory functions to the Board of Statutory Auditors and accounts auditing to the audit firm[1]. The following picture provides an outline of Eni’s Corporate Governance structure referred to December 31, 2011, updated as of March 15, 2012.

(1)	For further information on this issue, see the Corporate Governance Report on the Governance section of Eni’s website.

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Eni Annual Report / Governance

The Board of Directors and the Board of Statutory Auditors are appointed by the Shareholders’ Meeting by list voting. The composition of Eni’s corporate bodies keeps into consideration the need for representing different positions, skills and characteristics and that the persons serving in the Board are able to perform their duties with efficacy. In particular Eni’s Board includes professionals and managers with varied qualifications and experiences capable of expressing different positions and making the Board complete and balanced. Three directors and two statutory auditors, one of them the Chairman of the Board of Statutory Auditors, are appointed by non controlling shareholders. In addition 8 out of 9 directors are non executive directors and 7 of these are provided with the independence requirements as per applicable laws and the Self-Discipline Code of Borsa Italiana of 2006, upheld by Eni.
The Board of Directors has the widest powers for the management of the company in relation to its purpose. The Board appointed a Chief Executive Officer and entrusted him with powers of administration in accordance with the By-laws, excluding the ones it reserved to itself, and granted to the Chairman, appointed by the Shareholders’ Meeting, proxies to identify and promote integrated projects and international strategic agreements according to By-laws. Among the powers reserved, the Board has identified the most important strategic, operational and organizational powers in addition to those that cannot be delegated by law. In particular it retains a central role in internal control and risk management and in the definition of guidelines for Corporate Governance[2], organization, administration and accounting in the Company, its main subsidiaries and the whole Group, assessing annually its adequacy, efficacy and actual functioning. The Board also reserved the definition of sustainability policies and sharing of relevant results to be submitted to the Shareholders’ Meeting by means of a system of integrated reporting capable of representing how good performance in sustainability contributes to the value creation in the long-term.
The remuneration policy of directors and top managers is designed to attract the best professionals and managers and to align their interests with the primary objective of creation of value for shareholders in the medium and long term. For this reason, the structure of top management remuneration is defined both in relation with the role and responsibility assigned to each of them, keeping into consideration industry wide benchmarks applicable to similar functions in a competitive panel, and with a balanced mix of fixed and variable items. An important element of Eni’s remuneration policy is the variable incentive system	associated with the achievement of economic/financial, business development and operating targets established to ensuring the sustainability of results and the creation of value for shareholders over a medium to long-term period, in accordance with Eni’s Strategic Plan[3].
The Board of Directors has created four internal committees with consulting and advisory functions: the Internal Control Committee, Compensation Committee[4], Nomination Committee and Oil-Gas Energy Committee. In particular, the Nomination Committee established in July 28, 2011, has the authority to propose and consult the Board in relation to appointment of the top management and of the members of governing bodies and the succession plans for Eni managers including the CEO.
In order for the Board to take mindful strategic decisions and to adequately monitor management activities, its members must individually and collectively receive full information with proper advance. Thus meetings of the Board are subject to specific procedures and are prepared with the assistance of the Secretary of the Board, of the Chairman, who holds a leading role and oversees the discussion so that each director can provide his valuable contribution to the overall functioning. In addition, in June 2011, Eni drew up a new induction training plan for new members of the Board and of the Board of Statutory Auditors also involving the other members of the two company bodies. Subjects of this induction have been Sustainability and business ethics with the aims at training directors and auditors capable of understanding how social and environmental issues affect the company’s operations and how social and regulation trends can create new opportunities and risks.
At the same time the Board has launched, for the sixth consecutive year, a self-assessment program (board review) of its members and functioning with the support of a specialized and independent external consultant. With the support of this consultant Eni’s Board was the first in Italy to apply peer review processes to the assessment of the Board’s activities, with members evaluating their mutual contribution to Board’s activities. Directors and members of other corporate bodies and all Eni persons are expected to comply with Eni’s Code of Ethics (an integral part of Model 231) that prescribes rules for a fair and proper business conduct.
As concerns control, Eni has adopted an integrated and extensive internal control system based on bodies, tools and information flows leading to the top administration and control bodies. In this context Eni decided to implement a new model for integrated risk management in an effort at enriching its current organization.

(2)	In particular, the composition of boards of unlisted subsidiaries and the definition of relevant appointing criteria have been part of initiatives aimed at promoting the inspiring principles of the recent laws enacted for a balanced representation of genders (so called Pink quotas): Eni recommended to anticipate to January 1, 2012 the application of this law and planned an induction plan for the new members of administration and control bodies of Eni’s subsidiaries, men and women, with a specific focus on the contribution of diversity to these bodies.
(3)	For further information, see Eni’s Remuneration Report, available on the Company’s website, where the Remuneration Policy is subject of consultative vote of the annual Shareholders’ Meeting.
(4)	The Compensation Committee assists the Board on the issues of remuneration. For further information see Eni’s Remuneration Report available on the Company’s website.

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Eni Annual Report / Governance

The issues mentioned above, summarize the most important aspects of management and control activities typical of Eni’s model and rules of governance, Eni is also committed to create an open and transparent communication channel with its shareholders and all other stakeholders, ensuring at the same time a constant commitment to the actual deployment of each and all shareholders’ rights. Eni is committed to make complete, timely, understandable and accessible information available to all.
Eni is the first company in Italy for market capitalization and is aware of its responsibility when expressing its proposals on corporate governance that can be useful for the Italian system, in line with the principles of its corporate governance policy. Eni intends to participate in the current debate on management and control of listed companies, issuing proposals (in terms of laws and self-discipline actions) that can increase the efficiency of the Italian system. The proposals firstly concern the Board of Directors and the main subjects who are part of it, paying particular attention to the strategic role of the Board, which requires also the appointment of Directors with the necessary professional requirements. Diversity of Directors (intended not only as gender diversity) is considered as a fundamental	requirement for the correct composition of the Board of Directors. The need to ensure the continuity of the Board of Directors, led to suggest to phase the terminations of directors’ mandate (so-called staggered board), as faculty which may be left to the choice of each company. Functions of Committees of the Board of Directors are revised in the perspective of the strategic role of the Board, emphasizing at the same time the controlling duties of the Board of Statutory Auditors. Beside the rationalization of the Internal Control System, the demand for a well-articulated and effective risk management structure is underlined. A last group of proposals refers to shareholders, in order to achieve an higher involvement in the corporate life and, at the same time, improving their information. With reference to the Shareholders’ Meeting, regulations are considered in order to streamline procedures, avoiding initiatives of mere inconvenience. Initiatives aimed at promoting transparency of voting policies by institutional investors[5] are provided as well. The proposals, presented to the media on July 13, 2011, have been submitted to public debate open to the economic, financial, academic and institutional world; some of these solutions have been included in the Corporate Governance Code of listed companies of December 2011.

(5)	For further information see the document "Eni proposals for Corporate Governance System" available on Eni’s website.

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		2009	2010	2011
Employees injury frequency rate	(No. of accidents per million hours worked)	0.49	0.72	0.41
Contractors injury frequency rate		0.59	0.48	0.41
Fatality index	(No. of fatalities per 100 million hours worked)	1.77	7.90	1.83
Net sales from operations (a)	(euro million)	23,801	29,497	29,121
Operating profit		9,120	13,866	15,887
Adjusted operating profit		9,484	13,884	16,077
Adjusted net profit		3,878	5,600	6,866
Capital expenditure		9,486	9,690	9,435
Adjusted capital employed, net at year end		32,455	37,646	42,024
Adjusted ROACE	(%)	12.3	16.0	17.2
Profit per boe (b)	($/boe)	8.14	11.91	16.98
Opex per boe (b)		5.77	6.14	7.28
Cash Flow per boe		23.70	25.52	31.65
Finding & Development cost (c)		28.90	19.32	18.82
Average hydrocarbons realizations (d)		46.90	55.60	72.26
Production of hydrocarbons (d)	(kboe/d)	1,769	1,815	1,581
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	6,571	6,843	7,086
Reserves life index (d)	(years)	10.2	10.3	12.3
All sources reserves replacement ratio (d)	(%)	96	125	142
Employees at year end	(units)	10,271	10,276	10,425
of which: outside Italy		6,388	6,370	6,628
Oil spills	(bbl)	6,259	3,820	2,930
Oil spills from sabotage and terrorism		15,288	18,695	6,127
Produced water re-injected	(%)	39	44	43
Direct GHG emissions	(mmtonnes CO2 eq)	29.73	31.20	23.59
of which: from flaring		13.84	13.83	9.55
Community investment	(euro million)	67	72	62

(a)	Before elimination of intragroup sales.
(b)	Consolidated subsidiaries.
(c)	Three-year average.
(d)	Includes Eni’s share of equity-accounted entities.

Performance of the year

› In 2011 employee and contractor injury frequency rate declined by 43.1% and 14.6% from 2010, respectively.
› Greenhouse gas emissions (total and from flared) reported a steep decline reflecting the completion of certain gas recovery projects in Nigeria and the reduction associated gas to feed the ramp-up of two turbo-generators in a power plant in Congo. Performance for the year was also impacted by lowered Libyan activities.
› In 2011 the E&P Division reported an excellent performance amounting to euro 6,866 million of adjusted net profit (up 22.6% from 2010), reflecting higher oil prices and the rapid recovery of Libyan output.
› Return on average capital employed calculated on an adjusted basis was 17.2% in 2011 (16% in 2010).

Giant discovery in Mozambique

› The volume of natural gas discovered beyond expectation in Mozambique will lead to a new significant development opportunities in Far East Countries with an energy demand growth at fast pace. The Mamba South, Mamba North and Mamba North East exploration wells were drilled in Area 4 of the offshore Rovuma basin showing the mineral potential of gas in place up to 40 Tcf. This is the largest operated discovery in the Company’s exploration history.

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Eni Annual Report / Operating review

Restarted Libyan operations
› The rapid restart of Eni’s Libyan operations reduced the impact of the Revolution on 2011 results. Production at Eni’s Libyan sites is currently flowing at approximately 240 kboe/d and management is targeting to achieve the pre-crisis production plateau of 280 kboe/d and full ramp-up by the second half of 2012. On December 20, 2011, Eni notified its counterpart in the Libyan petroleum contracts, NOC, the termination of the declaration of force majeure which had occurred in April 2011.

Start-up of Perla project in Venezuela
› Signed a Gas Sales Agreement for developing the giant Perla gas discovery, containing over 17 Tcf of gas in place with the Venezuelan national oil company PDVSA. The development plan provides for three phases, targeting production of approximately 9 Tcf until 2036 or 1.2 mmcf/d at peak. The gas produced will be used locally and exported. The investment plan for the first development phase is estimated at $1.4 billion.

Portfolio

In spite of the year 2011 was marked by the Libyan crisis, the management continued to pursue our long-term growth strategy. Leveraging its established co-operation model, focusing on core areas and capturing opportunities in high risk/high reward basins, Eni laid foundations for a new development stage:
› Signed with PetroChina a Memorandum of Understanding to promote joint projects in conventional and unconventional hydrocarbon plays in China and outside China. A similar agreement has been signed with Sinopec.
› Achieved a cooperation agreement with Sonatrach to explore for and develop unconventional hydrocarbons, particularly shale gas plays in Algeria.
› Signed a Memorandum of Understanding with South Africa’s State-owned oil company PetroSA to promote common opportunities to jointly expand operations in conventional and unconventional hydrocarbons in South Africa and in Africa. Eni will also ensure long-term LNG supplies as well as flows of refined products to support the Country’s economic development.
› Re-affirmed with the Egyptian Authorities the upstream commitment in the Country, particularly in the Western Desert, the Mediterranean Sea and the Sinai basins. Agreed plans foresee drilling additional producing wells and the fast track of recent discoveries as well as an exploration plan including the drilling of 12 wells.
› Acquired from Cadogan Petroleum plc an interest in two licenses for exploration and development in areas included in the Dniepr-Donetz basin in Ukraine.
› Reached an agreement with MEO Australia to farm-in the Heron and Blackwood gas discoveries in the NT/P-68 permit, located in the Timor Sea. In addition, Eni acquired a 32.5% stake in the Evans Shoal gas discovery in the Timor Sea with approximately 7 Tcf of volumes of gas in place.
› Awarded the Arguni I and the North Ganal operated gas exploration contracts located onshore and offshore Indonesia, respectively. The planned activities provide for the development of natural gas resources to feed existing LNG production plants nearby in both acquired areas.
› Awarded the operatorship of the PL657 license (Eni’s interest 80%) located in the Barents Sea nearby the Goliat operated field (Eni’s interest 65%). Any exploratory success will be supported by the existing facilities reducing significantly time-to-market.
› Signed with the Angolan authority the Production Sharing Contract to explore Block 35 (Eni operator with a 30% interest) located in an offshore high mineral potential basin.

New agreement of Karachaganak field in Kazakhstan
› On December 14, 2011, the Republic of Kazakhstan and the contracting companies in the Final Production Sharing Agreement (FPSA) of the giant Karachaganak gas-condensate field reached an agreement to settle all pending claims. The agreement, effective from June 30, 2012 on satisfaction of conditions precedent, involves Kazakhstan’s KazMunaiGas (KMG) acquiring a 10% interest in the project.
This will be done by each of the contracting companies transferring 10% of their rights and interest in the Karachaganak FPSA to KMG.

Production
› In 2011 Eni reported liquids and gas production of 1,581 kboe/d, down by 12.9% from 2010, mainly due to a lowered output in Libya. Performance was also negatively impacted by lower entitlements in the Company’s Production Sharing Agreements (PSAs) due to higher oil prices with an overall effect of approximately 30 kboe/d from 2010. Net of this effect and the above mentioned loss of Libyan output, production for the year was in line with 2010.
› In the year oil spills from accidents declined by 23% from 2010, due to significant prevention activities undertaken.
› In the year start-ups were achieved at eleven oil and gas fields which are expected to add approximately 80 kboe/d at plateau to Eni’s medium-term production.
› Made final investment decisions to develop large projects such as the jointly-operated Samburgskoye and Urengoskoye giant gas fields in Siberia, in addition to the above mentioned Perla project, as well as projects in Norway and the Gulf of Mexico which are expected to add 140 kboe/d at plateau in 2015.

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Eni Annual Report / Operating review

Reserves

› Estimated net proved reserves at December 31, 2011, were 7.09 bboe (up 3.6% from 2010) based on a 12-month average Brent price of $111 per barrel. All sources reserves replacement ratio was 142%. Excluding price effect, the replacement ratio would be 159%. The reserves life index is 12.3 years (10.3 years in 2010).

Capital expenditure

› In 2011 capital expenditure amounted to euro 9,435 million to enhance assets in well established areas of Africa, the Gulf of Mexico and Central Asia. Exploration expenditure amounted to euro 1,210 million (up 19.6% from 2010) to execute a selective campaign with the completion of 56 new exploratory wells (28 net to Eni) and an overall commercial success rate of 42% (38.6% net to Eni). In addition 17 exploratory wells drilled are in progress at year end (9.9 net to Eni).
› Exploration successes in the year contributed to increase our resource base by 1.1 bboe. New resources were, in addition to the above mentioned Mozambique discovery, the appraisal of Perla giant field in Venezuela, significant discoveries of Jangkrik North East (Eni operator with a 55% interest) in Indonesia and Skrugard/Havis (Eni’s interest 30%) in the Barents Sea, the appraisal/discovery wells in Block 15/06 (Eni operator with a 35% interest) in the Angolan offshore, as well as other successes in the Gulf of Mexico, Ghana, Egypt, Pakistan, the United Kingdom and Nigeria.
› Development expenditure was euro 7,357 million to fuel the growth of major projects in Norway, Kazakhstan, Algeria, the United States, Italy, Congo and Egypt.
› In 2011 overall R&D expenditure of Exploration & Production Division amounted to approximately euro 90 million (euro 98 million in 2010).

Reserves

Overview
The Company has adopted comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable US Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.
Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt’s Marketwire, except when their calculation derives from existing contractual conditions. Prices[1] are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the initial booking of reserves due to analysis of new information.
Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and on the Profit Oil set contractually (Profit Oil). A similar scheme applies to buy-back and service contracts.

Reserves Governance
Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance.
The Reserves Department of the Exploration & Production Division is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation.
Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC rules[2]. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC

(1)	i	Year-end liquids and natural gas prices were used in the estimate of proved reserves until 2008.
(2)		The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2009.

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Eni Annual Report / Operating review

rules may be less precise. When participating in exploration and production activities operated by others entities, Eni estimates its share of proved reserves on the basis of the above guidelines.
The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; (v) the Reserves Department, through the Division Reserves Evaluators (DRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.
The head of the Reserves Department attended the "Politecnico di Torino" and received a Master of Science degree in Mining Engineering in 1985. She has more than 20 years of experience in the oil and gas industry and more than 10 years of experience in evaluating reserves.
Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation
Since 1991, Eni has requested qualified independent oil engineering companies[3] to carry out an independent evaluation of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report[4]. In the preparation of their reports, independent evaluators rely, without independent verification, upon information furnished by Eni with respect to property interests, production, current costs of operations and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, long-term development plans, future capital and operating costs.
In order to calculate the economic value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided. In 2011 Ryder Scott Company and DeGolyer and MacNaughton[4] provided an independent evaluation of 32% of Eni’s total proved reserves at December 31, 2011[5], confirming, as in previous years, the reasonableness of Eni internal evaluation.
In the 2009-2011 three year period, 85% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2011, the principal Eni property not subjected to independent evaluation in the last three years was Kashagan (Kazakhstan).

Movements in estimated net proved reserves
Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. Movements in Eni’s 2011 estimated proved reserves were as follows:

i

(mmboe)	Consolidated subsidiaries	Equity-accounted entities	Total
Estimated net proved reserves at December 31, 2010			6,332		511		6,843
Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors, excluding price effect		279		645		924
Price effect		(96)		(1)		(97)
Reserves additions, total			183		644		827
Purchases of mineral-in-place			2				2
Sales of mineral-in-place			(9)				(9)
Production for the year			(568)		(9)		(577)
Estimated net proved reserves at December 31, 2011			5,940		1,146		7,086
Reserves replacement ratio, all sources	(%)						142
Reserves replacement ratio, all sources and excluding price effect	(%)						159

(3)	i	From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.
(4)	i	The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2011.
(5)	i	Includes Eni’s share of proved reserves of equity accounted entities.

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Eni Annual Report / Operating review

Additions to proved reserves booked in 2011 were 827 mmboe and derived from: (i) extensions, discoveries and other factors were 591 mmboe, with major increases booked in Russia, Venezuela, the United States and Angola; (ii) revisions of previous estimates were 228 mmboe mainly reported in Norway, Russia, Italy, Egypt, Kazakhstan and Iraq; (iii) improved recovery were 8 mmboe mainly reported in Norway and Algeria. The unfavorable effect of higher oil prices on reserve entitlements in certain PSAs and service contracts (down 97 mmboe) resulted from higher oil prices from one year ago (the Brent prices used in the reserves estimation process was $111 per barrel in 2011 compared to $79 per barrel in 2010). Higher oil prices also resulted in upward revisions associated with improved economics of marginal productions.
Sales of mineral-in-place (9 mmboe) resulted from the divestment of assets in Nigeria and the United Kingdom.
Acquisitions (2 mmboe) related to an additional interest in the Annamaria field in Italy and an interest in two licenses for exploration and development in Ukraine.
In 2011, Eni achieved an all-sources reserves replacement ratio[6] of 142%. Excluding price effects, the replacement ratio would be 159%. The reserves life index is 12.3 years (10.3 years in 2010).

Proved undeveloped reserves
Proved undeveloped reserves as of December 31, 2011 totaled 3,316 mmboe. At year-end, proved undeveloped reserves of liquids amounted to 1,539 mmbbl, mainly concentrated in Africa and Kazakhstan. Proved undeveloped reserves of natural gas amounted to 9,866 bcf, mainly located in Africa, Russia and Venezuela. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,284 mmbbl of liquids and 5,219 bcf of natural gas.
In 2011, total proved undeveloped reserves increased by 495 mmboe due to new projects sanctions and upwards and downwards revisions mainly related to contractual and technical revisions, price effect and portfolio operation. Approximately 500 mmboe were due to new projects sanctions, mainly in Russia, Venezuela and the United States.
During 2011, Eni converted 193 mmboe of proved undeveloped reserves to proved developed reserves due to development activities, production start-up and revisions. The main reclassifications to proved developed reserves are related to the following fields/projects: Nikaitchuq (United States); MLE (Algeria); Denise, Belayim and Taurt (Egypt); M’Boundi (Congo); Zamzama (Pakistan); Kitan (Australia); Karachaganak (Kazakhstan); Tyrihans (Norway).
In 2011, capital expenditure amounted to approximately euro 1.9 billion and were made to progress the development of proved undeveloped reserves.
Reserves that remain proved undeveloped for five or more years are a result of several physical factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels.
The Company estimates that approximately 0.8 bboe of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (0.4 bboe) with a reduction of 120 mmboe compared to 2010. Development activities are progressing and production start-up is targeted by the end of 2012, or in the early 2013. Such PUD reserves will be produced within the limits of the oil processing capacity that is planned to be available at end of Phase 1. For more details regarding this project please refer to "Main exploration and development projects-Kashagan"; (ii) some Libyan gas fields (0.27 bboe) where development completion and production start-up are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields, which are expected to be put in production over the next several years; and (iii) other minor projects where development activities are progressing.

Delivery commitments
Eni sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.
Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 341 mmboe from producing assets located in Australia, Egypt, India, Indonesia, Libya, Nigeria, Norway, Pakistan, Tunisia and the United Kingdom.
The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products.
Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 69% of delivery commitments.
Eni has met all contractual delivery commitments as of December 31, 2011.

(6)	i	Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserves Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and environmental risks.

Contents

Eni Annual Report / Operating review

Estimated net proved hydrocarbons reserves (a)
Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2009	2010	2011

Italy	233	2,704	703	248	2,644	724	259	2,491	707
Developed	141	2,001	490	183	2,061	554	184	1,977	540
Undeveloped	92	703	213	65	583	170	75	514	167
Rest of Europe	351	1,380	590	349	1,401	601	372	1,425	630
Developed	218	1,231	432	207	1,103	405	195	995	374
Undeveloped	133	149	158	142	298	196	177	430	256
North Africa	895	5,894	1,922	978	6,207	2,096	917	6,190	2,031
Developed	659	3,486	1,266	656	3,100	1,215	622	3,070	1,175
Undeveloped	236	2,408	656	322	3,107	881	295	3,120	856
Sub-Saharan Africa	770	2,127	1,141	750	2,127	1,133	670	1,949	1,021
Developed	544	1,463	799	533	1,550	812	483	1,437	742
Undeveloped	226	664	342	217	577	321	187	512	279
Kazakhstan	849	2,139	1,221	788	1,874	1,126	653	1,648	950
Developed	291	1,859	614	251	1,621	543	215	1,480	482
Undeveloped	558	280	607	537	253	583	438	168	468
Rest of Asia	94	814	236	139	871	295	106	685	230
Developed	45	539	139	39	560	139	34	528	129
Undeveloped	49	275	97	100	311	156	72	157	101
America	153	629	263	134	530	230	132	590	238
Developed	80	506	168	62	431	141	92	385	162
Undeveloped	73	123	95	72	99	89	40	205	76
Australia and Oceania	32	575	133	29	544	127	25	604	133
Developed	23	565	122	20	539	117	25	491	112
Undeveloped	9	10	11	9	5	10		113	21
Total consolidated subsidiaries	3,377	16,262	6,209	3,415	16,198	6,332	3,134	15,582	5,940
Developed	2,001	11,650	4,030	1,951	10,965	3,926	1,850	10,363	3,716
Undeveloped	1,376	4,612	2,179	1,464	5,233	2,406	1,284	5,219	2,224
Equity-accounted entities
Rest of Europe								2
Developed
Undeveloped								2
North Africa	13	14	15	19	24	23	17	20	21
Developed	10	12	12	18	22	22	16	17	19
Undeveloped	3	2	3	1	2	1	1	3	2
Sub-Saharan Africa	7	85	22	6	118	28	22	338	83
Developed	4	5	5	4	4	5	4	4	4
Undeveloped	3	80	17	2	114	23	18	334	79
Rest of Asia	50	1,487	309	44	1,520	317	110	3,033	656
Developed	7	217	44	5	214	43		24	5
Undeveloped	43	1,270	265	39	1,306	274	110	3,009	651
America	16	2	16	139	22	143	151	1,307	386
Developed	13		13	25	6	26	25	8	26
Undeveloped	3	2	3	114	16	117	126	1,299	360
Total equity-accounted entities	86	1,588	362	208	1,684	511	300	4,700	1,146
Developed	34	234	74	52	246	96	45	53	54
Undeveloped	52	1,354	288	156	1,438	415	255	4,647	1,092

Total including equity-accounted entities	3,463	17,850	6,571	3,623	17,882	6,843	3,434	20,282	7,086
Developed	2,035	11,884	4,104	2,003	11,211	4,022	1,895	10,416	3,770
Undeveloped	1,428	5,966	2,467	1,620	6,671	2,821	1,539	9,866	3,316
i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent.

Contents

Eni Annual Report / Operating review

Oil and gas production

In 2011 Eni reported liquids and gas production of 1,581 kboe/d, down by 12.9% from 2010. This reduction was driven by a lowered flow from Eni’s activities in Libya, which was affected by the shut down of almost all the Company plants and facilities including the GreenStream pipeline throughout the peak of the Country’s internal crisis. In the last part of the year the efforts made to restart the GreenStream pipeline and recover production enabled the Company to bring back online an average Libyan output of 110 kboe/d in the year, partly offsetting the impact of force majeure (down approximately 200 kboe/day). Performance was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of approximately 30 kboe/d compared to the previous year. Net of these effects, production for 2011 was in line with 2010. Ramp ups and start-ups were offset by lower-than-anticipated growth in Iraq and planned facility downtime.

Liquids production (845 kbbl/d) decreased by 152 kbbl/d, or 15.2% due to production losses in Libya and lower entitlements in the Company’s PSAs as well as lower performance in Angola, Nigeria and the United Kingdom. These negatives were partly offset by start-ups/ramp-ups in: (i) Norway with higher production of Morvin (Eni’s interest 30%) and Tyrihans (Eni’s interest 6.23%) fields; (ii) Italy, due to start-up of Guendalina (Eni’s interest 80%).

and Capparuccia (Eni’s interest 95%) fields; and (iii) Australia, due to start-up of Kitan (Eni operator with a 40% interest) field.

Natural gas production (4,085 mmcf/d) decreased by 455 mmcf/d (down 10.1%) due to production losses in Libya and lower performance in the United States. Organic growth was achieved in: (i) Congo and Norway due to better performance; and (ii) Egypt, due to start-up of Denise B (Eni’s interest 50%) field and better performance of Tuna (Eni operator with a 50% interest) field.

Oil and gas production sold amounted to 548.5 mmboe. The 28.5 mmboe difference over production (577 mmboe) reflected mainly volumes of natural gas consumed in operations (21.1 mmboe).
Approximately 63% of liquids production sold (302.6 mmbbl) was destined to Eni’s Refining & Marketing Division (of which 26% was processed in Eni’s refinery); about 31% of natural gas production sold (1,367 bcf) was destined to Eni’s Gas & Power Division.

Eni’s efficient management of operations in the production of oil and natural gas reduced by 23% in oil spills from accidents (equal to 2,930 barrels in 2011) and by 30% in the number of events (92 events in 2011). Oil spills from accidents are concentrated mainly in Algeria, Egypt and Nigeria, while oil spills from sabotage and terrorism are mainly recorded in Nigeria.

Productive wells

In 2011 oil and gas productive wells were 8,477 (3,136.1 of which represented Eni’s share). In particular, oil productive wells were 5,810 (1,963.2 of which represented Eni’s share); natural gas productive wells amounted to 2,667 (1,172.9 of which represented Eni’s share).	The following table shows the number of productive wells in the year indicated by the Group and its equity-accounted entities in accordance with the requirements of the FASB Extractive Activities - Oil & Gas (Topic 932).

Productive oil and gas wells at Dec. 31, 2011 (a)
2011

Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	237.0	191.5	630.0	546.5
Rest of Europe	414.0	63.3	207.0	93.1
North Africa	1,357.0	651.8	144.0	56.0
Sub-Saharan Africa	2,952.0	562.6	479.0	32.1
Kazakhstan	89.0	28.9
Rest of Asia	602.0	381.5	849.0	328.7
America	152.0	79.8	344.0	113.2
Australia and Oceania	7.0	3.8	14.0	3.3
	5,810.0	1,963.2	2,667.0	1,172.9

(a)	Includes 2,304 gross (741.7 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Contents

Eni Annual Report / Operating review

Oil and natural gas production (a) (b)
Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)
Consolidated subsidiaries	2009	2010	2011

Italy	56	652.6	169	61	673.2	183	64	674.3	186
Rest of Europe	133	655.5	247	121	559.2	222	120	537.9	216
Croatia		95.5	17		45.3	8		29.9	5
Norway	78	273.7	126	74	271.6	123	80	284.0	131
United Kingdom	55	286.3	104	47	242.3	91	40	224.0	80
North Africa	287	1,608.7	567	297	1,667.3	597	204	1,265.1	432
Algeria	80	19.7	83	74	20.2	77	69	19.0	72
Egypt	91	793.7	230	96	755.1	232	91	800.7	236
Libya	108	780.4	244	116	871.1	273	36	423.2	112
Tunisia	8	14.9	10	11	20.9	15	8	22.2	12
Sub-Saharan Africa	309	273.6	357	318	440.7	397	275	506.1	366
Angola	122	28.6	127	110	31.1	115	92	32.8	98
Congo	97	27.3	102	98	67.9	110	87	119.1	108
Nigeria	90	217.7	128	110	341.7	172	96	354.2	160
Kazakhstan	70	259.0	115	65	237.0	108	64	231.0	106
Rest of Asia	56	412.7	129	47	435.0	125	33	404.4	106
China	7	8.2	8	6	6.7	7	7	5.0	8
India		3.7	1	1	36.6	8		19.6	4
Indonesia	1	72.7	15	1	65.5	13	1	58.6	12
Iran	35		35	21		21	6		6
Iraq				5		5	7		7
Pakistan	1	328.1	58	1	326.2	59	1	321.2	58
Turkmenistan	12		12	12		12	11		11
America	71	424.7	145	60	396.0	132	55	334.0	115
Ecuador	14		14	11		11	7		7
Trinidad & Tobago		67.0	12		63.6	12		56.7	10
United States	57	357.7	119	49	332.4	109	48	277.3	98
Australia and Oceania	8	48.6	17	9	95.7	26	11	97.8	28
Australia	8	48.6	17	9	95.7	26	11	97.8	28
	990	4,335.4	1,746	978	4,504.1	1,790	826	4,050.6	1,555
Equity-accounted entities
Angola	3	0.7	3	3	0.8	3	3	1.9	4
Brazil							1		1
Indonesia	1	32.1	6	1	28.9	6	1	25.7	6
Tunisia	5	5.5	6	4	5.9	5	5	6.4	6
Venezuela	8		8	11		11	9		9
	17	38.3	23	19	35.6	25	19	34.0	26

Total	1,007	4,373.7	1,769	997	4,539.7	1,815	845	4,084.6	1,581
i	i	i
(a)	i	From April 1, 2010, Eni has updated the natural gas conversion factor from 5,742 to 5,550 standard cubic feet of gas per barrel of oil equivalent.
(b)	i	Includes volumes of gas consumed in operations (321, 318 and 300 mmcf/d in 2011, 2010 and 2009, respectively).

Contents

Eni Annual Report / Operating review

Drilling

Exploration
In 2011, a total of 56 new exploratory wells[7] were drilled (28 of which represented Eni’s share), as compared to 47 exploratory wells drilled in 2010 (23.8 of which represented Eni’s share) and 69 exploratory wells drilled in 2009 (37.6 of which represented Eni’s share).
The following tables show the number of net productive, dry and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of the FASB Extractive Activities-Oil & Gas (Topic 932).
The overall commercial success rate was 42% (38.6% net to Eni) as compared to 41% (39% net to Eni) and 41.9% (43.6% net to Eni) in 2010 and 2009, respectively.

Development
In 2011 a total of 407 development wells were drilled (186.1 of which represented Eni’s share) as compared to 399 development wells drilled in 2010 (178 of which represented Eni’s share) and 418 development wells drilled in 2009 (175.1 of which represented Eni’s share).
The drilling of 118 wells (39.5 of which represented Eni’s share) is currently underway.
The following tables show the number of net productive, dry and in progress development wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of the FASB Extractive Activities - Oil & Gas (Topic 932).

Exploratory well activity
Net wells completed	Wells in progress at Dec. 31 (a)

2009	2010	2011	2011

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy		1.0		0.5			6.0	4.4
Rest of Europe	4.1	0.2	1.7	1.1	0.3	0.7	21.0	6.5
North Africa	4.8	3.8	9.3	8.1	6.2	3.4	21.0	15.7
Sub-Saharan Africa		2.7	2.3	4.7	0.6	2.6	63.0	18.6
Kazakhstan							13.0	2.3
Rest of Asia	2.3	3.9	1.0	2.8	0.2	7.6	16.0	6.9
America	1.0	3.8		6.3	2.5		11.0	3.3
Australia and Oceania	0.8	1.4	1.0	0.4		1.4
	13.0	16.8	15.3	23.9	9.8	15.7	151.0	57.7

Development wells activity
Net wells completed	Wells in progress at Dec. 31

2009	2010	2011	2011

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	18.3		23.9	1.0	25.3		3	2
Rest of Europe	12.5		2.9	0.2	3.3	0.3	18	3.9
North Africa	40.7	0.4	44.3	0.3	55.9	1.1	27	12.5
Sub-Saharan Africa	35.8	1.9	28.0	2.5	28.2	1.0	28	6.6
Kazakhstan	3.8		1.8		1.3		13	2.2
Rest of Asia	38.6	4.3	41.7	1.8	39.2	2.5	12	5.4
America	15.6	1.0	27.6	0.5	27.6		17	6.9
Australia and Oceania	2.2		1.5		0.4
	167.5	7.6	171.7	6.3	181.2	4.9	118.0	39.5
i	i	i
(a)	i	Includes temporary suspended wells pending further evaluation.
(b)	i	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Acreage

As of December 31, 2011, Eni’s mineral right portfolio consisted of 1,106 exclusive or shared rights for exploration and development in 41 Countries on five continents for a total acreage of 254,421 square kilometers net to Eni of which developed acreage of 41,373 square kilometers and undeveloped acreage of 213,048 square kilometers.
In 2011, changes in total net acreage mainly derived from:
(i) new leases in Angola, Australia, Ghana, Indonesia, Nigeria, Norway

and Ukraine for a total acreage of approximately 14,000 square kilometers; (ii) the total relinquishment of leases in Australia, China, Denmark, Indonesia, Italy, Libya, Pakistan, Nigeria, Saudi Arabia and Yemen, covering an acreage of 72,000 square kilometers; and (iii) the decrease in net acreage due to partial relinquishment or interest reduction in China, Congo, India and Mozambique for a total acreage of approximately 9,000 square kilometers.

(7)	i	Including drilled exploratory wells that have been suspended pending further evaluation.

Contents

Eni Annual Report / Operating review

Oil and natural gas interests
December 31, 2010	December 31, 2011

Total net acreage (a)	Number of interests	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	29,079	286	17,324	24,007	41,331	11,216	14,807	26,023
Italy	19,097	151	10,927	10,721	21,648	9,055	7,817	16,872
Rest of Europe	9,982	135	6,397	13,286	19,683	2,161	6,990	9,151
Croatia	987	2	1,975		1,975	987		987
Norway	2,418	50	2,262	5,838	8,100	337	1,998	2,335
Poland	1,968	3		1,968	1,968		1,968	1,968
United Kingdom	1,151	74	2,110	789	2,899	807	207	1,014
Ukraine		2	50	49	99	30	15	45
Other Countries	3,458	4		4,642	4,642		2,802	2,802
AFRICA	152,671	270	67,154	200,957	268,111	20,167	117,053	137,220
North Africa	44,277	112	31,781	36,772	68,553	13,877	16,655	30,532
Algeria	17,244	39	2,261	17,358	19,619	815	8,250	9,065
Egypt	6,594	52	5,109	10,727	15,836	1,837	4,061	5,898
Libya	18,165	10	17,947	8,687	26,634	8,951	4,344	13,295
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	108,394	158	35,373	164,185	199,558	6,290	100,398	106,688
Angola	4,520	68	4,636	20,360	24,996	625	5,593	6,218
Congo	6,074	26	1,835	7,681	9,516	1,012	4,008	5,020
Democratic Republic of Congo	615	1		478	478		263	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,086	2		5,144	5,144		1,885	1,885
Mali	21,640	1		32,458	32,458		21,640	21,640
Mozambique	12,352	1		12,956	12,956		9,502	9,502
Nigeria	8,439	46	28,902	11,723	40,625	4,653	3,838	8,491
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	39,861	5		59,578	59,578		39,862	39,862
ASIA	112,745	74	17,478	100,759	118,237	5,893	49,391	55,284
Kazakhstan	880	6	324	4,609	4,933	105	775	880
Rest of Asia	111,865	68	17,154	96,150	113,304	5,788	48,616	54,404
China	18,232	10	200	5,326	5,526	39	5,326	5,365
India	10,089	13	206	25,364	25,570	109	9,097	9,206
Indonesia	12,912	12	1,735	27,106	28,841	656	17,063	17,719
Iran	820	4	1,456		1,456	820		820
Iraq	640	1	1,074		1,074	352		352
Pakistan	11,347	18	8,781	14,172	22,953	2,582	6,707	9,289
Russia	1,507	4	3,502	1,495	4,997	1,030	439	1,469
Saudi Arabia	25,844
Timor Leste	6,470	4		8,087	8,087		6,740	6,740
Turkmenistan	200	1	200		200	200		200
Yemen	20,560
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	11,187	460	5,979	15,602	21,581	3,052	7,157	10,209
Brazil	745	2	1,513	745	2,258	50	745	795
Ecuador	2,000	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	5,896	442	1,721	7,261	8,982	853	4,270	5,123
Venezuela	1,154	6	378	2,049	2,427	98	816	914
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	15,279	16	1,980	49,304	51,284	1,045	24,640	25,685
Australia	15,241	15	1,980	48,540	50,520	1,045	24,602	25,647
Other Countries	38	1		764	764		38	38
Total	320,961	1,106	109,915	390,629	500,544	41,373	213,048	254,421
i	i	i
(a)	i	Square kilometers.
(b)	i	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Annual Report / Operating review

Main exploration and development projects

Italy

In 2011 production started-up at the following fields:
(i) Guendalina (Eni’s interest 80%) flowing at the initial rate of approximately 3 kboe/d; (ii) Capparuccia (Eni’s interest 95%) with production start-up at approximately 4 kboe/d.
During the year Eni finalized the purchase of an additional interest in the Annamaria field (Eni’s interest 100%).
Development activities progressed at the Val d’Agri concession (Eni’s interest 60.77%) with the linkage of Cerro Falcone to the oil treatment center and sidetrack activity as well as upgrading of production facilities. Within the Intent Protocol with the Basilicata Region, the Environmental Observatory of Val d’Agri for the monitoring of the quality of health and the environment in the area has been inaugurated.
Other activities concerned; (i) sidetrack and workover activities on Calpurnia, Daria (Eni’s interest 51%), Barbara, Clara Nord (Eni’s interest 51%) and Gela fields for the production optimization; (ii) integration and upgrading activities of compression and hydrocarbon treatment facilities at the Crotone power plant; (iii) completion of development activities at the Tresauro field (Eni’s interest 45%).
During the year Eni renewed the VI Cooperation Agreement over the 2011-2014 period with the city of Ravenna to protect the coastline area.
In the R&D area, eleven applications of new technologies and four projects have been developed and applied on Italian assets. Cooperation projects are underway with 16 academic and research institutions in Italy with an overall expenditure of approximately euro 9 million.
In the Adriatic Sea a proprietary technology has been successfully applied on the Clara Est field for the characterization of thin layer fields and it identified approximately 3 mmboe of additional hydrocarbon volumes.

Rest of Europe

Norway Exploration activities yielded positive results with the Skrugard and Havis oil and gas discoveries with recoverable reserves estimated at approximately 500 mmbbl in the PL532 license (Eni’s interest 30%). Both fields are planned to be put in production by means of a fast-track synergic development.
Eni was awarded three exploration licenses in the Barents Sea: (i) the PL657 license (Eni operator with an 80% interest) in January 2012. In case of exploration success, the project will benefit from the nearby facilities of the Goliat operated field (Eni’s interest 65%) thus significantly reducing time to market; (ii) in May 2011, the PL608 (Eni’s interest 30%) license located near the Skrugard oil discovery and the PL226B license (Eni’s interest 31%) located in high mineral potential basin.
The development plan of the Morvin field (Eni’s interest 30%) has been completed with a production peak of 22 kboe/d reached in the year.

Development activities have been progressing at the Goliat field in the Barents Sea. Start-up is expected in 2013 with a production plateau at 100 kbbl/d. During the year Eni signed an intent protocol with Norwegian Authorities for the protection of biodiversity in the Goliat area. Within the procedures for coping with possible emergencies, Eni developed standards for testing dispersants and beach cleaners that could be used in case of oil spills near the coast. These emergency standards will be included in Norwegian laws and later presented internationally.
During the year Eni strengthened its cooperation and partnerships with Norwegian academic institutions for an upgrading of training activities for local professionals and technicians to be employed at the Goliat field and for the management of oil spills.
Development activities progressed to put in production discovered reserves near the Asgaard field (Eni’s interest 14.82%) with the Marulk development plan (Eni operator with a 20% interest). Production started-up in early days of April 2012 and is expected to reach approximately 20 kboe/d (4 kboe/d net to Eni) on average during the year. Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field (Eni’s interest 12.39%) by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.

United Kingdom Exploration activities yielded positive results with the appraisal of Culzean discovery continuing (Eni’s interest 16.95%).
Main development activities concerned: (i) the construction of production platform and drilling activities at the gas and liquids Jasmine field (Eni’s interest 33%) with start-up expected at the end of 2012; (ii) Phase 2 development plan of the gas and liquids West Franklin field (Eni’s interest 21.87%) with the construction of a well-head platform and linkage to the Elgin/Franklin treatment plant. Drilling activities are progressing with start-up expected in 2013; (iii) development activities at the oil and gas Kinnoul field (Eni’s interest 16.67%). The drilling of producing subsea wells has been completed while the linkage to the production facilities of the Andrew field (Eni’s interest 16.21%) is in progress. These facilities will be upgraded for the treatment of additional volumes. Start-up is expected in 2013; and (iv) concept definition activities for the Mariner heavy oil field proceed with target to submit the Field Development Plan and sanction the project early in 2013.

North Africa

Algeria Development activity progressed on the MLE and CAFC integrated project in Block 405b (Eni’s interest 75%). The final investment decision of the projects was sanctioned (MLE in 2009; CAFC in 2010). The MLE development plan foresees the construction of a natural gas treatment plant with a capacity of 350 mmcf/d and of four export pipelines with linkage to the national grid system. These facilities will also receive gas from the CAFC field. Production start-up is expected in 2012. The CAFC project provides the construction of an oil treatment plant and will also benefit from synergies with MLE production facilities. Gas and oil production start-up of CAFC field are expected in 2012 and

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2014, respectively. The overall Block 405b will target a production plateau of approximately 33 kboe/d net to Eni by 2015.
Other development activities concerned the El Merk project. Drilling activities progressed and the construction of treatment facilities is underway. The development program provides for the construction of a gas treatment plant with a capacity of approximately 600 mmcf/d, two oil trains with a capacity of 65 kbbl/d and three export pipelines with linkage to the national system for a production of approximately 11 kbbl/d net to Eni. Start-up is expected in 2013.

Egypt Exploration activities yielded positive results with near field activities in the: (i) Belayim concession (Eni’s interest 100%) with three oil discovery wells (BB-10, BLNE-1 and EBLS-1) that were linked to the existing facilities; (ii) Abu Madi West development lease (Eni’s interest 75%) with Nidoco West and Nidoco East gas discoveries. The linkage to the existing facilities was completed; (iii) Meleiha development lease (Eni’s interest 56%) with the Aman SW, Dorra-1X and Melehia North-1X oil wells that were started-up; (iv) East Kanayis concession (Eni’s interest 100%) with the Qattara Rim-3 and Qattara North-1 oil discoveries.
In 2011 production was started-up at the Denise B field in the El Temsah concession (Eni operator with a 50% interest), the second development phase of the homonymous field with the drilling of 3 other subsea wells linked to the production facilities in the area flowing initially at 7 kboe/d net to Eni. Production peak is expected at 14 kboe/d in 2012.
Main activities of the year were: (i) the upgrading of the El Gamil plant by adding new compression capacity to support production; (ii) the Seth project (Eni’s interest 50%). The development activity provides the drilling of two wells and the installation of production platform. Start-up is expected in 2012.
Development of proprietary technologies progressed with the Eni Circulation Device technology to enhance hydraulic control in drilling activities, an innovative enhanced recovery technique (acoustic simulation) and a system for consolidating sands to keep production sand free.

Sub-Saharan Africa

Angola Exploration activities yielded positive results in: (i) Block 2 (Eni’s interest 20%) with the Garoupa-2 and Garoupa Norte 1 appraisal gas and condensates wells, within the Gas Project; (ii) Block 15/06 (Eni operator with a 35% interest) with the significant gas and condensates Lira discovery; (iii) in the same block with the Mukuvo-1 oil discovery and the Cinguvu-2 and Cabaça South East-3 appraisal wells containing oil. The discoveries of Block 15/06 increased the potential resources to be developed within two projects: the West Hub project, sanctioned in 2010, and the East Hub. Start-up is expected in 2014 and 2015, respectively. Drilling and commitment activities were completed in advance of scheduled terms also thanks to the application of proprietary technologies. Eni Deep water dual casing running (e-dwdc™), Depth velocity analysis and Eni Circulation Device allowed enhancing the safety of drilling operations in deep water by means of accurate hydraulic control of the well and the real-time updating of subsurface data.

In 2011, Eni was awarded the right to explore and the operatorship of the deep offshore Block 35, with a 30% interest. The agreement foresees the drilling of 2 commitment wells to be carried out in the first 5 years of the exploration phase. This deal was approved by the relevant authorities.
Within the activities for reducing gas flaring in Block 0 (Eni’s interest 9.8%), activity progressed at the Nemba field in Area B. Completion is expected in 2013 reducing flared gas by approximately 85%. Other ongoing projects include: (i) the completion of linkage and treatment facilities at the Malongo plant; (ii) the installation of a second compression unit at the Nemba platform in Area B.
In the Area A the concept definition phase has been completed for the further development of the Mafumeira field. Project sanctioning is expected in 2012 with start-up in 2015.
Main projects underway in the Development Areas of former Block 15 (Eni’s interest 20%) concerned: (i) the satellites of Kizomba Phase 1, with start-up expected by mid 2012 and peaking production at 100 kbbl/d (approximately 21 kbbl/d net to Eni) in 2013; (ii) drilling activity at the Mondo and Saxi/Batuque fields to finalize their development plan. The subsea facility of the Gas Gathering project has been completed and will provide for the collection of all the gas of the Kizomba, Mondo and Saxi/Batuque fields to be delivered to the A-LNG liquefaction plant.
Eni holds a 13.6% interest in the Angola LNG Limited (A-LNG) consortium responsible for the construction of an LNG plant with a processing capacity of approximately 1.1 bcf/d of natural gas and produce 5.2 mmtonnes/y of LNG and over 50 kbbl/d of condensates and LPG. The project has been sanctioned by relevant Angolan authorities. It envisages the development of 10,594 bcf of gas in 30 years. Exports start-up is expected in the second quarter of 2012. LNG is expected to be delivered to the United States market at the re-gasification plant in Pascagoula (Eni’s capacity amounting to approximately 205 bcf/y) in Mississippi. A joint company has been established to assess further possible marketing opportunities.
In addition, Eni is part of the Gas Project, a second gas consortium with the Angolan national company and other partners that will explore further potential gas discoveries to support the feasibility of a second LNG train or other marketing projects to deliver gas and associated liquids. Eni is technical advisor with a 20% interest.
A project is underway for the upgrade of primary health care services in the Luanda area by means of the rehabilitation of structures providing them with new equipment, among which a new center of nutrition and a network of day care centers.
In addition Eni supported vaccination campaigns in cooperation with the local health center also organizing training sessions for local personnel.

Congo In 2011, production started-up at the Libondo offshore field (Eni’s interest 35%) with production of approximately 3 kboe/d net to Eni.
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of advanced recovery techniques and a design to monetize associated gas within the activities aimed at zero gas flaring by 2012. In addition starting from 2009, Eni finalized long-term agreements to supply associated

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gas from the M’Boundi field to feed three facilities in the Pointe Noire area: (i) a potassium plant under construction, owned by Canadian Company MAG Industries; (ii) the existing Djeno power plant (CED - Centrale Electrique du Djeno) with a 50 MW generation capacity; (iii) the recently built CEC Centrale Electrique du Congo power plant (Eni’s interest 20%) with a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit. In 2011 M’Boundi supply to the CEC and CED power plants was approximately 106 mmcf/d (17 kboe/d net to Eni). The RIT project progressed for the rehabilitation of the power grid from Pointe-Noire to Brazzaville within the integrated project to monetize gas in Congo.
In 2011 Eni signed with the local authorities a Memorandum of Understanding to improve people living conditions in the M’Boundi area. The integrated project concerns health, education, environmental and economic development.
Other activities in the area concerned the optimization of producing fields by means of new technologies: (i) a drilling technique to increase the well-reservoir contact area at the Loango field (Eni’s interest 50%) with an additional volumes of approximately 300 bbl/d; (ii) in the Zatchi field (Eni’s interest 65%), a system for consolidating sands to keep production sand free.
The zero gas flaring has been achieved at the offshore Kitina field (Eni’s interest 35.75%) following the completion of the second phase of the water alternate gas project.

Ghana Exploration activities yielded positive results with the Sankofa-2 appraisal well and the Gye Nyame discovery, both containing gas and condensates in the Offshore Cape Three Points license (Eni operator with a 47.2% interest). Exploration success was boosted by the application of proprietary technologies in the area of seismic imaging and drilling, such as Eni Circulation Device enhancing hydraulic control of activities. Possible development synergies are under evaluation.
During 2011 a project started for the fishing community of the Jomoro District that provides for better access to health services, support to local economy and training programs for improving management of economic activities by women and young people.

Mozambique Exploration activities yielded positive results in Area 4 (Eni operator with a 70% interest) located in the Rovuma Basin with the following giant gas discoveries: (i) the Mamba South 1 exploration well with mineral potential estimated at 22.5 Tcf in place; (ii) the Mamba North 1 with mineral potential estimated at 7.5 Tcf; and (iii) the Mamba North East 1 with mineral potential estimated at 10 Tcf. Exploration success was boosted by the application of proprietary technologies in the area of seismic imaging. Wells have been drilled with Eni’s proprietary technique deep water dual casing (e-dwdc™).
In the next two years up to 8 additional wells are expected to be drilled in the nearby areas in order to monetize the high potential of the Mamba reservoir.

Nigeria Exploration activities yielded positive results in Block OML 36 (Eni’s interest 5%) with the Opugbene 2 appraisal well containing natural gas and condensates.
In 2011, Eni optimized its producing asset portfolio in Nigeria confirming a selective growth approach: (i) the purchase from GEC Petroleum Development Company (GDPC) of a 49% interest in Block OPL 2009 in addition to the awarding from the Nigerian Government of a 50% interest in Block OPL 245 as well as the relative license and operatorship; (ii) the divestment of a 5% interest in blocks OML 26 and OML 42; (iii) the divestment of a 40% interest in blocks OML 120 and 121. The transaction is subject to the approval of relevant authorities.
During the year facilities to supply electricity in eight villages located in the Niger Delta area were completed with a total expenditure of euro 1 million. The project provides for the construction of required infrastructure for reaching 17 additional local communities.
In blocks OMLs 60, 61, 62 and 63 (Eni operator with a 20% interest), activities aimed at guaranteeing production to feed gas to the Bonny liquefaction plant and flaring down progressed.
As part of supply to the Bonny liquefaction plant, the compression and gas export capacity at the Obiafu/Obrikom plant was increased to ensure 170 mmcf/d net to Eni of feed gas for 20 years for sixth train. To the same end the development plan progressed at the Tuomo field with early-production start-up in 2012.
Flaring down projects were completed at the Kwale and Obiafu/Obrikom production unit as well as the Ebocha oil center over the 2010-2011 period. The program includes also upgrading of the flowstation at the Idu field and the Ogbainbiri treatment plant with completion expected in 2012.
In block OML 28 (Eni’s interest 5%) within the integrated oil and natural gas project in the Gbaran-Ubie area, the drilling program progressed. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids.
The Forcados/Yokri oil and gas field (Eni’s interest 5%) is under development as part of the integrated associated gas gathering project aimed at supplying gas to the domestic market through Escravos-Lagos pipeline system. First gas is expected in 2013.
Eni holds a 10.4% interest in Nigeria LNG Ltd responsible for the management of the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount at the end of 2011 of 2,797 mmcf/d (267 mmcf/d net to Eni corresponding to approximately 48 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.
Eni holds a 17% interest in Brass LNG Ltd Company for the construction of a natural gas liquefaction plant to be built near the existing Brass terminal, 100 kilometers west of Bonny. This plant is expected to start operating in 2017 with a production capacity of 10 mmtonnes/y of LNG corresponding to 590 bcf/y

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(approximately 60 net to Eni) of feed gas on two trains for twenty years. Supplies to this plant will derive from the collection of associated gas from nearby producing fields and from the development of gas reserves in the onshore OMLs 60 and 61. The venture signed preliminary long-term contracts to sell the whole LNG production capacity. Eni acquired 1.67 mmtonnes/y of LNG capacity (corresponding to approximately 81 bcf/y). LNG will be delivered to the United States market mainly at the re-gasification plant in Cameron, in Louisiana, USA. Eni’s capacity amounts to approximately 201 bcf/y. Front end engineering activities progressed. The final investment decision is expected in 2012.

Kazakhstan

Kashagan Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for 4,600 square kilometers. Management believes this field contains a large amount of hydrocarbon resources which will eventually be developed in phases.
The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. The North Caspian Operating Co (NCOC) BV participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni has retained the responsibility for the development of Phase 1 of the project (the so-called "Experimental Program") and the onshore part of Phase 2.
The Consortium is currently focused on completing Phase 1 and starting commercial oil production. Management estimates that Phase 1 was 90% completed as of end of December 2011. Tranches 1 and 2 of the scope of work which target commercial production start-up reached approximately 98% at the end of the year. The Consortium continues to target the achievement of first commercial oil production by the end of 2012 or in the early 2013.
The project Phase 1 (Experimental Program) as sanctioned by the partners of the venture targets an initial production capacity of 150 kbbl/d. In 2014, the second train of treatment and compression facilities for gas re-injection will be completed and come online enabling to increase the production capacity up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for re-injection in the reservoir. The partners intend to submit the scheme of this additional gas compression activity to the relevant Kazakh Authorities in the course of 2012 in order to obtain approval to start the engineering design. The partners are currently assessing the Phase 2 of the development of the Kashagan field with a view of optimizing the development lay-out. The review is expected to be completed by 2012.
However, taking into account that future development expenditures will be incurred over a long time horizon and subsequently to the production start-up, management does not expect any material impact on the Company’s liquidity or its ability to fund these capital expenditures. In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets.
Eni continues its commitment in the protection of the environment and ecosystems in the Caspian area with the completion of the first phase of the integrated program for the management of biodiversity. Eni’s Ural River Park project is nearing completion and Eni’s aim is to include it in the Man and Biosphere Program of UNESCO under the patronage of the Kazakh Ministry for Environmental Protection.
As of December 31, 2011, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $6.7 billion (euro 5.2 billion at the EUR/USD exchange rate of December 31, 2011). This capitalized amount included: (i) $5.1 billion relating to expenditure incurred by Eni for the development of the oilfield; and (ii) $1.6 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.
As of December 31, 2011 Eni’s proved reserves booked for the Kashagan field amounted to 449 mmboe, recording a decrease of 120 mmboe compared to 2010 mainly due to higher marker Brent price and revisions.
Eni’s Extreme Lean Profile (x-lptTM) proprietary technology has been applied in drilling operations allowing to reduce costs and the environmental impact in drilling activities. In addition, Eni applied for the first time in a development well, an innovative safety valve installed in the casing and made with special steel resistant to corrosive conditions related of field fluids.

Karachaganak On December 14, 2011, the Republic of Kazakhstan (RoK) and the contracting companies of Karachaganak Final Production Sharing Agreement (FPSA) reached an agreement to settle all pending claims. The agreement, effective from June 30, 2012 on satisfaction of conditions precedent, involves Kazakhstan’s KazMunaiGas (KMG) acquiring a 10% interest in the project. This will be done by each of the contracting companies transferring 10% of their rights and interest in the Karachaganak FPSA to KMG. The contracting companies will receive $1 billion net cash consideration ($325 million being Eni’s share). In addition the agreement provides for the allocation of an extra nominal capacity of 2 million tonnes of oil per annum capacity for the Karachaganak project in the Caspian Pipeline Consortium export pipeline. The effects of the agreement on profit and loss and reserve and production entitlements will be recognized in the 2012 Financial Statements.
The fourth liquids stabilization train has been completed and allowed to increase export oil volumes through the Caspian Pipeline Consortium.
Phase 3 of the Karachaganak project is currently under study. The project is aimed at further developing of gas and condensates reserves by means of the installation of gas treatment plant and re-injection facilities to increase gas sales and liquids production. The development plan is currently in the phase of technical and

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marketing discussion to be presented to the relevant Authorities.
In the area of water and energy management Eni is carrying out projects to support local communities. In particular the construction of the Aksai-Uralsk gas pipeline was completed.
Other planned activities include: (i) facilities to increase drinking water availability in the Berezovka area; (ii) construction of a power grid with the linkage to the Uralsk power station with a 54 MW generation capacity.
As of December 31, 2011, Eni’s proved reserves booked for the Karachaganak field amounted to 500 mmboe based on a 32.5% working interest, corresponding to the pre-divestment share.
The 57 mmboe decrease derives from the price effect and production of the year in part compensated for upwards revisions.

Rest of Asia

Indonesia Exploration activities yielded positive results with Jangkrik North East gas discovery in the Muara Bakau block (Eni operator with a 55% interest), located in the Kutei basin.
In 2011, Eni was awarded two operated gas exploration licenses: (i) the Arguni I block with a 100% interest located onshore and offshore in the Bintuni basin near a liquefaction facility.
The agreement foresees seismic data acquisition and the drilling of 2 commitment wells to be carried out in the first three years of exploration phase; (ii) the North Ganal block, located offshore Indonesia near the relevant Jangkrik discoveries and the Bontang liquefaction terminal, in a consortium with other international oil companies. The commitment activity provides for seismic data acquisition and the drilling of one well in the first three years.
The development plan of the operated Jangkrik (Eni’s interest 55%) and Jau (Eni’s interest 85%)gas fields has been approved by relevant authorities. Planned development activities at the Jangkrik offshore field include drilling of production wells, installation of a Floating Production Unit for gas and condensate treatment and construction of a transport facility connecting to the existing onshore network linked to the Bontang liquefaction plant for gas, while condensates will be supplied to the treatment plants in the area. Start-up is expected in 2016. The Jau project provides for the drilling of production wells and the linkage to onshore plants via pipeline. Start-up is expected in 2016.
In 2011 the exploration activities related to the coal bed methane project progressed at the Sanga Sanga PSC (Eni’s interest 37.8%). Predevelopment activities are underway exploiting the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant. Start-up is expected in 2013. In November 2011 Eni signed with the national power company PT Perusahaan Listrik Negara a Memorandum of Understanding to supply approximately 494 kcf/d of CBM gas for at least 5 years (corresponding to approximately 180 mmcf/y) to feed a power plant. The contract is in the process of being finalized.
Within the activities carried out by Eni in support of local communities, medical and surgical interventions were directed to children in the area of East Kalimantan, near the Bukat permit (Eni operator with a 66.25% interest).

Iran The formal hand over of operations to local partners at the Darquain project is almost completed. This was the sole Eni-operated project in the Country. When the final hand over of operations will be completed, Eni’s involvements essentially will consist of being reimbursed for its past investments.

Iraq Development activities progressed at the Zubair oil field (Eni 32.8%). The project, lasting 20-years term with a further 5 years extension, foresees to gradually increase production to a target plateau level of 1.2 mmbbl/d by 2016 and provides for two phases: (i) Rehabilitation plan aimed at improving current operations and reducing production decline as well as appraisal of both producing and undeveloped discovered reservoirs; (ii) Enhanced Redevelopment Plan allowing to reach the scheduled targets The Water Agribusiness pilot project started in the Zubair area. The program is aimed at implementing a sustainable agricultural production model based on the reuse of water in agricultural activities creating producing units with low management costs also by means of higher energy efficiency. In addition the program aims at creating an international benchmark development model that will increase investment opportunities and promote employment.

Pakistan Exploration activity yielded positive results with: (i) the Kadanwari-27 exploration well, in the homonymous permit (Eni’s interest 18.42%) which yielded up to approximately 50 mmcf/d of gas in test production; (ii) the Lundo discovery and Tajjal 4 appraisal well in the Gambat permit (Eni’s interest 23.7%). The latter start-up is expected in 2012; (iii) the Misri Bhambroo exploration well located in the SW Miano II permit (Eni’s interest 33.3%).
In 2011 development activities were aimed at reducing natural decline in: (i) the Bhit field (Eni operator with a 40% interest) where the installation of a compression facility was completed. Drilling activities and optimization of current production are underway to extend production plateau; (ii) the Zamzama field (Eni’s interest 17.75%) where the first phase of the Front End Compression project has been completed. Two additional wells will be drilled in 2012; (iii) the Miano Front End Compression (Eni’s interest 15%) and Badhra Field Compression (Eni operator with a 40% interest) projects have been completed in 2011.
As a part of activity to support local communities, medical centers and drinking water distribution facilities have been built in the Bhit, Badhra and Kadanwari areas.
The innovative proprietary algorithms application for processing seismic data, such as the Common Reflection Surface Stack (e-crsTM) allowed to improve the reservoir structure knowledge thus positioning successfully the Badhra 6 well.

Russia In September 2011, Eni signed a contract whereby Gazprom commits to purchase volumes of gas produced by the joint-venture Severenergia (Eni 29.4%) through the development of the Samburgskoye field. The agreement secured a final investment decision for the field development. Start-up is expected in 2012. In addition, the Final Investment Decision of the onshore gas and condensate Urengoskoye field (Eni’s interest 29.4%) was sanctioned. Start-up is expected in 2014.

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America

United States Exploration activities yielded positive results in the offshore block KC919 (Eni’ interest 25%) with the Hadrian North appraisal well containing oil and natural gas resources. The discovery allowed approving the development of the Greater Hadrian Area project.
In 2011 production started at: (i) the Appaloosa field (Eni’s interest 100%) with a production of 7 kbbl/d through linkage to the Corral operated platform with a treatment capacity of 33 kbbl/d net to Eni; (ii) the Nikaitchuq operated field (Eni’s interest 100%), located in North Slope basins offshore Alaska, with resources of 220 million barrels. Drilling continues as scheduled. Start-up was achieved with application innovative technologies: (i) Eni proprietary Circulation Device that allowed maximizing the horizontal part of wells also at low depths; (ii) completion by means of distributed temperature sensing and injection control devices to enhance the recovery factor; (iii) the first installation in the world of a submerged electrical pump completely extractible without employing workover plants.
Development plan completion is expected in 2014 with an average production plateau at approximately 21 kbbl/d net to Eni in 2016.
The development activity progressed at the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin in Texas. This area, including gas shale reserves, was acquired in 2009 following a strategic alliance Eni signed with Quicksilver Resources Inc. Production plateau at 9 kboe/d net to Eni is expected in 2012. Other main activities included workover activities at the Goldfinger (Eni’s interest 100%) and Spiderman (Eni’s interest 36.7%) fields as well as the drilling of development wells in the Triton field (Eni’s interest 75%).

Venezuela Planning activities progressed at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. First oil is expected in 2012 with a production plateau in the first phase of 75 kbbl/d, targeting a long-term production plateau of 240 kbbl/d to be reached in 2018. The project provides for the construction of a refinery with a capacity of 350 kbbl/d that will allow also the treatment of intermediate streams from other PDVSA facilities. In 2011 upstream engineering contracts related to the processing plants were awarded. Start-up of drilling activity is expected in 2012. Eni agreed to finance part of PDVSA’s development costs for the early production phase up to $1.5 billion. In addition, Eni will secure a tranche of the Junin 5 bonus and an additional financing to PDVSA for a total of $500 million to fund the construction of a power station in the Guiria peninsula, confirming its commitment to sustainable development.
Pre-development and appraisal activities were completed at the large Perla gas field, located in the Cardon IV block (Eni’s interest 50%) in the Gulf of Venezuela. The results of Perla 4 and 5 appraisal wells exceeded the initial resource estimation to more than 16,000 bcf. PDVSA owns a 35% back-in right to be exercised in the development phase, and at that time Eni will hold a 32.5% joint controlled interest in the company. The final investment decision for the first development phase was sanctioned in the year and a

Gas Sale Agreement was signed. EPC contracts for the project are being awarded. In addition, as part of the activities to support local communities, Eni started to build schools in the coastal area of the block.
The early production phase includes the utilization of the already successfully drilled wells and the installation of production platforms linked by pipelines to the onshore treatment plant.
The target production of approximately 300 mmcf/d is expected in 2014.
The development of Perla is currently planned to continue with two more phases by means of the drilling of additional wells and the upgrading of treatment facilities to reach a plateau production of 1,200 mmcf/d.
Planning activities progressed at the Corocoro producing field (Eni’s interest 26%). In 2012 with the start-up of the Central Production Facility, Eni foresees to increase the current peak production of 48 kboe/d (approximately 11 net to Eni). The subsequent development phase will allow reaching production of over 51 kbbl/d in 2015.

Australia and Oceania

Australia In May 2011, Eni signed an agreement with MEO Australia Limited to farm-in the Heron and Blackwood gas discoveries in permit NT/P-68, located in the Timor Sea. Eni acquired a 50% stake and operatorship in the first gas discovery by financing exploration activities relating to the drilling of two appraisal wells. Eni was granted an option to earn a 50% stake in Blackwood discovery by performing seismic surveys and drilling one well in the area. The agreement also provides an option to acquire an additional 25% in both the discoveries by financing the development plan required to reach a Final Investment Decision (FID).
In November 2011, Eni acquired a 32.5% stake in the Evans Shoal gas discovery in the Timor Sea with approximately 7 Tcf of volumes of gas in place.
Production started at the Kitan oil field (Eni operator with a 40% interest) located between Timor Leste and Australia. Start-up was achieved by means of: (i) the completion of drilling activities in the deep offshore, whose positioning has been optimized with the application of innovative methods for seismic data developed by Eni (Depth Velocity Analysis, e-dvaTM and Reverse Time Migration); (ii) the linkage to an FPSO plant (Floating Production Storage and Offloading). Peak production of over 40 kbbl/d is expected in 2012.

Capital expenditure

Capital expenditure of the Exploration & Production Division (euro 9,435 million) concerned development of oil and gas reserves (euro 7,357 million) directed mainly outside Italy, in particular in Norway, Kazakhstan, Algeria, the United States, Congo and Egypt as well as blocks and interests in licenses awarded amounting to euro 754 million, mainly in Nigeria. Development expenditure in Italy concerned the well drilling program and facility upgrading in Val d’Agri as well as sidetrack and workover activities in mature fields.

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About 97% of exploration expenditure that amounted to euro 1,210 million were directed outside Italy in particular to Australia, Angola, Mozambique, Indonesia, Ghana, Egypt, Nigeria and Norway.
In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.

In 2011 overall expenditure in R&D (euro 90 million) concerned mainly: (i) geophysical and geological technologies and petroleum system modeling to increase the exploratory successes; (ii) innovative technologies and processes for increasing in recovery rates of conventional and unconventional fields; (iii) drilling technologies for frontier areas in ultra-deep offshore basins and reservoirs with high temperatures/pressures to improve the efficiency and preserve high safety standards; (iv) enhancement in operational and environmental performance including energy efficiency and GHG sequestration. A total of 15 new patents applications were filed.

Capital expenditure	(euro million)	2009	2010	2011	Change	% Ch.

Acquisition of proved and unproved properties	697		754	754	..
North Africa	351		57
Sub-Saharan Africa	73		697
Rest of Asia	94
America	179
Exploration	1,228	1,012	1,210	198	19.6
Italy	40	34	38	4	11.8
Rest of Europe	113	114	100	(14)	(12.3)
North Africa	317	84	128	44	52.4
Sub-Saharan Africa	284	406	482	76	18.7
Kazakhstan	20	6	6
Rest of Asia	159	223	156	(67)	(30.0)
America	243	119	60	(59)	(49.6)
Australia and Oceania	52	26	240	214	..
Development	7,478	8,578	7,357	(1,221)	(14.2)
Italy	689	630	720	90	14.3
Rest of Europe	673	863	1,596	733	84.9
North Africa	1,381	2,584	1,380	(1,204)	(46.6)
Sub-Saharan Africa	2,105	1,818	1,521	(297)	(16.3)
Kazakhstan	1,083	1,030	897	(133)	(12.9)
Rest of Asia	406	311	361	50	16.1
America	706	1,187	831	(356)	(30.0)
Australia and Oceania	435	155	51	(104)	(67.1)
Other expenditure	83	100	114	14	14.0
	9,486	9,690	9,435	(255)	(2.6)

Contents

		2009	2010	2011
Employee injury frequency rate	(No. of accidents per million hours worked)	3.85	3.74	2.33
Contractors injury frequency rate		9.48	8.24	8.38
Net sales from operations (a)	(euro million)	30,447	29,576	34,731
Operating profit		3,687	2,896	1,758
Adjusted operating profit		3,901	3,119	1,946
Marketing		1,721	733	(550)
Regulated businesses in Italy		1,796	2,043	2,112
International transport		384	343	384
Adjusted net profit		2,916	2,558	1,541
EBITDA pro-forma adjusted		4,403	3,853	2,565
Marketing		2,392	1,670	364
Regulated businesses in Italy		1,345	1,486	1,535
International transport		666	697	666
Capital expenditure		1,686	1,685	1,721
Adjusted capital employed, net at year end		25,024	27,270	27,660
Adjusted ROACE	(%)	12.3	9.8	5.6
Worldwide gas sales (b)	(bcm)	103.72	97.06	96.76
LNG sales (c)		12.9	15.0	15.7
Customers in Italy	(million)	6.88	6.88	7.10
Gas volumes transported in Italy	(bcm)	76.90	83.31	78.30
Electricity sold	(TWh)	33.96	39.54	40.28
Employees at year end	(units)	11,404	11,245	10,907
Direct GHG emissions	(mmtonnes CO2 eq)	14.60	15.79	14.75
Customer satisfaction index	(%)	83.7	87.4	91.0
Water consumption/withdrawals per kWheq produced (EniPower)	(cm/kWeq)	0.015	0.013	0.014

(a)	Before elimination of intragroup sales.
(b)	Include volumes marketed by the E&P Division of 2.86 bcm (6.17 and 5.65 bcm in 2009 and 2010, respectively).
(c)	Refer to LNG sales of the G&P Division (included in worldwide gas sales) and the E&P Division.

Performance of the year

› The injury frequency rate continued to improve (down 38% from 2010) thanks to enhanced training, information and sensitization of workers.
› With regard to sales to residentials in Italy, Eni’s customers satisfaction score (checked twice a year by the Authority for electricity and gas) increased to 91.0 (basis 100) in the first half of 2011 from an average 89.8 registered by the reference utility panel.
› In 2011, adjusted net profit was euro 1,541 million, down 39.8% from 2010 due to a sharply lower operating performance of the Marketing business negatively impacted by weak demand and mounting competitive pressures fuelled by oversupply which squeezed selling margins and reduced volumes opportunities. The performance was also impacted by the disruption in Libyan gas availability, as well as by the unfavorable trends in energy parameters and unusual winter weather. Furthermore, the results reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which have been finalized after 2011 year-end. These lower results were partly offset by the positive operating performance delivered by the International transport and Regulated businesses in Italy businesses.
› Adjusted ROACE was 5.6% (9.8% in 2010).
› Worldwide gas sales were basically stable at 96.76 bcm supported by commercial initiatives, despite lower consumption and competitive pressures. We grew in many European countries and in international LNG sales, while offtakes from importers into Italy of Libyan gas fell sharply and sales fell in Belgium.

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› Electricity sales of 40.28 TWh increased by 0.74 TWh from 2010, up 1.9%.
› Natural gas volumes transported in Italy were 78.30 bcm, a decline of 6% from 2010 due to a steep decline in gas demand in Italy.
› Capital expenditure amounted to euro 1,721 million for the development and upkeep of transport and distribution networks in Italy, increasing storage capacity and upgrading and improvement of efficiency standards in power generation.
› In 2011, total R&D expenditure amounted to euro 2 million, net of overhead costs.

Agreements with Gazprom

› In March 2012, within their strategic partnership Eni and Gazprom signed an agreement on the revision of long-term natural gas supply contracts from Russia to Italy with retroactive effect from January 2011. The parties also discussed the execution of a detailed plan for the commencement of construction of the South Stream gas pipeline with the Final Investment Decision (FID) to be taken by November 2012.

Divestment of international pipelines

› In 2011, Eni finalized the divestment of its interests in importing pipelines of natural gas from Northern Europe (TENP and Transitgas) and Russia (TAG) as part of the agreements signed on September 29, 2010 with the European Commission. Total consideration amounted to approximately euro 1.5 billion. Eni’s ship-or-pay contracts will be unaffected.

Brazil: divestment of interest in Gas Brasiliano Distribuidora

› On July 30, 2011, after the approval of relevant Brazilian authorities, Eni finalized the divestment of its 100% interest in Gas Brasiliano Distribuidora, a company distributing and marketing natural gas in Brazil to Petrobras Gàs, a subsidiary of Petróleo Brasileiro ("Petrobras"). Total consideration was $271 million.

Belgium

› In January 2012, Eni finalized the acquisition of Nuon Belgium NV and Nuon Power Generation Wallon NV, companies marketing gas and electricity mainly to residential and professional customers in Belgium, for an outlay of euro 214 million.

Marketing Natural gas Supply of natural gas In 2011, Eni’s consolidated subsidiaries supplied 83.38 bcm of natural gas, representing an increase of 0.89 bcm, or 1.1% from 2010.	Gas volumes supplied outside Italy (76.16 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 90% of total supplies, an increase of 0.96 bcm, or 1.3%, from 2010, mainly reflecting higher volumes purchased from Russia (up 6.71 bcm), in particular of volumes directed to Italy (up 3.52 bcm) due in particular to the unavailability of Libyan gas, and higher volumes directed to Turkey (up 2.91 bcm) as a consequence of increased offtakes by the Turkish petroleum company Bota. Increased volumes were purchased also from the Netherlands (up 0.86 bcm), and from Norway (up 0.82 bcm). Declines were recorded in gas purchases from Libya (down 7.04 bcm) due to the closure of the GreenStream pipeline, from Algeria (down 2.29 bcm) and from the UK (down 0.57 bcm).
Supplies in Italy (7.22 bcm) were substantially stable also due to higher domestic production that offset the decline of mature fields.
In 2011, main gas volumes from equity production derived from: (i) Italian gas fields (6.7 bcm); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.4 bcm); (iii) the United States (2.2 bcm); (iv) other European areas (Croatia with 0.3 bcm). Supplies from equity production fell sharply at the Wafa and Bahr Essalam fields (to 0.6 bcm) in Libya due to the impact of force majeure; in 2010 these two fields supplied 2.5 bcm net to Eni.
Considering also direct sales of the Exploration & Production

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Division and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were	approximately 18 bcm representing 18% of total volumes available for sale.

Supply of natural gas	(bcm)	2009	2010	2011	Change	% Ch.
ITALY	6.86	7.29	7.22	(0.07)	(1.0)
Russia	22.02	14.29	21.00	6.71	47.0
Algeria (including LNG)	13.82	16.23	13.94	(2.29)	(14.1)
Libya	9.14	9.36	2.32	(7.04)	(75.2)
Netherlands	11.73	10.16	11.02	0.86	8.5
Norway	12.65	11.48	12.30	0.82	7.1
United Kingdom	3.06	4.14	3.57	(0.57)	(13.8)
Hungary	0.63	0.66	0.61	(0.05)	(7.6)
Qatar (LNG)	2.91	2.90	2.90
Other supplies of natural gas	4.49	4.42	6.16	1.74	39.4
Other supplies of LNG	1.34	1.56	2.34	0.78	50.0
OUTSIDE ITALY	81.79	75.20	76.16	0.96	1.3
Total supplies of Eni's consolidated subsidiaries	88.65	82.49	83.38	0.89	1.1
Offtake from (input to) storage	1.25	(0.20)	1.79	1.99	..
Network losses, measurement differences and other changes	(0.30)	(0.11)	(0.21)	(0.10)	(90.9)
AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	89.60	82.18	84.96	2.78	3.4
Available for sale by Eni's affiliates	7.95	9.23	8.94	(0.29)	(3.1)
E&P volumes	6.17	5.65	2.86	(2.79)	(49.4)
TOTAL AVAILABLE FOR SALE	103.72	97.06	96.76	(0.30)	(0.3)

Sales of natural gas
Eni operates in a liberalized market where energy customers are allowed to choose the supplier of gas and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 3,000 customers including large companies, power generation companies, wholesalers and distributors of natural gas for automotive use. Residential users are 7.10 million and include households, professionals, small and medium sized enterprises, and public bodies located all over Italy.

In 2011, sales of natural gas were 96.76 bcm, down 0.30 bcm or 0.3%. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and E&P sales in Europe and in the Gulf of Mexico.
Despite a 6% decline in natural gas demand, sales volumes on the Italian market were substantially stable, at 34.68 bcm (up 0.39 bcm, or 1.1%) due to the positive effect of market initiatives taken that led to higher sales to industrial customers (up 0.80 bcm), wholesalers (up 0.32 bcm) and to the power generation segment (up 0.27 bcm). Sales on the Italian gas exchange and spot markets increased by 0.59 bcm. Lower sales volumes to the residential segment (down 0.72 bcm) reflected the effect of unusual weather condition on seasonal sales and competitive pressures.
Sales to shippers were down 5.20 bcm, or 61.6%, due to the impact of force majeure on Libyan supplies.
Sales on target markets in Europe of 49.74 bcm showed a positive trend, increasing by 7.9%, except for Benelux (down 2.92 bcm) where competitive pressure, in particular in the wholesalers segment, reduced Eni’s sale portfolio. The main increases were recorded in Turkey (up 2.91 bcm), due to increased offtakes by Bota, France (up 0.92 bcm) also due to the consolidation of Altergaz, UK/Northern Europe (up 0.88 bcm), Germany/Austria (up 0.80 bcm) and the Iberian Peninsula (up 0.37 bcm).
Sales to markets outside Europe increased by 0.66 bcm, net of changes in consolidation related to volumes sold in the USA that in 2010 was included in E&P sales in Europe and the Gulf of Mexico, due to higher LNG sales in Argentina and Japan,

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offset in part by lower sales in Brazil following the divestment of Gas Brasiliano Distribuidora.	E&P sales in Europe and in the United States (2.86 bcm) declined by 2.79 bcm due to the above-mentioned reasons.

Gas sales by entity	(bcm)	2009	2010	2011	Change	% Ch.
Total sales of subsidiaries	89.60	82.00	84.37	2.37	2.9
Italy (including own consumption)	40.04	34.23	34.60	0.37	1.1
Rest of Europe	48.65	46.74	45.16	(1.58)	(3.4)
Outside Europe	0.91	1.03	4.61	3.58	..
Total sales of Eni's affiliates (net to Eni)	7.95	9.41	9.53	0.12	1.3
Italy		0.06	0.08	0.02	33.3
Rest of Europe	6.80	7.78	7.82	0.04	0.5
Outside Europe	1.15	1.57	1.63	0.06	3.8
E&P in Europe and in the Gulf of Mexico	6.17	5.65	2.86	(2.79)	(49.4)
WORLDWIDE GAS SALES	103.72	97.06	96.76	(0.30)	(0.3)

Gas sales by market	(bcm)	2009	2010	2011	Change	% Ch.
ITALY	40.04	34.29	34.68	0.39	1.1
Wholesalers	5.92	4.84	5.16	0.32	6.6
Gas release	1.30	0.68		(0.68)	(100.0)
Italian gas exchange and spot markets	2.37	4.65	5.24	0.59	12.7
Industries	7.58	6.41	7.21	0.80	12.5
Medium-sized enterprises and services	1.08	1.09	0.88	(0.21)	(19.3)
Power generation	9.68	4.04	4.31	0.27	6.7
Residential	6.30	6.39	5.67	(0.72)	(11.3)
Own consumption	5.81	6.19	6.21	0.02	0.3
INTERNATIONAL SALES	63.68	62.77	62.08	(0.69)	(1.1)
Rest of Europe	55.45	54.52	52.98	(1.54)	(2.8)
Importers in Italy	10.48	8.44	3.24	(5.20)	(61.6)
European markets	44.97	46.08	49.74	3.66	7.9
Iberian Peninsula	6.81	7.11	7.48	0.37	5.2
Germany/Austria	5.36	5.67	6.47	0.80	14.1
Benelux	15.72	14.87	11.95	(2.92)	(19.6)
Hungary	2.58	2.36	2.24	(0.12)	(5.1)
UK/Northern Europe	4.31	5.22	6.10	0.88	16.9
Turkey	4.79	3.95	6.86	2.91	73.7
France	4.91	6.09	7.01	0.92	15.1
Other	0.49	0.81	1.63	0.82	101.2
Extra European markets	2.06	2.60	6.24	3.64	140.0
E&P in Europe and in the Gulf of Mexico	6.17	5.65	2.86	(2.79)	(49.4)
WORLDWIDE GAS SALES	103.72	97.06	96.76	(0.30)	(0.3)

LNG In 2011, LNG sales (15.7 bcm) increased by 0.7 bcm from 2010. In particular, LNG sales by the Gas & Power segment (11.8 bcm,	included in worldwide gas sales) mainly concerned LNG from Qatar, Algeria and Nigeria marketed in Europe, in South America and the Far East.

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LNG sales	(bcm)	2009	2010	2011	Change	% Ch.
G&P sales	9.8	11.2	11.8	0.6	5.4
Italy	0.1	0.2		(0.2)	(100.0)
Rest of Europe	8.9	9.8	9.8
Outside Europe	0.8	1.2	2.0	0.8	66.7
E&P sales	3.1	3.8	3.9	0.1	2.6
Terminals:
Bontang (Indonesia)	0.8	0.7	0.6	(0.1)	(14.3)
Point Fortin (Trinidad & Tobago)	0.5	0.6	0.4	(0.2)	(33.3)
Bonny (Nigeria)	1.4	2.2	2.5	0.3	13.6
Darwin (Australia)	0.4	0.3	0.4	0.1	33.3
	12.9	15.0	15.7	0.7	4.7

Power

Availability of electricity
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and Bolgiano. In 2011, power generation was 25.23 TWh, down 0.40 TWh, or 1.6% from 2010, mainly due to lower production at the Brindisi plant, offset in part by increases at the Ravenna and Ferrara plants.
As of December 31, 2011, installed operational capacity was 5.3 GW (5.3 GW in 2010).
Power availability in 2011 was supported by the growth in

electricity trading activities (up 1.14 TWh, or 8.2%) due to higher volumes traded on the Italian power exchange benefiting from lower purchase prices.

Power sales
In 2011 electricity sales (40.28 TWh) were directed to the free market (66%), the Italian power exchange (22%), industrial sites (8%) and others (4%).
In 2011, electricity sales increased by 1.9% to due to growth in the client base and higher volumes traded on the Italian power exchange (up 1.54 TWh) despite weak domestic demand.

2009	2010	2011	Change	% Ch.
Purchases of natural gas	(mmcm)	4,790	5,154	5,008	(146)	(2.8)
Purchases of other fuels	(ktoe)	569	547	528	(19)	(3.5)
Power generation	(TWh)	24.09	25.63	25.23	(0.40)	(1.6)
Steam	(ktonnes)	10,048	10,983	14,401	3,418	31.1

Availability of electricity	(TWh)	2009	2010	2011	Change	% Ch.
Power generation	24.09	25.63	25.23	(0.40)	(1.6)
Trading of electricity (a)	9.87	13.91	15.05	1.14	8.2
	33.96	39.54	40.28	0.74	1.9

Free market	24.74	27.48	26.87	(0.61)	(2.2)
Italian electricity exchange	4.70	7.13	8.67	1.54	21.6
Industrial plants	2.92	3.21	3.23	0.02	0.6
Other (a)	1.6	1.72	1.51	(0.21)	(12.2)
Power sales	33.96	39.54	40.28	0.74	1.9

(a)	Include positive and negative imbalances.

As a part of its activities selling natural gas and electricity with the aim of improving planning of commercial actions and monitoring technologies for energy efficiency, Eni developed "eni kassandra meteo forecast", a proprietary system for forecasting temperatures from meteorological and climate	data. The system has been validated in 2011 at European level and is going to be used in the management and sale of energy resources obtaining competitive advantages through the optimization of power generation activity at EniPower plants.

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Regulated Businesses in Italy

Transport and regasification of natural gas Volumes of gas transported in Italy were 78.30 bcm decreasing by	5.01 bcm from 2010 due to declining domestic demand. In 2011, the LNG terminal in Panigaglia (La Spezia) regasified 1.89 bcm of natural gas (1.98 bcm in 2010).

Gas volumes transported (a) and regasified in Italy	(bcm)	2009	2010	2011	Change	% Ch.
Gas volumes transported	76.90	83.31	78.30	(5.01)	(6.0)
Gas volumes regasified	1.32	1.98	1.89	(0.09)	(4.5)
i	i	i
(a)	i	Includes amounts destined to domestic storage.

With the aim of guaranteeing excellent quality standards and efficient transport services, as part of its activity of pipeline monitoring, Eni developed theoretical models of acoustic-elastic transmission in pipes used for gas and oil transport as well as algorithms for remote localization of impacts and fluid leaks along the pipe. The prototypal system of this monitoring technology will be applied on transport and production pipes in Eni plants in Italia, Tunisia and Nigeria. In addition, studies were also completed on new acoustic sensors with Wi-Fi remote control for sunken pipes at gas stations that cannot be checked with PIG (Pipeline Inspection Gauges), and radar technologies for remote monitoring of vibrations and pipe displacement.
Furthermore, in 2011 Eni completed the TPI (Transport at Intermediate Pressure) project dedicated to validate natural gas transport technologies by means of onshore high pressure	pipes in high grade structural steel. For the same volumes of gas transported with traditional solutions, the introduction of this technology allows to reduce the fuel gas required for pipe transport.

Storage

In 2011, 7.78 bcm (down 0.22 bcm from 2010) were input to the Company’s storage deposits, while 7.53 bcm of gas were offtaken (slightly lower than one year ago).
Storage capacity amounted to 15 bcm, of which 5 bcm were destined to strategic storage.
The share of modulation storage capacity used by third parties was about 78% (71% in 2010).

Storage	2009	2010	2011	Change	% Ch.
Total storage capacity:	(bcm)	13.9	14.2	15.0	0.8	5.6
- of which strategic storage		5.0	5.0	5.0
- of which available storage		8.9	9.2	10.0	0.8	8.7
Available capacity: share utilized by Eni	(%)	30	29	22	(7)	(24.1)
Total offtake from (input to) storage:	(bcm)	16.52	15.59	15.31	(0.28)	(1.8)
- input to storage		7.81	8.00	7.78	(0.22)	(2.8)
- offtake from storage		8.71	7.59	7.53	(0.06)	(0.8)
Total customers	(No.)	56	60	104	44	73.3

Main development projects

Marketing

LNG
In 2011, LNG Shipping was awarded a "Green Plus" certification for its LNG carrier ships (LNG Portovenere and LNG Lerici), being this class assigned to ships provided with design, assets and operating procedures that improve performance while respecting the environment and go beyond the requirements of international conventions on eco-compatibility and GHG emissions.

USA - Cameron In consideration of a changed demand outlook, on March 1, 2010, Eni renegotiated certain terms of the contract with US company Cameron LNG, relating to the farming out of a share of regasification capacity of the Cameron terminal that was started-up in the third quarter of 2009. The new agreement provides that Eni will be entitled to a daily send-out of 572,000 mmbtu (approximately 5.7 bcm/y) and a dedicated storage capacity of 160 kcm, giving Eni more flexibility in managing seasonal swings in gas demand.
Furthermore, keeping account of the current oversupply of the US gas market, the Brass project (West Africa) for developing gas reserves to fuel the Cameron plant has been rescheduled with start-up in 2017.

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South Stream project
In September 2011, Eni and Gazprom within their strategic partnership signed a series of agreements in areas of common interest including the development of the South Stream project through the definition of terms for the participation to the project of gas operators Wintershall and EDF, each with a 15% stake. Gazprom and Eni hold 50% and 20% interests, respectively.
In March 2012, terms for the commencement of construction of the gas pipeline were also agreed with the Final Investment Decision (FID) expected by November 2012.

Regulated businesses in Italy

Reorganization of regulated businesses in Italy
Implementing the so-called Third Energy Package, on December 5, 2011 with effect from January 1, 2012, "Snam Rete Gas SpA" changed its company name in "Snam SpA". At the same date Snam SpA transferred the "transportation, dispatch, remote control and metering of natural gas" business unit to a new company that from January 1, 2012, took the name of Snam Rete Gas SpA. The reorganization of Regulated businesses in Italy based on Snam SpA as holding the 100% interest in the four companies operating the transport, re-gasification, storage and distribution of natural gas, intends to build an organizational model meeting the new legal provisions on the unbundling of transport activities as provided by Italian laws implementing European Directive No. 2009/73/EC. The AEEG (the Italian Authority for Electricity and Gas) is currently assessing the conformity to the law of the model adopted by Snam SpA.

Development of gas infrastructure in Europe
In January 2012, Snam and Fluxys G signed an agreement for the evaluation of future joint strategies aimed at seizing potential development opportunities concerning infrastructures in the gas sector in Europe. The agreement concerns transport, storage and regasification of natural gas, by means of projects aimed at strengthening flexibility and safety of supplies of present European infrastructure.
As a part of these agreements, on February 22, 2012, Snam and Fluxys G acquired from Eni a 16.41% interest in Interconnector (UK) Ltd, a 51% interest in Interconnector Zeebrugge Terminal SCRL and a 10% interest in Huberator SA. The three companies manage the underwater gas pipeline linking the United Kingdom (Bacton) and Belgium (Zeebrugge), the Zeebrugge compression station near the Interconnector and the Zeebrugge hub trading platform, respectively. The total amount of the transaction is approximately euro 150 million and its finalization is subject to suspensive conditions. The closing of the transaction is expected by the second half of 2012.

Regulatory framework

Legislative Decree of March 3, 2011, No. 28 Implementation of Directive 2009/28/CE on the promotion of the use of energy from renewable sources
Legislative Decree No. 28/2011, representing the general law within which implementing rulings will be approved for the promotion of the use of energy from renewable sources, provides for the replacement of the present incentive system based on the so called "green certificates " (negotiable instruments issued by GSE - Gestore dei Servizi Energetici – Manager of energy services – corresponding to a given amount of CO2 emissions) with a direct tariff incentive system. The decree provides for the gradual reduction of the share of electricity production currently covered by green certificates, until it is completely cancelled in 2015. The decree also affects the incentive mechanism of energy efficiency projects, by means of "white certificates" (or "Titoli di Efficienza Energetica" - TEE – instruments of energy efficiency, that certify savings achieved) as it provides that the confirmation of these certificates is awarded to 30% of what would be attributed to a similar new plant, and also to power generation plants that started operations after April 1, 1999 and before March 7, 2007, for a 5 year-period and considered as co-generation plants according to laws in force at the time. Almost all installed power capacity of Eni plants meets these requirements.

Ministerial Decree of August 4, 2011 – Criteria for the recognition of high yield co-generation and Ministerial Decree of September 5, 2011 – Definition of a support system for high yield co-generation
With a Ministerial Decree of August 4, 2011, the Ministry for Economic Development, in agreement with the Ministry for the Environment, defined criteria for the definition and the recognition of high yield co-generation.
With a Ministerial Decree of September 5, 2011, the Ministry for Economic Development also provided a new incentive for co-generation plants proportional to savings of primary energy and recognized with the awarding of instruments of energy efficiency (the so-called "white certificates"), awarded by the GSE at a price defined by the Authority for Electricity and gas. This incentive is recognized for 10 years to plants that started operations after March 7, 2007, and extended to 15 years if power generation is combined with a remote heating network.

Sales tariff regulation in Europe
In France, starting from June 1, 2011, tariffs have been blocked by a new ministerial measure that cancelled tariff increases for the year for residential customers and allowed a lower increase than the one resulting from the application of the indexation formula for professional customers. In December 2011, the French Government passed a new indexation formula to be applied to tariff updates from January 1, 2012 that significantly increases (from 9.5% to 26%) the share related to spot prices.
Similar measures concerning a block on tariffs paid by retail customers have been approved in Hungary.

For further details about the regulatory framework of G&P sector see "Risk factors" below.

Capital expenditure

In 2011, capital expenditure in the Gas & Power segment totaled euro 1,721 million and mainly related to: (i) developing and upgrading

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Eni’s transport network in Italy (euro 898 million); (ii) developing and upgrading Eni’s distribution network in Italy (euro 337 million); (iii) developing and upgrading Eni’s storage capacity in Italy (euro 294	million); (iv) completion of upgrading and other initiatives to improve flexibility of the combined cycle power plants (euro 87 million); (v) the upgrading plan of natural gas import infrastructure (euro 8 million).

Capital expenditure	(euro million)	2009	2010	2011	Change	% Ch.
Italy	1,564	1,575	1,661	86	5.5
Outside Italy	122	110	60	(50)	(45.5)
	1,686	1,685	1,721	36	2.1
Marketing	175	248	184	(64)	(25.8)
Marketing	102	133	97	(36)	(27.1)
Italy	12	40	45	5	12.5
Outside Italy	90	93	52	(41)	(44.1)
Power generation	73	115	87	(28)	(24.3)
Regulated businesses in Italy	1,479	1,420	1,529	109	7.7
Transport	919	842	898	56	6.7
Distribution	278	328	337	9	2.7
Storage	282	250	294	44	17.6
International transport	32	17	8	(9)	(52.9)
	1,686	1,685	1,721	36	2.1

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		2009	2010	2011
Employee injury frequency rate	(No. of accidents per million hours worked)	3.18	1.77	2.02
Contractors injury frequency rate		4.35	3.59	3.21
Net sales from operations (a)	(euro million)	31,769	43,190	51,219
Operating profit		(102)	149	(273)
Adjusted operating profit		(357)	(171)	(535)
Adjusted net profit		(197)	(49)	(262)
Capital expenditure		635	711	866
Adjusted capital employed, net at year end		7,560	7,859	8,600
Adjusted ROACE	(%)	(2.6)	(0.6)	(3.1)
Refinery throughputs on own account	(mmtonnes)	34.55	34.80	31.96
Conversion index	(%)	60	61	61
Balanced capacity of refineries	(kbbl/d)	747	757	767
Retail sales of petroleum products in Europe	(mmtonnes)	12.02	11.73	11.37
Service stations in Europe at year end	(units)	5,986	6,167	6,287
Average throughput per service station in Europe	(kliters)	2,477	2,353	2,206
Retail efficiency index	(%)	1.61	1.53	1.50
Employees at year end	(units)	8,166	8,022	7,591
Direct GHG emissions	(mmtonnes CO2 eq)	7.29	7.57	7.23
SOx (sulphur oxide) emissions	(ktonnes SO2 eq)	21.98	28.05	23.07
NOx (nitrogen oxide) emissions	(ktonnes NO2 eq)	7.35	7.96	6.74
Water consumption rate	(cm/tonnes)	35.99	28.36	31.07
Customer satisfaction index	(likert scale)	7.93	7.84	7.74

(a)	Before elimination of intragroup sales.

Performance 2011

› The injury frequency rate for Eni employees increased by 14% from 2010: in 2011, 26 accidents occurred.
› In 2011, NOx and SOx emissions significantly declined (down 15% and down 18%, respectively) from 2010, due to the use of natural gas to replace fuel oil and to energy saving measures.
› In 2011, this segment reported adjusted operating loss of euro 262 million worsening by euro 213 million from 2010, reflecting unprofitable refining margins due to rising costs for oil-based feedstock and for energy utilities linked to the former that could not be transferred to prices at the pump, also due to weak demand and excess capacity in the Mediterranean basin. Marketing results were positive but shrinking due to the decline in retail and wholesale demand for products.
› Return on average capital employed on an adjusted basis was a negative 3.1% (-0.6% in 2010).
› In 2011 refining throughputs were 31.96 mmtonnes, down 8.2% from 2010). In Italy, processed volumes decreased by 8.7%, reflecting the decision to cut throughputs at the Venice plant in response to an unfavorable market scenario and the impact of planned standstill at the other plants. Outside Italy, Eni’s refining throughputs decreased by 5.3% in particular in the Czech Republic as a consequence of the relevant planned downtime at the Litvinov refinery.
› Retail sales in Italy of 8.36 mmtonnes decreased by 3.1%, driven by lower consumption of gasoil and gasoline in an unfavorable market scenario with high competitive pressure. Eni’s average retail market share for 2011 was 30.5%, up 0.1 percentage points from 2010.
› Retail sales in the rest of Europe of 3.01 mmtonnes were down by 2.9% from 2010. Volume additions in Austria, reflecting the purchase of service stations, were offset by lower sales in Germany due to certain lease contract terminations, in France due to the rationalization of the network of service stations and in Eastern Europe due to declining demand.
› Capital expenditure of euro 866 million related mainly to projects designed to improve the conversion capacity and flexibility of refineries, logistics, upgrade of the fuel distribution network in Italy and in the rest of Europe and initiatives in the field of health, safety and the environment.

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Eni Annual Report / Operating review

› In 2011 total expenditure in R&D in the Refining & Marketing Division amounted to approximately euro 32 million, net of general and administrative costs. In the year 8 patent applications were filed.

Supply and Trading

In 2011, a total of 59.02 mmtonnes of crude were purchased by the Refining & Marketing Division (68.25 mmtonnes in 2010), of which 27.64 mmtonnes from Eni’s Exploration & Production Division. Volumes amounting to 20.44 mmtonnes were purchased on the spot market, while 10.94 mmtonnes were purchased under long-term supply contracts with producing Countries. Approximately 27% of crude purchased in 2010 came from Russia, 20% from West Africa, 11% from the North Sea, 11% from the Middle East, 9% from North Africa, 6% from Italy, and 16% from other	areas. In 2011 some 32.10 mmtonnes of crude purchased were marketed, (down of approximately 4.07 mmtonnes, or 11.3%, from 2010). In addition, 4.26 mmtonnes of intermediate products were purchased (3.05 mmtonnes in 2010) to be used as feedstock in conversion plants and 15.85 mmtonnes of refined products (15.28 mmtonnes in 2010) were purchased to be sold on markets outside Italy (12.45 mmtonnes) and on the domestic market (3.40 mmtonnes) as a complement to available production.

Purchases	(mmtonnes)	2009	2010	2011	Change	% Ch.
Equity crude oil
Eni’s production outside Italy	29.84	26.90	24.29	(2.61)	(9.7)
Eni’s production in Italy	2.91	3.24	3.35	0.11	3.4
	32.75	30.14	27.64	(2.50)	(8.3)
Other crude oil
Purchases on spot markets	14.94	20.95	20.44	(0.51)	(2.4)
Purchases under long-term contracts	19.71	17.16	10.94	(6.22)	(36.2)
	34.65	38.11	31.38	(6.73)	(17.7)
Total crude oil purchases	67.40	68.25	59.02	(9.23)	(13.5)
Purchases of intermediate products	2.92	3.05	4.26	1.21	39.7
Purchases of products	13.98	15.28	15.85	0.57	3.7
TOTAL PURCHASES	84.30	86.58	79.13	(7.45)	(8.6)
Consumption for power generation	(0.96)	(0.92)	(0.89)	0.03	3.3
Other changes (a)	(1.64)	(2.69)	(1.12)	1.57	58.4
	81.70	82.97	77.12	(5.85)	(7.1)
i	i	i
(a)	i	Include change in inventories, decrease due to transportation, consumption and losses.

Refining

In 2011, refining throughputs were 31.96 mmtonnes, down 2.84 mmtonnes, or down 8.2% from 2010. In Italy, processed volumes decreased by 8.7% from 2010, reflecting the decision to cut throughputs at the Venice plant in response to an unfavorable market scenario and unexpected standstills, in addition to planned standstill at the other plants. Outside Italy, Eni’s refining throughputs decreased by 5.3% (down approximately 280 ktonnes), mainly in the Czech Republic as a consequence of the planned downtime at the Litvinov refinery.	Total throughputs in wholly-owned refineries were 22.75 mmtonnes, down by 2.95 mmtonnes (down 11.5%) from 2010 determining a refinery utilization rate of 79%, declining from 2010 consistent with the unfavorable scenario. Approximately 22.3% of volumes of processed crude was supplied by Eni’s Exploration & Production segment (15.8% in 2010) representing a 6.5 percentage point increase from 2010, corresponding to higher volume of approximately 1.52 mmtonnes.

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Eni Annual Report / Operating review

Availability of refined products	(mmtonnes)	2009	2010	2011	Change	% Ch.
ITALY
At wholly-owned refineries	24.02	25.70	22.75	(2.95)	(11.5)
Less input on account of third parties	(0.49)	(0.50)	(0.49)	0.01	2.0
At affiliated refineries	5.87	4.36	4.74	0.38	8.7
Refinery throughputs on own account	29.40	29.56	27.00	(2.56)	(8.7)
Consumption and losses	(1.60)	(1.69)	(1.55)	0.14	8.3
Products available for sale	27.80	27.87	25.45	(2.42)	(8.7)
Purchases of refined products and change in inventories	3.73	4.24	3.22	(1.02)	(24.1)
Products transferred to operations outside Italy	(3.89)	(4.18)	(1.77)	2.41	57.7
Consumption for power generation	(0.96)	(0.92)	(0.89)	0.03	3.3
Sales of products	26.68	27.01	26.01	(1.00)	(3.7)
OUTSIDE ITALY
Refinery throughputs on own account	5.15	5.24	4.96	(0.28)	(5.3)
Consumption and losses	(0.25)	(0.24)	(0.23)	0.01	4.2
Products available for sale	4.90	5.00	4.73	(0.27)	(5.4)
Purchases of refined products and change in inventories	10.12	10.61	12.51	1.90	17.9
Products transferred from Italian operations	3.89	4.18	1.77	(2.41)	(57.7)
Sales of products	18.91	19.79	19.01	(0.78)	(3.9)
Refinery throughputs on own account	34.55	34.80	31.96	(2.84)	(8.2)
of which: refinery throughputs of equity crude on own account	5.11	5.02	6.54	1.52	30.3
Total sales of refined products	45.59	46.80	45.02	(1.78)	(3.8)
Crude oil sales	36.11	36.17	32.10	(4.07)	(11.3)
TOTAL SALES	81.70	82.97	77.12	(5.85)	(7.1)

In May 2011, at the Sannazzaro de’ Burgondi refinery preliminary activities have started for the construction of the plant employing for the first time on an industrial scale EST (Eni Slurry Technology), created by Eni for the conversion of heavy oil residue into valuable products, gasoline and gasoil. As compared to available refining technologies, EST does not produce by-products but converts feedstock completely into distillates and allows to make valuable use of distillation residue of heavy and extra-heavy crude and non conventional resources.
In addition, as part of the Total Conversion project, successful results have been obtained from the continuous operation of the Slurry Dual Catalyst pilot plant: this technology, based on the combination of two nanocatalysts could lead to a relevant breakthrough in the EST process, increasing its productivity and improving product quality.
In addition, at the Sannazzaro refinery the Short Contact Time-Catalytic Partial Oxidation project is underway for the production of hydrogen. This reforming technology transforms gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas (carbon monoxide and hydrogen).

In line with its industrial policies, Eni’s commitment in refining aims at achieving operating excellence with particular attention paid to safety and health in its activities and the protection of the environment and strong relations with the people and the areas where it operates. To this end and to reduce the environmental impact of its activities in this field, in the third quarter of 2011 Eni started up a pilot plant for pyrolisis/gasification and inertitazion of industrial sludge (Zero Waste project) with capacity of 50 kg/h at the site of Centre for new materials development of in Rome.
Within its initiatives for the reduction of environmental impact of refining activities, a project is under way for the reduction of 1,400 tonnes/y of SO2 and 120 tonnes/y of NOx by means of better equipments installed at the Gela (construction of a new SRU - Sulphur Recovery Unit) and Sannazzaro (technical updating of plants) refineries. In addition, at the Livorno refinery work started for the construction of a water reuse plant with a capacity of 800 kcm/y, that will reduce the need for external water in the cooling circuit.

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Eni Annual Report / Operating review

Marketing of refined products

In 2011 retail sales of refined products (45.02 mmtonnes) declined by 1.78 mmtonnes from 2010, down 3.8%, due mainly	to lower volumes sold to oil companies and traders in Italy and abroad.

Product sales in Italy and outside Italy by market	(mmtonnes)	2009	2010	2011	Change	% Ch.
Retail	9.03	8.63	8.36	(0.27)	(3.1)
Wholesale	9.56	9.45	9.36	(0.09)	(1.0)
Petrochemicals	1.33	1.72	1.71	(0.01)	(0.6)
Other sales	6.76	7.21	6.58	(0.63)	(8.7)
Sales in Italy	26.68	27.01	26.01	(1.00)	(3.7)
Retail rest of Europe	2.99	3.10	3.01	(0.09)	(2.9)
Wholesale rest of Europe	3.66	3.88	3.84	(0.04)	(1.0)
Wholesale outside Italy	0.41	0.42	0.43	0.01	2.4
Other sales	11.85	12.39	11.73	(0.66)	(5.3)
Sales outside Italy	18.91	19.79	19.01	(0.78)	(3.9)
	45.59	46.80	45.02	(1.78)	(3.8)

Retail sales in Italy
In 2011, retail sales in Italy of 8.36 mmtonnes decreased by approximately 270 ktonnes, down 3.1%, driven by lower consumption of gasoil and gasoline, in particular in highway service station related to the decline in freight transportation. Average gasoline and gasoil throughput (2,173 kliters) decreased by approximately 149 kliters from 2010. Eni’s retail market share for 2011 was 30.5%, up 0.1 percentage point from 2010.
At December 31, 2011, Eni’s retail network in Italy consisted of 4,701 service stations, 159 more than at December 31, 2010 (4,542 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (158 units), the opening of new service stations (14 units), partly offset by the closing of service stations with low throughput (13 units).
In 2011 even sales of premium fuels (fuels of the "eni blu+" line with high performance and lower environmental impact), despite the support of strong promotional campaigns were affected by the decline in domestic consumption and were lower than the previous year. In particular, sales of eni bludiesel+ amounted to approximately 493 mmtonnes (approximately 592 mmliters) with a decline of approximately 80 ktonnes from 2010 and represented 9% of volumes of gasoil marketed by Eni’s retail network. At December 31, 2011, service stations marketing bludiesel+ totaled	4,130 units (4,071 at 2010 year-end) covering approximately 88% of Eni’s network. Retail sales of blusuper+ amounted to 62 ktonnes (approximately 83 mmliters), with a slight decrease from 2010, and covered 2.4% of gasoline sales on Eni’s retail network (down 0.2% from a year ago). At December 31, 2011, service stations marketing blusuper+ totaled 2,703 units (2,672 at December 31, 2010), covering approximately 57% of Eni’s network.
Within the development of innovative fuels and bio-fuels, in addition to the mentioned eni blu+ line, Eni is working at new catalysts for desulphuration for the optimization of gasoil quality and, with particular reference to bio-fuels, is studying the use of non food feedstocks – deriving from biomass at the Donegani Research Center – for its Ecofining proprietary technology, identifying new bio-components pro fuel, and evaluating their compatibility with engines.
With reference to the promotional initiative "you&eni", the loyalty program for customers launched in February 2010 for a three year period, the cards that made at least one transaction in the period were approximately 6.5 million at December 31, 2011. The average number of cards active monthly was approximately 2.6 million. Volumes sold to customers cumulating points on their card were approximately 39% of total throughputs.

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Eni Annual Report / Operating review

Retail and wholesales sales of refined products	(mmtonnes)	2009	2010	2011	Change	% Ch.
Italy	18.59	18.08	17.71	(0.37)	(2.0)
Retail sales	9.03	8.63	8.36	(0.27)	(3.1)
Gasoline	3.05	2.76	2.60	(0.16)	(5.8)
Gasoil	5.74	5.58	5.45	(0.13)	(2.3)
LPG	0.22	0.26	0.29	0.03	11.5
Lubricants	0.02	0.03	0.02	(0.01)	(33.3)
Wholesale sales	9.56	9.45	9.35	(0.10)	(1.1)
Gasoil	4.30	4.36	4.18	(0.18)	(4.1)
Fuel Oil	0.72	0.44	0.46	0.02	4.5
LPG	0.35	0.33	0.31	(0.02)	(6.1)
Gasoline	0.12	0.16	0.19	0.03	18.8
Lubricants	0.09	0.10	0.10
Bunker	1.38	1.35	1.26	(0.09)	(6.7)
Jet fuel	1.43	1.46	1.65	0.19	13.0
Other	1.17	1.25	1.20	(0.05)	(4.0)
Outside Italy (retail+wholesale)	7.06	7.40	7.29	(0.11)	(1.5)
Gasoline	1.89	1.85	1.79	(0.06)	(3.2)
Gasoil	3.54	3.95	3.82	(0.13)	(3.3)
Jet fuel	0.35	0.40	0.49	0.09	22.5
Fuel Oil	0.28	0.25	0.23	(0.02)	(8.0)
Lubricants	0.10	0.10	0.10
LPG	0.50	0.49	0.50	0.01	2.0
Other	0.40	0.36	0.36
	25.65	25.48	25.00	(0.48)	(1.9)

Retail sales in the Rest of Europe
Retail sales in the rest of Europe of approximately 3.01 mmtonnes were down 2.9% (approximately 90 ktonnes). Volume additions in Austria, reflecting the purchase of service stations, were offset by lower sales in Germany due to certain lease contract terminations, in France and in Eastern Europe due to declining demand.
At December 31, 2011 Eni’s retail network in the rest of Europe consisted of 1,586 units, a decrease of 39 units from December 31, 2010 (1,625 service stations). The network evolution was as follows: (i) the closing of 41 low throughput service stations mainly in Austria and France; (ii) the negative balance of acquisitions/releases of lease concessions (17 units) with negative changes in particular in Germany, Austria and Switzerland; (iii) the purchase of 12 service stations, in particular in France and Germany; (iv) the opening of 7 new outlets.
Average throughput (2,299 kliters) decreased by 142 kliters from 2010 (2,441 kliters).

Wholesale and other sales
Wholesale sales in Italy (9.36 mmtonnes) declined by approximately 90 ktonnes, down 1%, mainly due to a decline in demand from transports (with a sharp drop in gasoil sales)and industrial customers due to a generalized slowdown and strong competitive pressure which affected in particular bunkering and bitumen, but also LPG due to unusual weather conditions. Jet fuel and fuel oil sales increased, while gasoil sales dropped starkly in 2011. Average market share in 2011 was 28.3% (29.2% in 2010).
Supplies of feedstock to the petrochemical industry (1.71 mmtonnes) were basically in line with 2010 recording a slight decline of 10 ktonnes related to lower feedstock supplies due to lower demand from industrial customers.
Wholesale sales in the rest of Europe of approximately 3.84 mmtonnes declined by 1% from 2010 mainly in Hungary, Germany and the Czech Republic, while sales increased in

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Eni Annual Report / Operating review

Austria, Switzerland and France.
Other sales (18.31 mmtonnes) decreased by 1.29 mmtonnes, or 6.6%, mainly due to lower sales volumes to oil companies.

Non-oil
Eni was engaged in increasing its supply of non-oil products and services in its service stations in Italy by developing a chain of franchised outlets, in particular:
- "enicafè", a format present in 350 stations after the upgrading of bars and stores in its network;
- "enicafè&shop", a format including corners for the sale of food and car-care products in 200 Eni outlets.
In 2011 Eni also launched a new self-service option h.24 of food, non-food and personal care products by means of the installation of eni branded vending machines in 150 outlets with the aim of extending this service to over 1,000 outlets in the next two years.

Capital expenditure

In 2011, capital expenditure in the Refining & Marketing Division amounted to euro 866 million and regarded mainly: (i) refining, supply and logistics in Italy and outside Italy (euro 629 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro refinery, as well as expenditures on health, safety and environmental upgrades; (ii) upgrade and rebranding of the refined product retail network in Italy (euro 168 million) and in the rest of Europe (euro 60 million).

Capital expenditure	(euro million)	2009	2010	2011	Change	% Ch.
Italy	581	633	803	170	26.9
Outside Italy	54	54	63	9	16.7
	635	687	866	179	26.1
Refinery, supply and logistics	436	446	629	183	41.0
Italy	436	444	626	182	41.0
Outside Italy		2	3	1	..
Marketing	172	246	228	(18)	(7.3)
Italy	118	170	168	(2)	(1.2)
Outside Italy	54	76	60	(16)	(21.1)
Other	27	19	9	(10)	(52.6)
	635	711	866	155	21.8

Expenditures on health, safety and the environment amounted to euro 111 million.
A process safety project for the upgrade of refining activities with advanced technologies is under way. All refineries (5), plants and storage sites (23), laboratories (2) and sales areas in Italy (4) are ISO 14001 certified, refineries in Sannazzaro, Venice, Livorno, Taranto are EMAS certified.
In addition, from 2003 Eni has been carrying out energy saving	projects that allowed in 2011 to save additional 42 ktoe, that summed to the previous efficiency actions means an annual Energy savings of 214 ktoe, equivalent to approximately 640 ktonnes of CO2 avoided. Accumulated savings are expected to reach 92 ktoe (266 ktonnes CO2) in 2014. These achievements deriving from relevant investments contributed to obtaining the first certification in Italy under ISO 50001 on energy management.

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		2009	2010	2011
Employee injury frequency rate	(No. of accidents per million hours worked)	2.34	1.54	1.47
Contractors injury frequency rate		8.12	5.94	4.60
Net sales from operations (a)	(euro million)	4,203	6,141	6,491
Basic petrochemicals		1,832	2,833	2,987
Polymers		2,185	3,126	3,299
Other sales		186	182	205
Operating profit		(675)	(86)	(424)
Adjusted operating profit		(426)	(113)	(276)
Adjusted net profit		(340)	(85)	(208)
Capital expenditure		145	251	216
Production	(ktonnes)	6,521	7,220	6,245
Sales of petrochemical products		4,265	4,731	4,040
Average plant utilization rate	(%)	65.4	72.9	65.3
Employees at year end	(units)	6,068	5,972	5,804
Direct GHG emissions	(mmtonnes CO2 eq)	4.63	4.69	4.12
NMVOC (Non-Methane Volatile Organic Compounds) emissions	(tonnes)	3.83	3.30	4.18
SOx (sulphur oxide) emissions	(ktonnes of SO2 eq)	4.59	3.30	3.18
NOx (nitrogen oxide) emissions	(ktonnes of NO2 eq)	4.78	4.87	4.14
Recycled/reused water	(%)	81.6	82.7	81.8

(a)	Before elimination of intragroup sales.

Performance of the year

› In 2011 injury rates of employees and contractors continued to follow the positive trends of previous years (down 4.5% and 22.6%, respectively).
› In 2011 emissions of greenhouse gases NMVOC, NOx and SOx decreased due to lower sale volumes and to energy saving interventions performed in the year.
› In 2011 the percentage of reused water was approximately 80%, barely unchanged from previous years.
› In 2011 the sector reported a significant increase in adjusted net loss (euro 208 million, down euro 123 million) from 2010, due to higher supply costs of oil-based feedstock which were not recovered in sale prices on end markets in a context of substantial decrease in demand.
› Sales of petrochemical products were 4,040 ktonnes, down 691 ktonnes, or 14.6%, from 2010 due to lower demand.
› Petrochemical production volumes were 6,245 ktonnes, decreased by 975 ktonnes, or down 13.5%, due to a decline in demand for petrochemical products in all business, with the only exception of elastomers (up 1%).
› In 2011, the average plant utilization rate decreased from 72.9 to 65.3 due to reduced production in a phase of economic slowdown.
› In 2011 overall expenditure in R&D amounted to approximately euro 32 million in line with the previous year. A total of new 13 patent applications were filed.

Bio-based chemicals

› In June 2011 Eni, through its subsidiary Polimeri Europa, signed a cooperation agreement with Novamont SpA to convert Eni’s Porto Torres chemical plant into an innovative bio-based chemical complex to produce bio-plastics and other bio-based products (bio-lubricants and bio-additives) for which significant growth is expected in the medium/long-term. The project will be supported by an integrated supply chain and raw materials of vegetable origin. Novamont will contribute with its technologies and skills in the bio-plastics and bio-based chemical sector. Eni will contribute to the joint entity with its Porto Torres plant, infrastructure and professional staff as well as its industry, technical-engineering and commercial know-how in the petrochemical sector. In addition, Eni aims to build a biomass power plant and to carry out a

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number of projects for the environmental restoration and clean-up activities. Eni plans to make capital expenditures totaling approximately euro 1.2 billion in the 2011-2016 period to execute the above mentioned projects, directly or through the joint entity.

Sales - production - prices

In 2011 sales of petrochemical products (4,040 ktonnes) decreased by 691 ktonnes (down 14.6%) from 2010, mainly due to a substantial decrease in demand reflecting the current economic downturn.

Petrochemical production (6,245 ktonnes) decreased by 975 ktonnes from 2010, or 13.5%. Main decreases were registered in basic petrochemicals and polyethylene while elastomer production achieved a slight increase (up 1.1%).
The mentioned demand decrease required unexpected outages in all the plants, in Italy and abroad. In Italy, relevant production decreases were registered at the Porto Torres plant (down 46.4%), as a result of the shutdown of the plant in connection with the start in the second half of 2011 of the mentioned bio-based project related to the conversion of the site.
Outside Italy, main decreases were registered at the Dunkerque site due to a slow restart after the expected shutdown and Feluy due to the closure of the polystyrene plant at the end of 2010.

Average unit sales prices increased by 20% from 2010 due to the positive impact of the oil price scenario (virgin naphtha prices increased by 31% from 2010). Also polymer prices registered a relevant increase, in particular elastomers (up 34%).
Notwithstanding the above mentioned increase in sales prices, unit margins reported a steep decline due to due to higher supply costs of oil-based feedstock which were not recovered in sales prices.

Product availability	(ktonnes)	2009	2010	2011	Change	% Ch.
Basic petrochemicals	4,350	4,860	4,101	(759)	(15.6)
Polymers	2,171	2,360	2,144	(216)	(9.2)
Production	6,521	7,220	6,245	(975)	(13.5)
Consumption and losses	(2,701)	(2,912)	(2,631)	281	(9.6)
Purchases and change in inventories	445	423	426	3	0.7
	4,265	4,731	4,040	(691)	(14.6)

Business trends

Basic petrochemicals
Basic petrochemicals revenues (euro 2,987 million) increased by euro 154 million from 2010 (up 5.4%) in all main business segments due to the steep increase in average unit prices (olefins/aromatics up 20%, intermediates up 16%) as a result of an improved scenario, partly offset by lower volumes sold (down 18% on average).
In particular, a decline was reported in sales volumes of olefins (ethylene down 22%; butadiene down 57% due to the lack of raw material) and intermediates (down 21% on average, in particular phenol and acetone).
Basic petrochemical production (4,101 ktonnes) decreased by 759 ktonnes from last year (down 15.6%), due to lower sales/demand of monomers. Lower ethylene production reflected facility downtimes in the Porto Marghera and Porto Torres plants. In addition, intermediates sales decreased (down 14%) due to unavailability of raw material and planned facility downtimes in the Mantova plant.
In the intermediates business a new technology was introduced	at a pilot scale aimed at eliminating the coproduction of acetone, a dangerous and unwanted co-product.

Polymers
Polymer revenues (euro 3,299 million) increased by euro 173 million from 2010 (up 5.5%) due to increases in average unit prices (elastomers up 34%, styrene polymers up 12%; polyethylene up 11%). Sales volumes decreased on average by 11.5% (main decreases were registered in polyethylene, down 16%, latices down 15%, polibutadiene and thermoplastic rubbers down approximately 9%) due to a steep decline in demand. Sales of ABS and SBR rubbers showed an opposite trend, up 5% and 2%, respectively.
Polymer production (2,144 ktonnes) decreased by 216 ktonnes from 2010 (down 9%), mainly polyethylene (down 15%) due to the delay in the restart of the Dunkerque production lines, planned facility downtimes at Priolo, Ragusa and Gela in the last part of the year as well as a decline in demand.

Contents

Eni Annual Report / Operating review

In 2011 in the elastomer business technological innovations were industrially homologated trough the use of new grades of E-SBR rubbers for Tyre green application (low emissions) allowing to obtain higher performance products and new nitrilyc rubbers (NBR) to be used in the production of gloves, flexible pipes and washers, provided with a more efficient and non volatile anti oxidant, that allows to eliminate emissions in finishing operations. In the polyethylene business a new production line was started for the production of polymers with better organoleptic qualities for the food packaging industry.
In the styrene business a new additive was successfully tested that allows to improve the environmental footprint in the production of EPS (Expanded Polystyrene in continuous mass) reducing by 30% the formation of bromide by-products.	Capital expenditure

In 2011 capital expenditure amounted to euro 216 million (euro 251 million in 2010) and regarded mainly:
(i) upkeeping (euro 59 million);
(ii) plant upgrades (euro 53 million), mainly regarding the project "Management of fugitive emissions" aimed at identifying the number of sites of potential emissions where the Company operates, putting Polimeri Europa in a leading position at international level;
(iii) environmental protection, safety and environmental regulations (euro 46 million), including the achievement of ISO 14001, OHSAS 18001 certification for almost all the plants;
(iv) energy recovery (euro 42 million), mainly related to energy savings projects aimed at reducing CO2 emissions.

Contents

		2009	2010	2011
Employee injury frequency rate	(No. of accidents per million hours worked)	0.40	0.45	0.44
Contractors injury frequency rate		0.57	0.33	0.21
Fatality index	(No. of fatalities per 100 million hours worked)	0.86	2.14	1.82
Net sales from operations (a)	(euro million)	9,664	10,581	11,834
Operating profit		881	1,302	1,422
Adjusted operating profit		1,120	1,326	1,443
Adjusted net profit		892	994	1,098
Capital expenditure		1,630	1,552	1,090
Adjusted ROACE	(%)	15.4	14.0	13.9
Orders acquired	(euro million)	9,917	12,935	12,505
Order backlog		18,730	20,505	20,417
Employees at year end	(units)	35,969	38,826	38,561
Employees outside Italy	(%)	85.6	87.3	86.5
Local managers		41.1	45.3	43.0
Local procurement		47.0	61.3	56.4
Healthcare expenditures	(euro thousand)	25,205	19,506	32,410
Security expenditures		68,954	26,403	50,541
Direct GHG emissions	(mmtonnes CO2 eq)	1.28	1.11	1.32

(a)	Before elimination of intragroup sales.

Performance of the year

› The percentage of managerial positions covered by local personnel is constantly higher than 40% of total managerial positions, except for Italy and France, reflecting however fluctuations due to the opening of new yards and short-term projects.
› The overall amount of procurement was euro 8,740 million in 2011, of which euro 6,510 million related to operating projects, 56.4% of which was procured with local suppliers.
› In 2011 the injury frequency rate improved from 2010 (down 2% and down 36% for employees and contractors, respectively).
› Health and safety expenditures for individual protection equipment and medical assistance increased by 81% from 2010 (from euro 46 million to euro 83 million).
› In 2011 the Engineering & Construction sector achieved a positive performance with an adjusted net profit amounting to euro 1,098 million, up euro 104 million, or 10.5%, from a year ago, mainly due to a higher turnover and increasing project profitability.
› Return on average capital employed calculated on an adjusted basis was 13.9% in 2011 (14% in 2010).
› Orders acquired amounted to euro 12,505 million (euro 12,935 million in 2010), of these projects to be carried outside Italy represented 91%, while orders from Eni companies amounted to 7% of the total.
› Order backlog amounted to euro 20,417 million at December 31, 2011 (euro 20,505 million at December 31, 2010), of which euro 9,451 million to be carried out within 2012.
› Capital expenditure amounted to euro 1,090 million (euro 1,552 million in 2010) mainly regarded the upgrading of the drilling and construction fleet.
› In 2011 overall expenditure in R&D amounted approximately to euro 15 million in line with 2010. A total of 28 new patent applications were filed.

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Eni Annual Report / Operating review

Activity areas

Engineering & Construction Offshore
In 2011 revenues amounted to euro 4,908 million, increasing by 10.4% from 2010, due to higher levels of activity in Northern Europe, Kazakhstan and Asia Pacific.
Orders acquired amounted to euro 6,131 million (euro 4,600 million in 2010).
Among the main orders acquired in 2011 were: (i) an EPIC contract for the expansion of the Basra oil center and related infrastructures within the Iraq Crude Oil Export Expansion – Phase 2 project; (ii) an EPIC contract for the construction of the offshore infrastructures within the development of the offshore Arabiyah and Hasbah fields in the Arabian section of the Persian Gulf.
R&D activity was finalized at continuous improvement of innovative solutions for offshore fields. In particular, among the main innovations in 2011 were: (i) the project for a system for the transport of liquefied natural gas between two units of offshore Floating LNG; (ii) methodologies and innovative structures for the laying of offshore pipelines aiming at reducing their environmental impact at habitat restoration; (iii) in the field of renewable energies, activities connected to the realization in 2012 of a prototype of a submarine turbine moved by sea currents.

Engineering & Construction Onshore
In 2011 revenues amounted to euro 5,369 million, increasing by 13.6% from 2010, due to higher levels of activity in the Middle East, Canada and Australia. Orders acquired amounted to euro 5,006 million (euro 7,744 million in 2010). Among the main orders acquired were: (i) the construction of a 39-km long high-speed/high-capacity railway from Treviglio to Brescia in northern Italy on behalf of Rete Ferroviaria SpA; (ii) an EPC contract for the construction of a Secondary Upgrader with a capacity of 43 kbbl/d of hydrotreated gasoil. The infrastructure will be part of the Horizon Oil Sands Project – Hydrotreater Phase 2 – in the Athabasca region, Alberta, Canada.
R&D activities for the year related mainly process technologies in the upstream and mid-downstream segments aimed in particular at: (i) increasing the productivity of the proprietary technology for the production of fertilizers (SnamprogettiTM Urea); (ii) reducing the environmental impact of Urea producing plants based on the recovery of ammonia; (iii) transport of CO2 in the field of Enhanced Oil Recovery technologies for the development of onshore fields.

Offshore drilling
In 2011 revenues amounted to euro 833 million, increasing by 11.1% from 2010 mainly due to the entry in full activity of the Saipem 10000 and Saipem 12000 drilling vessels and of the Perro Negro 8 jack up.
Orders acquired amounted to euro 780 million (euro 326 million in 2010). Among the main orders acquired were: (i) a 2-year extension for the use of the Saipem 10000 drilling vessel; (ii) a 2-year extension for the use of the Saipem 12000 the drilling vessel.

Onshore drilling
In 2011 revenues amounted to euro 724 million, increasing by 9.5% from 2010 mainly due to higher utilization of equipments in South America and entry in operation of new plants in Kazakhstan.
Orders acquired amounted to euro 588 million (euro 265 million in 2010. Among the main orders acquired were: (i) a contract for the lease of nine rigs, with a contract duration between one and three years, in Saudi Arabia; (ii) contracts for the lease of fourteen rigs in Peru, Colombia and Bolivia with a contract duration between four months and two years.

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Eni Annual Report / Operating review

Orders acquired	(euro million)	2009	2010	2011	Change	% Ch.
	9,917	12,935	12,505	(430)	(3.3)
Engineering & Construction Offshore	5,089	4,600	6,131	1,531	33.3
Engineering & Construction Onshore	3,665	7,744	5,006	(2,738)	(35.4)
Offshore drilling	585	326	780	454	139.3
Onshore drilling	578	265	588	323	121.9
of which:
- Eni	3,147	962	822	(140)	(14.6)
- Third parties	6,770	11,973	11,683	(290)	(2.4)
of which:
- Italy	2,081	825	1,116	291	35.3
- Outside Italy	7,836	12,110	11,389	(721)	(6.0)

Order backlog	(euro million)	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Change	% Ch.
	18,730	20,505	20,417	(88)	(0.4)
Engineering & Construction Offshore	5,430	5,544	6,600	1,056	19.0
Engineering & Construction Onshore	8,035	10,543	9,604	(939)	(8.9)
Offshore drilling	3,778	3,354	3,301	(53)	(1.6)
Onshore drilling	1,487	1,064	912	(152)	(14.3)
of which:
- Eni	4,103	3,349	2,883	(466)	(13.9)
- Third parties	14,627	17,156	17,534	378	2.2
of which:
- Italy	1,341	1,310	1,816	506	38.6
- Outside Italy	17,389	19,195	18,601	(594)	(3.1)

Capital expenditure

Capital expenditure of the Engineering & Construction segment amounted to euro 1,090 million mainly regarded: (i) construction of a new pipelayer, the ultra-deep Field Development Ship FDS2, activities for the conversion of a tanker into an FPSO and the construction of a new fabrication yard in Indonesia;	(ii) activities for the completion of Saipem 12000, a new ultra deep water drilling ship, construction of the Scarabeo 8 and 9 semi-submersible rigs and of the Perro Negro 6 jack-up; (iii) realization/development of operating structures in the onshore drilling business unit.

Capital expenditure	(euro million)	2009	2010	2011	Change	% Ch.
Engineering & Construction Offshore	691	706	400	(306)	(43.3)
Engineering & Construction Onshore	19	11	45	34	..
Offshore drilling	706	559	507	(52)	(9.3)
Onshore drilling	188	253	121	(132)	(52.2)
Other expenditure	26	23	17	(6)	(26.1)
	1,630	1,552	1,090	(462)	(29.8)

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Profit and loss account

2009		(euro million)	2010	2011	Change	% Ch.
83,227	Net sales from operations		98,523	109,589	11,066	11.2
1,118	Other income and revenues		956	933	(23)	(2.4)
(62,532)	Operating expenses		(73,920)	(83,940)	(10,020)	(13.6)
(250)	of which non-recurring items		246	(69)
55	Other operating income (expense)		131	171	40	30.5
(9,813)	Depreciation, depletion, amortization and impairments		(9,579)	(9,318)	261	2.7
12,055	Operating profit		16,111	17,435	1,324	8.2
(551)	Finance income (expense)		(727)	(1,129)	(402)	(55.3)
569	Net income from investments		1,156	2,171	1,015	87.8
12,073	Profit before income taxes		16,540	18,477	1,937	11.7
(6,756)	Income taxes		(9,157)	(10,674)	(1,517)	(16.6)
56.0	Tax rate	(%)	55.4	57.8	2.4
5,317	Net profit		7,383	7,803	420	5.7
	of which attributable to:
4,367	- Eni’s shareholders		6,318	6,860	542	8.6
950	- Non-controlling interest		1,065	943	(122)	(11.5)

Net profit
In 2011 net profit attributable to Eni’s shareholders was euro 6,860 million, an increase of euro 542 million from 2010, or 8.6%. This increase was driven by an improved operating performance (up euro 1,324 million, or 8.2%) reported by the Exploration & Production Division which was boosted by higher oil prices and reflected lower extraordinary charges which were down by approximately euro 1 billion year-on-year. These positives were partly offset by lower results incurred by the downstream businesses. Also the Group net profit was boosted by a gain of euro 1,044 million recorded on the	divestment of Eni’s interests in the international pipelines which transports gas from Northern Europe and Russia.
These positives were partly offset by higher net finance charges (down euro 402 million) and by higher income taxes (down euro 1,517 million) due to an increased Group tax rate which was up by 2.4 percentage points and an adjustment to deferred taxation amounting to euro 573 million due to the revision of the tax rate applicable to a Production Sharing Agreement (PSA) in the Exploration & Production Division.

Adjusted net profit

2009		(euro million)	2010	2011	Change	% Ch.
4,367	Net profit attributable to Eni’s shareholders		6,318	6,860	542	8.6
(191)	Exclusion of inventory holding (gains) losses		(610)	(724)
1,031	Exclusion of special items		1,161	833
	of which:
250	- non-recurring items		(246)	69
781	- other special items		1,407	764
5,207	Adjusted net profit attributable to Eni’s shareholders (a)		6,869	6,969	100	1.5
i	i	i
(a)	i	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Eni Annual Report / Financial review and other information

Adjusted net profit attributable to Eni’s shareholders amounted to euro 6,969 million, an increase of euro 100 million from 2010, or 1.5%. Adjusted net profit was calculated by excluding an inventory holding profit of euro 724 million and net special charges of euro 833 million, thus totaling to a positive adjustment of euro 109 million.

Special charges of the operating profit mainly related to:
(i) impairment losses of euro 1,022 million, which were recorded to write down the book values of certain tangible and intangible assets to their lower value-in-use mainly in the refining and gas marketing businesses. In performing the impairment review, management assumed a reduced profitability outlook in these businesses driven by a deteriorating macroeconomic environment, volatility of commodity prices, and rising competitive pressures. Other impairment losses regarded a number of oil&gas properties in the Exploration & Production Division reflecting a changed pricing environment and downward reserve revisions, as well as a marginal line of business in the Petrochemical segment due to lack of profitability perspectives;

(ii) provisions for redundancy incentives (euro 209 million), including a liability which was taken in connection with the 2010-2011 personnel mobility program in Italy to reflect changed pension requirements as per Law Decree No. 201 of December 2011;
(iii) environmental and other provisions amounting to euro 274 million.

Special items in net profit included: (i) an impairment loss (euro 157 million) of an interest in a refinery plant in Eastern Europe reflecting a reduced profitability outlook; (ii) a deferred tax provision of euro 552 million following changes in the tax rate applicable to a Production Sharing Agreement, including an adjustment to the deferred taxation which was recognized as part of a business combination when the mineral interest was acquired by Eni; (iii) gains on the divestment of interests in the international gas transport pipelines (euro 1,044 million).

The breakdown of adjusted net profit by Division is shown in the table below:

2009		(euro million)	2010	2011	Change	% Ch.
3,878	Exploration & Production		5,600	6,866	1,266	22.6
2,916	Gas & Power		2,558	1,541	(1,017)	(39.8)
(197)	Refining & Marketing		(49)	(262)	(213)	..
(340)	Petrochemicals		(85)	(208)	(123)	..
892	Engineering & Construction		994	1,098	104	10.5
(245)	Other activities		(216)	(225)	(9)	(4.2)
(744)	Corporate and financial companies		(699)	(787)	(88)	(12.6)
(3)	Impact of unrealized intragroup profit elimination (a)		(169)	(111)	58
6,157	Adjusted net profit		7,934	7,912	(22)	(0.3)
	of which attributable to:
950	- Non-controlling interest		1,065	943	(122)	(11.5)
5,207	- Eni’s shareholders		6,869	6,969	100	1.5
i	i	i
(a)	i	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

The increase in the Group adjusted net profit reflected a higher adjusted net profit mainly reported by the Exploration & Production and Engineering & Construction Divisions. The Gas & Power, Refining & Marketing and Petrochemical Divisions each reported lower results:
- the Exploration & Production Division improved the adjusted net result (up euro 1,266 million, or 22.6%) driven by a better operating performance (up euro 2,193 million, or 15.8%), reflecting higher oil and gas realizations in dollar terms (up 40.3% and 7.7%, respectively). This trend was strong enough to fully absorb a reduced operating profit from the Libyan activities. In addition, in the last part of the year the Company made a big progress to put production back online and restart gas exportation, which helped to reduce the impact of force majeure declared during the peak of the Libyan crisis, and terminated on December 20, 2011. Full year results were impacted by the negative effect of the appreciation of the euro against the dollar (up 4.9%, for an overall impact of approximately euro 490 million);	- the Engineering & Construction business (up euro 104 million; or 10.5%) improved the operating performance (up euro 117 million; or 8.8%) owing to revenue growth and higher profitability of acquired orders;
- the Gas & Power Division reported a lower adjusted operating profit, down by euro 1,017 million, or 39.8% due to decline of euro 1,173 million, or 37.6%, in adjusted operating profit. The decrease was caused by the Marketing business which incurred an operating loss of euro 550 million, reversing prior-year profit of euro 733 million. The marketing performance was negatively impacted by weak demand and mounting competitive pressure fuelled by oversupply which squeezed selling margins and reduced volumes opportunities. The performance was also impacted by the disruption in the Libyan gas availability which affected both the supply mix and sales to shippers which import Libyan gas to Italy, as well as by unfavorable trends in energy parameters and exchange rates, unusual winter weather and a tariff freeze in certain European Countries. Furthermore, the results reflected

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Eni Annual Report / Financial review and other information

only a part of the benefits associated with the renegotiations of the supply contracts, certain of which have been finalized after December 31, 2011, delaying the recognition of the associated economic effects. In 2011, the negative performance of the Marketing business was partly offset by steady results recorded by the International transport activity and Regulated businesses in Italy;
- the Refining & Marketing Division reported sharply lower adjusted operating losses (from minus euro 49 million in 2010 to minus euro 262 million in 2011). This decrease reflected negative trends in the refining trading environment featured by depressed margins and poor demand for fuels due to weak underlying fundamentals. Management pursued initiatives intended to boost efficiency and optimize refinery cycles in order to cope with a challenging trading environment;
- the Petrochemical Division reported deeper operating losses (from minus euro 85 million in 2010 to minus euro 208 million in 2011). These trends were negatively impacted by falling product margins, with the cracker margin severely hit by higher supply costs of oil-based	feedstock which were not recovered in sales prices on end markets, and a substantial decrease in demand due to expectations for a reduction in prices of petrochemical commodities.

In 2011, Eni’s results were achieved on the back of stronger oil and gas realizations (up by 30% on average) with a 40% increase of the price of Brent crude benchmark compared to 2010. Refining margins remained at unprofitable levels (the marker Brent margin was $2.06 per barrel; down 22.6% from 2010) due to high feedstock costs which were only partially transferred to prices at the pump. Eni’s margins decreased due to narrowing light-heavy crude differentials in the Mediterranean area dragging down the profitability of Eni’s high conversion refineries. In Europe, gas spot prices increased by 37.7% compared with the depressed levels registered in 2010. This positive trend was not reflected in Eni’s gas sale margins due to higher oil-linked supply costs and rising competitive pressure. Results were also affected by the appreciation of the euro vs. the US dollar (up 4.9%).

2009	(euro million)	2010	2011	% Ch.
61.51	Average price of Brent dated crude oil (a)	79.47	111.27	40.0
1.393	Average EUR/USD exchange rate (b)	1.327	1.392	4.9
44.16	Average price in euro of Brent dated crude oil	59.89	79.94	33.5
3.13	Average European refining margin (c)	2.66	2.06	(22.6)
3.56	Average European refining margin Brent/Ural (c)	3.47	2.90	(16.4)
2.25	Average European refining margin in euro	2.00	1.48	(26.0)
4.78	Price of NBP gas (d)	6.56	9.03	37.7
1.2	Euribor - three-month euro rate (%)	0.8	1.4	75.0
0.7	Libor - three-month dollar rate (%)	0.3	0.3

(a)	In USD dollars per barrel. Source: Platt’s.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s data.
(d)	In USD per million BTU.

Analysis of Profit and Loss Account Items

Net sales from operations

2009		(euro million)	2010	2011	Change	% Ch.
23,801	Exploration & Production		29,497	29,121	(376)	(1.3)
30,447	Gas & Power		29,576	34,731	5,155	17.4
31,769	Refining & Marketing		43,190	51,219	8,029	18.6
4,203	Petrochemicals		6,141	6,491	350	5.7
9,664	Engineering & Construction		10,581	11,834	1,253	11.8
88	Other activities		105	85	(20)	(19.0)
1,280	Corporate and financial companies		1,386	1,365	(21)	(1.5)
(66)	Impact of unrealized intragroup profit elimination		100	(54)	(154)
(17,959)	Consolidation adjustment		(22,053)	(25,203)	(3,150)
83,227			98,523	109,589	11,066	11.2

In 2011, Eni’s net sales from operations (euro 109,589 million) increased by euro 11,066 million from 2010 (up 11.2%) primarily reflecting higher realizations on oil, products and natural gas in dollar terms.	Revenues generated by the Exploration & Production Division (euro 29,121 million) were down by euro 376 million (down 1.3%) due to lower production volumes in Libya partly offset by higher realizations in dollar terms (oil up 40.3%; natural gas up 7.7%).

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Eni Annual Report / Financial review and other information

Eni’s average liquid realizations decreased by 1.50 $/bbl to 102.11 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 9 mmbbl in 2011 (for further details see the disclosure on adjusted net profit of the Exploration & Production Division).

Revenues generated by the Gas & Power Division (euro 34.731 million) increased by euro 5.155 million (up 17.4%) due to higher spot and oil-linked gas prices which are reflected in Eni’s revenues and increased volumes sold in Italy (up 0.39 bcm, or 1.1%) and in the key European markets (up 3.66 bcm, or 7.9%).

Revenues generated by the Refining & Marketing Division (euro 51,219 million) increased by euro 8,029 million (up 18.6%) mainly reflecting higher average selling prices of refined products partly offset by lower sales (down by 1.78 mmtonnes, or 3.8%).

Revenues generated by the Petrochemical Division (euro 6,491 million) increased by euro 350 million (up 5.7%) due to an average 20% increase in prices of petrochemicals commodities which were partly offset by a decline in volumes sold (down 15%, in particular polyethylene) due to weak demand.

Revenues generated by the Engineering & Construction business (euro 11,834 million) increased by euro 1,253 million, or 11.8%, from 2010, as a result of increased activities in the onshore and offshore Engineering & Construction businesses.

Operating expenses

2009		(euro million)	2010	2011	Change	% Ch.
58,351	Purchases, services and other		69,135	79,191	10,056	14.5
	of which:
250	- non-recurring items		(246)	69
537	- other special items		1,291	275
4,181	Payroll and related costs		4,785	4,749	(36)	(0.8)
	of which:
134	- provision for redundancy incentives		423	209
62,532			73,920	83,940	10,020	13.6

Operating expenses (euro 83,940 million) increased by euro 10,020 million from 2010, up 13.6%.

Purchases, services and other costs (euro 79,191 million) increased by euro 10,056 million (up 14.5%) due to the higher supply costs of purchased oil, gas and petrochemical feedstocks reflecting trends in the energy trading environment. Purchases, services and other costs included special charges for an overall amount of euro 344 million mainly referring to special charges of euro 274 million relating environmental and other risk provisions, and a provision of euro 69 million relating an antitrust proceeding in the area of elastomers based on a recent decision of the European Court of Justice described in detail in the paragraph "Guarantees, commitments and risks - Legal proceedings" in the Notes to the Consolidated Financial Statements. In 2010, special charges for an overall amount of euro 1,291 million mainly referred to environmental provision related to a proposal for a global transaction on certain environmental issues (euro 1,109 million) filed with the Italian

Ministry for the Environment and other provisions. Non recurring gains amounting to euro 246 million related to the favorable outcome of an antitrust proceeding in the Gas & Power Division (euro 270 million), partly offset by the payment of a sanction amounting to $30 million following the transaction with the Nigerian Government in relation with the investigation related to the TSKJ consortium.

Payroll and related costs (euro 4,749 million) were substantially in line with the previous year (down by 0.8%). Higher unit labor cost in Italy and outside Italy (mitigated by the positive impact of exchange rates), and an increased average number of employees outside Italy (following higher activity levels in the Engineering & Construction business), were partly offset by a reduction in the average number of employees in Italy and a lowered provision for redundancy incentives, as 2010 results included a liability which was taken in connection with the 2010-2011 personnel mobility program in Italy as per Law No. 223/1991.

Depreciation, depletion, amortization and impairments

2009		(euro million)	2010	2011	Change	% Ch.
6,789	Exploration & Production		6,928	6,251	(677)	(9.8)
981	Gas & Power		963	955	(8)	(0.8)
408	Refining & Marketing		333	351	18	5.4
83	Petrochemicals		83	90	7	8.4
433	Engineering & Construction		513	596	83	16.2
2	Other activities		2	2
83	Corporate and financial companies		79	75	(4)	(5.1)
(17)	Impact of unrealized intragroup profit elimination		(20)	(23)	(3)
8,762	Total depreciation, depletion and amortization		8,881	8,297	(584)	(6.6)
1,051	Impairments		698	1,021	323	46.3
9,813			9,579	9,318	(261)	(2.7)

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Eni Annual Report / Financial review and other information

Depreciation, depletion and amortization (euro 8,297 million) decreased by euro 584 million from 2010 (down 6.6%) mainly in the Exploration & Production Division (down by euro 677 million, or 9.8%), due to lower production in Libya and the negative impact of the appreciation of the euro over the dollar (up 4.9%). The increase recorded in the Engineering & Construction business (up euro 83 million, or 16.2%) was due to vessels and rigs fleet brought into operation.	Impairment charges of euro 1,021 million mainly regarded impairment losses of refining plants, the goodwill allocated to the European Market cash generating unit in the Gas & Power Division, oil&gas properties in the Exploration & Production, as well as marginal lines of business in the Petrochemical segment.
The breakdown of impairment charges by Division is shown in the table below:

2009		(euro million)	2010	2011	Change	% Ch.
576	Exploration & Production		123	189	66	53.7
	Gas & Power		436	145	(291)	(66.7)
346	Refining & Marketing		76	488	412	..
121	Petrochemicals		52	160	108	..
2	Engineering & Construction		3	35	32	..
6	Other activities		8	4	(4)	(50.0)
1,051			698	1,021	323	46.3

Operating profit
The breakdown of the reported operating profit by Division is provided below:

2009		(euro million)	2010	2011	Change	% Ch.
9,120	Exploration & Production		13,866	15,887	2,021	14.6
3,687	Gas & Power		2,896	1,758	(1,138)	(39.3)
(102)	Refining & Marketing		149	(273)	(422)	..
(675)	Petrochemicals		(86)	(424)	(338)	..
881	Engineering & Construction		1,302	1,422	120	9.2
(436)	Other activities		(1,384)	(427)	957	69.1
(420)	Corporate and financial companies		(361)	(319)	42	11.6
	Impact of unrealized intragroup profit elimination		(271)	(189)	82
12,055	Operating profit		16,111	17,435	1,324	8.2

Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

2009		(euro million)	2010	2011	Change	% Ch.
12,055	Operating profit		16,111	17,435	1,324	8.2
(345)	Exclusion of inventory holding (gains) losses		(881)	(1,113)
1,412	Exclusion of special items		2,074	1,652
	of which:
250	- non-recurring items		(246)	69
1,162	- other special items		2,320	1,583
13,122	Adjusted operating profit		17,304	17,974	670	3.9
	Breakdown by Division:
9,484	Exploration & Production		13,884	16,077	2,193	15.8
3,901	Gas & Power		3,119	1,946	(1,173)	(37.6)
(357)	Refining & Marketing		(171)	(535)	(364)	..
(426)	Petrochemicals		(113)	(276)	(163)	..
1,120	Engineering & Construction		1,326	1,443	117	8.8
(258)	Other activities		(205)	(226)	(21)	(10.2)
(342)	Corporate and financial companies		(265)	(266)	(1)	(0.4)
	Impact of unrealized intragroup profit elimination		(271)	(189)	82
13,122			17,304	17,974	670	3.9

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In 2011, Eni’s adjusted operating profit amounted to euro 17,974 million, an increase of euro 670 million from 2010 (up 3.9%). Adjusted operating profit is calculated by excluding an inventory holding profit of euro 1,113 million and special charges of euro 1,652 million. The increase was mainly due to an improved operating performance recorded by the following Divisions:
- Exploration & Production (up euro 2,193 million, or 15.8%) driven by higher oil and gas realizations in dollar terms (oil up 40.3% and natural gas up 7.7%), which more than offset the lower operating results associated with the disruption in the Libyan output. Operating results were also affected by the negative impact of the appreciation of the euro vs. the US dollar (with an overall impact of euro 490 million);
- Engineering & Construction (up euro 117 million or 8.8%) driven by revenue gains and higher profitability of works executed.

These increases were partly offset by lower operating profit reported by the:
- Gas & Power Division, down euro 1,173 million, or 37.6%, from 2010. The main driver of this reduction was a poor performance of the Marketing activity which reported a loss of euro 550 million compared to a profit of euro 733 million in 2010. The Marketing loss reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which have been finalized after December 31, 2011, delaying the recognition of the associated economic effects. The Marketing performance was negatively impacted by weak demand and mounting competitive pressures, as well as by the disruption occurred in the Libyan gas. These negatives were partly offset by the better operating performance of the increased result of the International Transport business (up by 12%) and the Regulated Businesses in Italy (up by 3.4%);
- Refining & Marketing Division with widening adjusted operating losses (from minus euro 171 million in 2010, to minus euro 535 million in 2011) driven by sharply lower refining margins and a weak demand for fuels against the backdrop of the economic downturn;
- Petrochemical Division (down by euro 163 million) due to lower unit margins and weaker sale volumes due to the economic downturn particularly in the last part of the year.

Finance income (expense)

2009	(euro million)	2010	2011	Change
(673)	Finance income (expense) related to net borrowings	(727)	(881)	(154)
(753)	- Finance expense on short and long-term debt	(766)	(922)	(156)
33	- Net interest due to banks	18	22	4
47	- Net income from receivables and securities for non-financing operating activities	21	19	(2)
(4)	Income (expense) on derivatives	(131)	(112)	19
40	- Derivatives on exchange rate	(111)	29	140
(52)	- Derivatives on interest rate	(39)	(141)	(102)
8	- Derivatives on securities	19		(19)
(106)	Exchange differences, net	92	(111)	(203)
9	Other finance income (expense)	(148)	(174)	(26)
163	- Income from equity instruments
43	- Net income from receivables and securities for financing operating activities and interest on tax credits	75	77	2
(218)	- Finance expense due to the passage of time (accretion discount)	(251)	(247)	4
21	- Other	28	(4)	(32)
(774)		(914)	(1,278)	(364)
223	Finance expense capitalized	187	149	(38)
(551)		(727)	(1,129)	(402)

In 2011, net finance expense increased by euro 402 million from 2010 to euro 1,129 million, due to higher finance charges (down by euro 154 million) driven by the increased level of average net borrowings and higher costs of borrowing driven by movements in both key market benchmarks and spreads to the Company, particularly on euro-denominated loans (the Euribor rate was up by 0.6 percentage points). Higher losses were recognized in connection with fair value evaluation through profit and loss of	certain derivative instruments on interest rates (down by euro 102 million) which did not meet all formal criteria to be designated as hedges under IFRS.
Lower negative exchange differences net (down by euro 203 million) were partly offset by gains on exchange rate derivatives (up euro 140 million, from a loss of euro 111 million to a gain of euro 29 million) recognized through profit and loss as lacking the formal criteria for hedge accounting.

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Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

2011	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group
Share of gains (losses) from equity-accounted investments	119	276	100	95	(46)	544
Dividends	491	99	69			659
Gains on disposal	(2)	1,112	11	2	2	1,125
Other income (expense), net	8	(3)	(163)		1	(157)
	616	1,484	17	97	(43)	2,171

In 2011, net income from investments amounted to euro 2,171 million and related to: (i) Eni’s share of profit of entities accounted for with the equity method (euro 544 million), mainly in the Gas & Power and Exploration & Production Divisions; (ii) dividends received by entities accounted for at cost (euro 659 million), in particular relating to Nigeria LNG Ltd; (iii) gains on disposal of assets (euro 1,125 million) mainly	related to a gain of euro 1,044 million recorded on the divestment of Eni’s interests in the international pipelines which transport gas from Northern Europe and Russia and in Gas Brasiliano Distribuidora (euro 50 million); (iv) the impairment of an interest in a refining project in Eastern Europe (euro 157 million). The table below sets forth a breakdown of net income/loss from investments for 2011:

2009	(euro million)	2010	2011	Change
393	Share of gains (losses) from equity-accounted investments	537	544	7
164	Dividends	264	659	395
16	Gains on disposal	332	1,125	793
(4)	Other income (expense), net	23	(157)	(180)
569		1,156	2,171	1,015

The increase of euro 1,015 million from 2010 related to net gains on disposal of assets and higher profit and dividends from equity	or cost-accounted entities in the Gas & Power and Exploration & Production Division.

Income taxes

2009	(euro million)	2010	2011	Change
	Profit before income taxes
2,403	Italy	1,582	1,391	(191)
9,670	Outside Italy	14,958	17,086	2,128
12,073		16,540	18,477	1,937
	Income taxes
1,190	Italy	841	998	157
5,566	Outside Italy	8,316	9,676	1,360
6,756		9,157	10,674	1,517
	Tax rate (%)
49.5	Italy	53.2	71.7	18.5
57.6	Outside Italy	55.6	56.6	1.0
56.0		55.4	57.8	2.4

In 2011, income taxes were euro 10,674 million, up euro 1,517 million, or 16.7% from 2010, mainly reflecting higher income taxes currently payable by subsidiaries in the Exploration & Production Division operating outside Italy due to higher taxable profit.
The reported tax rate increased by 2.4 percentage points due to: (i) the recognition of higher deferred taxes (euro 573 million) due to a changed tax rate applicable to a Production Sharing	Agreement, including an adjustment to deferred taxation which was recognized upon allocation of the purchase price as part of a business combination when the mineral interest was acquired by Eni; (ii) higher income taxes currently payable (euro 221 million) following enactment of new tax provisions for Italian subsidiaries as per Law No. 148 of September 2011, converting the Law Decree No. 138/2011. This Law increased the Italian windfall

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tax levied on energy companies (the so-called Robin Tax) by 4 percentage points to 10.5% and enlarged its scope to include gas transport and distribution companies. These negatives were partly offset by the aforementioned gains on international transport interests (euro 1,044 million) which were non-taxable items, as well as lower non-deductible tax charges (in particular impairment of goodwill).
Adjusted tax rate, calculated as ratio of income taxes to net profit	before taxes on an adjusted basis, was 56.2%, increasing from 2010 (54.4% in 2010), reflecting the higher percentage of taxable profit reported by the Exploration & Production Division.

Non-controlling interest
In 2011, non-controlling interest’s share of profit was euro 943 million and mainly related to Saipem SpA (euro 552 million) and Snam Rete Gas SpA (euro 385 million).

Divisional performance1

Exploration & Production

2009		(euro million)	2010	2011	Change	% Ch.
9,120	Operating profit		13,866	15,887	2,021	14.6
364	Exclusion of special items:		18	190
618	- asset impairments		127	190
	- environmental charges		30
(270)	- gains on disposal of assets		(241)	(63)
31	- provision for redundancy incentives		97	44
(15)	- re-measurement gains/losses on commodity derivatives			1
	- other		5	18
9,484	Adjusted operating profit		13,884	16,077	2,193	15.8
(23)	Net finance income (expense) (a)		(205)	(231)	(26)
243	Net income (expense) from investments (a)		274	624	350
(5,826)	Income taxes (a)		(8,353)	(9,604)	(1,251)
60.0	Tax rate	(%)	59.9	58.3	(1.6)
3,878	Adjusted net profit		5,600	6,866	1,266	22.6
	Results also include:
7,365	- amortization and depreciation		7,051	6,440	(611)	(8.7)
	of which:
1,551	exploration expenditure		1,199	1,165	(34)	(2.8)
1,264	- amortization of exploratory drilling expenditure and other		802	820	18	2.2
287	- amortization of geological and geophysical exploration expenses		397	345	(52)	(13.1)
	Average realizations
56.95	Liquids (b)	($/bbl)	72.76	102.11	29.35	40.3
5.62	Natural gas	($/mmcf)	6.02	6.48	0.46	7.7
46.90	Total hydrocarbons	($/boe)	55.60	72.26	16.66	30.0
i	i	i
(a)	i	Excluding special items.
(b)	i	Includes condensates.

Adjusted operating profit for 2011 was euro 16,077 million, representing an increase of euro 2,193 million from 2010, up 15.8%, driven by higher oil and gas realizations in dollar terms (oil up 40.3% and natural gas up 7.7%), partly offset by the impact associated with the disruptions in the Libyan output occurred in 2011 and by the appreciation of the euro versus the dollar (approximately euro 490 million).

Special charges excluded from adjusted operating profit amounted to euro 190 million and related to impairment charges of oil and gas properties, reflecting a reduced outlook for prices and downward reserve revisions, provisions for redundancy incentives, as well as losses on fair value evaluation of certain derivatives embedded in the pricing formulas of long-term gas supply agreements, and gains on disposal of non-strategic assets.
Special charges in net profit included an adjustment to deferred taxation of euro 552 million, following changes in tax rate applicable to a production sharing agreement (PSA).
In 2011 liquids and gas realizations increased on average

(1)	i	For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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by 30% in dollar terms, driven by higher oil prices for market benchmarks (Brent crude price increased by 40%).
In 2011, Eni’s average liquids realizations decreased by 1.50 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 9 mmbbl in 2011. This was the last deal of a multi-year derivative transaction the Company entered into in order to hedge exposure to the variability in cash flows on the sale of a portion	of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period.
Eni’s average gas realizations increased at a slower pace (up 7.7%), due to time lags in oil-linked pricing formulae and weak spot prices in some areas (in particular the USA).
Liquids realizations and the impact of commodity derivatives were as follows:

Liquids	(mmbbl)	2010	2011
Sale volumes		357.1	297.4
Sale volumes hedged by derivatives (cash flow hedge)		28.5	9.0
Total price per barrel, excluding derivatives	($/bl)	74.09	103.61
Realized gains (losses) on derivatives		(1.33)	(1.50)
Total average price per barrel		72.76	102.11

Gas & Power

2009		(euro million)	2010	2011	Change	% Ch.
3,687	Operating profit		2,896	1,758	(1,138)	(39.3)
326	Exclusion of inventory holding (gains) losses		(117)	(166)
(112)	Exclusion of special items:		340	354
	of which:
	Non-recurring items		(270)
(112)	Other special items:		610	354
19	- environmental provisions		25	10
27	- asset impairments		436	145
(6)	- gains on disposals of assets		4	(4)
115	- risk provision		78	77
25	- provision for redundancy incentives		75	40
(292)	- re-measurement gains/losses on commodity derivatives		30	45
	- other		(38)	41
3,901	Adjusted operating profit		3,119	1,946	(1,173)	(37.6)
1,721	Marketing		733	(550)	(1,283)	..
1,796	Regulated businesses in Italy		2,043	2,112	69	3.4
384	International transport		343	384	41	12.0
(15)	Net finance income (expense) (a)		19	33	14
332	Net income (expense) from investments (a)		406	407	1
(1,302)	Income taxes (a)		(986)	(845)	141
30.9	Tax rate	(%)	27.8	35.4	7.6
2,916	Adjusted net profit		2,558	1,541	(1,017)	(39.8)
i	i	i
(a)	i	Excluding special items.

In 2011, the Gas & Power Division reported sharply lower adjusted operating profit down by euro 1,173 million from 2010 or 37.6%, to euro 1,946 million. The decrease was due to a loss incurred by the Marketing business to minus euro 550 million, compared to the prior-year profit of euro 733 million. This negative was only partly offset by positive results of the International Transport and the Regulated businesses in Italy. The loss of the Marketing business reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which have been finalized after December 31, 2011, necessarily delaying the recognition of the	associated economic effects. In addition, the Marketing business result did not take into account a gain of euro 44 million on certain commodity derivatives contracts which might be associated with sales of gas and electricity of the period (just as 2010 did not take account of a gain of euro 116 million relating to sales of the period). These derivatives did not meet the formal criteria to be designated as hedges under IFRS and treated in accordance with hedge accounting; therefore gains or losses associated with those derivatives cannot be brought forward to the reporting periods when the associated sales occur. However, in assessing the

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underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted, which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see below). The EBITDA pro-forma adjusted also includes Eni’s share of results of associates and confirms the magnitude of the decline of the business reflecting underlying business trends.

Special charges excluded from operating profit amounted to euro 354 million and mainly related to: (i) an impairment loss (euro 145 million) mainly recognized on the goodwill allocated to the European Market cash generating unit. In performing the impairment review of this business, management revised downwardly the profitability expectations driven by continuing margin pressure and declining sales opportunities against the backdrop of weak fundamentals; (ii) a loss on fair value evaluation of certain commodity derivatives (euro 45 million), which did not meet the formal criteria for hedge accounting; (iii) risk provisions (euro 77 million); and (iv) provisions for redundancy incentives (euro 40 million).

Marketing
In 2011, the Marketing business incurred an adjusted operating loss of euro 550 million, reversing the prior-year’s profit of euro 733 million. The loss reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which have been finalized after December 31, 2011, necessarily delaying the recognition of the associated economic effects.
The Marketing loss was driven by a recessionary environment and escalating competitive pressure fuelled by oversupplies in the marketplace. These trends explained the huge contraction reported in selling margins and heavy volume losses, particularly in Belgium.
In addition losses were related to: (i) the disruption in the supplies of Libyan gas, which negatively impacted both the supply mix, and sales to shippers; (ii) an unfavorable scenario for energy parameters and exchange rates and unusual weather conditions; (iii) a tariff freeze in certain European Countries.
These negatives were partly offset by the benefits associated with the renegotiation of a number of long-term supply contracts and supply optimization measures.
Performance for the year included a gain of euro 53 million recorded on certain commodity derivatives that the Company entered into to optimize economic margins.

Regulated businesses in Italy
In 2011, these businesses reported an adjusted operating profit of euro 2,112 million, up euro 69 million, or 3.4%. The Transport business results (down euro 25 million from 2010) reflected lower volumes transported. The Distribution business reported improved results (up euro 62 million), driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges. Also the Storage business reported an increase in adjusted operating profit (up euro 32 million), reflecting slightly higher volumes handled in storage fields.

International Transport
In 2011, this business reported an adjusted operating profit of euro 384 million representing an increase of euro 41 million from 2010, or 12%, mainly due to the circumstance that results of 2010 were affected by the occurred accident at the Swiss line of the import pipeline from Northern Europe.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

2009		(euro million)	2010	2011	Change	% Ch.
4,403	Pro-forma EBITDA adjusted		3,853	2,565	(1,288)	(33.4)
2,392	Marketing		1,670	364	(1,306)	(78.2)
(133)	of which: +/(-) adjustment on commodity derivatives		116	44
1,345	Regulated businesses in Italy		1,486	1,535	49	3.3
666	International transport		697	666	(31)	(4.4)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. The EBITDA reported by Regulated businesses in Italy is included according to Eni’s share of equity in the parent company Snam SpA (55.53% as of December 31, 2011, which takes into account the amount of own shares held in treasury	by the subsidiary itself) due to its listed company status. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative

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measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial	analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

2009		(euro million)	2010	2011	Change	% Ch.
(102)	Operating profit		149	(273)	(422)	..
(792)	Exclusion of inventory holding (gains) losses		(659)	(907)
537	Exclusion of special items:		339	645
72	- environmental provisions		169	34
389	- asset impairments		76	488
(2)	- gains on disposal of assets		(16)	10
17	- risk provision		2	8
22	- provision for redundancy incentives		113	81
39	- re-measurement gains/losses on commodity derivatives		(10)	(3)
	- other		5	27
(357)	Adjusted operating profit		(171)	(535)	(364)	..
75	Net income (expenses) from investments (a)		92	99	7
85	Income taxes (a)		30	174	144
..	Tax rate	(%)	..	..	..
(197)	Adjusted net profit		(49)	(262)	(213)	..
i	i	i
(a)	i	Excluding special items.

In 2011, the Refining & Marketing Division reported sharply lower adjusted operating losses down to minus euro 535 million in 2011 from minus euro 171 million in 2010. The Division suffered from unprofitable refining margins due to rising costs for oil-based feedstock and energy utilities that could not be transferred to final prices pressured by weak demand and excess capacity in the Mediterranean basin. In addition, Eni’s complex refineries were hit by shrinking price differentials between light and heavy crudes which reduced the conversion premium. These negatives were offset in part by efficiency enhancement measures, the optimization of supply activities and lower throughputs at the weakest refineries.
The Marketing results albeit positive, declined due to lower retail and wholesale demand for gasoline and gasoil, and other products	destined to industries affected by the economic downturn and competitive pressure.
Special charges excluded from adjusted operating loss amounted to euro 645 million, and mainly related to impairment losses of refining plants due to the management’s medium-term forecast that points to continuing weak fundamentals and unprofitable margins resulting in the projection of lower future cash flows.
Other special charges for the period related to the impairment of a distribution network in Europe, provisions for redundancy incentives and environmental charges. These considerations also led to the impairment of an interest in a refining project in Eastern Europe reported as special charge of net profit (euro 157 million).

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Petrochemicals

2009		(euro million)	2010	2011	Change	% Ch.
(675)	Operating profit		(86)	(424)	(338)	..
121	Exclusion of inventory holding (gains) losses		(105)	(40)	65
128	Exclusion of special items:		78	188
	of which:
	Non-recurring items			10
128	Other special items:		78	178
	- environmental provisions			1
121	- asset impairments		52	160
10	- provision for redundancy incentives		26	17
(3)	- re-measurement gains/losses on commodity derivatives
(426)	Adjusted operating profit		(113)	(276)	(163)	..
	Net income (expense) from investments (a)		1		(1)
86	Income taxes (a)		27	68	41
(340)	Adjusted net profit		(85)	(208)	(123)	..
i	i	i
(a)	i	Excluding special items.

In 2011, the Petrochemical Division reported a deeper adjusted operating loss of euro 276 million, down by euro 163 million from the year-ago loss of euro 113 million. This trend was negatively impacted by falling product margins, with the cracker margin severely hit by higher supply costs of oil-based feedstock which were not recovered in sales prices on end markets pressured by weak	demand for commodities. Also sale volumes were lower.
Special charges excluded from adjusted operating loss of euro 188 million related mainly to impairment of marginal business lines due to lack of profitability perspectives, as well as to provisions for redundancy incentives.
Adjusted net loss grew by euro 123 million to a loss of euro 208 million in 2011.

Engineering & Construction

2009		(euro million)	2010	2011	Change	% Ch.
881	Operating profit		1,302	1,422	120	9.2
239	Exclusion of special items:		24	21
	of which:
250	Non-recurring items		24
(11)	Other special items:			21
2	- asset impairments		3	35
3	- gains on disposal of assets		5	4
	- provision for redundancy incentives		14	10
(16)	- re-measurement gains/losses on commodity derivatives		(22)	(28)
1,120	Adjusted operating profit		1,326	1,443	117	8.8
	Net finance income (expense) (a)		33		(33)
49	Net income (expense) from investments (a)		10	95	85
(277)	Income taxes (a)		(375)	(440)	(65)
23.7	Tax rate	(%)	27.4	28.6	1.2
892	Adjusted net profit		994	1,098	104	10.5
i	i	i
(a)	i	Excluding special items.

The Engineering & Construction Division reported an adjusted operating profit increased by 8.8% (up by euro 117 million), to euro 1,443 million. This improvement was driven by revenue growth and higher profitability of acquired orders, primarily in the Engineering & Construction onshore and offshore businesses, reflecting higher level of activities in Middle East, Canada and Australia, and in the offshore drilling business due to the fully operation of the drillships	Saipem 10000 and 12000 and of the Perro Negro 8, which partly offset the negative impact of Scarabeo 5 planned maintenance.
Special charges excluded from adjusted operating profit amounted to euro 21 million and related mainly to impairment of equipment of the semi-submersible platform Scarabeo 8, provisions for redundancy incentives and to re-measurement gain on commodity derivatives.
Adjusted net profit was euro 1,098 million, up euro 104 million from 2010.

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Other activities (a)

2009		(euro million)	2010	2011	Change	% Ch.
(436)	Operating profit		(1,384)	(427)	957	..
178	Exclusion of special items:		1,179	201
	of which:
	Non-recurring items			59
178	Other special items:		1,179	142
207	- environmental provisions		1,145	141
5	- asset impairments		8	4
(2)	- gains on disposals of assets			(7)
(4)	- risk provision		7	9
8	- provisions for redundancy incentives		10	8
(36)	- other		9	(13)
(258)	Adjusted operating profit		(205)	(226)	(21)	(10.2)
12	Net financial income (expense) (b)		(9)	5	14
1	Net income (expense) from investments (b)		(2)	(3)	(1)
	Income taxes (b)			(1)
(245)	Adjusted net profit		(216)	(224)	(8)	(3.7)
i	i	i
(a)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.
(b)	i	Excluding special items.

Corporate and financial companies (a)

2009		(euro million)	2010	2011	Change	% Ch.
(420)	Operating profit		(361)	(319)	42	11.6
78	Exclusion of special items:		96	53
	- gains on disposal of assets			(1)
38	- provision for redundancy incentives		88	(6)
	- risk provision		8	9
40	- other			51
(342)	Adjusted operating profit		(265)	(266)	(1)	(0.4)
(525)	Net finance incomes (expenses) (b)		(530)	(932)	(402)
	Net income (expense) from investments (b)			1	1
123	Income taxes (b)		96	410	314
(744)	Adjusted net profit		(699)	(787)	(88)	(12.6)
i	i	i
(a)	i	From 2010 certain environmental provisions incurred by the Parent Company Eni SpA due to inter-company guarantees on behalf of Syndial have been reported within the segment reporting unit "Other Activities". Prior-year data have been reclassified to allow result comparability.
(b)	i	Excluding special items.

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Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition, gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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Eni Annual Report / Financial review and other information

2011

(euro million)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	15,887	1,758	(273)	(424)	1,422	(427)	(319)	(189)	17,435
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)					(1,113)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	190	354	645	178	21	142	53		1,583
- environmental charges		10	34	1		141			186
- asset impairments	190	145	488	160	35	4			1,022
- gains on disposal of assets	(63)	(4)	10		4	(7)	(1)		(61)
- risk provisions		77	8			9	(6)		88
- provision for redundancy incentives	44	40	81	17	10	8	9		209
- re-measurement gains/losses on commodity derivatives	1	45	(3)		(28)				15
- other	18	41	27			(13)	51		124

Special items of operating profit	190	354	645	188	21	201	53		1,652

Adjusted operating profit	16,077	1,946	(535)	(276)	1,443	(226)	(266)	(189)	17,974
Net finance (expense) income (a)	(231)	33				5	(932)		(1,125)
Net income from investments (a)	624	407	99		95	(3)	1		1,223
Income taxes (a)	(9,604)	(845)	174	68	(440)	(1)	410	78	(10,160)

Tax rate (%)	58.3	35.4	..		28.6				56.2
Adjusted net profit	6,866	1,541	(262)	(208)	1,098	(225)	(787)	(111)	7,912

of which attributable to:
- Non-controlling interest									943
- Eni’s shareholders									6,969

Reported net profit attributable to Eni’s shareholders									6,860

Exclusion of inventory holding (gains) losses (b)									(724)
Exclusion of special items:									833
- non-recurring charges									69
- other special (income) charges									764

Adjusted net profit attributable to Eni’s shareholders									6,969
i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 65 million related to equity-accounted entities.

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2010

(euro million)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
- environmental charges	30	25	169			1,145			1,369
- asset impairments	127	436	76	52	3	8			702
- gains on disposal of assets	(241)	4	(16)		5				(248)
- risk provisions		78	2			7	8		95
- provision for redundancy incentives	97	75	113	26	14	10	88		423
- re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
- other	5	(38)	5			9			(19)

Special items of operating profit	18	340	339	78	24	1,179	96		2,074

Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)

Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934

of which attributable to:
- Non-controlling interest									1,065
- Eni’s shareholders									6,869

Reported net profit attributable to Eni’s shareholders									6,318

Exclusion of inventory holding (gains) losses (b)									(610)
Exclusion of special items:									1,161
- non-recurring charges									(246)
- other special (income) charges									1,407

Adjusted net profit attributable to Eni’s shareholders									6,869
i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 51 million related to equity-accounted entities.

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2009

(euro million)	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
Reported operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)

Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	178	78		1,162
- environmental charges		19	72			207			298
- asset impairments	618	27	389	121	2	5			1,162
- gains on disposal of assets	(270)	(6)	(2)		3	(2)			(277)
- risk provisions		115	17			(4)			128
- provision for redundancy incentives	31	25	22	10		8	38		134
- re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
- other						(36)	40		4

Special items of operating profit	364	(112)	537	128	239	178	78		1,412

Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)

Tax rate (%)	60.0	30.9	..		23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157

of which attributable to:
- Non-controlling interest									950
- Eni’s shareholders									5,207

Reported net profit attributable to Eni’s shareholders									4,367

Exclusion of inventory holding (gains) losses (b)									(191)
Exclusion of special items:									1,031
- non-recurring charges									250
- other special (income) charges									781

Adjusted net profit attributable to Eni’s shareholders									5,207
i	i	i
(a)	i	Excluding special items.
(b)	i	Including euro 48 million related to equity-accounted entities.

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Breakdown of special items

2009	(euro million)	2010	2011
250	Non-recurring charges (income)	(246)	69
	of which:
250	- expected settlement of TSKJ proceeding
	- settlement/payments on antitrust and other Authorities proceedings	(246)	69
1,162	Other special charges (income):	2,320	1,583
1,162	- asset impairments	702	1,022
298	- environmental charges	1,369	186
(277)	- gains on disposal of assets	(248)	(61)
128	- risk provisions	95	88
134	- provision for redundancy incentives	423	209
(287)	- re-measurement gains/losses on commodity derivatives	(2)	15
4	- other	(19)	124
1,412	Special items of operating profit	2,074	1,652
	Net finance (income) expense	35	4
179	Net income from investments	(324)	(883)
	of which:
	- gains from disposal of assets	(332)	(1,122)
	- of which international transport assets		(1,044)
	- impairments	28	191
(560)	Income taxes	(624)	60
	of which:
72	impairment of deferred tax assets E&P
	deferred tax adjustment in a Production Sharing Agreement		552
(219)	re-allocation of tax impact on Eni SpA dividends and other special items	29	29
(413)	taxes on special items of operating profit	(653)	(521)
1,031	Total special items of net profit	1,161	833
Breakdown of impairment

2009	(euro million)	2010	2011	Change
996	Asset impairment	268	893	625
56	Goodwill impairment	430	152	(278)
(1)	Reversal		(24)
1,051	Sub total	698	1,021	323
111	Impairment of losses on receivables related to non-recurring activities	4	1	(3)
1,162	Impairments	702	1,022	320

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Eni Annual Report / Financial review and other information

Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess	Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2010	Dec. 31, 2011	Change
Fixed assets
Property, plant and equipment	67,404	73,578	6,174
Inventories - compulsory stock	2,024	2,433	409
Intangible assets	11,172	10,950	(222)
Equity-accounted investments and other investments	6,090	6,242	152
Receivables and securities held for operating purposes	1,743	1,740	(3)
Net payables related to capital expenditures	(970)	(1,576)	(606)
	87,463	93,367	5,904
Net working capital
Inventories	6,589	7,575	986
Trade receivables	17,221	17,709	488
Trade payables	(13,111)	(13,436)	(325)
Tax payables and provisions for net deferred tax liabilities	(2,684)	(3,503)	(819)
Provisions	(11,792)	(12,735)	(943)
Other current assets and liabilities	(1,286)	281	1,567
	(5,063)	(4,109)	954
Provisions for employee post-retirement benefits	(1,032)	(1,039)	(7)
Net assets held for sale including related net borrowings	479	206	(273)
CAPITAL EMPLOYED, NET	81,847	88,425	6,578
Eni shareholders’ equity	51,206	55,472	4,266
Non-controlling interest	4,522	4,921	399
	55,728	60,393	4,665
Net borrowings	26,119	28,032	1,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,847	88,425	6,578
i	i	i
(a)	i	For a reconciliation to the statutory balance sheet see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".

The Group’s balance sheet as of December 31, 2011 was impacted by a drop in the exchange rate of the euro versus the US dollar, which was down by 3.1% from December 31, 2010 (from 1.336 to 1.294 dollars per euro as of December 31, 2011). This trend increased net capital employed, net equity and net borrowings by euro 1,232 million, euro 1,031 million, and euro 201 million respectively, as a result of exchange rate translation differences.
The increase in total equity due to exchange differences together with net profit for the year helped absorb the increased level of net borrowings, reducing the Group leverage to 0.46 compared to the level of 0.47 as of December 31, 2010.

At December 31, 2011, net capital employed totaled euro 88,425 million, representing an increase of euro 6,578 million from December 31, 2010.

Fixed assets
Fixed assets amounted to euro 93,367 million, representing an increase of euro 5,904 million from December 31, 2010, reflecting exchange rate translation differences and capital expenditure incurred in the year (euro 13,438 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 9,318 million).

Net working capital
Net working capital amounted to a negative euro 4,109 million, recording an increase of euro 954 million. This was due to:
- increasing oil, gas and petroleum products inventories, driven by the impact of rising oil prices on inventories stated at the weighted average cost (up euro 986 million);
- the increase in the item "Other current asset and liabilities"

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Eni Annual Report / Financial review and other information

(up euro 1,567 million). This was due to: (i) the payments to the Company’s gas suppliers due to the take-or-pay position accrued, net of prepaid volumes of gas which were off-taken (euro 324 million); (ii) the reduction in other liabilities net (euro 352 million) related to certain cash flow hedges Eni entered to hedge exposure to variability in future cash flows deriving from the sale in the 2008-2011 period of Eni’s proved reserves corresponding to 125.7 mmbbl as the transaction was settled; (iii) higher balance of receivables vs. payables in respect to the Company’s joint-venture partners in the Exploration & Production segment (approximately euro 400 million);	- higher tax payables and net provisions for deferred tax liabilities accrued in the years of execution;
- higher risk provisions mainly accrued in connection with the recognition of obligations related to asset retirement and dismantlement, and well plugging in the Exploration & Production Division.

Net assets held for sale including related liabilities
(euro 206 million) mainly related to non-strategic assets of the Exploration & Production Division.

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Eni Annual Report / Financial review and other information

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 38%. The capital invested, as of the period end, used for the calculation of	net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as a ratio of adjusted net profit to net average capital invested pertaining to each Division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the Division specific tax rate).

2011	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group
Adjusted net profit		6,866	1,541	(262)	7,912
Exclusion of after-tax finance expense/interest income		-	-	-	454
Adjusted net profit unlevered		6,866	1,541	(262)	8,366
Adjusted capital employed, net:
- at the beginning of period		37,646	27,346	8,321	81,847
- at the end of period		42,024	27,660	8,600	87,701
Adjusted average capital employed, net		39,835	27,503	8,461	84,774
Adjusted ROACE (%)		17.2	5.6	(3.1)	9.9

2010	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group
Adjusted net profit		5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income		-	-	-	337
Adjusted net profit unlevered		5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period		32,455	24,754	8,105	73,106
- at the end of period		37,646	27,270	7,859	81,237
Adjusted average capital employed, net		35,051	26,012	7,982	77,172
Adjusted ROACE (%)		16.0	9.8	(0.6)	10.7

2009	(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Group
Adjusted net profit		3,878	2,916	(197)	6,157
Exclusion of after-tax finance expense/interest income		-	-	-	283
Adjusted net profit unlevered		3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period		30,362	22,547	7,379	66,886
- at the end of period		32,455	25,024	7,560	72,915
Adjusted average capital employed, net		31,409	23,786	7,470	69,901
Adjusted ROACE (%)		12.3	12.3	(2.6)	9.2

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Eni Annual Report / Financial review and other information

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management	periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	Dec. 31, 2010	Dec. 31, 2011	Change
Total debt	27,783	29,597	1,814
- Short-term debt	7,478	6,495	(983)
- Long-term debt	20,305	23,102	2,797
Cash and cash equivalents	(1,549)	(1,500)	49
Securities held for non-operating purposes	(109)	(37)	72
Financing receivables for non-operating purposes	(6)	(28)	(22)
Net borrowings	26,119	28,032	1,913
Shareholders’ equity including non-controlling interest	55,728	60,393	4,665
Leverage	0.47	0.46	(0.01)

Net borrowings as of December 31, 2011, amounted to euro 28,032 million and increased by euro 1,913 million from December 31, 2010.

Total debt amounted to euro 29,597 million, of which euro 6,495 million were short-term (including the portion of long-term debt due within 12 months equal to euro 2,036 million) and euro 23,102 million were long-term.

The ratio of net borrowings to shareholders equity including non-controlling interest – leverage – was 0.46 as of December 31, 2011, compared to the level of 0.47 as of December 31, 2010.

Comprehensive income

2009	(euro million)	2010	2011
5,317	Net profit (loss)	7,383	7,803
	Other items of comprehensive income:
(869)	Foreign currency translation differences	2,169	1,031
(481)	Change in the fair value of cash flow hedging derivatives	443	352
1	Change in the fair value of available-for-sale securities	(9)	(6)
2	Share of "Other comprehensive income" on equity-accounted entities	(10)	(13)
202	Taxation	(175)	(128)
(1,145)		2,418	1,236
4,172	Total comprehensive income	9,801	9,039
	Attributable to:
3,245	- Eni’s shareholders	8,699	8,097
927	- non-controlling interest	1,102	942

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Changes in shareholders’ equity

(euro million)
Shareholders’ equity at December 31, 2010		55,728
Total comprehensive income	9,039
Dividend distribution of Eni SpA	(3,695)
Dividend distribution of consolidated subsidiaries to non-controlling interest	(571)
Stock options expired	(7)
Cost related to stock options	2
Other contributions from payments of shareholders	26
Acquisition of non-controlling interest relating to Altergaz SA and Tigaz Zrt	(126)
Purchase of treasury shares of consolidated subsidiaries	17
Other changes	(20)
Total changes		4,665
Shareholders’ equity at December 31, 2011		60,393
Attributable to:
- Eni’s shareholders		55,472
- Non-controlling interest		4,921

Shareholders’ equity including non-controlling interests increased by euro 4,665 million to euro 60,393 million, reflecting comprehensive income earned in the period (euro 9,039 million). This comprised the full year net profit (euro 7,803 million) and foreign currency translation differences,	partly offset by dividend payments to Eni’s shareholders (euro 3,695 million of which euro 1,884 million relating to the 2011 interim dividend), and dividend distribution to non-controlling interest, mainly Saipem and Snam Rete Gas (euro 571 million) and other minor items.

Reconciliation of net profit and shareholders’ equity of the parent company
Eni SpA to consolidated net profit and shareholders’ equity

	Net profit		Shareholders’ equity
(euro million)	2010	2011	Dec. 31, 2010	Dec. 31, 2011
As recorded in Eni SpA’s financial statements	6,179	4,213	34,724	35,255
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	1,297	3,972	20,122	24,355
Consolidation adjustments:
- differences between purchase cost and underlying carrying amounts of net equity	(574)	(320)	4,732	4,400
- elimination of tax adjustments and compliance with group account policies	389	(248)	(667)	(673)
- elimination of unrealized intercompany profits	14	115	(4,601)	(4,291)
- deferred taxation	100	71	1,410	1,337
- other adjustments	(22)		8	10
	7,383	7,803	55,728	60,393
Non-controlling interest	(1,065)	(943)	(4,522)	(4,921)
As recorded in the Consolidated Financial Statements	6,318	6,860	51,206	55,472

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Eni Annual Report / Financial review and other information

Summarized Group Cash Flow Statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash	and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

2009	(euro million)	2010	2011	% Ch.
5,317	Net profit	7,383	7,803	420
	Adjustments to reconcile net profit to net cash provided by operating activities:
9,117	- depreciation, depletion and amortization and other non monetary items	9,024	9,095	71
(226)	- net gains on disposal of assets	(552)	(1,170)	(618)
6,843	- dividends, interest, taxes and other changes	9,368	10,651	1,283
(1,195)	Changes in working capital related to operations	(1,720)	(2,176)	(456)
(8,720)	Dividends received, taxes paid, interest (paid) received during the period	(8,809)	(9,821)	(1,012)
11,136	Net cash provided by operating activities	14,694	14,382	(312)
(13,695)	Capital expenditure	(13,870)	(13,438)	432
(2,323)	Investments and purchase of consolidated subsidiaries and businesses	(410)	(360)	50
3,595	Disposals	1,113	1,912	799
(295)	Other cash flow related to capital expenditures, investments and disposals	228	627	399
(1,582)	Free cash flow	1,755	3,123	1,368
3,841	Changes in short and long-term financial debt	2,272	1,104	(1,168)
396	Cash flows of financial instruments not related to operations (b)	(26)	41	67
(2,956)	Dividends paid and changes in non-controlling interest and reserves	(4,099)	(4,327)	(228)
(30)	Effect of changes in consolidation and exchange differences	39	10	(29)
(331)	NET CASH FLOW FOR THE PERIOD	(59)	(49)	10

Change in net borrowings

2009	(euro million)	2010	2011	% Ch.
(1,582)	Free cash flow	1,755	3,123	1,368
	Net borrowings of acquired companies	(33)		33
	Net borrowings of divested companies		(192)	(192)
(141)	Exchange differences on net borrowings and other changes	(687)	(517)	170
(2,956)	Dividends paid and changes in non-controlling interest and reserves	(4,099)	(4,327)	(228)
(4,679)	CHANGE IN NET BORROWINGS	(3,064)	(1,913)	1,151
i	i	i
(a)	i	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".
(b)	i	This item includes investments in certain financial instruments not related to operations (securities, escrow accounts) to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial instruments are netted against finance debt in determining net borrowings. Cash flows of such investments /disposals were as follows:

2009	(euro million)	2010	2011	% Ch.
	Financing investments:
(2)	- securities	(50)	(21)	29
(36)	- financing receivables	(13)	(26)	(13)
(38)		(63)	(47)	16
	Disposal of financing investments:
123	- securities	5	71	66
311	- financing receivables	32	17	(15)
434		37	88	51
396	Cash flows of financial instruments not related to operations	(26)	41	67

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Net cash provided by operating activities amounted to euro 14,382 million for the full year. Cash outflows relating to capital expenditure totaling euro 13,438 million, expenditures in joint venture initiatives (euro 360 million) and dividend payments amounting to euro 4,247 million were partly financed by cash flow from operating activities and proceeds from asset disposals (euro 1,912 million). As a result of these cash flows, net borrowings as of December 31, 2011 increased by	euro 1,913 million compared to December 31, 2010.
Furthermore, cash flow provided by operating activities benefited by higher cash inflow of euro 500 million associated with transferring trade receivables due beyond December 31, 2011 to factoring institutions amounting to euro 1,779 million in the fourth quarter of 2011, while the balance at December 31, 2010 benefited from transferring euro 1,279 million of trade receivables due beyond that date.

Capital expenditure

2009		(euro million)	2010	2011	Change	% Ch.
9,486	Exploration & Production		9,690	9,435	(255)	(2.6)
1,686	Gas & Power		1,685	1,721	36	2.1
635	Refining & Marketing		711	866	155	21.8
145	Petrochemicals		251	216	(35)	(13.9)
1,630	Engineering & Construction		1,552	1,090	(462)	(29.8)
44	Other activities		22	10	(12)	(54.5)
57	Corporate and financial companies		109	128	19	17.4
12	Impact of unrealized intragroup profit elimination		(150)	(28)	122
13,695			13,870	13,438	(432)	(3.1)

In 2011, capital expenditure amounting to euro 13,438 million related mainly to:
- development activities (euro 7,357 million) deployed mainly outside Italy, primarily in Norway, Kazakhstan, Algeria, the Unites States, Congo and Egypt as well as blocks and interests in licenses awarded amounting to euro 754 million, mainly in Nigeria;
- exploratory activities (euro 1,210 million) of which 97% was spent outside Italy, primarily in Australia, Angola, Mozambique, Indonesia, Ghana, Egypt, Nigeria and Norway;
- upgrading of the fleet used in the Engineering & Construction Division (euro 1,090 million);
- development and upgrading of Eni’s natural gas transport network in Italy (euro 898 million) and distribution network (euro 337 million), the development and the increase of storage capacity (euro 294 million), as well as and the ongoing development of power generation plants (euro 87 million);
- projects aimed at improving the conversion capacity and	flexibility of refineries (euro 629 million), as well as building and upgrading service stations in Italy and outside Italy (euro 228 million).

Disposals amounted to euro 1,912 million and mainly related to the divestment of interests in the entities engaged in the international transport of gas from Northern Europe and Russia, distribution activities in Brazil and non-strategic assets in Exploration & Production segment.

Dividends paid and changes in non-controlling interests and reserves amounting to euro 4,327 million mainly related to the payment of cash dividends to Eni shareholders (euro 3,695 million of which euro 1,884 million, relating to the 2011 interim dividend) and the distribution of dividends to non-controlling interest by Snam Rete Gas, Saipem and other consolidated subsidiaries (euro 552 million), as well as a the purchase of a further stake of the share capital of the subsidiaries Altergaz SA and Tigaz Zrt (euro 126 million).

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Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)		December 31, 2010		December 31, 2011
Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Fixed assets
Property, plant and equipment			67,404		73,578
Inventories - compulsory stock			2,024		2,433
Intangible assets			11,172		10,950
Equity-accounted investments and other investments		i	6,090		6,242
Receivables and securities held for operating activities	(see note 9 and note 18)		1,743		1,740
Net payables related to capital expenditures, made up of:			(970)		(1,576)
- Receivables related to disposals	(see note 9)	86		169
- Receivables related to disposals	(see note 20)	800		535
- Payables related to capital expenditures	(see note 22)	(1,856)		(2,280)
Total fixed assets			87,463		93,367
Net working capital
Inventories			6,589		7,575
Trade receivables	(see note 9)		17,221		17,709
Trade payables	(see note 22)		(13,111)		(13,436)
Tax payables and provisions for net deferred tax liabilities, made up of:			(2,684)		(3,503)
- Income tax payables		(1,515)		(2,092)
- Other tax payables		(1,659)		(1,896)
- Deferred tax liabilities		(5,924)		(7,120)
- Other tax liabilities	(see note 30)	(40)
- Current tax assets		467		549
- Other current tax assets		938		1,388
- Deferred tax assets		4,864		5,514
- Other tax assets	(see note 20)	185		154
Provisions			(11,792)		(12,735)
Other current assets and liabilities:			(1,286)		281
- Securities held for operating purposes	(see note 8)	273		225
- Receivables for operating purposes	(see note 9)	436		468
- Other receivables	(see note 9)	5,667		6,059
- Other (current) assets		1,350		2,326
- Other receivables and other assets	(see note 20)	2,370		3,536
- Advances, other payables	(see note 22)	(7,608)		(7,196)
- Other (current) liabilities		(1,620)		(2,237)
- Other payables and other liabilities	(see note 30)	(2,154)		(2,900)
Total net working capital			(5,063)		(4,109)
Provisions for employee post-retirement benefits			(1,032)		(1,039)
Net assets held for sale including related liabilities			479		206
made up of:
- Assets held for sale		517		230
- Liabilities held for sale		(38)		(24)
CAPITAL EMPLOYED, NET			81,847		88,425
Shareholders’ equity including non-controlling interest			55,728		60,393
Net borrowings
Total debt, made up of:			27,783		29,597
- Long-term debt		20,305		23,102
- Current portion of long-term debt		963		2,036
- Short-term financial liabilities		6,515		4,459
less:
Cash and cash equivalents			(1,549)		(1,500)
Securities held for non-operating purposes	(see note 8)		(109)		(37)
Financing receivables for non-operating purposes	(see note 9)		(6)		(28)
Total net borrowings (a)			26,119		28,032
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			81,847		88,425
i	i	i
(a)	i	For details on net borrowings see also note No. 26 to the consolidated financial statements.

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Summarized Group Cash Flow Statement

(euro million)	2010		2011
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Net profit		7,383		7,803
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items:		9,024		9,095
- depreciation, depletion and amortization	8,881		8,297
- impairment of tangible and intangible assets, net	698		1,021
- share of profit (loss) of equity-accounted investments	(537)		(544)
- other net changes	(39)		331
- net changes in the provision for employee benefits	21		(10)
Net gains on disposal of assets		(552)		(1,170)
Dividends, interest, income taxes and other changes:		9,368		10,651
- dividend income	(264)		(659)
- interest income	(96)		(101)
- interest expense	571		737
- income taxes	9,157		10,674
Changes in working capital related to operations:		(1,720)		(2,176)
- inventory	(1,150)		(1,422)
- trade receivables	(1,918)		(369)
- trade payables	2,770		161
- provisions for contingencies	588		122
- other assets and liabilities	(2,010)		(668)
Dividends received, taxes paid, interest (paid) received during the period:		(8,809)		(9,821)
- dividend received	799		997
- interest received	126		100
- interest paid	(600)		(893)
- income taxes paid, net of tax receivables received	(9,134)		(10,025)
Net cash provided by operating activities		14,694		14,382
Capital expenditures:		(13,870)		(13,438)
- tangible assets	(12,308)		(11,658)
- intangible assets	(1,562)		(1,780)
Investments and purchase of consolidated subsidiaries and businesses:		(410)		(360)
- investments	(267)		(245)
- consolidated subsidiaries and businesses	(143)		(115)
Disposals:		1,113		1,912
- tangible assets	272		154
- intangible assets	57		41
- changes in consolidated subsidiaries and businesses	215		1,006
- investments	569		711
Other cash flow related to capital expenditures, investments and disposals:		228		627
- securities	(50)		(62)
- financing receivables	(866)		(715)
- change in payables and receivables relating to investments and capitalized depreciation	261		379
reclassification: purchase of securities and financing receivables for non-operating purposes	63		47
- disposal of securities	14		128
- disposal of financing receivables	841		695
- change in payables and receivables	2		243
reclassification: disposal of securities and financing receivables held for non-operating purposes	(37)		(88)
Free cash flow		1,755		3,123

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continued Summarized Group Cash Flow Statement

(euro million)	2010		2011
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		1,755		3,123
Borrowings (repayment) of debt related to financing activities		(26)		41
reclassification: purchase of securities and financing receivables held for non-operating purposes	(63)		(47)
reclassification: disposal of securities and financing receivables held for non-operating purposes	37		88
Changes in short and long-term finance debt:		2,272		1,104
- proceeds from long-term finance debt	2,953		4,474
- payments of long-term finance debt	(3,327)		(889)
- increase (decreases) in short-term finance debt	2,646		(2,481)
Dividends paid and changes in non-controlling interest and reserves:		(4,099)		(4,327)
- net capital contributions/payments by/to non-controlling interest			26
- dividends paid by Eni to shareholders	(3,622)		(3,695)
- dividends paid to non-controlling interest	(514)		(552)
- net sales of treasury shares			3
- investments in consolidated subsidiaries share capital			(126)
- net sale of treasury shares by consolidated subsidiaries	37		17
Effect of changes in consolidation area and exchange differences		39		10
NET CASH FLOW FOR THE PERIOD		(59)		(49)

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Risk factors and uncertainties

Foreword

The main risks that the Company is facing and actively monitoring and managing are: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) the operational risk; (vi) risks associated with the current downturn in the gas market and the possible evolution of regulations in the Italian gas market; (vii) the specific risks deriving from exploration and production activities. Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks ("Eni Guidelines on Management and Control of Financial Risks").
In 2011, Eni adopted a new business model, approved by the Board of Directors on December 15, 2011, aiming to pool and integrate management of commodity risks and to develop Asset Backed Trading activities. In order to organically regulate these new tools with a view of controlling financial risks, reviews of the principles included in the Guidelines have been implemented in 2011.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of negotiating emission trading certificates.
The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is managed by Eni Trading business unit, with Eni Trading & Shipping executing the negotiation of the respective hedging derivatives. Eni uses derivative financial instruments

(derivatives) in order to minimize exposure to market risks related to changes in transactional exchange rates and interest rates as well as to optimize exposure to commodity prices fluctuations and its relative exchange rate risk. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.
Commodity derivatives are entered into with the aim of:
a) hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b) effectively managing the economic margin (positioning).
It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c) arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;
d) proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit, should certain expectations fulfill about a favorable trend in the commodity pricing environment;
e) Asset Backed Trading (ABT). It consists in entering proprietary trading activities in commodity and financial markets, in order to maximize the economic value of the flexibilities associated with Eni’s assets and contracts. Price risks related to asset backed trading activities are mitigated by the natural hedge granted by the assets’ availability. Such risk management activity can be implemented through strategies of dynamic forward trading where the underlying items are represented by the Company’s assets.

The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value-at-risk techniques. Those techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments.
Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency

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exchange rates in terms of value-at-risk, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value-at-risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to the Trading Business Unit.
The strategic risk is the economic risk which is intrinsic to each business unit. Exposure to that kind of risk does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guideline do not foresee any mandate to manage, or any maximum tolerable level of risk exposure.

To date, exposure to the strategic risk is associated with plans approved by Eni’s Board of Directors reflecting strategic decisions, plans for commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by in-place or highly probable sale contracts, refining margins and minimum compulsory stock. Relating to refining margins, the Board of Directors defines the maximum level of product volumes associated to these margins to be entered to the Asset Backed Trading. Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of transaction is not subject to specific risk limits due to nature; however it is subject to monitoring and assessment activities.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa.
Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which pools Group companies positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The Var techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages exposure to commodity price risk arising in normal

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trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized	through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in 2011 (compared with 2010) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. Var values are stated in US dollars, the currency most widely used in oil products markets.

(Exchange and Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2010	2011

(euro million)	High	Low	Avg	At period end	High	Low	Avg	At period end
Interest rate (a)	2.82	1.09	1.55	1.60	5.34	1.07	2.65	2.92
Exchange rate	0.99	0.13	0.50	0.51	0.85	0.15	0.44	0.34

(a)	Value at risk deriving from interest rate exposure includes the Eni Finance USA Inc finance department, since February 2010.

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2010	2011

(US $ million)	High	Low	Avg	At period end	High	Low	Avg	At period end
Area oil, products (a)	46.08	4.40	23.53	10.49	56.92	11.64	32.90	11.64
Area Gas & Power (b)	101.62	40.06	61.76	43.30	100.04	31.58	57.54	66.08

(a)	Area oil, products refers to Eni Trading & Shipping, Polimeri Europa and the Refining & Marketing Division, including also consolidated entities outside Italy.
(b)	The Gas & Power area refers to the Gas & Power Division, including also consolidated entities outside Italy.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing

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expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long term debt to total debt as well as fixed rate medium and long term debt to total medium and long term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities.
In particular in 2011, Eni issued bonds addressed to the retail Italian investors for a total amount of euro 1.3 billion, of which euro 1.1 billion at fixed rate, and approximately euro 215 million at variable rate. In February 2012, Eni issued bonds addressed to institutional investor on the euro market for euro 1 billion.	The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2011, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 11,897 million, of which euro 2,551 million were committed, and long-term committed unused borrowing facilities of euro 3,201 million. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10.5 billion were drawn as of December 31, 2011.
The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A2 and P-1 assigned by Moody’s; the outlook is negative in both ratings.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at year end.

Current and non-current finance debt
Maturity year

(euro million)	2012	2013	2014	2015	2016	2017 and thereafter	Total
Non-current debt	1,635	3,010	5,076	2,936	2,840	9,378	24,875
Current financial liabilities	4,459						4,459
Fair value of derivative instruments	1,789	303	74	87	52	112	2,417
	7,883	3,313	5,150	3,023	2,892	9,490	31,751
Interest on finance debt	832	761	664	553	485	1,595	4,890
Guarantees to banks	577						577

Trade and other payables
Maturity year

(euro million)	2012	2013-2016	2017 and thereafter	Total
Trade payables	13,436			13,436
Advances, other payables	9,476	32	38	9,546
	22,912	32	38	22,982

The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding	cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.
The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

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Expected payments by period under contractual obligations and commercial commitments
(euro million)	2012	2013	2014	2015	2016	2017 and thereafter	Total
Operating lease obligations (1)	839	534	440	250	161	255	2,479
Decommissioning liabilities (2)	98	179	305	95	165	13,287	14,129
Environmental liabilities (3)	269	306	251	221	81	798	1,926
Purchase obligations (4)	21,401	21,034	20,943	20,131	17,743	191,118	292,370
- Gas
Natural gas to be purchased in connection with take-or-pay contracts	19,972	19,688	19,656	18,932	16,587	182,112	276,947
Natural gas to be transported in connection with ship-or-pay contracts	1,034	988	919	898	847	5,816	10,502
- Other take-or-pay and ship-or-pay obligations	170	165	176	172	161	1,079	1,923
- Other purchase obligations (5)	225	193	192	129	148	2,111	2,998
Other obligations	4	4	4	3	3	124	142
Memorandum of intent relating Val d’Agri	4	4	4	3	3	124	142
	22,611	22,057	21,943	20,700	18,153	205,582	311,046

(1)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot be reasonably estimated.
(4)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5)	Refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the US of euro 2,750 million.

In the next four years Eni plans to make capital expenditures of euro 59.6 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2011. Capital expenditures	are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

Capital expenditure commitments
Maturity year

(euro million)	2012	2013	2014	2015	2016 and thereafter	Total
Committed on major projects	6,103	6,275	5,013	3,309	12,286	32,986
Other committed projects	7,411	5,446	3,498	2,709	3,073	22,137
	13,514	11,721	8,511	6,018	15,359	55,123

The amounts shown in the table below include euro 600 million of committed expenditures to execute environmental investments, following Eni proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues.

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North America. At December 31, 2011, approximately 80% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America. In 2011, approximately 60% of Eni’s domestic supply of natural gas came from such

Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves, as proved by recent events in North Africa, where Eni was forced to temporarily halt productions at a number of oil and gas fields in Libya and shut down the GreenStream import pipeline (see below). Further risks associated with activities in those Countries are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of

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these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. In recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America. In the course of 2011, several North Africa and Middle Eastern oil producing Countries experienced an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. As of the end of 2011, approximately 30% of the Company’s proved oil&gas reserves were located in North Africa.
Such situation particularly affected in Libya where the political instability escalated to turn out into an internal revolution and conflict. In 2010, approximately 15% of Eni’s production originated from Libya and a material amount of Eni’s proved reserves were located in Libya. The situation of conflict forced Eni to shut down almost all its producing facilities including exports through the GreenStream gas pipeline for a period of 8 months, with the sole exception of certain gas fields to support local production of electricity for humanitarian purposes. In April 2011, Eni formally notified the Libyan counterparty the occurrence of force majeure events preventing the Company from fulfilling its contractual obligation under the existing petroleum contracts (force majeure was terminated on December 20, 2011). The temporary shut down of the Company’s production operations and gas exports negatively affected the operating and financial performance of the Exploration & Production Division. Management estimates a loss of approximately 200 kboe/d as a result of the Libyan force majeure. This negative impact was mitigated by the extraordinary effort made by the Company to restart its production facilities and reopen the GreenStream pipeline once the internal conflict came to an end and the political and social climate gradually improved in the last part of the year. The Company was able to leverage its stable contacts with the Interim Transitional National Council and continued collaboration with the NOC. Production at our Libyan sites is currently flowing at approximately 240 kboe/d; we are targeting to achieve the pre-crisis production plateau of 280 kboe/d and full ramp-up by the second half of 2012 compared to 110 kboe/d in 2011 and 273 kboe/d in 2010. Loss of the Libyan gas during 2011 also negatively impacted results of operations of the Gas & Power Division due to a worsened supply mix and lower sales to certain Italian shippers who imports the Libyan gas to Italy.

Operational risk

Eni’s business activities are subject to a broad range of laws and regulations in force in the Countries in which it operates. Such laws provide the prevention and safeguard of the environment and health and safety of its employees, and the people and communities involved by the Company’s activities. Specific rules regulate oil and gas activities as well as acquisition of a license before exploratory drilling may commence.
The Company has incurred and will continue incurring substantial amounts of expenses to comply with applicable regulations in the matter of HSE in the future. In addition, the Company may incur environmental liabilities as a result of past or future contaminations and the associated needs to clean-up and restore polluted areas. Breach of Environmental, Health and Safety laws exposes employees to criminal and civil liabilities and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001. Furthermore Legislative Decree No. 121/2011 extended the liability of the Company to crimes against the environment committed by its employees.
Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. Rules on the prevention of pollution and for cleaning up polluted sites have been tightened everywhere.
The respect of biodiversity and the protection of biosystem services are crucial requirements when exploring for, drilling and producing oil and gas.
European laws on the classification, production, sale, import and use of chemicals has evolved in the past few years and has become integrated following the approval of two directives, CE No. 1907/2006 called REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) and CE No. 1272/2008 called CLP (Classification, Labeling and Packaging). These two rulings, assuming full force in 2018, introduced new obligations with a relevant organizational impact on Eni’s activities, in particular in relations with customers, suppliers and contractors. In addition non compliance entails administrative and criminal sanctions up to the suspension of the license to sell.
As concerns the protection of health and safety in the workplace, Italian laws stress the importance of organizational and management models that exempt companies from administrative responsibility in case of breach of laws concerning health and safety on the workplace. Eni made the adoption of such systems mandatory in all its companies that have high HSE risk levels.
Eni’s strategies and actions for health, safety and the environment are implemented according to the company’s policies (issued on April 2011) and are included in a new HSE Management System Guideline (MSG). The process described in the MSG is based on the principle of precaution in order to reach the maximum efficacy in preventing, managing and controlling risks in HSE. The MSG is a single tool shared by the whole Eni group and spelling roles and responsibilities of the various organizational levels, organizing all the activities required in HSE processes and their interaction with other processes while disseminating shared methods and criteria across Eni. The procedure is based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle.
The integrated management system of health, safety and environmental matters is supported by the adoption of a continuous process of identification, evaluation and mitigation of risks in all the Divisions and companies of the Eni Group that adopt management systems that keep account of specific

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operations and aim at the constant improvement of processes and plants. Eni is targeting to achieve total certification of its plants under OHSAS 18001 and ISO 14001. The plan for the completion of the site with significant HSE risk certification is expected to be concluded within 2013. The system for monitoring HSE risks is based on the monitoring of HSE indicators at quarterly, semi-annual and annual intervals and on an audit plan performed on all the industrial sites consisting of:
- technical audits aimed at verifying the existence of adequate management systems, their proper application, adequacy, consistency and compliance with Eni’s HSE management model, Ethical Code and Model 231;
- audits for the confirmation/renewal of certification performed annually by external certifying entities;
- control of compliance with existing HSE regulations;
- specific audits on relevant issues (e.g. following events/accidents/reported failures).
Eni believes that its effort of codifying all operational stages of industrial processes may reduce the risk of human fault in handling plants operations.
Accidents which occurred in the past few years in the industry drive Eni to pay greater attention to process safety and asset integrity, also by means of activities aimed at increasing the awareness of middle management and a widespread dissemination of assessment tools and process audit plans. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at each industrial site. These units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that might possibly minimize any damage to people or the environment in the event of an incident. In the case of extraordinary events, Divisions/entities are assisted by the Eni Unit of Crisis to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.
In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements through its shareholding in the Oil Insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore incidents. Covered liabilities vary depending on nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies.
In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning-up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.
Following the incident at the Macondo well in the Gulf of Mexico the US Government and other governments have adopted or are likely to adopt more stringent regulations, particularly relating	environmental and health and safety protection controls and oversight of drilling operations, as well as access to new drilling areas. In the United States, the regulatory and control system is stricter. Activities slowed down as a result of the more rigid authorization process for the permits concessions in the Gulf of Mexico. Nevertheless Eni didn’t suffer significant cost increase or negative impact on production level.
After the termination of the moratorium imposed by the US Government during 2010, in the first months of 2011, the suspended operations were restarted and the planned operations for 2011 were completed as scheduled.
In order to achieve the highest security standards of our operations in the Gulf of Mexico, we entered a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The Helix Fast Response System (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline.
Italian authorities passed legislation with Legislative Decree No. 128 on June 29, 2010, that introduced certain restrictions to activities for exploring and producing hydrocarbons; however titles for conducting oil and gas operation would not be affected by that.
On March 25, 2012 a gas leak following a well operation occurred at a wellhead platform of the Elgin/Franklin gas field which is located in the UK North Sea. The field is operated by an international oil company which is taking all necessary steps to handle the situation. We have a 21.87% interest in the field. We are closely monitoring the situation to assess any possible liability to Eni which may arise from the incident.

Risks and uncertainties associated
with the competitive environment
in the European natural gas market

Management expects the outlook in the gas sector in Italy and Europe to remain unfavorable over the short to the medium-term. The drivers of this negative trend are the uncertainties that are currently dampening recovery perspectives in gas demand and strong competitive pressures fuelled by oversupply on the marketplace. In 2011 gas demand in Europe shrank by 10% (down by 6% in Italy) due to the economic downturn, an expansion in the use of renewable sources, a shift to coal in thermoelectric production due to cost advantages, as well as unusual weather conditions. The profitability of the gas sector in 2011 was severely hit by lower demand, oversupply and the high rate of liquidity at the continental hubs. Reduced sales opportunities forced operators to aggressively compete on pricing, particularly those operators which were exposed to take-or-pay supply contracts. On their part, large clients adopted opportunistic supply patterns, in order to take advantage of the large availability of spot gas on the marketplace. Those drivers led to a squeeze in marketing margins due to decoupling trends between on one hand the rising cost of gas supplies that are indexed to the price of oil and its derivatives as provided by pricing formulas in long-term supply contracts, and on the other hand weak selling prices at continental hub which have become the prevailing benchmark in selling contracts.

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Management forecasts that weak gas demand trends owning to decelerating economic growth, the persistence of oversupplies on the marketplace and strong competition will represent risk factors to the profitability outlook of the Company gas Marketing business over the next two to three years. It is likely that those trends will negatively impact the Marketing business future results and cash flow, also considering Eni’s obligations under its take-or-pay supply contracts (see below). Short-term perspectives are anticipated to be extremely unfavorable in Italy where the economic recovery poses on shaky ground, risks are ongoing of gas being replaced by coal in the thermoelectric production as well as renewables, and finally gas margins are expected to be pressured by recently announced liberalization measure by the Italian Government intended to reduce the cost of gas to residential users (see below). Furthermore, management expects the price of gas to industrial and other large clients will progressively converge to the pricing level at the continental hubs. Those trends will put gas margins under pressure.
Management intends to renegotiate better economic terms of the Company’s long-term gas purchase contracts; so as to restore the competitiveness of the Company’s cost position in the current difficult market environment. The renegotiation of revised contractual terms, including any price revisions and contractual flexibility, is established by such contractual clauses whereby parties are held to bring the contract back to the economic equilibrium in case of significant changes in the market environment, like the ones that have been occurring from the second half of 2009. In the course of 2011, management succeeded in closing certain important negotiations particularly the one with Sonatrach, thus improving results for the year and gaining greater flexibility to better design its commercial programmes. Other negotiations are ongoing targeting to close new deals by the end of 2012; particularly, in March 2012 the Company signed a deal with Gazprom. The related economic benefits will be determined considering the whole of 2011.

Current negative trends in the gas scenario may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm/y of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 17 years and a pricing mechanism that indexed the cost of gas to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). These contracts provide take-or-pay clauses whereby the Company is required to collect minimum pre-determined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to collect pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash pre-payments and time schedules for collecting pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to collect pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations. In case Eni fails to off-take the contractual minimum amounts, it will be exposed to a price risk, because the purchase price Eni will ultimately be required to pay is based on prices prevailing after the date on which the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes.
Management believes that the current outlook for weak gas demand growth and large gas availability on the marketplace, the possible evolution of sector-specific regulation, as well as strong competitive pressures on the marketplace represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts.
From the beginning of the slump in the gas European market late in 2009 up to date, Eni has incurred the take-or-pay clause as the Company collected lower volumes than its minimum take obligations in each of those years accumulating deferred costs for an amount of euro 2.22 billion (net of limited amounts of volume make-up) and has paid the associated cash advances amounting to euro 1.76 billion, being the difference the payable towards gas suppliers outstanding as of the balance sheet date. Considering ongoing market trends and the Company’s outlook for its sales volumes which are anticipated to grow at a modest pace, as well as the benefit of contract renegotiations which may temporarily reduce the annual minimum take, management believes that it is likely that in the next two to three years plan Eni will fail to fulfill its minimum take obligations associated with its supply contracts thus triggering the take-or-pay clause.
However, based on our long-term expectations about a rebalancing between gas demand and offer in Europe, our projections of sales volumes and unit margins in the next four years and beyond, we believe that in the long run the Company will be able to recover the volumes of gas which have been pre-paid up the balance sheet date and the volumes for which we expect to incur the take-or-pay clause in the next four years due to weak market conditions.

Risks associated with long-term forecasts about gas demand and offer
The Company forecasts that current oversupply conditions in the European gas market will be gradually absorbed over the long-term, targeting a recoupling between the oil-indexed cost of gas supplies and spot prices at the continental hubs. This forecast is supported by secular growth trends in worldwide gas demand. These are represented by growing energy needs from China and other emerging economies of Asia and Latin America driven by robust

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rates of economic development, Japan shift to gas-fired electricity away from nuclear fuel, an expected recovery in the euro-zone economy, social and demographic developments as well as the higher environmental compatibility of gas over other fossil fuels in the production of electricity through the CCGT technology.
The ongoing changes in the energetic policies of the euro-zone as a result of the nuclear accident at the Fukushima plant in Japan could accelerate a recovery in gas consumption. In addition, the fiscal policies of the Member states could affect the composition of the energy mix through the introduction of penalties on the use of the most inefficient and pollutant sources in energy production. Examples of these trends are a proposed European directive to enact a carbon tax to be levied on those sectors which do not participate the ETS mechanism as well as a proposal in the UK to enact certain fiscal adjustments to put a floor at the price of carbon dioxide emissions. Long-term trends in gas demand in the EU Countries will be also influenced by expected shifts in the energy balance of the area as Member States seek to accomplish the environmental targets set by the Climate Change and Renewable Energy package (the so called PEE 20-20-20).
The package includes a commitment to reduce greenhouse gas (GHG) emissions by 20% by 2020 compared to emission levels recorded in 1990 (the target being 30% if an international agreement is reached), as well as improved energy efficiency within the EU Member States of 20% by 2020 and a 20% renewable energy target by 2020.
Furthermore, the Energy Roadmap to 2050 set a target of reducing the level carbon emissions made in 1990 by 80 to 95%.
Gas availability remains abundant as large investments to upgrade import pipelines to Europe have come online from Russia, Algeria and Libya in recent years and large availability of LNG on a worldwide scale has found an outlet at the European continental hubs driving the development of very liquid spot gas markets. The latter was driven by the ramp-up of important upstream projects which added an approximate 65 bcm of liquefaction capacity in the three-year period 2008-2010, coupled with commercial development of non-conventional gas resources in the United States which have reduced the Country’s dependence on LNG imports. Furthermore, in the near future it is expected the start-up of new infrastructures in various European entry points which will add approximately 50-60 bcm of new import capacity. Those include the Medgaz pipeline connecting Algeria to the Iberian Peninsula, the North Stream pipeline connecting Russia to Germany through the Baltic Sea as well as new LNG facilities, particularly a new plant is set to commence operations in the Netherlands with a process capacity of up to 12 bcm. Further 27 bcm of new supplies will be secured by a second line of the North Stream later and new storage capacity will come online. In Italy the gas offer will grow moderately in the next future as a new LNG plant is expected to start operations at Livorno with a 4 bcm treatment capacity and effects are in place of Law Decree No. 130/2010 about storage capacity (see below) which is expected to increase by 4 bcm by 2015. In addition the GreenStream pipeline is seen to achieve full operations in 2012 and gas supplies from Libya will be back online. Also counter flow expenditures will favor gas exchanges among European Countries.
The pressure on the offer side will be partly offset by the progressive decline of the domestic production in the European area; the probable postponement of new projects for the	development of gas reserves by upstream operators will also support a better balance in worldwide supplies of LNG as a slowdown in building new liquefaction capacity is projected in the medium-term.
Management believes that the above-mentioned trends will help European gas operators recover profitability in the medium to long-term. Possible risks to those forecasts are the difficulty in estimating the long-term impact of the current European economic slowdown on gas demand, the effectiveness of EU member states in achieving committed targets in reducing the energy intensity and shifting from gas to renewables in the production of electricity, as well as the actual evolution in the global availability of LNG.

Risks associated with sector-specific
regulations in Italy
Material aspects regarding the Italian gas sector regulations are rules to access to infrastructures (transport backbones, storage fields, distribution networks and LNG terminals), legal criteria to establish tariffs for transport, distribution, re-gasification and storage services and the functional and decisional unbundling of undertakings owning and managing gas infrastructures. Also the Italian Authority for Electricity and Gas ("AEEG") is entrusted with certain powers in the matters of approving specific codes for each regulated activity, and monitoring natural gas prices and setting pricing mechanisms for supplies to users which are entitled to be safeguarded in accordance with applicable regulations. In fact, those clients which mainly include households and residential customers have right to obtain gas from their suppliers at a regulated tariff set by the Authority.
Law Decree No. 1 enacted by the Italian Government on January 24, 2012, the so called Liberalization Decree, is expected to have major impacts on the Italian gas sector, including an obligation on part of Eni to divest its interest in Snam (see below).
In 2011, new legislation went effective which implemented a mechanism of market shares as per Legislative Decree No. 130 of August 13, 2010, titled "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers". This legislation replaced the previous system of antitrust threshold defined by Legislative Decree No. 164 of May 23, 2000. The new decree introduces a 40% ceiling to the wholesale market share of each Italian gas operator which input gas into the Italian backbone network. This ceiling can be raised to 55% in case each operator commits itself to building new storage capacity in Italy for a total of 4 bcm within five years from the enactment of the decree.
In case of violation of the mandatory thresholds, each operator is obliged to execute gas release measures at regulated prices up to 4 bcm over the a two year-period following the ascertainment of the ceiling breach.
Eni, through its subsidiary Stogit, has committed to build new storage capacity and requested industrial clients, consortia of final clients and electricity producers to enter the industrial projects designed to build new storage sites or upgrade existing ones. This participation of third parties to Eni’s storage projects is envisaged by the decree. Furthermore, the decree establishes the investors in the storage projects are entitled with the economic benefits of the new capacity under construction immediately. Particularly those investors may obtain access to certain virtual sites of gas

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storage where they can deliver volumes of gas during the summer and then off-take the same volumes during the winter at the Italian spot exchange (the so-called Virtual Exchange Point).
The Italian Gestore Servizi Energetici has elected certain virtual storage operators at the continental hubs and the Italian Virtual Exchange Point to be the providers of those services. Industrial investors will then benefit from the price differentials due to the seasonal swings of gas demand. Eni has committed to contribute up to 50% of those economic benefits according to terms and conditions set by the Italian Minister for Economic Development and the AEEG.
Eni believes that this new gas regulation will increase the competitiveness of the wholesale natural gas market in Italy.
The AEEG decisions in the field of determining the economic conditions of supplies to residential customers could limit the capacity of the operators to transfer increases in the cost of the raw material to the final price. The Authority has established a mechanism for updating tariffs by indexing them to a preset basket of hydrocarbons. Also a floor has been established in the form of a fixed amount that applies only at certain low level of international prices of hydrocarbons. Clients who are eligible to the tariff mechanism set by the Authority are those residential clients who did not opt for choosing a supplier at the opening of the market (including those who consume less than 200,000 cm per year and residential buildings). The above-mentioned Legislative Decree No. 93/2011 enlarged this category by including all customers consuming less than 50,000 cm per year and certain public services (for example hospitals and other assistance facilities). In its latest intervention on this issue, the Authority for Electricity and Gas with Resolution ARG/gas 89/10 amended the current mechanism that is used to update tariffs in supplies to residential users. Following this Resolution, the Authority resolved to provide, for the thermal year October 1, 2010-September 30, 2011, a fixed reduction of 7.5% of the raw material cost component in the final price of supplies to residential users. In addition with Resolution ARG/gas 77/11, the AEEG provided a reduction of 6.5% of the raw material cost component for the thermal year October 1, 2011-September 30, 2012. These resolutions will negatively affect Eni’s results of operations and cash flows for the 2011-2012 thermal years and have penalized Eni’s results in 2011, considering the negative impact on unit margins in sales to residential customers. The Company believes that it is possible that in the near future the AEEG could enact new measures impacting the indexation mechanism of the cost of gas in supplies to that kind of customers. Particularly the Italian decree on liberalizations puts the AEEG in charge of gradually introducing reference to the price of certain benchmarks quoted at continental hubs in the indexation mechanism of the cost of gas in the pricing of sales to the above mentioned customers. This new rule will be implemented as soon as the Italian decree on liberalizations is enacted by Italian Parliament subject to any possible change during the legislative procedure. Management believes that this new pending rule will negatively affect the profitability of the Company sales in those segments.
The same decree on liberalizations provides a measure intended to reduce the supply cost of gas to businesses by enabling them to directly access certain new storage capacity. This new capacity would be available as a result of new mechanisms for	determining the volumes of strategic storage and storage capacity that operators engaged in natural gas marketing are obliged to set aside to cover demand peaks from households and residential clients during wintertime. This additional flexibility would make available an integrated set of services from transport to storage to businesses in compliance with the public criteria of supply security.
The ability of the Company to set its commercial margins and its pricing policies are also constrained by Law Decree No. 112 of June 2008 which enacted a windfall tax on profits of energy companies with a supplemental tax rate of 6.5 percentage points that has been recently increased by further four percentage points for the three-year period 2011-2013. This supplemental tax rate adds to the ordinary statutory tax rate of 27.5% charged on the income earned by corporations. The decree also prohibits energy companies from transferring to prices to final customers the higher income taxes incurred in connection with the windfall tax. The AEEG is entrusted with the responsibility of monitoring compliance with the rule.
The current regulation of access to the Italian gas transport network was set by Decision No. 137/2002 of the Authority for Electricity and Gas. This resolution establishes priority criteria for transport capacity entitlements at points where the Italian transport network connects with international import pipelines (the so-called entry points to the Italian transport system). Specifically, operators that are party to take-or-pay purchase contracts, as in the case of Eni, are entitled to a priority in allocating available transport capacity within the limit of average daily contractual volumes. Gas volumes exceeding average daily contractual volumes are not entitled to any priority and, in case of congestion at any entry points, they are entitled available capacity on a proportionate basis together with all pending requests for capacity entitlements. The ability of Eni to collect gas volumes exceeding average daily volumes as provided by its take-or-pay purchase contracts represents an important operational flexibility that the Company uses to satisfy demand peaks. In planning its commercial flows, the Company normally assumes to fully utilize its contractual flexibility and to obtain the necessary capacity entitlements at the entry points to the national transport network. Eni believes that Decision No. 137/2002 is in contrast with the rationale of the European regulatory framework on the gas market as provided in European Directive 2003/55/EC. Based on that belief, the Company has opened an administrative procedure to repeal Decision No. 137/2002 before an administrative court which has recently confirmed in part Eni’s position. An upper grade court also confirmed the Company’s position.
Specifically, the Court stated that the purchase of contractual flexibility is an obligation on part of the importer, which responds to a collective interest. According to the Court, there is no reasonable motivation whereby volumes corresponding to such contractual flexibility should not be granted priority in the access to the network, also in case congestion occurs. At the moment, however, no case of congestion occurred at entry points to the Italian transport infrastructure so as to impair Eni’s marketing plans.
As of recently, the Italian administrative Authorities released a number of resolutions intended to increase competition in the natural gas market in Italy:
- in 2010, a national trading platform was implemented where gas importers must trade volumes of gas corresponding to

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a legal obligation on part of Italian importers and producers. Under those provisions, importers from extra-EU Countries are required to supply a set percentage of imported volumes in a given thermal year and to trade them at the national trading platform on a spot basis. Permission to import gas from extra-EU Countries is granted to gas operators upon fulfillment of that obligation. Also royalties in-kind owed to the Italian State on gas production are to be traded on that trading platform. The new trading platform is expected to develop a spot market for natural gas in Italy;
- the Italian Authority for Electricity and Gas resolved to commence a spot market to balance daily flows of supplies and off-takes by all the gas operators in the Italian gas sector. From the star-up date on December 1, 2011 to the end of March 2012, Snam Rete Gas will acted as the sole operator which is entrusted with the task of settling daily imbalances at the price corresponding to the daily price recorded on the balancing market where those imbalances are daily disposed of or purchased. From April 1, 2012, each of the gas companies will be held responsible for settling their respective daily imbalances, whereby individual bid or ask offers will be combined together to grant the daily balancing of the system.
Measures aimed at increasing competitiveness in the Italian gas market represent risk factors and uncertainties to Eni’s gas business. Management believes that any developments in that matter may negatively affect the Company’s expected results of operations and cash flow in its gas business.

Mandatory divestiture of Snam

On January 24, 2012, the Italian government enacted Law Decree No. 1 on urgent needs in matter of competitiveness, infrastructure development and competition (the so called "Decree on Liberalizations") which has opened up a procedure calling for the mandatory divestiture of Eni’s interest in Snam.
This decree has been converted in law at the end of March 2012. The promulgation of a specific decree of the President of the Council of Ministers expected in May is intended to set terms and conditions for the divestment. The deadline to comply with this provision is due 18 months after the promulgation of the law converting the above mentioned law decree. The Decree has also to define any retained stake of interest in Snam by Eni.

Specific risks associated with exploration and production of oil and natural gas

Exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep waters and harsh environments, where the majority of Eni’s planned and ongoing projects is located.
Exploration and production carries certain inherent risks, especially deep water drilling. Accidents at a single well can lead to loss of life, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation and prospects of the Group.

Risks associated with the cyclicality
of the oil and gas sector

Eni’s results of operations and cash flow, mainly in the Exploration & Production Division, are greatly influenced by trends in oil and gas prices. Generally speaking, an increase in oil prices positively impact Eni’s consolidated operating result; vice versa in case of a decline in oil prices. The same applies to gas prices. For the whole 2011, oil prices averaged $111.27 a barrel, representing an increase of 40% from a year earlier driving up the Group operating result. That trend reflected solid economic growth in China and other emerging Countries that boosted raw materials prices in addition to the impact of geopolitical factors, mainly the Libyan crisis. In the same period, upstream gas realizations lagged those of crude oil due to a mixed environment for gas demand whereby gas prices declined in the USA due to increased gas availability from unconventional production, while a rebound was achieved in Europe form the depressed levels of the earlier year (up by 38%).
Volatile oil prices impact the performance of the Company’s business units in different ways. Also, trends in oil prices are a key variable in preparing the Company’s investment plans. The Company’s main capital projects to develop reserves normally require lengthy and complex activities for assessing all the technical and commercial aspects and developing and marketing the reserves. As a consequence, return rates of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach support the achievement of the expected returns on capital projects through the swings of the oil&gas cycle.
Eni plans to invest euro 59.6 billion in the 2012-2015 four year period, at the Company’s long-term price for Brent crude of $85/barrel (in real terms 2015). Of those expenditures, over 75% will be

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dedicated to execute projects for exploring and developing oil and gas reserves. Management forecasts an increase of 12% in the capital expenditure from the previous plan which reflects material spending on certain projects in the Exploration & Production Division designed to contribute to long-term growth in production, particularly in Mozambique, the Barents Sea and Nigeria.
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserves entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. In 2011, the Company estimates that production entitlements in its PSAs decreased on average by approximately 1,000 bbl/d for a $1 increase in oil prices compared, with an overall impact of approximately 30 kboe/d in the year. However, this sensitivity analysis only applies to small deviations from the 85 $/bbl scenario that have been used in the Company’s 2012-2015 four year plan and the impact on Eni’s production may increase more than proportionally as the deviation increases. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

In the Gas & Power Division, rising oil prices represent a risk to the profitability of gas sales as supplies are mainly indexed to the cost of oil and certain refined products, while selling prices particularly outside Italy are increasingly linked to certain market benchmarks quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions. In addition, the Italian Authority for Electricity and Gas may limit the ability of the Company to pass cost increases onto selling prices in supplies to residential customers and small businesses as the Authority regulates the indexation mechanism of the raw material cost in selling formulae to those customers. (For further details see Gas & Power Division specific-sector risks discussed above).

The Refining & Marketing and the Petrochemical Divisions are also exposed to movements in oil prices and the speed at which the prices of refined products and petrochemical products adjust to reflect changes in the cost of oil-based feedstock. Normally, a time lag occurs between movements in oil prices and those of refined and petrochemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected in the short-term. In 2011, the Refining & Marketing segment recorded sharply lower adjusted operating losses than a year ago due to unprofitable refining margins as high costs of oil-based feedstock were only partially transferred to product prices pressured by weak demand, high inventories and excess capacity. In addition, increased oil prices triggered higher costs of energy utilities which are typically indexed to it. Looking forward, management expects that refining margins will remain at depressed levels for the foreseeable future due to weak industry fundamentals, escalating feedstock costs and the impact of an ongoing economic downturn on fuel consumptions. Marketing activities of refined products on the network and wholesale were also hit by sluggish demand and product oversupply that triggered intense pricing competition. Based on his view of a reduced profit outlook for the refining and marketing business, management recognized huge impairment losses in 2011 financial statements to align the book values of the Company’s assets in this business to their lower values-in-use, amounting to euro 645 million mainly relating the Company’s refineries. Management is planning to pursue process optimization measures by improving yields, cycle integration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings in order to reduce the business exposure to the market volatility and achieve immediate benefit on the profit and loss. Enhancement of trading oil activities will help expand industrial margins.

In addition to volatile costs of oil-based feedstock, Eni’s petrochemical operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low-entry barriers, excess capacity and intense competitive pressure. In 2011, Eni’s petrochemical business reported wider operating losses down to euro 276 million due to sharply lower margins on basic petrochemicals products, mainly the margin on cracker, reflecting rising oil costs and as demand for petrochemical commodities plunged in the last quarter of the year dragged down by the economic downturn. Short to medium-term perspectives remains uncertain due to a weak macroeconomic outlook which will weigh on a rebound in demand for petrochemical products and ongoing trends in crude oil prices.
To cope with the structural challenges of the Company’s petrochemical business, management decided to implement a strategic shift targeting to restore the economic equilibrium of Polimeri Europa over the medium-term. This new strategy features a gradual reduction of the exposure to the unprofitable, commoditized businesses in favor of growing the Company’s presence in niche productions, particularly elastomers and styrene, which showed a good resilience during the downturn, as well as starting innovative productions in the field of biochemistry. An example in point is the launch of the "green chemistry" project at the Porto Torres plant which envisages restructuring an old plant into a modern facility to produce bio-plastics for which attractive grow rates are seen. In this way, we are targeting aiming.

The Engineering & Construction segment is exposed to the volatility of the oil cycle considering that oil companies tend to reduce capital expenditures and reschedule exploration and development projects during a downturn. This business unit has managed through the years to progressively reduce its exposure to the more volatile segments of the industry leveraging on higher portfolio diversification and a strong competitive position in the segment of large upstream projects in frontier areas and complex environment with an important technological content that are traditionally less exposed to the cyclical nature of this market. The entry into operations of new distinctive assets in 2010 and 2011 coupled with the size and quality of the backlog and the strong operating performance in terms of project executions, underpin expectations for further significant strengthening of Saipem’s competitive position in the medium-term, ensuring a good level of result stability.

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Outlook

Eni expects the 2012 outlook to be a challenging one due to continuing signs of an economic slowdown, particularly in the euro-zone, and volatile market conditions. International oil prices will be supported by robust demand growth from China and other emerging economies, as well as ongoing geopolitical risks and uncertainties, partly offset by a recovery in the Libyan output. For investment planning purposes and short-term financial projections, Eni assumes a full-year average price of $90 a barrel for the Brent crude benchmark. Recovery perspectives look poor in the gas sector. Gas demand is expected to be soft due to slow economic activity and increasing competition from renewables; in the meantime the marketplace is seen well supplied. Against this backdrop, management expects ongoing margin pressures to continue in 2012, and reduced sales opportunities due to rising competition. Management foresees the persistence of a depressed trading environment in the European refining business. Refining margins are anticipated to remain at unprofitable levels due to high costs of oil supplies, sluggish demand and excess capacity.

Against this backdrop, key volumes trends for the year are expected to be the following:
- Production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d) driven by a progressive recovery in the Company’s Libyan output to achieve the pre-crisis level, coming fully online by the second half of 2012. Excluding this important development, management still sees a growth trajectory in production, boosted by the continuing ramp-up in Italy and Iraq and new field start-ups at certain large projects in Algeria and offshore Angola and the gas joint development in Siberia. These increases will be partly offset by mature field declines;
- Worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). In spite of weak demand growth in Italy, management is targeting to boost sales volumes and market share and to retain and develop its retail customer base; outside Italy the main engines of growth will be sales expansion in the key markets of France and Germany/Austria and opportunities in the Far East. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core

European markets, development of the commercial offer through a multi-Country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;
- Refining throughputs on Eni’s account: management foresees refinery processed volumes to be in line with 2011 (in 2011 refining throughputs on own account were reported at 31.96 million tonnes) in response to a negative trading environment. Management is planning to pursue process optimization measures by improving yields, cycle integration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings in order to reduce the business exposure to the market volatility and achieve immediate benefit on the profit and loss. Enhancement of oil trading activities will help expand industrial margins;
- Retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to be slightly lower than in 2011 (in 2011, retail sales volumes in Italy and Rest of Europe were reported at 11.37 million tonnes). In Italy where fuel consumption is expected to continue on a downward trend and a new wave of liberalization promises to spur competition, management intends to preserve the Company’s market share leveraging marketing initiatives tailored to customers’ needs, the strength of the Eni brand targeting to complete the rebranding of the network, and an excellent service. Outside Italy, the Company will grow selectively targeting stable volumes on the whole;
- Engineering & Construction: the profitability outlook of this business remains bright due to an established competitive position and a robust order backlog.

For the full year 2012, management expects a capital budget almost in line with 2011 (in 2011 capital expenditure amounted to euro 13.44 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and investing large amounts on developing growing areas and maintain field plateaus in mature basins. Other investment initiatives will target the upgrading of the gas transport and distribution networks, the completion of the EST project in the refining business, and strengthening selected petrochemicals plants. The ratio of net borrowings to total equity – leverage – is projected to be roughly in line with the level achieved at the end of 2011 assuming a Brent price of $90 a barrel.

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Update on Eni proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues
On January 26, 2011, the Company filed a proposal with the Italian Ministry for the Environment to enter into a global transaction on certain environmental issues as per Article 2 of Law Decree 208/2008. Pursuant to the above mentioned legislation, the High Institute for the environmental protection and safety (ISPRA) and the Evaluator Commission for investment supporting planning and management of environmental activities (COVIS), Italian administrative bodies, are reviewing the proposal.
The parent company Eni SpA also on behalf of other Group companies (including in particular Syndial) filed a proposal with the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest (Priolo, Napoli Orientale, Brindisi, Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela) where the Group companies have started, as guiltless owners of a number of industrial areas, environmental restoration and clean-up activities. The proposal includes a definition of a number of pending proceedings relating to clean-up issues and environmental damage.
Briefly, Eni and its subsidiaries through the proposal:
• commit to execute environmental investments amounting to euro 600 million as provided by the 2011-2014 industrial plan in order to achieve higher levels of efficiency and energy sustainability of their plants;
• reaffirm their commitment to carry out a number of projects to clean-up and restore proprietary or concession areas in the above mentioned sites with overall expenditures amounting to euro 1,250 million;
• pledge to pay the Ministry for the Environment a contribution in cash amounting to euro 450 million in view of executing clean-up and remediation works in public areas next to Eni and its subsidiaries proprietary areas;
• give certain proprietary areas to interested public administrations for free in order to pursue certain local development projects. Areas are yet to be identified.
As a result of the filing of the proposal of global transaction following thorough and extended contacts with the public bodies, Eni took a charge amounting to euro 1,109 million to the environmental provision in its 2010 consolidated accounts, with a net effect on profit for the year of euro 783 million including the tax impact of the operation. In case of finalization of the global transaction, the payment of the accrued provision will be made progressively according to the achievement of executive agreements for each site.

Internal control and risk management system
Eni is committed to apply and maintain an adequate internal control system as a set of rules, procedures and organizational structures aimed at creating healthy and sound company management that is consistent with established goals, by means of an adequate process for the identification, measurement, management and monitoring of the main risks and by organizing adequate reporting to ensure the circulation of information. An effective internal control system contributes towards guaranteeing the protection of the company’s assets as well as efficiency and efficacy of business transactions, reliability of financial reporting and compliance with laws and regulations.
The structure of the internal control system is a part of the organizational and management model of the Company and involves, in different roles, administrative bodies, watch structures, auditing bodies, management and all employees, in compliance with the principles of the Code of Ethics, Code of Borsa Italiana and the framework of reference, "CoSo Report"[1] and national and international best practices.
The main responsibilities of the internal control and risk management system are entrusted to Eni’s bodies and structures having powers, means and structures necessary to carry out excellent goals.
The Board of Directors retains a central role in the internal control system, supported by the Internal Control Committee, entrusted with providing consulting and advisory service to the Board itself, as well as overseeing the activities of Internal Audit.
The Internal Audit Executive Vice President held the position of the Officer in charge of Internal Control who is entrusted with the main task of verifying the adequacy, efficacy and efficiency of the overall internal control system, the fully operational and correctly functioning as well as of providing evaluation on its adequacy in order to support the Group’s bodies and the company’s structure in charge of the internal control system.
The Board of Directors assesses annually (as in the last meeting of March 15, 2012) the overall internal control system adequacy, examining the Officer in charge of preparing financial report and the Internal Control Committee’s report. This last report includes also evidences emerging from periodical reports issued by Eni Watch Structure and from the evaluation of the Officer in charge of Internal Control on the adequacy of the system itself in attaining an acceptable overall risk profile.
The Chief Executive Officer (CEO) is entrusted by the Board of Directors with overseeing the functioning of the internal control system.
The Board of Statutory Auditors, in addition to the oversight and control functions pursuant to the Consolidated Law on Finance, is entrusted with the Audit Committee activities under SEC regulations.
The Board of Directors appoints the Officer in charge for preparing financial report who is responsible, within the Internal Control System, for the financial reporting. Eni has long been committed to support an adequate approach in identifying, assessing, handling and monitoring the specific risks associated with the Company

(1)	See CoSo - Committee of Sponsoring Organizations of the Treadeway Commission (1992), Internal Control Integrated Framework.

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operations, in order to ensure effective and sound management corporate operations, in compliance with pre-set strategies and objectives as defined by the Board of Directors.
Eni support a risk prevention approach and focuses its choices and management activities on the reduction of the probability of the occurrence of negative events and their potential impact.
To this end, Eni adopts strategies of risk management, depending on their nature and type such as mainly financial and industrial risks, compliance/regulatory risks, as well as other strategic and operational risks, such as Country risks in oil&gas activities, and other risks related to exploration for and production of hydrocarbon. In such a contest, Eni defined and implemented a new integrated risk management model, to better handle and monitor main risks, also through common languages and tools.
Eni is committed to guaranteeing the integrity, transparency, fairness and efficiency of its processes through the adoption of adequate tools, rules and regulations in performing activities and exercising powers, and promotes rules of conduct inspired by the general principles of traceability and segregation of activities. Eni’s managers – also on the basis of the risks managed – establish specific control activities and monitoring processes aimed at ensuring the system’s efficacy and efficiency over time.
Consistently, Eni has long been committed to favoring the development and diffusion of awareness towards internal control issues amongst all the Company’s personnel. In this context, Eni – through an appropriate internal regulation and in compliance with the provisions of the Sarbanes-Oxley Act – manages the receipt (through easily accessible information channels), analysis and processing of messages it receives from its subsidiaries, even in confidential or anonymous form, relative to internal control issues, financial reporting, the Company’s administrative responsibility, fraud or other matters (so-called whistleblowing)[2].
The internal control system is subject, over time, to evaluation and updates in order to steadily guarantee its capacity to preside over the main areas of corporate risks, according to the typical issues of each operating segment and organizational structure, ready to take account of any new law or regulations.
Detailed information on the Internal control and risk management system, also on its structure, tools and functioning, roles, tasks and responsibilities of its components are furnished on the "Corporate Governance and Shareholding Structure Report"[3].

Officer in charge of preparing financial reports and internal control system applied to the financial reporting process

Officer in charge of preparing financial reports
Pursuant to Article 24 of the By-laws, in compliance with the provisions of Article 154-bis of the Finance Consolidation Act, the Officer in charge of preparing financial reports (Appointed Officer - AO) is appointed by the Board of Directors, upon proposal submitted by the CEO in agreement with the Chairman and upon favorable opinion issued by the Board of Statutory Auditors. The AO must be selected, in accordance with the provisions of the By-laws, from among subjects with at least three years of experience with the following:
(a) administration, control or management activities carried out at companies that are listed in the Italian, in other European Union States and in OECD Countries’ regulated markets, and with a share capital of at least euro 2 million, or
(b) auditing activities carried out at the same types of companies listed under letter a), or
(c) professional activities with, or university teaching experience in, financial or accounting disciplines, or
(d) management experience developed at public or private enterprises operating in the financial, accounting or auditing sectors.

Tasks, roles and means of the Officer in charge of preparing financial reports
In compliance with law provisions, the AO is responsible, within the internal control system, for the financial reporting and to this end, he/she sets forth the administrative and accounting procedures for drafting the periodical accounting documentation and any other financial reporting, certifying – in accordance with the CEO and by means of a report on the Annual Financial Statements, on the interim condensed Financial Statements and on the Consolidated Financial Statements – the adequate and actual application of the internal control over the period to which these accounting documents refer. The Board of Directors oversees these activities, pursuant to Article154-bis, in order to ensure that the AO has the powers and the means necessary to carry out the assigned tasks and that compliance with the aforementioned procedures is maintained.
On July 30, 2008, the Board of Directors, upon favorable opinion issued by the Board of Statutory Auditors, has appointed to the position of AO Mr. Alessandro Bernini, Eni’s Chief Financial Officer (CFO). He was reaffirmed as AO, in the meeting of May 19, 2011, and has deemed as being adequate, for the purpose of performing his functions, the conferred powers, to be exercised independently from or jointly with the CEO, as well as the means at his disposal in terms of organizational structures and administrative, accounting and internal control systems. In the meetings of March 10, 2011 and January 19, 2012, the Board of Directors confirmed the adequacy of the "powers and means" at the disposal of the CFO, in his role of AO, upon favorable opinion issued by the Internal Control Committee, and verified compliance with the procedures established by the AO pursuant to the law.

Main characteristics of the risk management and internal control systems applied to the financial reporting process
The internal control system applied to financial reporting is a process aimed at providing a reasonable certainty on the reliability[4] of the financial reporting itself and on the capacity of the process

(2)	i	Eni fully guarantees the protection of persons that report any issues in good faith, and submits the results of the preliminary investigation to the Company’s management and to the relevant control and supervisory bodies.
(3)	i	The Corporate Governance and Shareholding Structure Report is available on the Company’s website.
(4)	i	Reliability (of the reporting): a reporting that meets the requirements of correctness and compliance with generally accepted accounting principles and includes the characteristics sets forth by the applicable laws and regulations.

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set up for the preparation of the financial statements to produce financial reports compliant with generally accepted international accounting principles.
The Management System Guideline (MSG) on the "Internal Control System over corporate reporting" approved by the Board of Directors on December 15, 2010, which incorporates the reference guideline of 2007, define the rules and methods to be adopted in the planning, establishing and maintaining, over time, of the internal control system applied to Eni’s financial reporting, as well as in the assessment process of its efficacy.
This MSG has been defined in compliance with the provisions of the aforementioned Article 154-bis of the Consolidated Law on Finance and with the provisions of the US Sarbanes-Oxley Act of 2002 (SOA), to which Eni must adhere as a company whose stocks are listed on the New York Stock Exchange (NYSE), formulated in accordance with the CoSo Report.
The MSG is applicable to Eni SpA and to its subsidiaries, in compliance with international accounting principles and in consideration of their relevance in terms of the preparation of financial reporting.
All subsidiaries, regardless of their relevance within the internal control system applied to Eni’s financial reporting, refer to this MSG in setting up their own control system on financial reporting that better reflects the company’s size and complexity of operation.
The planning, set up and maintenance of the internal control system applied to financial reporting are guaranteed through risk assessment, controls identification, controls evaluation and reporting.
The risk assessment process, based on a "top-down" approach, aims at identifying the organizational entities, the processes and the specific activities capable of generating risks of unintentional errors or of frauds, which may significantly affect the financial statements.
In particular, the identification of the organizational entities under the internal control system applied to financial reporting, is based on the contribution, by the various entities, to the figures stated in the Consolidated Financial Statements (assets, financial debt, net proceeds, taxable income) and in relation to the existence of processes that present specific risks which – if they materialize – may jeopardize the reliability and accuracy of the financial reporting (such as fraud-related risks)[5].
Within the companies that are relevant to the control system applied to financial reporting, significant processes are subsequently identified upon an analysis of quantitative factors (processes that contribute to determining the financial statement items for amounts over a certain percentage of pre-tax profits) and of qualitative factors (e.g. complexity in the accounting handling of financial operations; news and/or significant changes in the business conditions). Following identification of all relevant processes and activities, the potential risks are identified. The term "risk" refers to potential events that may compromise the achievement of the control system’s objectives applied to financial reporting (e.g. financial statements). The identified risks are assessed in terms	of their potential impact and probability of occurrence, based on qualitative and quantitative parameters and assuming the absence of a control system (inherent assessment). In particular, with reference to fraud risks[6], a risk assessment was performed based on a specific methodology used in the "Anti-fraud programs and controls" to which the aforementioned MSG refer.
In consideration of the relevant companies, of the processes and risks involved, a control system was set up on the basis of two fundamental principles: the application of the control system to all levels of the corporate organizational structure and in accordance with the assigned operating responsibilities, and the controls’ sustainability over time so as to ensure a performance that is integrated and compatible with operational requirements.
The structure of the control system applied to financial reporting provides for controls implemented at the level of entities that operate in a transversal manner with respect to the reference entity (Group/Division/single Company), and provides for controls at the process level.
The controls implemented at the entity level are organized in a checklist which, based on the model adopted in the CoSo Report, focuses on five components (control environment, risk assessment, control activity, information systems and reporting, monitoring activities). Of particular importance are the control activities related to the scheduling of drafting and disseminating economic-financial operating results ("half-year and financial statement circular" and related timelines); the existence of organizational structures and of a regulatory body aimed at reaching the pre-set objectives as regards financial reporting (these controls provide, for example, for auditing and updating activities carried out through specialized corporate functions, as set forth in the Group’s Regulations, with reference to the group’s financial statements and Accounting Plan); training activities on accounting principles and an internal control system applied to financial reporting; and finally activities related to the reporting system for the management of the consolidation process (Mastro).
The controls at the process level are divided as follows: specific controls intended as a set of manual or automated activities aimed at preventing, identifying and correcting errors or irregularities that may occur in carrying out operational activities; pervasive controls intended as structural elements of the control system applied to financial reporting and aimed at defining the general conditions that would promote a correct execution and control of operational activities (e.g. segregation of incompatible tasks and general controls on information systems).
The "specific controls" consist in special procedures that define both the execution of corporate processes and the so-called "key controls", the absence or non-functioning of which would carry the risk of a relevant error or fraud in the financial statements that may not be detected by other forms of controls.
The controls at the entity and process level are subject to evaluation (monitoring) in order to assess, over time, the effectiveness of their design and their actual functioning.
For this purpose, the following activities were provided for: ongoing monitoring activities – assigned to the management group

(5)	i	Among the entities under the internal control system, are some companies established and operating in compliance with the laws of Countries that are not part of the European Union, to which the regulatory provisions of Article 39 of the Consob Market Regulations apply.
(6)	i	Fraud: within Internal Control System, each act or international omission which generates a deceptive statement.

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responsible for the relevant processes/activities – and separate evaluations, assigned to the Internal Audit Department which operates in compliance with a preset plan, formulated by the CFO/AO, that defines the scope and the objectives of the interventions through agreed upon auditing procedures.
The monitoring activities enable the identification of deficiencies present in the control system applied to financial reporting, which are subject to evaluation in terms of probability and impact on Eni’s financial reporting and, based on their relevance, are qualified as "deficiencies", "significant weak points" or "relevant deficiencies".
The results of these monitoring activities are included in periodical reports on the status of the control system applied to financial reporting, through the use of computerized tools in order to guarantee the tracking of the information collected on the effectiveness of the design and on the actual functioning of the controls. Based on this reporting activity, the CFO/AO prepares a report on the adequacy and actual implementation of the control system applied to financial reporting, which, after approval by the CEO, is submitted to the Board of Directors, following review by the Internal Control Committee and upon approval of the Annual and Half-year Financial Statements, in order to enable the execution of the required supervisory functions and of the appropriate evaluations, related to the internal control system applied to financial reporting. This report is also submitted to the Board of Statutory Auditors, in its capacity as Audit Committee in compliance with US regulations.
The CFO/AO is assisted, in his/her activities within Eni, by several other individuals whose tasks and responsibilities are defined in the aforementioned MSG. More specifically, control activities involve all levels of Eni’s organizational structure, from business managers to executives to administrative Directors and the CEO. Within this organizational structure, the so-called "Risk owner" assumes a particular relevance, as regards the internal control system, as he/she performs ongoing monitoring activities aimed at evaluating the design and effectiveness of specific and pervasive controls, as well as providing information to be used in the reports on monitoring activities and on any identified deficiencies, in order to promptly implement all necessary corrective actions.

Transactions with related parties
In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis.
Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries.

Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those member may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.
Note 42 to the Consolidated Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows.
Companies subject to Eni’s management and coordination as per Article No. 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination".
In case of atypical or unusual transactions[7] the Company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the Group and with related parties also the interest of the company at the time of the finalization of said transaction.

Treasury shares
As of December 31, 2011, Eni’s treasury shares in portfolio amounted to No. 382,654,833 (nominal value euro 1 each) corresponding to 9.55% of share capital of Eni, for a total book value of euro 6,753 million. Since 2009 there are no pending plans for the purchase of treasury shares.
The decrease of No. 208,900 shares held in treasury compared to December 31, 2010 (382,863,733 shares) consisted to the sale of share following 2003 and 2004 stock option plans.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the Consolidated Financial Statements of the parent company.
Regarding the aforementioned provisions, the Company discloses that:
- as of December 31, 2011, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance

(7)	i	According to Consob communication No. DEM/6064293 of July 28, 2006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non-controlling interest due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods)".

Contents

Eni Annual Report / Other information

USA Inc and Eni Trading & Shipping Inc;
- the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Disclosure under Legislative Decree No. 196 of June 30, 2003
Eni SpA, as responsible of personal data handling, hereby declares that it has updated the programme document on Eni’s security under Legislative Decree No. 196 of June 30, 2003.

Branches
In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events
Subsequent business developments are described in the operating review of each of Eni’s business segments.

Contents

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

- ROACE Return On Average Capital Employed is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

- ROAE Return On Average Equity is the return of Eni shareholders’ equity, calculated as the ratio between net income and equity, excluding non-controlling interest’s equity.

- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

- Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

- Debt coverage Rating company use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

- Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Opex per boe Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

- Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and volumes of oil and gas produced.

- Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improve recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - Oil & Gas Topic 932).

Oil and natural gas activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

- Barrel Volume unit corresponding to 159 liters.
A barrel of oil corresponds to about 0.137 metric tons.

- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From April 1, 2010, Eni has updated the conversion rate of gas to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods).

- Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves:
(i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

- Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Contents

Eni Annual Report / Glossary

- Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

- Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

- Deep waters Waters deeper than 200 meters.

- Development Drilling and other post-exploration activities aimed at the production of oil and gas.

- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

- Enhanced recovery Techniques used to increase or stretch over time the production of wells.

- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

- EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

- Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

- FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

- LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

- Mineral Potential (potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

- Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

- Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

- Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

- Offshore/onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Contents

Eni Annual Report / Glossary

- Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

- Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

- Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

- Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions.
The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

- Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

- Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

- Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

- Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

- Volatile organic compound (VOC) Fluid or vapor chemical compounds capable to evaporating easily at room temperature. Over 300 compounds fall in this category.
Of these, most relevant are: aliphatic hydrocarbons, terpenes, aromatic hydrocarbons, halogenated hydrocarbons, alcohols, esters, ketones and aldehydes.

- Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Contents

Eni Annual Report / Glossary

Sustainability

- Carbon Disclosure Project (CDP) The Carbon Disclosure Project is an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. About three thousand organizations from 60 Countries in the world measure and disclose their greenhouse gas emissions and climate change strategies through this database.

- Extractive Industries Transparency Initiative (EITI) Initiative started in 2003 by the British Government aimed at enhancing transparency of oil companies and governments by means of the regular publication of all material oil, gas and mining payments by companies to governments and all material revenues received by governments from oil, gas and mining companies.

- Environmental, Social and Health Impact Assessment (ESHIA) Methodology used for assessing the potential environmental, socio-economic and health impact of design activities on population interested by such activities. It allows to identify strategies for the mitigation of any such impact.

- Health Impact Assessment (HIA) Tool for assessing the impact on the health of populations of policies, plans and projects in various areas by means on quantitative, qualitative and participation techniques.

- Human Rights Compliance Assessment (HRCA) Tool for the assessment of compliance with human rights international standards, prepared by the Danish Institute for Human Rights to help companies understand their responsibility in the question of respecting human rights in all their business activities. Experts of the institute prepared a self-assessment questionnaire for identifying behaviors and decisions that can impact human rights.

- International Petroleum Industry Environmental Conservation Association (IPIECA) Global oil and gas industry association for environmental and social issues that represents the main communication channel with the United Nations. It supports the oil industry in improving its social and environmental performance.

- Registration, Evaluation, Authorization and Restriction of Chemical substances (REACH) Integrated system for the registration, evaluation and authorization of chemical substances and their potential impacts on both human health and the environment. The EU regulation introducing it was issued in 2007 for rationalizing and improving previous legislation on chemical substances in the European Union.
Its main objective is to improve knowledge of dangers and risks deriving by existing (introduced before 1981) and new (after 1981) chemical substances and at the same time maintain and improve the competitivity and innovative capacity of the European chemical industry.

- Social Impact Assessment (SIA) Methodology for examining the social impact of infrastructure projects and other development initiatives. It includes analysis, monitoring and management of the desired and undesired, positive and negative, social consequences of planned action (policies, plans, programs, projects) and any social change invoked by such actions.

- World Business Council for Sustainable Development (WBCSD) Association located in Geneva, Switzerland, formed for supporting the private sector in pursuing economic growth through sustainable development. It is currently composed by some 200 international companies.

Contents

Contents
Eni Annual Report / Consolidated Financial Statements

Balance sheet

December 31, 2010	December 31, 2011

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(7)	1,549		1,500
Other financial assets held for trading or available for sale	(8)	382		262
Trade and other receivables	(9)	23,636	1,356	24,595	1,496
Inventories	(10)	6,589		7,575
Current income tax assets	(11)	467		549
Other current tax assets	(12)	938		1,388
Other current assets	(13)	1,350	9	2,326	2
		34,911		38,195
Non-current assets
Property, plant and equipment	(14)	67,404		73,578
Inventory - compulsory stock	(15)	2,024		2,433
Intangible assets	(16)	11,172		10,950
Equity-accounted investments	(17)	5,668		5,843
Other investments	(17)	422		399
Other financial assets	(18)	1,523	668	1,578	704
Deferred tax assets	(19)	4,864		5,514
Other non-current receivables	(20)	3,355	16	4,225	3
		96,432		104,520
Assets held for sale	(31)	517		230
TOTAL ASSETS		131,860		142,945
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(21)	6,515	127	4,459	503
Current portion of long-term debt	(26)	963		2,036
Trade and other payables	(22)	22,575	1,297	22,912	1,446
Income taxes payable	(23)	1,515		2,092
Other taxes payable	(24)	1,659		1,896
Other current liabilities	(25)	1,620	5	2,237
		34,847		35,632
Non-current liabilities
Long-term debt	(26)	20,305		23,102
Provisions for contingencies	(27)	11,792		12,735
Provisions for employee benefits	(28)	1,032		1,039
Deferred tax liabilities	(29)	5,924		7,120
Other non-current liabilities	(30)	2,194	45	2,900
		41,247		46,896
Liabilities directly associated with assets held for sale	(31)	38		24
TOTAL LIABILITIES		76,132		82,552
SHAREHOLDERS’ EQUITY	(32)
Non-controlling interest		4,522		4,921
Eni shareholders’ equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		(174)		49
Other reserves		49,624		53,195
Treasury shares		(6,756)		(6,753)
Interim dividend		(1,811)		(1,884)
Net profit		6,318		6,860
Total Eni shareholders’ equity		51,206		55,472
TOTAL SHAREHOLDERS’ EQUITY		55,728		60,393
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		131,860		142,945

Contents
Eni Annual Report / Consolidated Financial Statements

Profit and loss account

2009	2010	2011

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(35)	83,227	3,300	98,523	3,274	109,589	3,882
Other income and revenues		1,118	26	956	58	933	43
		84,345		99,479		110,522
OPERATING EXPENSES	(36)
Purchases, services and other		58,351	4,999	69,135	5,825	79,191	5,887
- of which non-recurring charge (income)		250		(246)		69
Payroll and related costs		4,181	15	4,785	28	4,749	33
OTHER OPERATING (EXPENSE) INCOME		55	44	131	41	171	32
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		9,813		9,579		9,318
OPERATING PROFIT		12,055		16,111		17,435
FINANCE INCOME (EXPENSE)	(37)
Finance income		5,950	27	6,117	41	6,379	49
Finance expense		(6,497)	(4)	(6,713)		(7,396)	(1)
Derivative financial instruments		(4)		(131)		(112)
		(551)		(727)		(1,129)
INCOME (EXPENSE) FROM INVESTMENTS	(38)
Share of profit (loss) of equity-accounted investments		393		537		544
Other gain (loss) from investments		176		619		1,627	338
		569		1,156		2,171
PROFIT BEFORE INCOME TAXES		12,073		16,540		18,477
Income taxes	(39)	(6,756)		(9,157)		(10,674)
Net profit		5,317		7,383		7,803
Attributable to:
- Eni		4,367		6,318		6,860
- Non-controlling interest	(32)	950		1,065		943
		5,317		7,383		7,803
Earnings per share attributable to Eni (euro per share)	(40)
Basic		1.21		1.74		1.89
Diluted		1.21		1.74		1.89

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of comprehensive income

(euro million)	Note	2009	2010	2011

Net profit		5,317	7,383	7,803
Other items of comprehensive income
Foreign currency translation differences	(32)	(869)	2,169	1,031
Change in the fair value of cash flow hedging derivatives	(32)	(481)	443	352
Change in the fair value of available-for-sale financial instruments	(32)	1	(9)	(6)
Share of "Other comprehensive income" on equity-accounted entities	(32)	2	(10)	(13)
Taxation	(32)	202	(175)	(128)
Total other items of comprehensive income		(1,145)	2,418	1,236
Total comprehensive income		4,172	9,801	9,039
Attributable to:
- Eni		3,245	8,699	8,097
- Non-controlling interest		927	1,102	942
		4,172	9,801	9,039

Contents
Eni Annual Report / Consolidated Financial Statements

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale securities net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2008	4,005	959	7,187	(90)	4	(1,054)	(969)	(6,757)	34,685	(2,359)	8,825	44,436	4,074	48,510
Net profit of the year											4,367	4,367	950	5,317
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of tax effect				(279)								(279)		(279)
Change in the fair value of available-for-sale securities net of tax effect					1							1		1
Share of "Other comprehensive income" on equity-accounted entities						2						2		2
Foreign currency translation differences				1			(696)		(151)			(846)	(23)	(869)
				(278)	1	2	(696)		(151)			(1,122)	(23)	(1,145)
Total recognized income and (expense) for the year				(278)	1	2	(696)		(151)		4,367	3,245	927	4,172
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.65 per share in settlement of 2008 interim dividend of euro 0.65 per share)										2,359	(4,714)	(2,355)		(2,355)
Interim dividend distribution of Eni SpA (euro 0.50 per share)										(1,811)		(1,811)		(1,811)
Dividend distribution of other companies													(350)	(350)
Payments by non-controlling interest													1,560	1,560
Allocation of 2008 net profit									4,111		(4,111)
Put option granted to Publigaz SCRL (Distrigas NV non-controlling shareholder)						1,495						1,495		1,495
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam Rete Gas SpA						1,086						1,086	(1,086)
Non-controlling interest acquired following the mandatory tender offer and the squeeze-out on the shares of Distrigas NV													(1,146)	(1,146)
						2,581			4,111	548	(8,825)	(1,585)	(1,022)	(2,607)
Other changes in shareholders’ equity
Utilization of the reserve for the acquisition of treasury shares			(430)			1			429
Cost related to stock options									13			13		13
Stock options expired									(7)			(7)		(7)
Other changes				(71)		(38)			80			(29)	(1)	(30)
			(430)	(71)		(37)			515			(23)	(1)	(24)
Balance at December 31, 2009	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale securities net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2009		4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051
Net profit of the year												6,318	6,318	1,065	7,383
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of tax effect	(32)				267								267		267
Change in the fair value of available-for-sale securities net of tax effect	(32)					(8)							(8)		(8)
Share of "Other comprehensive income" on equity-accounted entities	(32)						(5)						(5)	(5)	(10)
Foreign currency translation differences					(2)			2,204		(75)			2,127	42	2,169
					265	(8)	(5)	2,204		(75)			2,381	37	2,418
Total recognized income and (expense) for the year					265	(8)	(5)	2,204		(75)		6,318	8,699	1,102	9,801
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2009 interim dividend of euro 0.50 per share)											1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.50 per share)											(1,811)		(1,811)		(1,811)
Dividend distribution of other companies														(514)	(514)
Allocation of 2009 net profit										745		(745)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas by Snam Rete Gas SpA	(32)						56						56	(56)
Treasury shares sold following the exercise of stock options by Eni managers	(32)			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem and Snam Rete Gas managers	(32)									10			10	27	37
Non-controlling interest recognized following the acquisition of the control stake in the share capital of Altergaz SA														7	7
Non-controlling interest excluded following the divestment of the control stake in the share capital of GreenStream BV														(37)	(37)
				(1)			56		1	756		(4,367)	(3,555)	(573)	(4,128)
Other changes in shareholders’ equity
Cost related to stock options										7			7		7
Stock options expired										(6)			(6)		(6)
Stock warrants on Altergaz SA							(25)						(25)		(25)
Other changes										13			13	15	28
							(25)			14			(11)	15	4
Balance at December 31, 2010	(32)	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale securities net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2010	(32)	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
Net profit of the year												6,860	6,860	943	7,803
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of tax effect	(32)				223								223		223
Change in the fair value of available-for-sale securities net of tax effect	(32)					(5)							(5)		(5)
Share of "Other comprehensive income" on equity-accounted entities	(32)						(12)						(12)	(1)	(13)
Foreign currency translation differences								1,000		31			1,031		1,031
					223	(5)	(12)	1,000		31			1,237	(1)	1,236
Total recognized income and (expense) for the year					223	(5)	(12)	1,000		31		6,860	8,097	942	9,039
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2010 interim dividend of euro 0.50 per share)											1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.52 per share)											(1,884)		(1,884)		(1,884)
Dividend distribution of other companies														(571)	(571)
Payments by minority shareholders														26	26
Allocation of 2010 net profit										2,696		(2,696)
Acquisition of non-controlling interest relating to Altergaz SA and Tigaz Zrt	(32)						(94)			(25)			(119)	(7)	(126)
Effect related to the purchase of Italgas SpA by Snam Rete Gas SpA	(32)						(5)						(5)	5
Treasury shares sold following the exercise of stock options exercised by Eni managers	(32)			(3)					3	3			3		3
Treasury shares sold following the exercise of stock options by Saipem and Snam Rete Gas managers	(32)						14			(10)			4	13	17
Non-controlling interest excluded following the sale of Eni Acqua Campania SpA and the divestment of the control stake in the share capital of Petromar Lda														(10)	(10)
				(3)			(85)		3	2,664	(73)	(6,318)	(3,812)	(544)	(4,356)
Other changes in shareholders’ equity
Cost related to stock options										2			2		2
Stock options expired										(7)			(7)		(7)
Other changes										(14)			(14)	1	(13)
										(19)			(19)	1	(18)
Balance at December 31, 2011	(32)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of cash flows

(euro million)	Note	2009	2010	2011

Net profit of the year		5,317	7,383	7,803
Adjustments to reconcile net profit to net cash provided by operating activities
Depreciation, depletion and amortization	(36)	8,762	8,881	8,297
Impairments of tangible and intangible assets, net	(36)	1,051	698	1,021
Share of (profit) loss of equity-accounted investments	(38)	(393)	(537)	(544)
Gain on disposal of assets, net		(226)	(552)	(1,170)
Dividend income	(38)	(164)	(264)	(659)
Interest income		(352)	(96)	(101)
Interest expense		603	571	737
Income taxes	(39)	6,756	9,157	10,674
Other changes		(319)	(39)	331
Changes in working capital:
- inventories	52	(1,150)	(1,422)
- trade receivables	1,431	(1,918)	(369)
- trade payables	(2,559)	2,770	161
- provisions for contingencies	517	588	122
- other assets and liabilities	(636)	(2,010)	(668)
Cash flow from changes in working capital		(1,195)	(1,720)	(2,176)
Net change in the provisions for employee benefits		16	21	(10)
Dividends received		576	799	997
Interest received		594	126	100
Interest paid		(583)	(600)	(893)
Income taxes paid, net of tax receivables received		(9,307)	(9,134)	(10,025)
Net cash provided by operating activities		11,136	14,694	14,382
- of which with related parties	(42)	(1,188)	(1,749)	(186)
Investing activities:
- tangible assets	(14)	(12,032)	(12,308)	(11,658)
- intangible assets	(16)	(1,663)	(1,562)	(1,780)
- consolidated subsidiaries and businesses	(33)	(25)	(143)	(115)
- investments	(17)	(230)	(267)	(245)
- securities		(2)	(50)	(62)
- financing receivables		(972)	(866)	(715)
- change in payables and receivables in relation to investing activities and capitalized depreciation		(97)	261	379
Cash flow from investing activities		(15,021)	(14,935)	(14,196)
Disposals:
- tangible assets		111	272	154
- intangible assets		265	57	41
- consolidated subsidiaries and businesses	(33)		215	1,006
- investments		3,219	569	711
- securities		164	14	128
- financing receivables		861	841	695
- change in payables and receivables in relation to disposals		147	2	243
Cash flow from disposals		4,767	1,970	2,978
Net cash used in investing activities		(10,254)	(12,965)	(11,218)
- of which with related parties	(42)	(1,262)	(1,626)	(800)

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statement of cash flows

(euro million)	Note	2009	2010	2011

Proceeds from long-term debt	(26)	8,774	2,953	4,474
Repayments of long-term debt	(26)	(2,044)	(3,327)	(889)
Increase (decrease) in short-term debt	(21)	(2,889)	2,646	(2,481)
		3,841	2,272	1,104
Net capital contributions by non-controlling interest		1,551		26
Sale of treasury shares				3
Net acquisition of treasury shares different from Eni SpA		9	37	17
Acquisition of additional interests in consolidated subsidiaries		(2,068)		(126)
Dividends paid to Eni’s shareholders		(4,166)	(3,622)	(3,695)
Dividends paid to non-controlling interest		(350)	(514)	(549)
Net cash used in financing activities		(1,183)	(1,827)	(3,223)
- of which with related parties	(42)	(14)	(23)	348
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)				(7)
Effect of exchange rate changes on cash and cash equivalents and other changes		(30)	39	17
Net cash flow of the year		(331)	(59)	(49)
Cash and cash equivalents - beginning of the year	(7)	1,939	1,608	1,549
Cash and cash equivalents - end of the year	(7)	1,608	1,549	1,500

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1 Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to Article 6 of the EC Regulation No. 1606/2002, of the European Parliament and of the Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/20051-2. Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreement and buy-back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis, taking into account where appropriate of any value adjustments, except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and the accounts of subsidiaries where the company holds the right to directly or indirectly exercise control, determine financial and operating policies and obtain economic benefits from their activities. For entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint venture, the activities are financed proportionately based on a budget approved by the participating companies upon presentation of periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the related obligations arising from the project, are recognized proportionally directly in the financial statements of the companies involved. The exclusion from consolidation of some subsidiaries, which are not material either individually or overall, has not produced significant[3] economic and financial effects on the Consolidated Financial Statements. These interests are accounted for as described below under the item "Financial fixed assets".
Subsidiaries’ financial statements are audited by the independent auditors who examine and certify also the information required for the preparation of the Consolidated Financial Statements. The 2011 Consolidated Financial Statements approved by Eni’s Board of Directors on March 15, 2012, were audited by the independent auditor Reconta Ernst & Young SpA. The independent auditor of Eni SpA, as the main auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other independent auditors, it takes the responsibility of their work. Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Principles of consolidation

Interest in consolidated companies

Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of these subsidiaries is eliminated against the corresponding share of the shareholders’ equity by attributing to each of the balance sheet items its fair value. When acquired, the net equity of subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as goodwill; negative goodwill is recognized in the profit and loss account.
Equity and net profit of non controlling interests are included in specific lines of equity and profit and loss account. If the partial control is acquired, this share of equity is determined using the proportionate share of the fair value of assets and liabilities, excluding any related goodwill, at the time when control is acquired (partial goodwill method); as an alternative, it is allowed the recognition of the entire amount of goodwill deriving from the acquisition, taking into account therefore also the portion attributable to the non-controlling interests (full goodwill method); in the latter case, the non-controlling interests are measured at their total fair value which therefore includes the goodwill attributable to them[4]. The method of measuring goodwill (partial goodwill method or full goodwill method) is selective for each business combination.
In a business combination achieved in stages, the purchase price is determined summing the fair value of previously held equity interest and the consideration transferred for the acquisition of control; the previously held equity interest is remeasured at its acquisition date fair value and the resulting gain or loss is recognized in profit or loss account. The purchase of additional equity interests in subsidiaries from non-controlling interests is recognized in equity and represents the excess of the amount paid over the carrying value of the non-controlling interests acquired; similarly, the effects of the sale of non controlling interests in subsidiaries without loss of control are recognized in equity.

Inter-company transactions

Inter-company transactions and balances, including unrealized profits arising from intra-group transactions have been eliminated. Unrealized losses are not eliminated because they provide evidence of an impairment of the asset transferred.

Foreign currency translation

Financial statements of foreign companies having a functional currency other than the euro, that represents the Group’s functional currency, are translated into euro using the rates of exchange ruling at the balance sheet date for assets and liabilities, historical exchange rates for equity accounts and average rates for the profit and loss

(1)		Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, the Consolidated Financial Statements are fully compliant with IFRS as issued by the IASB and effective for the year 2011.
(2)	i	Related party disclosures have been prepared according to the provisions of IAS 24 "Related Party Disclosures", effective starting from 2011, that enhance the definition of related party and the disclosure to be reported.
(3)	i	According to the requirements of the Framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.
(4)	i	The choice between partial goodwill and full goodwill method is available also for business combinations resulting in the recognition of a "negative goodwill" in profit or loss account (gain on bargain purchase).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

account (source: Bank of Italy). Cumulative exchange rate differences resulting from this translation are recognized in shareholders’ equity under "Other reserves" in proportion to the Group’s interest and under "Non-controlling interest" for the portion related to non-controlling interests. Cumulative exchange rate differences are charged to the profit and loss account when the entity disposes the entire interest in a foreign operation or at the loss of control of a foreign subsidiary. On the partial disposal, without losing control, the proportionate share of cumulative	amount of exchange differences related to the disposed interest is recognized in equity to non-controlling interests. Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the Countries where the entities operate. The US dollar is the prevalent functional currency for the entities that do not use the euro. The main foreign exchange rates used to translate the financial statements adopting a different functional currency are indicated below:

(currency amount for euro 1)	Annual average exchange rate 2009	Exchange rate at December 31, 2009	Annual average exchange rate 2010	Exchange rate at December 31, 2010	Annual average exchange rate 2011	Exchange rate at December 31, 2011

US Dollar	1.39	1.44	1.33	1.34	1.39	1.29
Pound Sterling	0.89	0.89	0.86	0.86	0.87	0.84
Norwegian Krone	8.73	8.30	8.00	7.80	7.79	7.75
Australian Dollar	1.77	1.60	1.44	1.31	1.35	1.27
Hungarian Forint	280.33	270.42	275.48	277.95	279.37	314.58

3 Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets

Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Financial income (expense)"[5] and to the equity reserve related to other comprehensive income, respectively. Changes in fair value of available-for-sale financial assets recognized in equity are charged to the profit and loss account when the assets are derecognized or impaired. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the risk of insolvency of the counterparty; asset write downs are included in the carrying amount. Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held-to-maturity financial assets. The fair value of financial instruments is determined by market quotations or, where there is no active market, it is estimated adopting suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market.
Interests and dividends on financial assets stated at fair value are accounted for on an accrual basis in "Financial income (expense)" and "Other gain (loss) from investments", respectively. When the purchase or sale of a financial asset is under a contract whose terms require delivery of the asset within the time frame generally established by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date. Receivables are measured at amortized cost (see item "Financial fixed assets" below). Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership. Inventories, including compulsory stocks and excluding construction contracts, are stated

at the lower of purchase or production cost and net realizable value. Net realizable value is the net amount expected to be realized from the sale of inventories in the normal course of business, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual sale price. Inventories of natural gas which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis, or monthly, when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Construction contracts are measured using the cost-to-cost method, whereby contract revenue is recognized by reference to the stage of completion of the contract matching it with the contract costs incurred in reaching that stage of completion. Advances are deducted from inventories within the limits of accrued contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are recognized immediately as an expense when it is probable that total contract costs will exceed total contract revenues. Construction contract not yet invoiced, whose payment will be made in a foreign currency, is translated into euro using the rates of exchange ruling at the balance sheet date and the effect of rate changes is reflected in the profit and loss account. When take-or-pay clauses are included in long-term natural gas purchase contracts, uncollected gas volumes which imply the "pay" clause, measured using the price formulas contractually defined, are recognized under "Other assets" as "Deferred costs" as an offset to "Other payables" or, after the settlement, to "Cash and cash equivalents". The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually delivered, the related cost is included in the determination of the weighted-average cost of inventories; and (ii) for the portion which is not recoverable, when it is not possible to collect gas that

(5)	i	Starting from 2009, changes in the fair value of non-hedging derivatives on commodities, also including the effects of settlements, are recognized in the profit and loss account item "Other operating income (expense)".

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

was previously uncollected within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount and their net realizable value, determined adopting the same criteria described for inventories. Hedging instruments are described in the section "Derivative instruments".

Non-current assets

Property, plant and equipment[6]
Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or self-construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or self-construction cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made.
In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be incurred at the moment the asset is retired.
Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under "Provisions for contingencies"[7]. Property, plant and equipment are not revalued for financial reporting purposes.
Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of grants attributable to the lessee or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognized as a financial liability. These assets are depreciated using the criteria described below. When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term or the estimated useful life of the asset. Expenditures on renewals, improvements and transformations which provide additional economic benefits are capitalized to property, plant and equipment. Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately.
The amount to be depreciated is the book value less the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated (see item "Non-current assets held for sale" below).
Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession or the asset’s useful life. Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred. The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable.
The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, which is the higher of fair value less costs to sell or its value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to prices for products which derive there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific Country risk of the activity. The evaluation of the specific Country risk to be included in the discount rate is provided by external parties. The WACC differs considering the risk associated with individual operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Construction segments, taking into account their different risk compared with Eni, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Construction segment on the basis of the market quotation); WACC used for impairments in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific Country of the activity while WACC used for impairments in the Engineering & Construction segment is not adjusted for Country risk as most of the assets are not located in a specific Country. For the regulated activities, the discount rate used for the measurement of the value in use is equal to the rate return defined by the Regulator.
For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the recoverable amount of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, the so-called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a

(6)	i	Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.
(7)	i	The company recognizes material provisions for the retirement of assets in the Exploration & Production business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The Company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

reversal that is recognized in the profit or loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are identifiable assets without physical substance, controlled by the Company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes. Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the Company; the amount to be amortized and the recoverability of the carrying amount are determined in accordance with the criteria described in the section "Property, plant and equipment". Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the lowest level within the entity at which it is monitored for internal management purposes. When the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit’s recoverable amount[8], the excess is recognized as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed[9]. Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reliably determined; (ii) there is the intention, availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits. Intangible assets also include public to private service concession arrangements concerning the development, financing, operation and maintenance of infrastructures under concession, in which: (i) the grantor controls or regulates what services the operator must provide with the infrastructure, and at what price; and (ii) the grantor controls – by the ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the concession arrangement. According to the agreements, the operator has the right to operate the infrastructure, controlled by the grantor, in order to provide the public service[10].

Exploration and production activities[11]

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows. Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under "Intangible assets" and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account. Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section "Development", considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

Development
Development expenditures are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between development expenditures and proved developed reserves. Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal. Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

(8)	i	For the definition of recoverable amount see item "Property, plant and equipment".
(9)	i	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.
(10)		When the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor, considerations received or receivable by the operator for construction or upgrade of infrastructure are recognized as a financial asset.
(11)		IFRS does not have specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation of assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".

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Eni Annual Report / Notes to the Consolidated Financial Statements

Production-sharing agreements and buy-back contracts
Oil and gas reserves related to production-sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of company’s technologies and financing (Cost Oil) and the company’s share of production volumes not destined to cost recovery (Profit Oil). Revenues from the sale of the production entitlements against both Cost Oil and Profit Oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above. The company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on the behalf of the company. As a consequence, the company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense.

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized, consistently with the policy described under "Property, plant and equipment", and then amortized on a UOP basis.

Grants
Grants related to assets are recognized as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account.

Financial fixed assets

Investments
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for using the equity method[12]. Under the equity method, investments are initially recognized at cost and subsequently adjusted to reflect: (i) the investor’s share of the post-acquisition profit or loss of the investee; and (ii) the investor’s share of the investee’s other comprehensive income. Distributions received from an investee are recorded as a reduction of the carrying amount of the investment. In applying the equity method, consolidations adjustments are considered (see also "Principles of consolidation" paragraph). When there is objective evidence of impairment (see also section "Current assets"), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the section "Property, plant and equipment". Subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the company’s financial condition. When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are included in "Other gain (loss) from investments". Other investments, included in non-current assets, are recognized at their fair value and their effects are included in the equity reserve related to other comprehensive income; the changes in fair value recognized in equity are charged to the profit and loss account when it is impaired or realized. When investments are not traded in a public market and their fair value cannot be reasonably determined, they are accounted for at cost, adjusted for impairment losses; impairment losses shall not be reversed[13].
The investor’s share of losses of an investee, that exceeds its interest in the investee, is recognized in a specific provision only to the extent the investor is required to fulfill legal or constructive obligations of the investee or to cover its losses.

Receivables and financial assets to be held to maturity
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.).
The initial carrying value is then adjusted to take into account principal repayments, reductions for impairment or uncollectibility and amortization of any difference between the maturity amount and the initial amount. Amortization is carried out on the basis of the effective interest rate of return represented by the rate that equalizes, at the moment of the initial recognition, the present value of expected cash flows to the initial carrying amount (so called "amortized cost method"). Receivables for finance leases are recognized at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease. If there is objective evidence that an impairment loss has been incurred (see also point "Current assets"), the impairment loss is measured by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition, or at the moment of its updating to reflect re-pricings contractually established. Receivables and financial assets to be held to maturity are recognized net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is utilized against charges; any amount in excess is reversed to profit. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as "Financial income (expense)".

Non-current assets held for sale
Non-current assets and current and non-current assets included within disposal groups, are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through their continuing use. For this to be the case, the sale must be highly probable and the asset or the disposal group must be available for immediate sale in its present condition.

(12)		In the case of step acquisition of a significant influence (or joint control), the investment is recognized, at the acquisition date of significant influence (joint control), at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the "step-up" of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.
(13)	i	Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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Non-current assets held for sale, current and non-current assets included within disposal groups that have been classified as held for sale and the liabilities directly associated with them are recognized in the balance sheet separately from the other assets and liabilities. Non-current assets held for sale are not depreciated and they are measured at the lower of the fair value less costs to sell and their carrying amount. The classification as held for sale of equity-accounted investments determines the interruption of equity method accounting; therefore, in this case, the book value of the investment in accordance with the equity method represents the carrying amount for the measurement as non-current assets held-for sale.
Any difference between the carrying amount and the fair value less costs to sell is taken to the profit or loss account as an impairment loss; any subsequent reversal is recognized up to the cumulative impairment losses, including those recognized prior to qualification of the asset as held for sale.
When there is a sale plan involving loss of control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a non-controlling interest in its former subsidiary will be retained after the sale.

Financial liabilities

Debt is measured at amortized cost (see item "Financial fixed assets" above). Financial liabilities are derecognized when they are extinguished, or when the obligation specified in the contract is discharged or cancelled or expires.

Provisions for contingencies

Provisions for contingencies are liabilities for expenses and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations. If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)". When the liability regards a tangible asset (e.g. site dismantling and restoration), the provision is stated with a corresponding entry to the asset to which it refers. Charges to the profit and loss account are made with the amortization process. Costs that the company expects to bear in order to carry out restructuring plans are recognized when the company has a detailed formal plan for the restructuring and has raised a valid expectation in the affected parties that it will carry out the restructuring. Provisions are periodically reviewed and adjusted to reflect changes in the estimates of costs, timing and discount rates. Changes in provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site dismantling and restoration), with a corresponding entry to the assets to which they refer. In the Note 27, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the company’s control; and (ii) present obligations arising from past events whose amount cannot be reliably measured or whose settlement will probably not result in an outflow of resources embodying economic benefits.

Provisions for employee benefits

Post-employment benefit plans, including informal arrangements, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits. The actuarial gains and losses of defined benefit plans are recognized pro-rata on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan. Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to the profit or loss in their entirety.

Treasury shares

Treasury shares are recognized as deductions from equity at cost. Gains or losses resulting from subsequent sales are recognized in equity.

Revenues and costs

Revenues associated with sales of products and services are recognized when significant risks and rewards of ownership have passed to the customer or when the transaction can be considered settled and the associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:
- crude oil, generally upon shipment;
- natural gas, upon delivery to the customer;
- petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales of petroleum products are generally recognized upon shipment;
- chemical products and other products, generally upon shipment.
Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural

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gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at year end. Income related to partially rendered services is recognized in the measurement of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectability of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. Revenues accrued during the year related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. For service concession arrangements (see item "Intangible assets" above) in which customers fees do not provide a reliable distinction between the compensation for construction/update of the infrastructure and the compensation for operating it and in the absence of external benchmarks, revenues recognized during the construction/update phase are limited to the amount of the costs incurred. Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them. Tangible assets, different from an infrastructure used in service concession arrangements, transferred from customers (or constructed using cash transferred from customers) and used to connect them to a network to supply goods and services, are recognized at their fair value as an offset to revenues. When more than one separately identifiable service is provided (for example, connection to a network and supply of goods) the entity shall assess for which one service it receives the transferred asset from the customer and it shall consistently recognize a revenue when the connection is delivered or over the lesser period between the length of the supply and the useful life of the transferred asset Revenues are measured at the fair value of the consideration received or receivable net of returns, discounts, rebates, bonuses and direct taxation. Award credits, related to customer loyalty programs, are recognized as a separate component of the sales transaction which grant the right to customers. Therefore, the portion of revenues related to the fair value of award credits granted is recognized as an offset to the item "Other liabilities". The liability is charged to the profit and loss account in the period in which the award credits are redeemed by customers or the related right is lost. The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions. Costs are recorded when the related goods and services are sold or consumed during the year or systematically allocated or when their future economic benefits cannot be identified. Costs associated with emission quotas, determined on the basis of the average prices of the main European markets at period end, are recognized in relation to the amount of the carbon dioxide emissions that exceed the amount assigned. Costs related to the purchase of the emission rights are recorded as intangible assets net of any negative difference between the amount of emissions and the quotas assigned. Revenues related to emission quotas are recognized	when they are realized through a sale transaction. In case of sale, if applicable, the acquired emission rights are considered as the first to be sold. Monetary receivables granted as a substitution of emission rights awarded free of charge are recognized as an offset to item "Other income" of the profit and loss account. Operating lease payments are recognized in the profit and loss account over the length of the contract. Labor costs include stock options granted to managers, consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period[14]. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of stock options is recorded as a charge to "Other reserves". The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalized (see item "Intangible assets" above), are included in the profit and loss account.

Exchange rate differences

Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account. Non-monetary assets and liabilities denominated in currencies other than the functional currency valued at cost are translated at the initial exchange rate. Non-monetary items that are measured at fair value, recoverable amount or net realizable value are translated using the exchange rate at the date when the value is determined.

Dividends

Dividends are recognized at the date of the general Shareholders’ Meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes

Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in "Income taxes payable". Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax rates and the tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets or liabilities are recognized for temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their realization is considered probable. Similarly, deferred tax assets for the carryforward of unused tax credits and unused tax losses are recognized to the extent

(14)	i	The period between the date of the award and the date at which the option can be exercised.

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that the recoverability is probable. Relating to the temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, the related deferred tax liabilities are not recognized if the investor is able to control the timing of reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax liabilities". When the results of transactions are recognized directly in shareholders’ equity, current taxes, deferred tax assets and liabilities are also charged to the shareholders’ equity.

Derivatives

Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities recognized at their fair value which is estimated by using the criteria described in the section "Current assets". When there is objective evidence that an impairment loss has occurred for reasons different from fair value decreases (see item "Current assets") derivative are recognized net of the allowance for impairment losses. Derivatives are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge is highly effective and regularly reviewed. When hedging instruments hedge the risk of changes of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities) the derivatives are recognized at fair value and the effects charged to the profit and loss account. Hedged items are consistently adjusted to reflect the variability of fair value associated with the hedged risk. When derivatives hedge the cash flow variability risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective, are initially recognized in equity and then in the profit and loss account consistently with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are reported in the profit and loss account. Economic effects of transactions to buy or sell commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the underlying, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

4 Financial statements[15]

Assets and liabilities on the balance sheet are classified as current and non-current. Items on the profit and loss account are presented by nature[16]. The statement of comprehensive income shows net profit integrated with income and expenses that are recognized directly in equity according to IFRS. The statement of changes in shareholders’ equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders’ equity. The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

5 Use of accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering and geological criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves are classified as proved undeveloped. Volumes are subsequently reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves in regards to the initial estimate and, in the case of production-sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural as that ultimately will be recovered. Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment

(15)	i	The financial statements are the same reported in the Annual Report 2010.
(16)	i	Further information on financial instruments as classified in accordance with IFRS is provided in Note 34 - Guarantees, commitments and risks - Other information about financial instruments.

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expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in determining whether or not property impairment is to be carried out. The larger the volume of estimated reserves, the lower the likelihood of asset impairment.

Impairment of assets
Tangible assets and intangible assets, including goodwill, are impaired when there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs - see also item "Current assets") related to natural gas volumes not collected under long-term purchase contracts with take-or-pay clauses. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. Oil, natural gas and petroleum product prices (and prices from products which are derived there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The company tests for impairment such assets at the cash-generating unit level on an annual basis and whenever there is an indication that they may be impaired In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the Countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are increased with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted. The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business combinations, typically engages independent external advisors to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and

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other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by Decree No. 471/1999 of the Ministry for the Environment concerning the remediation of contaminated sites; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially responsible parties with respect to such litigations and the possible insurance recoveries.

Provisions for employee benefits
Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include market yields on high quality corporate bonds. The inflation rates reflect market conditions observed Country by Country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved; and (v) determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equity and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period that exceed the greater of 10% of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan. Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effects of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to the profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining the appropriate amount to accrue is a complex estimation process that includes subjective judgments of the management.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract-by-contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region where the activity is carried out, market conditions in that region and any assessment that is necessary to estimate with sufficient precision the total future costs as well as the expected timetable to the end of the contract. Additional income, derived from a change in the scope of work, is included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them.

6 Recent accounting principles

Accounting standards and interpretations issued by the IASB/IFRIC and endorsed by the EU
By Commission Regulation No. 1205/2011 of November 22, 2011, the Amendments to IFRS 7 "Disclosures - Transfers of financial assets" have been endorsed. The document provides supplementary disclosures on financial instruments, with reference to transfers of financial assets, to describe any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The new provisions shall be applied for annual periods beginning on or after July 1, 2011 (for Eni: 2012 financial statements).

Accounting standards and interpretations issued by the IASB/IFRIC and not yet endorsed by the EU
On November 12, 2009, the IASB issued IFRS 9 "Financial instruments" (hereinafter "IFRS 9") which changes recognition and measurement criteria of financial assets and their classification in the financial statements. In particular, new provisions require, interalia, a classification and measurement model of financial assets based exclusively on the following categories: (i) financial assets measured at amortized cost; and (ii) financial assets measured at fair value. New provisions also require that investments in equity instruments, other than subsidiaries, jointly controlled entities or associates, shall be measured at fair value with effects taken to the profit and loss account. If these investments are not held for trading purposes, subsequent changes in the fair value can be recognized in other comprehensive income, even if dividends are taken to the profit and loss account.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Amounts taken to other comprehensive income shall not be subsequently transferred to the profit or loss account even at disposal. In addition, on October 28, 2010, the IASB updated IFRS 9 by incorporating the recognition and measurement criteria of financial liabilities. In particular, new provisions require, interalia, that if a financial liability is measured at fair value through profit or loss, subsequent changes in the fair value attributable to changes in the own credit risk shall be presented in other comprehensive income; the component related to own credit risk is recognized in profit and loss account if the treatment of the changes in own credit risk would create or enlarge an accounting mismatch. On December 16, 2011, the IASB issued the document "Mandatory effective date and transition disclosures" which defer the effective date of IFRS 9 provisions to annual periods beginning on or after January 1, 2015 (previously January 1, 2013).
On May 12, 2011, the IASB issued IFRS 10 "Consolidated Financial Statements" (hereinafter "IFRS 10") and the revised IAS 27 "Separate Financial Statements" (hereinafter "IAS 27") which respectively state principles for presentation and preparation of Consolidated and Separate Financial Statements. IFRS 10 provisions provide, interalia, a new definition of control to be consistently applied to all entities (including vehicles). According to this definition, an entity controls an investee when it is exposed, or has rights, to its (positive and negative) returns from its involvement and has the ability to affect those returns through its power over the investee. The standard provides some indicators to be considered assessing control which include, interalia, potential voting rights, protective rights, the presence of agency relationships and franchise agreements. Furthermore, the new provisions acknowledge the existence of control of an investee even if the investor holds less than majority of voting rights due to shareholding dispersion or passive attitude of other shareholders. IFRS 10 and the revised IAS 27 shall be applied for annual periods beginning on or after January 1, 2013.
On May 12, 2011, the IASB issued IFRS 11 "Joint arrangements" (hereinafter "IFRS 11") and the revised IAS 28 "Investments in associates and joint ventures" (hereinafter "IAS 28"). Depending on the rights and obligations of the parties arising from arrangements, IFRS 11 classifies joint arrangements into two types – joint operations and joint ventures – and states the required accounting treatment. With reference to joint ventures, the new provisions require to account for them using the equity method, eliminating proportionate consolidation. The revised IAS 28 defines, interalia, the accounting treatment to adopt in case of the disposal of an interest, or a portion of an interest, in a joint venture or an associate. IFRS 11 and the revised IAS 28 shall be applied for annual periods beginning on or after January 1, 2013.
On May 12, 2011, the IASB issued IFRS 12 "Disclosure of interests in other entities" (hereinafter "IFRS 12") combine all the disclosures to be provided in financial statements regarding subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 shall be	applied for annual periods beginning on or after January 1, 2013.
On May 12, 2011, the IASB issued IFRS 13 "Fair value measurement" (hereinafter "IFRS 13") in order to define a framework for fair value measurements, required or permitted by other IFRSs, and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants. IFRS 13 shall be applied for annual periods beginning on or after January 1, 2013.
On June 16, 2011 the IASB issued Amendments to IAS 1 "Presentation of items of other comprehensive Income" which require, interalia, entities to group, within other comprehensive income, items on the basis of whether they are potentially reclassifiable to profit or loss account subsequently according to applicable IFRSs (reclassification adjustments). The amendments shall be applied for annual periods beginning on or after July 1, 2012 (for Eni: 2013 financial statements).
On June 16, 2011, the IASB issued the revised IAS 19 "Employee benefits" that requires, interalia: (i) to recognize actuarial gains and losses in other comprehensive income, eliminating the possibility to apply the corridor method. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit or loss account in subsequent periods; and (ii) to replace the separate presentation of the expected return on plan assets and the interest cost, with net interest expense or income. This aggregate is measured applying to the net defined benefit liabilities the discount rate used to measure the obligation. The new provisions require, interalia, additional disclosures with reference to defined benefit plans. The revised IAS 19 shall be applied for annual periods beginning on or after January 1, 2013.
On December 16, 2011 the IASB issued Amendments to IAS 32 "Offsetting financial asset and financial liabilities" (hereinafter "Amendments to IAS 32") and Amendments to IFRS 7 "Disclosures - Offsetting financial assets and financial liabilities" (hereinafter "Amendments to IFRS 7") which respectively state the requirements for offsetting financial assets and financial liabilities and the related disclosures. In particular, the Amendments to IAS 32 state that: (i) in order to set off financial assets and liabilities, the right of set-off must be legally enforceable in all circumstances, or in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties; and (ii) in presence of specific characteristics, the gross simultaneous settlement of financial assets and liabilities that eliminate or result in insignificant credit and liquidity risk may be considered equivalent to net settlement. The amendments to IAS 32 shall be applied for annual periods beginning on or after January 1, 2014. The Amendments to IFRS 7 shall be applied for annual periods beginning on or after January 1, 2013.
Eni is currently reviewing these new IFRS to determine the likely impact on the Group’s results.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Current assets

7 Cash and cash equivalents

Cash and cash equivalents of euro 1,500 million (euro 1,549 million at December 31, 2010) included financing receivables originally due within 90 days amounting to euro 323 million (euro 339 million at December 31, 2010). The latter were related to amounts on deposit with financial institutions accessible only on a 48-hour notice. The average maturity of financing receivables due within 90 days was 26 days and the effective average interest rate amounted to 1.1%.

8 Other financial assets held for trading or available for sale

Other financial assets held for trading or available for sale are set out below:

(euro million)	December 31, 2010	December 31, 2011
Securities held for operating purposes
Listed bonds issued by sovereign states	211	173
Listed securities issued by financial institutions	56	47
Non-quoted securities	6	5
	273	225
Securities held for non-operating purposes
Listed bonds issued by sovereign states	87	16
Listed securities issued by financial institutions	22	21
	109	37
Total	382	262

Securities of euro 262 million (euro 382 million at December 31, 2010) were available for sale. At December 31, 2010 and December 31, 2011, no financial assets were held for trading.
At December 31, 2011, bonds issued by sovereign states amounted to euro 189 million. A break-down by country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date
Fixed rate bonds
Belgium	27	27	from 2.88 to 4.25	from 2014 to 2021
Italy	19	18	from 3.75 to 5.25	from 2013 to 2034
Austria	16	17	from 3.25 to 3.50	from 2013 to 2016
Portugal	24	15	from 3.35 to 5.45	from 2013 to 2019
Ireland	18	15	from 3.90 to 4.50	from 2012 to 2020
Spain	15	14	from 2.75 to 4.10	from 2012 to 2018
Netherlands	12	13	from 4.00 to 4.25	from 2013 to 2016
Germany	10	11	from 3.25 to 4.25	from 2014 to 2015
France	10	10	4.00	from 2013 to 2014
Finland	6	6	from 1.25 to 4.25	from 2012 to 2015
Sweden	4	4	1.88	2012
Slovakia	3	3	4.20	2017
United States of America	3	3	2.00	2012
Floating rate bonds
Italy	31	31		from 2012 to 2013
Belgium	2	2		2012
Total	200	189

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Eni Annual Report / Notes to the Consolidated Financial Statements

The effects of fair value evaluation of securities are set out below:

(euro million)	Carrying amount at December 31, 2010	Changes recognized in equity	Carrying amount at December. 31, 2011
Fair value	(3)	(6)	(9)
Deferred tax liabilities		1	1
Other reserves of shareholders’ equity	(3)	(5)	(8)

Securities held for operating purposes of euro 225 million (euro 273 million at December 31, 2010) were designed to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd for euro 220 million (euro 267 million at December 31, 2010).
The break-down by currency of other financial assets held for trading or available for sale is presented below:

(euro million)	December 31, 2010	December 31, 2011
Euro	308	193
US Dollar	58	51
Indian Rupee	16	18
	382	262

The fair value of securities was calculated basing on quoted market prices.

9 Trade and other receivables

The break-down of trade and other receivables is presented below:

(euro million)	December 31, 2010	December 31, 2011
Trade receivables	17,221	17,709
Financing receivables:
- for operating purposes - short-term	436	468
- for operating purposes - current portion of long-term receivables	220	162
- for non-operating purposes	6	28
	662	658
Other receivables:
- from disposals	86	169
- other	5,667	6,059
	5,753	6,228
	23,636	24,595

Receivables are stated net of the valuation allowance for doubtful accounts of euro 1,651 million (euro 1,524 million at December 31, 2010):

(euro million)	Carrying amount at December 31, 2010	Additions	Deductions	Other changes	Carrying amount at December 31, 2011
Trade receivables	962	171	(52)	(14)	1,067
Financing receivables	6				6
Other receivables	556	6	(7)	23	578
	1,524	177	(59)	9	1,651

During the course of the 2011, Eni transferred, without notification to factoring institutions, certain trade receivables without recourse due by December 31, 2012, for euro 1,779 (euro 1,279 million at December 31, 2010, due by December 31, 2011). Transferred receivables mainly related to the Refining & Marketing segment (euro 1,353 million), the Gas & Power segment (euro 377 million) and the Petrochemical segment (euro 49 million). Following

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Eni Annual Report / Notes to the Consolidated Financial Statements

the contractual arrangements with the financing institutions, Eni collects the sold receivables and transfers the collected amounts to the respective institutions. Trade receivables increased by euro 488 million from the prior year balance sheet date mainly in the Gas & Power segment (euro 1,028 million) and the Refining & Marketing segment (euro 103 million). Trade receivable decreased in the Engineering & Construction segment (down by euro 478 million).
Trade and other receivables were as follows:

December 31, 2010	December 31, 2011

(euro million)	Trade receivables	Other receivables	Total	Trade receivables	Other receivables	Total
Neither impaired nor past due	14,122	4,451	18,573	14,505	5,062	19,567
Impaired (net of the valuation allowance)	1,142	51	1,193	977	221	1,198
Not impaired and past due in the following periods:
- within 90 days	1,291	74	1,365	953	86	1,039
- 3 to 6 months	196	56	252	360	61	421
- 6 to 12 months	177	663	840	441	190	631
- over 12 months	293	458	751	473	608	1,081
	1,957	1,251	3,208	2,227	945	3,172
	17,221	5,753	22,974	17,709	6,228	23,937

Trade receivables not impaired and past due primarily pertained to high-credit-rating public administrations and other highly-reliable counterparties for oil, natural gas and chemical products supplies.
Additions to the allowance reserve for doubtful accounts amounted to euro 171 million (euro 201 million in 2010) primarily related to the Gas & Power segment (euro 119 million) and the Refining & Marketing segment (euro 22 million). Utilizations of the reserve amounted to euro 52 million (euro 191 million in 2010) and related to the Gas & Power segment (euro 21 million), the Refining & Marketing segment (euro 13 million) and the Engineering & Construction segment (euro 12 million).
Trade receivables included amounts withheld to guarantees certain contract work in progress for euro 103 million (euro 70 million at December 31, 2010).
Trade receivables in currencies other than euro amounted to euro 5,693 million.
Receivables related to divestment activities included the current portion of the receivable related to the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government effective from January 1, 2008 (euro 116 million). The reimbursement of the receivable will take place in three annual installments, with the first one due once the commercial production at the Kashagan field starts. Production start-up is currently planned by the end of 2012 or in the first months of 2013. The receivable accrues interest income at market rates. The long-term portion is disclosed under Note 20 - Other non-current receivables.
Other receivables of euro 6,059 million included receivables for euro 504 million (euro 482 million at December 31, 2010) relating the recovery of costs incurred to develop an oil&gas project in the Exploration & Production segment. The receivable amount is currently undergoing arbitration procedure.
Receivables associated with financing operating activities of euro 630 million (euro 656 million at December 31, 2010) included loans made to unconsolidated subsidiaries, joint ventures and associates for euro 345 million (euro 470 million at December 31, 2010) for executing industrial project. Other amounts included euro 250 million for a cash deposit to hedge the loss provision made by Eni Insurance Ltd (euro 159 million at December 31, 2010) and receivables for financial leasing for euro 31 million (euro 19 million at December 31, 2010). More information about receivables for financial leasing is disclosed under Note 18 - Other financial assets.
Receivables not related to operating activities amounted to euro 28 million (euro 6 million at December 31, 2010) and primarily related to restricted deposits in the Engineering & Construction segment.
Financing receivables in currencies other than euro amounted to euro 224 million.

(euro million)	December 31, 2010	December 31, 2011
Receivables originated from divestments	86	169
Accounts receivable from:
- joint venture operators in exploration and production	3,017	3,827
- non-financial government entities	457	62
- insurance companies	131	171
- prepayments for services	1,085	837
- from factoring arrangements	190	150
- other receivables	787	1,012
	5,667	6,059
	5,753	6,228

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Eni Annual Report / Notes to the Consolidated Financial Statements

Receivables from factoring arrangements of euro 150 million (euro 190 million at December 31, 2010) related to Serfactoring SpA and consisted primarily of advances for factoring arrangements with recourse and receivables for factoring arrangements without recourse.
Other receivables in currencies other than euro amounted to euro 4,954 million.
Receivables with related parties are described under Note 42 - Transactions with related parties.
Because of the short-term maturity of trade receivables and other receivables, the fair value approximated their carrying amount.

10 Inventories

The break-down of inventories is presented below:

December 31, 2010	December 31, 2011

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total
Raw and auxiliary materials and consumables	878	167		1,516	2,561	892	172		1,722	2,786
Products being processed and semi-finished products	117	33		1	151	127	25		1	153
Work in progress			428		428			869		869
Finished products and goods	2,721	666		62	3,449	2,892	804		71	3,767
	3,716	866	428	1,579	6,589	3,911	1,001	869	1,794	7,575

Contract works in progress for euro 869 million (euro 428 million at December 31, 2010) are stated net of prepayments for euro 11 million (euro 16 million at December 31, 2010) which corresponded to the amount of the works executed and accepted by customers.
Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Additions	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year
December 31, 2010
Gross carrying amount	5,598	822			124	112	38	6,694
Loss provision	(103)		(16)	23		(2)	(7)	(105)
Net carrying amount	5,495	822	(16)	23	124	110	31	6,589
December 31, 2011
Gross carrying amount	6,694	1,091			(20)	38	(42)	7,761
Loss provision	(105)		(94)	20		(2)	(5)	(186)
Net carrying amount	6,589	1,091	(94)	20	(20)	36	(47)	7,575

Additions for the year amounting to euro 1,091 million were recorded in the Engineering & Construction segment (euro 543 million), the Refining & Marketing segment (euro 249 million) and the Exploration & Production segment (euro 220 million). Increased loss provisions amounting to euro 94 million were mainly recorded in the Petrochemical segment (euro 55 million). Changes in the scope of consolidation of euro 20 million mainly related to Petromar Lda following loss of control (euro 17 million).
Other changes of euro 47 million comprised the reclassification to tangible assets of pseudo-working gas pertaining to Stoccaggi Gas Italia SpA (euro 113 million). Following a recent technical study carried out in collaboration with Politecnico di Torino and the Ministry for Economic Development, such gas resulted as not available or re-injectable in an annual cycle of storage.

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Eni Annual Report / Notes to the Consolidated Financial Statements

11 Current income tax assets

(euro million)	December 31, 2010	December 31, 2011
Italian subsidiaries	297	399
Foreign subsidiaries	170	150
	467	549

Income tax expenses are described under Note 39 - Income taxes.

12 Other current tax assets

(euro million)	December 31, 2010	December 31, 2011
VAT	431	581
Excise and customs duties	192	239
Other taxes and duties	315	568
	938	1,388

The increase in other taxes and duties amounting to euro 253 million was mainly related to foreign subsidiaries for euro 262 million, of which euro 240 million referred to foreign subsidiaries of the Exploration & Production segment.

13 Other current assets

(euro million)	December 31, 2010	December 31, 2011
Fair value of non-hedging and trading derivatives	626	1,562
Fair value of cash flow hedge derivatives	210	157
Other current assets	514	607
	1,350	2,326

The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

December 31, 2010	December 31, 2011

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Interest currency swap				16	50
Currency swap	123	1,357	4,411	204	5,819	833
Other	1	80	162	2	116
	124	1,437	4,573	222	5,985	833
Derivatives on interest rate
Interest rate swap				6		1,885
				6		1,885
Derivatives on commodities
Over the counter	383	2,739	525	1,181	5,644	4,378
Future	33	418		68	452	438
Other	86		448	85		581
	502	3,157	973	1,334	6,096	5,397
	626	4,594	5,546	1,562	12,081	8,115

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Eni Annual Report / Notes to the Consolidated Financial Statements

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 1,562 million (euro 626 million at December 31, 2010) consisted of: (i) euro 1,450 million (euro 596 million at December 31, 2010) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 112 million (euro 30 million at December 31, 2010) of commodity trading derivatives entered by the Gas & Power segment in order to optimize the economic margin as provided by the new risk management strategy.
Fair value of cash flow hedge derivatives of euro 157 million (euro 210 million at December 31, 2010) pertained for euro 154 million to the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by 2012 is disclosed under Note 25 - Other current liabilities; positive and negative fair value of contracts expiring beyond 2012 is disclosed under Note 20 - Other non-current receivables and under Note 30 - Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given under Note 32 - Shareholders’ equity and under Note 36 - Operating expenses.
The nominal value of cash flow hedge derivatives for purchase and sale commitments was euro 3,297 million and euro 610 million, respectively.
Information on hedged risks and hedging policies is disclosed under Note 34 - Guarantees, commitments and risks - Risk factors.
Other assets amounted to euro 607 million (euro 514 million at December 31, 2010) and included prepayments and accrued income for euro 260 million (euro 155 million at December 31, 2010), insurance premiums for euro 64 million (euro 52 million at December 31, 2010) and rentals for euro 18 million (euro 20 million at December 31, 2010).

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Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current assets

14 Property, plant and equipment

(euro million)	Net book amount at the beginning of the year	Additions	Depreciation	Impairments	Changes in the scope of consolidation	Currency translation differences	Reclassification to assets held for sale	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments
December 31, 2010
Land	618	3			18	4		22	665	693	28
Buildings	785	35	(94)	(1)	19	21		67	832	3,194	2,362
Plant and machinery	39,858	3,280	(6,755)	(150)	(652)	1,721		5,689	42,991	108,464	65,473
Industrial and commercial equipment	787	115	(170)			17		242	991	2,309	1,318
Other assets	543	143	(122)		74	18		516	1,172	2,583	1,411
Tangible assets in progress and advances	17,174	8,732		(106)	(58)	833		(5,822)	20,753	22,369	1,616
	59,765	12,308	(7,141)	(257)	(599)	2,614		714	67,404	139,612	72,208
December 31, 2011
Land	665	9			100	(9)	(2)	8	771	799	28
Buildings	832	305	(131)	(40)		12	(9)	458	1,427	3,544	2,117
Plant and machinery	42,991	3,704	(6,094)	(601)	16	866	(209)	6,821	47,494	121,166	73,672
Industrial and commercial equipment	991	383	(206)	(2)		(5)		(702)	459	1,789	1,330
Other assets	1,172	117	(113)	(5)	(116)	6	(1)	(231)	829	2,308	1,479
Tangible assets in progress and advances	20,753	7,140		(243)		523		(5,575)	22,598	24,257	1,659
	67,404	11,658	(6,544)	(891)		1,393	(221)	779	73,578	153,863	80,285

Capital expenditures of euro 11,658 million (euro 12,308 million in 2010) related to the Exploration & Production segment for euro 8,162 million (euro 8,622 million in 2010), the Gas & Power segment for euro 1,281 million (euro 1,251 million in 2010), the Engineering & Construction segment for euro 1,084 million (euro 1,541 million in 2010) and the Refining & Marketing segment for euro 860 million (euro 704 million in 2010). Capital expenditures included capitalized finance expenses of euro 147 million (euro 186 million at December 31, 2010) relating to the Exploration & Production segment (euro 79 million), the Gas & Power segment (euro 36 million), the Refining & Marketing segment (euro 16 million) and the Engineering & Construction segment (euro 12 million). The interest rates used for capitalizing finance expense ranged from 1.0% to 3.7% (0.8% and 4.8% at December 31, 2010).
The depreciation rates used ranged as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

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Eni Annual Report / Notes to the Consolidated Financial Statements

The break-down of impairments losses recorded in 2011 amounting to euro 891 million (euro 257 million at December 31, 2010) and the associated tax effect is provided below:

(euro million)	2010	2011
Impairment losses
Refining & Marketing	72	484
Exploration & Production	123	189
Petrochemicals	52	174
Other segments	10	44
	257	891
Tax effects
Refining & Marketing	28	194
Exploration & Production	49	65
Petrochemicals	15	47
Other segments	3	3
	95	309
Impairments net of the relevant tax effects
Refining & Marketing	44	290
Exploration & Production	74	124
Petrochemicals	37	127
Other segments	7	41
	162	582

In assessing whether impairment is required, the carrying value of an item of property, plant and equipment is compared with its recoverable amount. The recoverable amount is the higher between an asset’s fair value less costs to sell and its value-in-use. Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by using the value-in-use which is calculated by discounting the estimated cash flows arising from the continuing use of an asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit - CGU). The Group’s has identified its main CGUs: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields whereby technical, economic or contractual features make underlying cash flows interdependent; (ii) in the Gas & Power segment, transport and distribution networks and related facilities, storage sites and re-gasification facilities in a consistent way with the gas segments of operations that are defined by Regulatory Authorities for the purpose of setting tariffs. Other CGUs in the Gas & Power segment are gas carrier ships and plants for the production of electricity; (iii) in the Refining & Marketing segment, refining plants, warehouses and commercial facilities relating to each distribution channels and by Country (ordinary network, high-ways network, and wholesale activities); (iv) in the Petrochemical segment, production plants by business and related facilities; and (v) in the Engineering & Construction segment, the business units E&C Offshore and E&C Onshore, onshore drilling facilities and individual rigs for offshore operations.
The recoverable amount is calculated by discounting the estimated cash flows deriving from the continuing use of the CGU and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. The CGUs recoverable amounts in the regulated businesses of gas transportation, distribution, storage and re-gasification equal the regulatory asset base which is recognized by the Regulatory Authority, considering that the operating costs are recovered in tariffs.
Cash flows are determined on the basis of the best information available at the moment of the assessment deriving: (i) for the first four years of each projection, from the Company’s four-year plan adopted by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates; (ii) beyond the four-year plan horizon, cash flow projections are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins; (c) for the CGUs of the Petrochemical segment, the economical and technical life of the plants and associated projections of expenditures to support plant efficiency, and normalized operating results plus depreciation; (d) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2%; and (e) for the regulated businesses of gas transportation, distribution, storage and re-gasification, a terminal value equal to the regulatory asset base (RAB) of the last-year-plan; (iii) commodity prices are estimated on the basis of the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes and capital budget allocation (see Note 3 - Summary of significant accounting policies). In particular, the long-term price of oil adopted for assessing the future cash flows of the Company’s CGUs was $85 per barrel which is adjusted to take into account the expected inflationary rate from 2015 onwards.
Values-in-use are determined by discounting post-tax cash flows at a rate which corresponds for the Exploration & Production, Refining & Marketing

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Eni Annual Report / Notes to the Consolidated Financial Statements

and Petrochemical segments to the Company’s weighted average cost of capital, adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). In 2011, the adjusted post-tax rates used for assessing values-in-use decreased by 0.5 percentage points on average from the previous year reflecting a reduced market risk premium for the Eni’s share. Such trend was partially offset by an increase in the other financial parameters used for determining the cost of capital: cost of borrowings to Eni determined by expected trends for spreads and management’s estimates for the composition of the Company’s finance debt, increased risk-free yields reflecting the higher risk premium for Italy and an appreciation of the Country risk of Eni’s portfolio. In 2011, the adjusted WACC used for impairment test purposes ranged from 7.5% to 12.5%.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
The amount of impairments recorded in the Refining & Marketing segment of euro 484 million reflects management’s expectations of incurring further operating losses due to a continuing weak trading environment for the refining business negatively affected by rising feedstock costs, excess capacity and anticipated poor demand for fuels on the back of the economic downturn. Based on these drivers, management recognized impairment losses of the Company’s refining plants by adjusting their book value to the lower values-in-use considering expectations of negative margins in the short and medium term. Other minor impairments regarded a retail network, marginal lines of business and certain safety and maintenance expenditures incurred in the period that were written-off because they related to assets previously impaired. The largest impairment losses were recorded at two CGUs which were tested for impairment using a post-tax discount rate of 8%, corresponding to a pre-tax discount rate of 10.7-10.9%.
In the Exploration & Production segment were recorded asset impairments for a total amount of euro 189 million which primarily related to gas properties located in USA as a result of a changed price environment and downward reserve revisions. The only material impairment loss referred to a single CGU was assessed using a post-tax discount rate of 7.5%, corresponding to a pre-tax discount rate of 9.7%.
In the Petrochemical segment impairment losses amounted to euro 174 million and related to a marginal business line lacking any profitability perspectives and certain safety and maintenance expenditures incurred in the period that were written-off because they related to assets previously impaired.
Change in the consolidation area essentially related to the inclusion in the scope of consolidation, following the full acquisition of Terminal Portuário do Guarujá SA (euro 100 million) and, as a decrease, loss of control of Petromar Lda (euro 99 million).
Foreign currency translation differences of euro 1,393 million were primarily related to translation of entities accounts denominated in US dollar (euro 1,337 million).
The reclassification to assets held for sale of euro 221 million was primarily related to certain non-strategic assets of the Exploration & Production segment (euro 206 million).
Other changes of euro 779 million related to the initial recognition and change in estimates of the costs for dismantling and site restoration (euro 740 million) and the reclassification from inventories (euro 113 million) and inventories - compulsory stock (euro 1 million) of pseudo-working gas pertaining to Stoccaggi Gas Italia SpA, as a consequence of a recent technical study carried out in collaboration with Politecnico di Torino and the Ministry for Economic Development for which such gas resulted as not available or re-injectable in an annual cycle of storage. The initial recognition and change in estimates of the costs for dismantling and site restoration (euro 740 million) pertained to the Exploration & Production segment (euro 874 million) and to Stoccaggi Gas Italia SpA (down euro 137 million). The downward estimate revision was made by Stoccaggi Gas Italia SpA reflecting a new time schedule of the disbursements for dismantling and restoring of gas storage sites, which was adopted prospectively from January 1, 2010. It is now assumed that the settlement of the obligations will occur 20 years later than the previous estimates based on the probable time extension of ongoing concessions to operate the relevant storage sites. This assumption is consistent with the tariff-setting mechanism approved by the Authority for Electricity and Gas. Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at the beginning of the year	Acquisitions	Impairment losses	Transfers to Proved Mineral Interest	Other changes and currency translation differences	Book amount at the end of the year
December 31, 2010
Congo	1,164			(7)	91	1,248
USA	882		(84)	(150)	70	718
Turkmenistan	649			(12)	51	688
Algeria	452			(43)	37	446
Other Countries	231			(61)	(9)	161
	3,378		(84)	(273)	240	3,261
December 31, 2011
Congo	1,248			(8)	40	1,280
Nigeria		697			61	758
Turkmenistan	688			(70)	17	635
Algeria	446	57		(34)	16	485
USA	718		(64)	(458)	21	217
Other Countries	161			(34)	(6)	121
	3,261	754	(64)	(604)	149	3,496

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Eni Annual Report / Notes to the Consolidated Financial Statements

Acquisitions for the year related to the awards of blocks and interests in licenses in Nigeria and Algeria.
The accumulated provisions for impairments amounted to euro 6,186 million and euro 6,816 million at December 31, 2010 and 2011, respectively.
At December 31, 2011, Eni pledged property, plant and equipment for euro 27 million primarily as collateral against certain borrowings (euro 28 million as of December 31, 2010).
Government grants recorded as a decrease of property, plant and equipment amounted to euro 724 million (euro 753 million at December 31, 2010).
Assets acquired under financial lease agreements amounted to euro 19 million (euro 27 million at December 31, 2010), of which, euro 14 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities and euro 5 million related to service stations in the Refining & Marketing segment.
Contractual commitments related to the purchase of property, plant and equipment are disclosed under Note 34 - Guarantees, commitments and risks - Liquidity risk.
Property, plant and equipment under concession arrangements are described under Note 34 - Guarantees, commitments and risks - Asset under concession arrangements.

Property, plant and equipment by segment

(euro million)	December 31, 2010	December 31, 2011
Property, plant and equipment, gross
Exploration & Production	85,494	96,561
Gas & Power	22,510	23,655
Refining & Marketing	14,177	14,884
Petrochemicals	5,226	5,438
Engineering & Construction	10,714	11,809
Other activities	1,614	1,617
Corporate and financial companies	372	422
Elimination of intra-group profits	(495)	(523)
	139,612	153,863
Accumulated depreciation, amortization and impairment losses
Exploration & Production	44,973	51,034
Gas & Power	8,634	9,138
Refining & Marketing	9,411	10,126
Petrochemicals	4,236	4,478
Engineering & Construction	3,292	3,840
Other activities	1,536	1,541
Corporate and financial companies	201	226
Elimination of intra-group profits	(75)	(98)
	72,208	80,285
Property, plant and equipment, net
Exploration & Production	40,521	45,527
Gas & Power	13,876	14,517
Refining & Marketing	4,766	4,758
Petrochemicals	990	960
Engineering & Construction	7,422	7,969
Other activities	78	76
Corporate and financial companies	171	196
Elimination of intra-group profits	(420)	(425)
	67,404	73,578

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Eni Annual Report / Notes to the Consolidated Financial Statements

15 Inventory - compulsory stock

(euro million)	December 31, 2010	December 31, 2011
Crude oil and petroleum products	1,874	2,284
Natural gas	150	149
	2,024	2,433

Compulsory inventories were primarily held by Italian subsidiaries (euro 2,010 million and euro 2,418 million at December 31, 2010 and 2011, respectively) in accordance with minimum stock requirements of oil, petroleum products and natural gas set forth by applicable laws.

16 Intangible assets

(euro million)	Net book amount at the beginning of the year	Additions	Depreciation	Impairment losses	Currency translation differences	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments
December 31, 2010
Intangible assets with finite useful lives
Exploration expenditures	631	1,038	(1,235)		52	52	538	2,323	1,785
Industrial patents and intellectual property rights	138	38	(87)			61	150	1,374	1,224
Concessions, licenses, trademarks and similar items	671	40	(160)		1	23	575	2,410	1,835
Service concession arrangements	3,412	300	(134)	(10)	6	(12)	3,562	6,205	2,643
Intangible assets in progress and advances	581	138		(1)		(60)	658	664	6
Other intangible assets	1,626	8	(128)		9	(1)	1,514	2,048	534
	7,059	1,562	(1,744)	(11)	68	63	6,997	15,024	8,027
Intangible assets with indefinite useful lives
Goodwill	4,410			(430)	17	178	4,175
	11,469	1,562	(1,744)	(441)	85	241	11,172
December 31, 2011
Intangible assets with finite useful lives
Exploration expenditures	538	1,245	(1,244)		17	8	564	2,634	2,070
Industrial patents and intellectual property rights	150	37	(85)	(2)	(1)	57	156	1,474	1,318
Concessions, licenses, trademarks and similar items	575	10	(159)			421	847	2,827	1,980
Service concession arrangements	3,562	308	(142)		(13)	(25)	3,690	6,361	2,671
Intangible assets in progress and advances	658	171				(581)	248	254	6
Other intangible assets	1,514	9	(128)		7	20	1,422	2,074	652
	6,997	1,780	(1,758)	(2)	10	(100)	6,927	15,624	8,697
Intangible assets with indefinite useful lives
Goodwill	4,175			(152)	2	(2)	4,023
	11,172	1,780	(1,758)	(154)	12	(102)	10,950

Exploration expenditures of euro 564 million mainly related to license acquisition costs that are amortized on a straight-line basis over the contractual term of the exploration lease or fully written off against profit and loss upon expiration of terms or management’s decision to cease any exploration activities. Additions for the year included exploration drilling expenditures which were fully amortized as incurred for euro 1,017 million (euro 1,009 million at December 31, 2010).
Concessions, licenses, trademarks and similar items for euro 847 million primarily comprised transmission rights for natural gas imported from Algeria (euro 705 million) and concessions for mineral exploration (euro 81 million).
Service concession arrangements of euro 3,690 million primarily pertained to Italian gas distribution activities for euro 3,618 million (euro 3,492 million at December 31, 2010). The distribution of gas is operated through concessions which are granted to distribution companies by local public administrations. In 2011, a specific Decree issued by the Italian Government established 177 territorial basins representing the lowest levels of aggregation of municipalities. The new concessions will be granted based on these new territorial basins. When an existing concession expires, the new operator who takes over the concession will award the previous operator a compensation for the distribution network based on an industrial assessment of the asset value. Tariffs for the distribution service are defined by the Italian Authority for electricity and gas. Applicable regulations award concessions

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Eni Annual Report / Notes to the Consolidated Financial Statements

to distribution companies exclusively by means of competitive bid. Concessions are granted for a maximum term of 12 years. Government grants recorded as a decrease in the carrying amounts of service concession arrangements amounted to euro 756 million (euro 729 million as of December 31, 2010).
Other intangible assets with finite useful lives of euro 1,422 million primarily pertained to: (i) customer relationship and order backlog for euro 1,036 million (euro 1,140 million at December 31, 2010) recognized upon the business combination of Distrigas NV. These assets are amortized on the basis of the supply contract with the longest term (19 years) and the residual useful life of sale contracts (4 years); (ii) an option to develop offshore storage capacity for the commercial modulation of gas in the British North Sea which was recognized upon the acquisition of Eni Hewett Ltd amounting to euro 248 million (euro 241 million at December 31, 2010). The asset impairment test confirmed the recoverability of the book value; (iii) royalties for the use of licenses by Polimeri Europa SpA amounting to euro 60 million (euro 64 million at December 31, 2010); and (iv) estimated costs for Eni’s social responsibility projects in relation to oil development programs in Val d’Agri and in North Adriatic area connected to mineral rights under concession for euro 50 million (euro 35 million at December 31, 2010) following commitments made with the Basilicata Region, the Emilia Romagna Region and the Province and Municipality of Ravenna.
The depreciation rates used were as follows:

(%)
Exploration expenditures	14	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	33
Service concession arrangements	2	-	20
Other intangible assets	4	-	25

Impairment losses of intangible assets with indefinite useful life (goodwill) amounted to euro 152 million and mainly related to the Gas & Power segment (euro 149 million), as described below.
The carrying amount of goodwill at the end of the year was euro 4,023 million (euro 4,175 million at December 31, 2010) net of cumulative impairments amounting to euro 726 million. The break-down of goodwill by operating segment is as follows:

(euro million)	December 31, 2010	December 31, 2011
Gas & Power	3,000	2,845
Engineering & Construction	749	749
Exploration & Production	262	270
Refining & Marketing	164	159
	4,175	4,023

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are represented by such commercial business units whose cash flows are largely interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from their disposal at the end of the useful life. The CGUs recoverable amounts in the regulated businesses of gas transportation, distribution, storage and re-gasification equal the regulatory asset base which is recognized by the Regulatory Authority, considering that the operating costs are recovered in tariffs.
Cash flows are determined on the basis of the best information available at the moment of the assessment deriving:
(i) for the first four years of each projection, from the Company’s four-year plan adopted by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates;
(ii) beyond the four-year plan horizon, cash flow projections are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins; (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2%; and (d) for the regulated businesses of gas transportation, distribution, storage and re-gasification, a terminal value equal to the regulatory asset base (RAB) of the last-year-plan;
(iii) commodity prices are estimated on the basis of the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes and capital budget allocation (see Note 3 - Summary of significant accounting policies). In particular, the long-term price of oil adopted for assessing the future cash flows of the Company’s CGUs was $85 per barrel which is adjusted to take into account the expected inflationary rate from 2015 onwards.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Values-in-use are determined by discounting post-tax cash flows at a rate which corresponds:
(i) for the Exploration & Production, Refining & Marketing and Petrochemical segments to the Company’s weighted average cost of capital, adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). In 2011, the adjusted post-tax rates used for assessing values-in-use decreased by 0.5 percentage points on average from the previous year reflecting a reduced market risk premium for the Eni’s share. Such trend was partially offset by an increase in the other financial parameters used for determining the cost of capital: cost of borrowings to Eni determined by expected trends for spreads and management’s estimates for the composition of the Company’s finance debt, increased risk-free yields reflecting the higher risk premium for Italy and an appreciation of the Country risk of Eni’s portfolio. In 2011, the adjusted WACC used for impairment test purposes ranged from 7.5% to 12.5%;
(ii) the impairment test rate for the Gas & Power segment was estimated on the basis of a sample of comparable companies in the utility industry. The impairment test rate for the Engineering & Construction segment was derived from market data. Rates used in the Gas & Power segment were adjusted to take into consideration risks specific to each Country of activity, while rates used in the Engineering & Construction segment did not reflect any Country risks as most of the Company assets are not permanently located in a specific Country. Rates for the Gas & Power segment ranged from 7% to 8%, unchanged from the previous year as the decrease observed in the equity risks for gas companies was lower than the oil sector and was offset by an increase in the other financial parameters used for determining the cost of capital. In the Engineering & Construction segment, the discount rate was 8.5%, with a decrease of 0.5 percentage points from the previous year due to a lower equity risk;
(iii) for the regulated activities, the discount rates were assumed to be equal to the rates of return defined by the Italian Authority for electricity and gas.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
Goodwill has been allocated to the following CGUs.

Gas & Power segment

(euro million)	December 31, 2010	December 31, 2011
Domestic gas market	767	767
Foreign gas market	1,918	1,763
- of which European market	1,722	1,668
Domestic natural gas transportation network	305	305
Other	10	10
	3,000	2,845

Goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of Italgas SpA minorities in 2003 through a public offering (euro 706 million). This CGU engages in supplying gas to residential customers and small businesses. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of that CGU, including the allocated goodwill.
Goodwill allocated to the CGU European market was mainly recognized upon the purchase price allocation of the Distrigas business combination in 2009. The CGU comprises Distrigas marketing activities and those activities managed directly or indirectly by the Gas & Power Division of the parent company Eni SpA, which includes marketing activities in France, Germany, Benelux, UK, Switzerland and Austria. Those business units jointly benefited from the business combination synergies. In 2011, this goodwill was increased by euro 95 million as the result of the definitive allocation of the goodwill related to the purchase in 2010 of Altergaz SA. In performing the impairment review of the recoverability of the CGU carrying amount at the balance sheet date, management recognized an impairment loss amounting to euro 149 million considering a reduced profitability outlook for the gas business over the short to medium-term.
The key assumptions adopted in assessing future cash flow projections of both the CGUs domestic market and European market included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers was derived from the four-year-plan approved by the Company’s top management which reduced with respect to past reviews the projected returns and cash flows particularly in the European market, driven by expectations for weak demand growth due to the current economic downturn, continuing competitive pressures fuelled by oversupplies, and increased commercial risk. The European market is expected to be negatively affected by lowering marketing margins over the next four years. This reflects ongoing development of very liquid spot markets for gas and the circumstance that spot prices have increasingly become the prevailing reference price for contractual formulae in supplies outside Italy, whereas Eni’s purchase costs for gas are mainly indexed to the price of oil and refined products. In the current trading environment gas spot prices are expected to fail to track the oil-linked cost of Eni’s supplies as weak demand growth and oversupplies will continue to fuel pricing competition among gas operators. This trend will negatively affect gas margins. Management believes that trends in spot prices and oil-linked costs of supplies will re-couple in 2014 at the earliest. Compared to the impairment review performed in 2010, management is now assuming: (i) an average reduction of 25% in unit marketing margins on future gas sales used to assess the value-in-use of the European market CGU; (ii) an average reduction of 3% in planned sales volumes; while the discount rate and the growth rate are unchanged from previous assumptions. The industrial and financial forecasts for the next four-year plan of the gas business as well as the amount of the impairment loss recognized in 2011 consolidated accounts both take into consideration management assumptions to renegotiate better economic terms within the Company’s long-term gas purchase contracts, so as to restore the competitiveness of the Company’s cost position in the current depressed scenario for the gas sector. In the course of 2011, Eni finalized a number of important contractual renegotiations

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Eni Annual Report / Notes to the Consolidated Financial Statements

by obtaining improved economic conditions for supplies and wider contractual flexibility with a benefit to its commercial programs. In the first quarter 2012 management has finalized new important renegotiations the economic benefits of which have been determined considering the whole 2011 (see Note 45 - Subsequent events).
The terminal value of the CGUs was estimated based on the perpetuity method of the last year of the plan assuming a long-term nominal growth rate equal to zero for both the CGUs. Value in use of the CGU European market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.5% that corresponds to the pre-tax rate of 9.3% (unchanged from the previous year). Value-in-use of the CGU Italian market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7% that corresponds to the pre-tax rate of 13.1% (7% and 11.7%, respectively in the previous year).
The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 298 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 27.1% on average in the projected commercial margins; (ii) a decrease of 27.1% on average in the projected sales volumes; (iii) an increase of 3.3 percentage points in the discount rate; and (iv) a negative nominal growth rate of 4.4%. The recoverable amount of the CGU and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).
Goodwill allocated to the domestic natural gas transportation network CGU was recognized alongside the repurchase of own shares by Snam Rete Gas SpA and equals the difference between the purchase cost over the carrying amount of the corresponding share of net equity. The recoverable amount of the CGU is assessed based on its Regulatory Asset Base (RAB) as recognized by the Italian Authority for electricity and gas and is higher than its carrying amount, including the allocated goodwill. Management believes that no reasonable change in the assumptions adopted would cause the headroom of the CGU to be reduced to zero.

Engineering & Construction segment

(euro million)	December 31, 2010	December 31, 2011
E&C Offshore	415	415
E&C Onshore	318	315
Other	16	19
	749	749

The segment goodwill of euro 749 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs E&C Offshore and E&C Onshore. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill.
The key assumptions adopted for assessing the recoverable amounts of those two CGUs which exceeded their respective carrying amounts related to operating results, the discount rate and the growth rates adopted to determine the terminal value. Information on those drivers were collected from the four-year-plan approved by the Company’s top management, while the terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the cash flow of the last year in the four-year plan. Value in use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 8.5% (9% in 2010) which corresponds to the pre-tax rate of 11.1% and 12.1% for the E&C Offshore business unit and the E&C Onshore one respectively (11.8% and 13%, respectively in the previous year). The headroom of the E&C Offshore business unit of euro 4,942 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a decrease of 57% in the operating result of the four-year plan; (ii) an increase of about 9 percentage points in the discount rate; and (iii) negative real growth rate.
Changes in each of the assumptions that would cause the headroom of the E&C Onshore business unit to be reduced to zero are greater than those applicable to the E&C Offshore construction CGU described above.
The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 270 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved mineral interests of the business combinations Lasmo, Burren Energy (Congo) and First Calgary (Algeria) executed in previous reporting periods; and (ii) in the Refining & Marketing segment goodwill amounted to euro 159 million at the balance sheet date. Goodwill amounting to euro 63 million pertained to retail networks in the Czech Republic, Hungary and Slovakia which were purchased in 2008, for which profitability expectations have remained unchanged from the previous-year impairment review. Additionally, goodwill of euro 76 million included the allocation of the purchase price of a business combination involving a network of service stations in Austria acquired in 2010 and marginal lines of business in Italy and Europe (euro 20 million) that were impaired for an amount of euro 3 million.

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Eni Annual Report / Notes to the Consolidated Financial Statements

17 Investments

Investments accounted for using the equity method

(euro million)	Book amount at the beginning of the year	Additions	Divestments and reimbursements	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Book amount at the end of the year
December 31, 2010
Investments in unconsolidated entities controlled by Eni	217	32	(3)	75	(18)	(38)	9	(18)	256
Joint ventures	3,327	44	(526)	379	(124)	(312)	124	(177)	2,735
Associates	2,284	187	(33)	263	(7)	(130)	81	32	2,677
	5,828	263	(562)	717	(149)	(480)	214	(163)	5,668
December 31, 2011
Investments in unconsolidated entities controlled by Eni	256	8	(19)	35	(7)	(39)	4	(16)	222
Joint ventures	2,735	93	(35)	376	(68)	(276)	45	(268)	2,602
Associates	2,677	134	(34)	267	(31)	(138)	45	99	3,019
	5,668	235	(88)	678	(106)	(453)	94	(185)	5,843

Addition for the year of euro 235 million mainly related to a capital contribution made to Angola LNG Ltd (euro 129 million) which is currently engaged in building a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6%). Other capital contributions related to the subscription of the new companies Zagoryanska Petroleum BV (euro 30 million), Est Più Società per Azioni (euro 29 million) and Pokrovskoe Petroleum BV (euro 26 million).Divestments and reimbursements of equity-accounted investments of euro 88 million mainly pertained to the capital reimbursement of Eteria Parohis Aeriou Thessalonikis AE (euro 34 million) and the sale of Viscolube SpA (euro 32 million).
Share of profit of equity-accounted investments and the decrease following the distribution of the dividends pertained to the following companies:

December 31, 2010	December 31, 2011

(euro million)	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)
Unión Fenosa Gas SA	116	126	50.00	152	148	50.00
Galp Energia SGPS SA	147	55	33.34	144	39	33.34
United Gas Derivatives Co	47	44	33.33	49	44	33.33
PetroSucre SA	15	7	26.00	37		26.00
Blue Stream Pipeline Co BV	36		50.00	34	9	50.00
Unimar Llc	18	23	50.00	32		50.00
Saipon Snc	24		60.00	31		60.00
Eni BTC Ltd	37	35	100.00	28	34	100.00
Azienda Energia e Servizi Torino SpA	26	24	49.00	23	26	49.00
Supermetanol CA		15	34.51	17	25	34.51
Trans Austria Gasleitung GmbH	98	67	89.00
Other investments	153	84		131	128
	717	480		678	453

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Eni Annual Report / Notes to the Consolidated Financial Statements

Share of losses of equity-accounted investments related to the following companies:

December 31, 2010	December 31, 2011

(euro million)	Share of loss of equity-accounted investments	Eni’s interest (%)	Share of loss of equity-accounted investments	Eni’s interest (%)
EnBW Eni Verwaltungsgesellschaft mbH			30	50.00
GreenStream BV			23	50.00
Enirepsa Gas Ltd			14	50.00
CARDÓN IV SA	40	50.00	12	50.00
Pokrovskoe Petroleum BV			9	30.00
Artic Russia BV	14	60.00	7	60.00
Immobiliare Est SpA	10	100.00	1	100.00
Super Octanos CA	36	49.00
Starstroi Llc	14	50.00
Altergaz SA	10	41.62
Other investments	25		10
	149		106

Share of losses of equity-accounted investments in EnBW Eni Verwaltungsgesellschaft mbH was driven by a reduced profitability outlook due to the current downturn in the European gas market. GreenStream BV incurred losses caused by the shut down of the import pipeline from Libya throughout the peak of the Country’s internal crisis (which lasted approximately 6 months). The GreenStream pipeline was restarted in the last part of the year. Other changes of euro 185 million included the full write-down of the book value recognized as "Income (expense) from investments" of Ceska Rafinerska AS in relation to the impairment test of the relevant CGU due to management’s expectation of incurring future losses driven by a negative outlook for the refining segment (euro 157 million). The transfer to investments in unconsolidated controlled entities of Eni Medio Oriente SpA occurred in 2011 following the exclusion from the scope of consolidation due to immateriality (euro 11 million).

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Eni Annual Report / Notes to the Consolidated Financial Statements

List of equity-accounted investments:

December 31, 2010	December 31, 2011

(euro million)	Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)
Investments in unconsolidated entities controlled by Eni:
- Eni BTC Ltd	104	34,000,000	100.00	100	34,000,000	100.00
- Eni BBI Ltd	28	1,200,000	100.00		1	100.00
- Other investments (*)	124			122
	256			222
Joint ventures:
- Blue Stream Pipeline Co BV	435	1,000	50.00	476	1,000	50.00
- Unión Fenosa Gas SA	468	273,100	50.00	465	273,100	50.00
- Artic Russia BV	445	12,000	60.00	428	12,000	60.00
- Azienda Energia e Servizi Torino SpA	172	54,150,000	49.00	169	54,150,000	49.00
- Toscana Energia SpA	155	70,304,854	48.13	159	70,304,854	48.08
- Eteria Parohis Aeriou Thessalonikis AE	160	150,846,500	49.00	130	116,546,500	49.00
- Raffineria di Milazzo ScpA	128	175,000	50.00	130	175,000	50.00
- GreenStream BV	147	100,000,000	50.00	128	100,000,000	50.00
- Unimar Llc	74	50	50.00	111	50	50.00
- CARDÓN IV SA	17	4,305	50.00	74	6,455	50.00
- Supermetanol CA	66	49,000,000	34.51	59	49,000	34.51
- Eteria Parohis Aeriou Thessalias AE	43	38,445,008	49.00	45	38,445,008	49.00
- Zagoryanska Petroleum BV				32	10,800	60.00
- Est Più Società per Azioni				30	2,940,000	70.00
- Saipon Snc	21	12,000	60.00	30	12,000	60.00
- EnBW Eni Verwaltungsgesellschaft mbH	285	1	50.00
- Starstroi Llc	19	1	50.00
- Other investments (*)	100			136
	2,735			2,602
Associates:
- Galp Energia SGPS SA	1,005	276,472,161	33.34	1,103	276,472,161	33.34
- Angola LNG Ltd	841	961,209,900	13.60	1,008	1,141,284,004	13.60
- PetroSucre SA	198	26,000	26.00	244	5,727,800	26.00
- EnBW Eni Verwaltungsgesellschaft mbH				237	1	50.00
- United Gas Derivatives Co	94	950,000	33.33	102	950,000	33.33
- Fertilizantes Nitrogenados de Oriente CEC	68	1,933,662,121	20.00	68	1,933,662,121	20.00
- ACAM Gas SpA	48	3,336,410	49.00	48	3,336,410	49.00
- Distribuidora de Gas del Centro SA	32	50,303,329	31.35	31	50,303,329	31.35
- Termica Milazzo Srl	40	9,296,400	40.00	26	9,296,400	40.00
- Gaz de Bordeaux SAS	27	257,576	34.00	26	257,576	34.00
- Rosetti Marino SpA	24	800,000	20.00	25	800,000	20.00
- Ceska Rafinerska AS	189	303,301	32.44		303,301	32.44
- Other investments (*)	111			101
	2,677			3,019
	5,668			5,843

(*)	Each individual amount included herein did not exceed euro 25 million.

Carrying amounts of investments in unconsolidated entities, including entities controlled by Eni, joint ventures and associates, comprised differences between the purchase price of relevant shareholdings and the corresponding Eni’s share in the net equity of each entities amounting to euro 512 million, of which euro 354 million referred to goodwill. Such differences primarily related to Unión Fenosa Gas SA for euro 195 million of goodwill, EnBW Eni Verwaltungsgesellschaft mbH for euro 174 million (of which: goodwill euro 16 million) and Galp Energia SGPS SA for euro 106 million (goodwill).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The fair value of an investment listed on a regulated exchange market was as follows:

Shares (No.)	Ownership (%)	Price per share (euro)	Fair value (euro million)
Galp Energia SGPS SA	276,472,161	33.34	11.38	3,146

The table below sets out the provisions for losses included in the provisions for contingencies of euro 151 million (euro 124 million at December 31, 2010), primarily related to the following equity-accounted investments:

(euro million)	December 31, 2010	December 31, 2011
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	59	100
Southern Gas Constructors Ltd	31	11
Charville - Consultores e Serviços Lda	12	7
Other investments	22	33
	124	151

Other investments

(euro million)	Net book amount at the beginning of the year	Additions	Currency translation differences	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Accumulated impairment charges
December 31, 2010
Investments in unconsolidated entities controlled by Eni	44		2	(17)	29	29
Associates	8		1	1	10	18	8
Other investments	364	4	16	(1)	383	390	7
	416	4	19	(17)	422	437	15
December 31, 2011
Investments in unconsolidated entities controlled by Eni	29	2	(1)	(27)	3	3
Associates	10		(10)	13	13	21	8
Other investments	383	8	7	(15)	383	390	7
	422	10	(4)	(29)	399	414	15

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.
The net carrying amount of other investments of euro 399 million (euro 422 million at December 31, 2010) was related to the following entities:

December 31, 2010	December 31, 2011

(euro million)	Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)
Investments in unconsolidated entities controlled by Eni (*)	29			3
Associates	10			13
Other investments:
- Interconnector (UK) Ltd	136	2,050,017	16.07	136	2,050,017	16.07
- Nigeria LNG Ltd	89	118,373	10.40	91	118,373	10.40
- Darwin LNG Pty Ltd	79	213,995,164	10.99	73	213,995,164	10.99
- other (*)	79			83
	383			383
	422			399

(*)	Each individual amount included herein did not exceed euro 25 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 21 million (euro 76 million at December 31, 2010) and were primarily in relation to the following entities:

(euro million)	December 31, 2010	December 31, 2011
Caspian Pipeline Consortium R - Closed Joint Stock Co	19	16
Eni BB Ltd (in liquidation)	28
Other investments	29	5
	76	21

Other information about investments

The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and associates:

December 31, 2010	December 31, 2011

(euro million)	Unconsolidated entities controlled by Eni	Joint ventures	Associates	Unconsolidated entities controlled by Eni	Joint ventures	Associates
Total assets	2,383	5,711	5,087	2,393	5,655	6,165
Total liabilities	2,193	3,022	2,410	2,279	3,085	3,144
Net sales from operations	113	3,497	5,134	86	3,011	6,347
Operating profit	(9)	434	323	(2)	484	316
Net profit	32	252	225	41	299	234

The total assets and liabilities of unconsolidated controlled entities of euro 2,393 million and euro 2,279 million, respectively (euro 2,383 million and euro 2,193 million at December 31, 2010) pertained to entities acting as sole-operator in the management of oil and gas contracts for euro 2,208 million and euro 2,096 million (euro 2,172 million and euro 2,054 million at December 31, 2010). The residual amount pertained to not significant entities that were excluded from the scope of consolidation for the reasons described under Note 1 - Basis of presentation.

18 Other financial assets

(euro million)	December 31, 2010	December 31, 2011
Receivables for financing operating activities	1,488	1,516
Securities held for operating purposes	35	62
	1,523	1,578

Receivables for financing operating activities are stated net of the valuation allowance for doubtful accounts of euro 32 million (the same amount as of December 31, 2010).
Operating financing receivables of euro 1,516 million (euro 1,488 million at December 31, 2010) primarily pertained to loans granted by the Exploration & Production segment (euro 826 million), the Gas & Power segment (euro 517 million) and the Refining & Marketing segment (euro 83 million) and receivables for financial leasing for euro 47 million (euro 78 million at December 31, 2010). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 694 million. Receivables for financial leasing pertained to the disposal of the Belgian gas network by Finpipe GIE. The following table shows principal receivable by maturity date, which was obtained by summing future lease payment receivables discounted at the effective interest rate, interest and the nominal value of future lease receivables:

Maturity range

(euro million)	Within 12 months	Between one and five years	Total
Principal receivable	31	47	78
Interests	5	5	10
Undiscounted value of future lease payments	36	52	88

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Receivables with a maturity date within one year is disclosed among current assets in the item trade receivables for operating purposes - current portion of long-term receivables under Note 9 - Trade and other receivables.
Receivables for financing operating activities in currencies other than euro amounted to euro 1,338 million (euro 1,128 million at December 31, 2010).
Receivables for financing operating activities due beyond five years amounted to euro 896 million (euro 823 million at December 31, 2010).
The valuation at fair value of financing receivables of euro 1,574 million has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.7% to 3.1% (0.8% and 4.1% at December 31, 2010).
Receivables with related parties are described under Note 42 - Transactions with related parties.
Securities of euro 62 million (euro 35 million at December 31, 2010), designated as held-to-maturity investments, are listed bonds issued by the Italian Government (euro 26 million) and foreign governments (euro 36 million), of which Belgium euro 10 million, Spain euro 9 million and France euro 5 million.
Securities with a maturity beyond five years amounted to euro 24 million.
The valuation at fair value of financial securities has resulted in marginal effects. The fair value of securities was derived from quoted market prices.

19 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 4,045 million (euro 3,421 million at December 31, 2010).

(euro million)	Amount at December 31, 2010	Additions	Deductions	Currency translation differences	Other changes	Amount at December 31, 2011
4,864	2,036	(882)	145	(649)	5,514

Deferred tax assets are described under Note 29 - Deferred tax liabilities.
Income tax expenses are described under Note 39 - Income taxes.

20 Other non-current receivables

(euro million)	December 31, 2010	December 31, 2011
Tax receivables from:
- Italian tax authorities
. income tax	14	16
. interest on tax credits	65	66
	79	82
- foreign tax authorities	106	72
	185	154
Other receivables:
- related to divestments	800	535
- other non-current	224	258
	1,024	793
Fair value of non-hedging and trading derivatives	420	714
Fair value of cash flow hedge derivatives	102	33
Other asset	1,624	2,531
	3,355	4,225

Receivables originated from divestments amounted to euro 535 million and comprised: (i) the residual outstanding amount of euro 302 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield. The receivable accrues interests at market conditions as the collection has been fractionated in installments. As agreed by the parties, the reimbursement is in kind through equivalent assignment of volumes of crude oil. In the 2011, Eni collected nine loads of oil for a total amount equal to euro 187 million (US$260 million). In January 2012, Eni collected a further load for an amount equal to US$29 million. Negotiations for further equivalent collections of hydrocarbons are ongoing; and (ii) the long-term portion of a receivable related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government, which became effective from January 1, 2008 (euro 220 million). The reimbursement of the receivable is provided for in three annual installments commencing from the date of the production start-up which is planned at the end of 2012 or in the first months of 2013. The receivable accrues interest income at market rates. The short-term portion is disclosed under Note 9 - Trade and other receivables.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The fair values of non-hedging derivative contracts and derivative contracts held for trading were as follows:

December 31, 2010	December 31, 2011

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Interest currency swap	171	714	95	277	948	219
Currency swap	11	83	99	16	197
	182	797	194	293	1,145	219
Derivatives on interest rate
Interest rate swap	83	691	3,615	82	713	300
	83	691	3,615	82	713	300
Derivatives on commodities
Over the counter	134	1,578	119	326	3,010	922
Future				2	120
Other	21		54	11		116
	155	1,578	173	339	3,130	1,038
	420	3,066	3,982	714	4,988	1,557

Derivative fair values are calculated basing on market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging and trading derivatives of euro 714 million (euro 420 million at December 31, 2010) consisted of: (i) euro 680 million (euro 392 million at December 31, 2010) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not related to specific trade or financing transactions; (ii) euro 34 million (euro 28 million at December 31, 2010) of commodity trading derivatives entered by the Gas & Power segment in order to optimize the economic margin as provided by the new risk management strategy.
Fair value of cash flow hedge derivatives of euro 33 million (euro 102 million at December 31, 2010) regarded the Gas & Power segment. Further information is disclosed under Note 13 - Other current assets. Fair value related to the contracts expiring beyond 2012 is disclosed under Note 30 - Other non-current liabilities; fair value related to the contracts expiring in 2012 is disclosed under Note 13 - Other current assets and under Note 25 - Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed under Note 32 - Shareholders’ equity and Note 36 - Operating expenses.
The nominal values of cash flow hedge derivatives for purchase and sale commitments were euro 204 million and euro 379 million, respectively.
Information on the hedged risks and the hedging policies is disclosed under Note 34 - Guarantees, commitments and risks - Risk factors.
Other non-current asset of euro 2,531 million (euro 1,624 million at December 31, 2010) mainly included prepayments amounting to euro 2,227 million (euro 1,436 million at December 31, 2010) that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements. The increase was due to the circumstance that the Company’s gas off-takes for the year were lower than the annual minimum quantity thus triggering the take-or-pay clause, net of limited amounts of volumes make-up on previous-year prepayments. In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-take the pre-paid volumes in future years alongside the contract execution, for its entire duration or a shorter term as the case may be. The carrying amounts of those deferred costs, which are substantially equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. The amount of volumes pre-paid reflects ongoing difficult market condition in the European gas sector due to weak demand and strong competitive pressures fuelled by oversupplies. In future years, management plans to recover the prepaid volumes once current market imbalances have been absorbed, leveraging the expected long-term growth outlook in gas demand, and a projected sales expansion in target European markets and Italy supported by strengthening the Company’s market leadership and an improved competitiveness of the Company’s cost position.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Current liabilities

21 Short-term debt

(euro million)	December 31, 2010	December 31, 2011
Banks	1,950	786
Commercial papers	4,244	2,997
Other financial institutions	321	676
	6,515	4,459

Short-term debt decreased by euro 2,056 million mainly due to net repayments (euro 2,481 million), partially offset by a change in the scope of consolidation due to the divestment of Eni Gas Transport Deutschland SpA, Eni Gas Transport GmbH and Eni Gas Transport International SA (euro 170 million) and currency and translation differences (euro 138 million). Commercial papers of euro 2,997 million (euro 4,244 million at December 31, 2010) were issued by the Group’s financial subsidiaries Eni Finance International SA (euro 2,111 million) and Eni Finance USA Inc (euro 886 million).
The break-down by currency of short-term debt is provided below:

(euro million)	December 31, 2010	December 31, 2011
Euro	2,919	2,896
US dollar	3,403	1,430
Other currencies	193	133
	6,515	4,459

In 2011, the weighted average interest rate on short-term debt was 1.1% (0.7% in 2010).
At December 31, 2011, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 2,551 million and euro 9,346 million, respectively (euro 2,498 million and euro 7,860 million at December 31, 2010). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.
At December 31, 2011, Eni did not report non-fulfillment of covenants or contractual violations in relation to borrowing facilities.

22 Trade and other payables

(euro million)	December 31, 2010	December 31, 2011
Trade payables	13,111	13,436
Advances	3,139	2,313
Other payables:
- related to capital expenditures	1,856	2,280
- others	4,469	4,833
	6,325	7,163
	22,575	22,912

Increased trade receivables amounting to euro 325 million primarily related to the Gas & Power segment (euro 708 million) and, as decrease, to the Refining & Marketing segment (euro 309 million).
Advances of euro 2,313 million (euro 3,139 million at December 31, 2010) related to prepayments and advances on contract work in progress for euro 1,037 million and for euro 795 million, respectively, (euro 1,539 million and euro 1,042 million at December 31, 2010, respectively) and other advances for euro 481 million (euro 558 million at December 31, 2010). Advances on contract work in progress were in respect of the Engineering & Construction segment. Other advances for euro 42 million (euro 251 million at December 31, 2010) pertained to prepayments received by gas customers relating to gas off-takes for the year lower than the annual minimum quantity thus triggering the take-or-pay clause. The Company expects that those customers will make up the associated volumes within end of the next year.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Other payables were as follows:

(euro million)	December 31, 2010	December 31, 2011
Payables due to:
- suppliers in relation to investing activities	1,224	1,544
- joint venture operators in exploration and production activities	304	468
- other	328	268
	1,856	2,280
Other payables:
- joint venture operators in exploration and production activities	2,078	2,356
- employees	571	589
- social security entities	261	269
- non-financial government entities	628	137
- other	931	1,532
	4,469	4,883
	6,325	7,163

Other payables of euro 1,532 million (euro 931 million at December 31, 2010) included payables due to gas suppliers for euro 719 million (euro 214 million at December 31, 2010) relating to the triggering of the take-or-pay clause, net of the amounts paid by Eni for the year.
Payables to related parties are described under Note 42 - Transactions with related parties.
The fair value of trade and other payables matched their respective carrying amounts considering the short-term maturity of trade payables.

23 Income taxes payable

(euro million)	December 31, 2010	December 31, 2011
Italian subsidiaries	300	390
Foreign subsidiaries	1,215	1,702
	1,515	2,092

Income tax expenses are described under Note 39 - Income taxes.

24 Other taxes payable

(euro million)	December 31, 2010	December 31, 2011
Excise and customs duties	930	1,049
Other taxes and duties	729	847
	1,659	1,896

25 Other current liabilities

(euro million)	December 31, 2010	December 31, 2011
Fair value of non-hedging and trading derivatives	656	1,668
Fair value of cash flow hedge derivatives	475	121
Other liabilities	489	448
	1,620	2,237

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

December 31, 2010	December 31, 2011

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Currency swap	162	4,776	1,582	448	3,979	8,076
Interest currency swap	18	116		6	116
Other	1	141	29	1		23
	181	5,033	1,611	455	4,095	8,099
Derivatives on interest rate
Interest rate swap	11	25	1,504	3		735
	11	25	1,504	3		735
Derivatives on commodities
Over the counter	354	430	2,277	1,066	3,829	4,620
Future	10		161	63	418	173
Other	100		442	81		548
	464	430	2,880	1,210	4,247	5,341
	656	5,488	5,995	1,668	8,342	14,175

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 1,668 million (euro 656 million at December 31, 2010) consisted of: (i) euro 1,587 million (euro 621 million at December 31, 2010) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 80 million (euro 35 million at December 31, 2010), of commodity trading derivatives entered by the Gas & Power segment in order to optimize the economic margin as provided by the new risk management strategy; (iii) euro 1 million, of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
The fair value of cash flow hedge derivatives amounted to euro 121 million (euro 475 million at December 31, 2010) and pertained to the Gas & Power segment for euro 119 million (euro 244 million for the Gas & Power segment and euro 231 million for the Exploration & Production segment at December 31, 2010). Fair value pertaining to the Gas & Power segment related to derivatives that were designated to hedge exchange rate and commodity risk exposures as described under Note 13 - Other current receivables. A cash flow hedge transaction was settled in 2011 in the Exploration & Production segment relating the sale of 9 mmbbl part of a multi-year transaction which hedged 125.7 mmbbl in the 2008-2011 period. Fair value of contracts expiring by end of 2012 is disclosed under Note 13 - Other current assets; fair value of contracts expiring beyond 2012 is disclosed under Note 30 - Other non-current liabilities and under Note 20 - Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed under Note 32 - Shareholders’ equity and under Note 36 - Operating expenses.
The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 3,409 million and euro 452 million, respectively (euro 1,805 million and euro 849 million at December 31, 2010, respectively).
Information on the hedged risks and the hedging policies is disclosed under Note 34 - Guarantees, commitments and risks - Risk factors.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current liabilities

26 Long-term debt and current portion of long-term debt

At December 31,	Long-term maturity

(euro million)	Maturity range	2010	2011	Current maturity 2012	2013	2014	2015	2016	After	Total
Banks	2012-2029	7,224	9,654	1,601	1,329	3,681	629	1,285	1,129	8,053
Ordinary bonds	2012-2040	13,572	15,049	397	1,607	1,337	2,231	1,492	7,985	14,652
Other financial institutions	2012-2023	472	435	38	57	46	48	48	198	397
		21,268	25,138	2,036	2,993	5,064	2,908	2,825	9,312	23,102

Long-term debt, including the current portion of long-term debt, of euro 25,138 million (euro 21,268 million at December 31, 2010) increased by euro 3,870 million. The increase comprised new issuance net of repayments made for euro 3,585 million and currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 143 million.
Debt from banks of euro 9,654 million included amounts against committed borrowing facilities for euro 4,107 million.
Debt from other financial institutions of euro 435 million (euro 472 million at December 31, 2010) included euro 15 million of finance lease transactions (euro 17 million at December 31, 2010).
Eni entered into long-term borrowing facilities with the European Investment Bank. In 2011, Eni entered into long-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be provided to be agreed upon with the lenders. At December 31, 2010 and 2011, the amount of short and long-term debt subject to restrictive covenants was euro 1,685 million and euro 2,316 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.
Bonds of euro 15,049 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 10,802 million and other bonds for a total of euro 4,247 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The following table provides a break-down of bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2011:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)

(euro million)	from	to	from	to
Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	61	1,561	EUR		2016		5.000
- Eni SpA	1,500	45	1,545	EUR		2013		4.625
- Eni SpA	1,500	9	1,509	EUR		2019		4.125
- Eni SpA	1,250	68	1,318	EUR		2014		5.875
- Eni SpA	1,250	(1)	1,249	EUR		2017		4.750
- Eni SpA	1,000	17	1,017	EUR		2020		4.000
- Eni SpA	1,000	33	1,033	EUR		2018		3.500
- Eni Finance International SA	539	11	550	GBP	2018	2021	4.750	6.125
- Eni Finance International SA	459	3	462	YEN	2012	2037	1.150	2.810
- Eni Finance International SA	300	7	307	EUR	2017	2031	3.750	5.600
- Eni Finance International SA	197	3	200	USD	2013	2015	4.450	4.800
- Eni Finance International SA	16		16	EUR		2015		variable
- Eni Finance International SA	35		35	USD		2013		variable
	10,546	256	10,802
Other bonds:
- Eni SpA	1,000	11	1,011	EUR		2015		4.000
- Eni SpA	1,109	(5)	1,104	EUR		2017		4.875
- Eni SpA	1,000	(9)	991	EUR		2015		variable
- Eni SpA	215		215	EUR		2017		variable
- Eni SpA	348	1	349	USD		2020		4.150
- Eni SpA	271		271	USD		2040		5.700
- Eni USA Inc	309	(4)	305	USD		2027		7.300
- Eni UK Holding Plc	1		1	GBP		2013		variable
	4,253	(6)	4,247
	14,799	250	15,049

As of December 31, 2011, bonds maturing within 18 months (euro 1,705 million) were issued by Eni SpA (euro 1,545 million), Eni Finance International SA (euro 159 million) and Eni UK Holding Plc (euro 1 million). During the 2011, Eni SpA and Eni Finance International SA issued bonds for euro 1,319 million and euro 174 million, respectively.
The following table provides a break-down by currency of long-term debt and its current portion and the related weighted average interest rates.

December 31, 2010 (euro million)	Average rate (%)	December 31, 2011 (euro million)	Average rate (%)
Euro	18,895	3.5	22,196	3.2
US dollar	1,415	5.7	1,926	5.0
British pound	527	5.5	551	5.3
Japanese yen	426	2.0	462	2.0
Other currencies	5	6.8	3	6.3
	21,268		25,138

As of December 31, 2011, Eni had undrawn committed long-term borrowing facilities of euro 3,201 million (euro 4,901 million at December 31, 2010). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Fair value of long-term debt, including the current portion of long-term debt amounted to euro 27,103 million (euro 22,607 million at December 31, 2010):

(euro million)	December 31, 2010	December 31, 2011
Ordinary bonds	14,790	16,895
Banks	7,306	9,727
Other financial institutions	511	481
	22,607	27,103

Fair value was calculated by discounting the expected future cash flows at discount rates ranging from 0.7% to 3.1% (0.8% and 4.1% at December 31, 2010).
At December 31, 2011, Eni did not pledge restricted deposits as collateral against its borrowings.
The analysis of net borrowings, as defined in the "Financial Review", was as follows:

December 31, 2010	December 31, 2011

(euro million)	Current	Non-current	Total	Current	Non-current	Total
A.	Cash and cash equivalents	1,549		1,549	1,500		1,500
B.	Available-for-sale securities	109		109	37		37
C.	Liquidity (A+B)	1,658		1,658	1,537		1,537
D.	Financing receivables	6		6	28		28
E.	Short-term debt towards banks	1,950		1,950	786		786
F.	Long-term debt towards banks	499	6,725	7,224	1,601	8,053	9,654
G.	Bonds	410	13,162	13,572	397	14,652	15,049
H.	Short-term debt towards related parties	127		127	503		503
I.	Other short-term debt	4,438		4,438	3,170		3,170
L.	Other long-term debt	54	418	472	38	397	435
M.	Total borrowings (E+F+G+H+I+L)	7,478	20,305	27,783	6,495	23,102	29,597
N.	Net borrowings (M-C-D)	5,814	20,305	26,119	4,930	23,102	28,032

Available-for-sale securities of euro 37 million (euro 109 million at December 31, 2010) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 287 million (euro 308 million at December 31, 2010), of which euro 220 million (euro 267 million at December 31, 2010) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.
Financing receivables of euro 28 million (euro 6 million at December 31, 2010) were held for non-operating purposes. The Company held at the reporting date certain financing receivables which were destined to operating purposes amounting to euro 630 million (euro 656 million at December 31, 2010), of which euro 345 million (euro 470 million at December 31, 2010) were in respect of financing granted to unconsolidated entities which executed capital projects and investments on behalf of Eni’s Group companies and a euro 250 million cash deposit (euro 159 million at December 31, 2010) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

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Eni Annual Report / Notes to the Consolidated Financial Statements

27 Provisions

(euro million)	Carrying amount at December 31, 2010	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at December 31, 2011
Provision for site restoration, abandonment and social projects	5,741		803	253	(153)		157	(21)	6,780
Provision for environmental risks	3,104	206		(3)	(194)	(22)		(7)	3,084
Provision for legal and other proceedings	692	241			(123)	(81)	9	336	1,074
Provision for taxes	357	66			(49)	(1)	8	(37)	344
Loss adjustments and actuarial provisions for Eni’s insurance companies	398	4			(59)				343
Provision for losses on investments	200	53				(28)		(53)	172
Provision for redundancy incentives	202	99			(121)	(19)	1	1	163
Provision for onerous contracts	108	77			(64)		3	1	125
Provision for OIL insurance cover	79	20				(1)			98
Provision for long-term construction contracts	22	59			(21)		1	(1)	60
Provision for coverage of unaccounted-for gas	31							23	54
Provision for the supply of goods	288	39		(3)	(33)	(2)		(261)	28
Other (*)	570	232			(132)	(92)	(2)	(166)	410
	11,792	1,096	803	247	(949)	(246)	177	(185)	12,735

(*)	Each individual amount included herein does not exceed euro 50 million.

Provisions for site restoration, abandonment and social projects amounted to euro 6,780 million. Those provisions comprised the discounted estimated costs that the Company expects to incur for decommissioning oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 6,404 million). The additions for the year amounted to euro 803 million and were primarily due to estimates revisions and the initial recognition of abandonment costs taken in connection with new field start-up in the Exploration & Production segment for euro 918 million. Furthermore, costs associated with certain of social projects were recognized pertaining to oil development programs in Val d’Agri and in the North Adriatic area with the Basilicata Region, the Emilia Romagna Region and the Province and Municipality of Ravenna for euro 19 million. Also a decrease was recognized due to changed timing assumptions of future expenditures for dismantling and restoring gas storage sites of Stoccaggi Gas Italia SpA for euro 137 million (for more information see Note 16 - Intangible assets). An amount of euro 253 million was recognized through profit and loss as accretion charge of the period. The discount rates adopted ranged from 1.4% to 9.3% (from 2.1% to 8.9% at December 31, 2010). Main expenditures associated with site restoration and abandonment operations will be incurred over a 30-year period starting from 2017.
Provisions for environmental risks amounted to euro 3,084 million. Those provisions comprised the estimated costs for environmental clean-up and restoration of certain industrial sites which were owned or held in concession by the Company, and subsequently divested, shut-down or liquidated. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to perform certain cleaning-up and restoration projects and reliable cost estimation is available. Such provision comprised the cost estimate relating to a proposal for a global environmental transaction filled with the Ministry of the Environment, Land and Sea on January 26, 2011, according to Article 2 of Law Decree 208/2008 (euro 1,109 million). In accordance with the Law, the competent technical offices, in particular The Institute for Environmental Protection and Research (ISPRA) and the Evaluator Commission for investment supporting planning and management of environmental activities (COVIS) started a preliminary assessment which is currently ongoing. At December 31, 2011, provisions for environmental risks were primarily related to Syndial SpA (euro 2,497 million) and the Refining & Marketing segment (euro 404 million). Additions of euro 206 million primarily related to Syndial SpA (euro 142 million) and the Refining & Marketing segment (euro 35 million). Reversal of utilized provisions of euro 194 million primarily related to Syndial SpA (euro 88 million) and the Refining & Marketing segment (euro 75 million).
Provisions for legal and other proceedings of euro 1,074 million comprised the expected liabilities due to failure to perform certain contractual obligations and estimated future losses on pending litigation including legal, antitrust and administrative matters. These provisions represented the Company’s best estimate of the expected probable liabilities and primarily related to the Gas & Power segment (euro 555 million) and Syndial SpA (euro 281 million). Additions of euro 241 million included a charge amounting to euro 69 million following a sentence recently issued by the Court of Justice of the European Community in connection with an antitrust proceeding in the European sector of rubbers. The matter is fully disclosed under Note 34 - Guarantees, commitments and risks - Legal Proceedings. Reversals of utilized and unutilized provision comprised reversals for euro 65 million and euro 10 million, respectively, related to the settlement of the Agrifactoring/Serfactoring proceeding. Other changes for the year of euro 336 million included an amount reclassified from the parent Company Eni SpA which was previously reported in the provision for the supply of goods (see below) (euro 261 million).
Provisions for taxes of euro 344 million primarily included charges for unsettled tax claims in connection with uncertain applications of the tax regulation for

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foreign subsidiaries of the Exploration & Production segment (euro 254 million) and of the Engineering & Construction segment (euro 64 million).
Loss adjustments and actuarial provisions of Eni’s insurance companies of euro 343 million represented the expected liabilities accrued on the basis for third parties claims. Such liabilities were partly offset by a receivable of euro 90 million recognized towards insurance companies for reinsurance contracts.
Provisions for losses on investments of euro 172 million were made with respect to certain investees for which expected or incurred losses exceeded carrying amounts (more information is disclosed under Note 17 - Investments).
Provisions for redundancy incentives of euro 163 million were recognized with a restructuring program involving the Italian personnel for the period 2010-2011 in compliance with Law No. 223/1991 which provided a scheme for early retirement. An addition amounting to euro 99 million was accrued to adjustment the expected liability to take account of changed retirement requirements introduced by Law No. 214/2011.
Provisions for onerous contracts of euro 125 million related to the execution of contracts where the expected costs exceed the relevant benefits. In particular, the provision comprised the estimated expected losses on a re-gasification project in the United States.
Provisions for the OIL mutual insurance scheme of euro 98 million included the estimated future increase of insurance charges, as a result of accidents that occurred in past periods that will be recognized to the mutual insures over the next 5 years by Eni.
Provisions for long-term construction contracts of euro 60 million related to the Engineering & Construction segment (euro 45 million) and the Exploration & Production segment (euro 15 million).
A provision of euro 54 million was accrued to take into account the expected volumes of gas that Snam Rete Gas SpA is required to supply over the next 2 years to balance the lower volumes of the network lost gas that will be charged to the shippers in the same period.
Provisions for the supply of goods in the amount of euro 28 million included the estimated costs of supply contract revisions made by Eni SpA. Other changes of euro 261 million concerned a reclassification to provision for legal and other proceedings.

28 Provisions for employee benefits

(euro million)	December 31, 2010	December 31, 2011
TFR	423	394
Foreign pension plans	295	334
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	108	104
Other benefits	206	207
	1,032	1,039

Provisions for benefits upon termination of employment primarily related to a provisions accrued by Italian companies for employee retirement, determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The benefit is paid upon retirement as a lump sum, the amount of which corresponds to the total of the provisions accrued during the employees’ service period based on payroll costs as revalued until retirement. Following the changes in the law regime, from January 1, 2007 accruing benefits have been contributing to a pension fund or a treasury fund held by the Italian administration for post-retirement benefits (INPS). For companies with less than 50 employees, it will be possible to continue the scheme as in previous years. Therefore, contributions of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be treated in accordance to a defined contribution scheme. Amounts already accrued before January 1, 2007 continue to be accounted for as defined benefits to be assessed based on actuarial assumptions.
Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in Nigeria, Germany and United Kingdom. Benefits under these plans consist of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to the retirement.
Group companies provide healthcare benefits to retired managers. Liability to these plans (FISDE and other foreign healthcare plans) and the current cost are limited to the contributions made by the Company.
Other benefits primarily consisted of monetary and long-term incentive schemes to Group managers both of which normally vest over a three-year period upon fulfillment of certain performance conditions. Provisions for the monetary incentive scheme are assessed based on the estimated bonuses which will be granted to those managers who will achieve certain individual performance goals weighted with the likelihood that the Company delivers the planned profitability targets upon the same period. Provisions for the long-term incentive scheme are assessed on the basis of the estimated trends of a performance indicator as benchmarked against a group of international oil companies. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(euro million)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total
2010
Present value of benefit liabilities and plan assets at beginning of year	447	1,146	(500)	115	188	1,396
Current cost		42		2	50	94
Interest cost	22	36		6	6	70
Amendments		9				9
Expected return on plan assets			(20)			(20)
Employee contributions		1	(30)			(29)
Actuarial gains/losses	8	(22)	(4)	4	6	(8)
Benefits paid	(42)	(28)	9	(7)	(45)	(113)
Curtailments and settlements		(113)	115			2
Currency translation differences and other changes	(2)	38	(38)		1	(1)
Present value of benefit liabilities and plan assets at end of year	433	1,109	(468)	120	206	1,400
2011
Present value of benefit liabilities and plan assets at beginning of year	433	1,109	(468)	120	206	1,400
Current cost		41		2	53	96
Interest cost	20	39		6	4	69
Amendments		6				6
Expected return on plan assets			(17)			(17)
Employee contributions			(36)			(36)
Actuarial gains/losses	(13)	(24)	(7)	3		(41)
Benefits paid	(50)	(26)	15	(12)	(55)	(128)
Curtailments and settlements
Currency translation differences and other changes	1	(35)	(57)	(1)	(1)	(93)
Present value of benefit liabilities and plan assets at end of year	391	1,110	(570)	118	207	1,256

Other benefits of euro 207 million (euro 206 million at December 31, 2010) primarily concerned the deferred monetary incentive plan for euro 118 million (euro 126 million at December 31, 2010), Jubilee awards for euro 61 million (euro 59 million at December 31, 2010) and the long-term incentive plan for euro 7 million (euro 2 million at December 31, 2010).
The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(euro million)	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011
Present value of benefit obligations with plan assets			874	877
Present value of plan assets			(468)	(570)
Net present value of benefit obligations with plan assets			406	307
Present value of benefit obligations without plan assets	433	391	235	233	120	118	206	207
Actuarial gains (losses) not recognized	(10)	3	(273)	(139)	(9)	(11)
Past service cost not recognized			(73)	(67)	(3)	(3)
Net liabilities recognized in provisions for employee benefits	423	394	295	334	108	104	206	207

The net liability for foreign employee pension plans of euro 334 million (euro 295 million at December 31, 2010) included the liabilities related to joint ventures operating in exploration and production activities for euro 121 million and euro 149 million at December 31, 2010 and 2011, respectively. A receivable of an amount equivalent to such liability was recorded.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Costs charged to the profit and loss account were as follows:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits	Total
2010
Current cost		42	2	50	94
Interest cost	22	36	6	6	70
Expected return on plan assets		(20)			(20)
Amortization of actuarial gains (losses)		8		7	15
Effect of curtailments and settlements		5			5
	22	71	8	63	164
2011
Current cost		41	2	53	96
Interest cost	20	39	6	4	69
Expected return on plan assets		(17)			(17)
Amortization of actuarial gains (losses)		8			8
Effect of curtailments and settlements		2			2
	20	73	8	57	158

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at year end and in the estimate of costs expected for 2012 were as follows:

(%)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits
2010
Discount rate	4.8	2.7-14.0	4.8	1.8-4.8
Expected return rate on plan assets		3.5-14.0
Rate of compensation increase	3.0	2.0-14.0
Rate of price inflation	2.0	0.8-13.0	2.0	2.0
2011
Discount rate	4.8	2.6-15.5	4.8	3.6-4.8
Expected return rate on plan assets		3.2-12.3
Rate of compensation increase	3.0	2.0-12.3
Rate of price inflation	2.0	0.1-13.8	2.0	2.0
Italian plans were based on mortality tables prepared by Ragioneria dello Stato (RG48), with the exception of the medical plan FISDE for which, starting from the end of 2011, were adopted mortality tables prepared by Istat (Istat Proiettate e Selezionate - ISP55).
Expected return rates by plan assets have been determined by reference to quoted prices expressed in regulated markets. Plan assets consisted of the following:

(%)	Plan assets	Expected return
Securities	11.1	5.8-6.1
Bonds	57.5	2.0-12.3
Real estate	4.5	5.2-6.0
Other	26.9	0.5-12.3
Total	100.0

The actual return of the plan assets amounted to euro 24 million (the same amount as of December 31, 2010).

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With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(euro million)	1% increase	1% decrease
Impact on the current costs and interest costs	1	(1)
Impact on net benefit obligation	15	(12)

The amount expected to be accrued to employee benefit plans for 2012 amounted to euro 121 million, of which euro 71 million referred to defined benefit plans.
The break-down of changes in the actuarial estimates of the net liability with respect to prior year amounts due to the difference between actual data at the end of the reporting period and the corresponding prior year actuarial assumptions is provided below:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits
2007
Impact on benefit obligation	(8)	6
Impact on plan assets		3
2008
Impact on benefit obligation	7	15	3	1
Impact on plan assets		(62)
2009
Impact on benefit obligation	(7)	4	3	2
Impact on plan assets		(16)
2010
Impact on benefit obligation	(1)	(31)	1	4
Impact on plan assets		3
2011
Impact on benefit obligation	3	(21)	2
Impact on plan assets		10

The present value of liabilities for employee benefit plans and the fair value of plan assets consisted of the following:

(euro million)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
Present value of liabilities
TFR	476	443	447	433	391
Foreign pension plans	621	802	1,146	1,109	1,110
FISDE and other foreign medical plans	92	94	115	120	118
Other benefits	118	168	188	206	207
	1,307	1,507	1,896	1,868	1,826
Fair value of plan assets
Foreign pension plans	(362)	(453)	(500)	(468)	(570)
	(362)	(453)	(500)	(468)	(570)
Present value of net liabilities
TFR	476	443	447	433	391
Foreign pension plans	259	349	646	641	540
FISDE and other foreign medical plans	92	94	115	120	118
Other benefits	118	168	188	206	207
	945	1,054	1,396	1,400	1,256

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Eni Annual Report / Notes to the Consolidated Financial Statements

29 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 4,045 million (euro 3,421 million at December 31, 2010).

(euro million)	Amount at December 31, 2010	Additions	Deductions	Currency translation differences	Other changes	Amount at December 31, 2011
5,924	2,030	(531)	299	(602)	7,120

Deferred tax assets and liabilities consisted of the following:

(euro million)	December 31, 2010	December 31, 2011
Deferred tax liabilities	9,345	11,165
Deferred tax assets available for offset	(3,421)	(4,045)
	5,924	7,120
Deferred tax assets not available for offset	(4,864)	(5,514)
	1,060	1,606

Net deferred tax liabilities of euro 7,120 million comprised: (i) an adjustment to deferred taxation due to a changed tax rate applicable to a production sharing agreement in the Exploration & Production segment (euro 573 million), including an adjustment to deferred taxation which was recognized upon allocation of the purchase price as part of a business combination when the mineral interest was acquired by Eni; (ii) the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge for euro 28 million of deferred tax liabilities. Further information on cash flow hedge derivatives is disclosed under Note 25 - Other current liabilities.
The most significant temporary differences giving rise to net deferred tax liabilities are disclosed below:

(euro million)	Carrying amount at December 31, 2010	Additions	Deductions	Currency translation differences	Other changes	Carrying amount at December 31, 2011
Deferred tax liabilities:
- accelerated tax depreciation	5,698	1,320	(229)	223	213	7,225
- difference between the fair value and the carrying amount of assets acquired following business combinations	1,209	339	(21)	43	(264)	1,306
- site restoration and abandonment (tangible assets)	440	73	(24)	9	(54)	444
- application of the weighted average cost method in evaluation of inventories	174	49	(9)		(1)	213
- capitalized interest expense	146	21	(10)		1	158
- other	1,678	228	(238)	24	127	1,819
	9,345	2,030	(531)	299	22	11,165
Deferred tax assets:
- site restoration and abandonment (provisions for contingencies)	(1,555)	(234)	24	(51)	(163)	(1,979)
- depreciation and amortization	(1,500)	(333)	45	(58)	33	(1,813)
- accruals for impairment losses and provisions for contingencies	(1,717)	(370)	307		(16)	(1,796)
- unrealized intercompany profits	(908)	(72)	71	3	131	(775)
- assets revaluation as per Laws No. 342/2000 and No. 448/2001	(637)	(1)	18		(1)	(621)
- carry-forward tax losses	(238)	(235)	147	(9)	(4)	(339)
- other	(1,730)	(791)	270	(30)	45	(2,236)
	(8,285)	(2,036)	882	(145)	25	(9,559)
Net deferred tax liabilities	1,060	(6)	351	154	47	1,606

Deductible temporary differences giving rise to deferred tax assets are recognized to the extent that is probable that sufficient taxable profit will be available against which part or all of the deductible temporary differences can be utilized.
Italian taxation law, modified by Article 23 of Law Decree No. 98/2011, allows the carry-forward of tax losses indefinitely. Foreign taxation laws generally allow the carry-forward of tax losses over a period longer than the five subsequent years, and in many cases, indefinitely. The tax rate applied to determine the portion of carry-forwards tax losses to be utilized equaled to an average rate of 17.6% for Italian companies, by considering the

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Eni Annual Report / Notes to the Consolidated Financial Statements

different taxation for energy companies and companies included in the consolidation statement for fiscal purposes, and an average rate of 32.1% for foreign companies.
Carry-forward tax losses amounted to euro 1,480 million and can be used indefinitely for euro 1,313 million. Carry-forward tax losses regarded Italian companies for euro 153 million and foreign companies euro 1,327 million. Carry-forward tax losses for which are probable the offsetting against future taxable profit amounted to euro 1,124 million and were in respect of Italian companies for euro 153 million and of foreign subsidiaries for euro 971 million. Deferred tax assets recognized on these losses amounted to euro 27 million and euro 312 million, respectively.

30 Other non-current liabilities

(euro million)	December 31, 2010	December 31, 2011
Fair value of non-hedging and trading derivatives	344	591
Fair value of cash flow hedge derivatives	157	37
Current income tax liabilities	40
Other payables	67	70
Other liabilities	1,586	2,202
	2,194	2,900

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.
The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

December 31, 2010	December 31, 2011

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Currency swap	1	48	17	1		3
Interest currency swap	16	228	117
	17	276	134	1		3
Derivatives on interest rate
Interest rate swap	147	16	2,999	255	50	4,136
	147	16	2,999	255	50	4,136
Derivatives on commodities
Over the counter	155	521	541	310	3,760	416
Future				3	14
Other	25		72	22		126
	180	521	613	335	3,774	542
	344	813	3,746	591	3,824	4,681

Fair values of non-hedging and trading derivatives of euro 591 million (euro 344 million at December 31, 2010) consisted of: (i) euro 568 million (euro 328 million at December 31, 2010) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 14 million of derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment; (iii) euro 9 million (euro 16 million at December 31, 2010) of trading derivatives on commodities entered by the Gas & Power segment consistently with the new risk management strategy designed to optimize margins.
Fair value of cash flow hedge derivatives amounted to euro 37 million (euro 157 million at December 31, 2010) and pertained to the Gas & Power segment (euro 157 million at December 31, 2010). Those derivatives were designated to hedge exchange rate and commodity risk exposures as described under Note 13 - Other current assets. Fair value of contracts expiring beyond 2012 is disclosed under Note 20 - Other non-current receivables; fair value of contracts expiring by 2012 is disclosed under Note 25 - Other current liabilities and under Note 13 - Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed under Note 32 - Shareholders’ equity and under Note 36 - Operating expenses.
The nominal value of these derivatives referred to purchase and sale commitments for euro 340 million and euro 310 million, respectively (euro 383 million and euro 612 million at December 31, 2010, respectively).
Information on the hedged risks and the hedging policies is shown under Note 34 - Guarantees, commitments and risks - Risk factors.
The Group’s liability for current income taxes for euro 40 million at December 31, 2010, was due for a special tax (with a rate lower than the statutory tax rate) relating to an option to increase the deductible tax bases of certain tangible and other assets to their carrying amounts as permitted by the 2008 Budget Law. During the 2011, the residual amount of such liability was reclassified as current liability.
Other liabilities of euro 2,202 million (euro 1,586 million at December 31, 2010) comprised advances received from Suez following a long-term agreement for

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Eni Annual Report / Notes to the Consolidated Financial Statements

supplying natural gas and electricity of euro 1,061 million (euro 1,353 million at December 31, 2010) and advances relating to amounts of gas which were collected below the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sales contracts (euro 299 million).

31 Assets held for sale and liabilities directly associated with assets held for sale

As of December 31, 2011, non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 230 million and euro 24 million pertained to non-strategic assets in the Exploration & Production segment.

32 Shareholders’ equity

Non-controlling interest
Profit attributable to non-controlling interest and the non-controlling interest in consolidated subsidiaries related to:

Net profit	Shareholders’ equity

(euro million)	2010	2011	December 31, 2010	December 31, 2011
Saipem SpA	503	552	2,406	2,802
Snam Rete Gas SpA	537	385	1,705	1,730
Hindustan Oil Exploration Co Ltd		(6)	146	123
Tigáz Zrt	13		83	74
Others	12	12	182	192
	1,065	943	4,522	4,921

Eni shareholders’ equity

(euro million)	December 31, 2010	December 31, 2011
Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,756	6,753
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(174)	49
Reserve related to the fair value of available-for-sale securities net of the tax effect	(3)	(8)
Other reserves	1,518	1,421
Cumulative currency translation differences	539	1,539
Treasury shares	(6,756)	(6,753)
Retained earnings	39,855	42,531
Interim dividend	(1,811)	(1,884)
Net profit for the period	6,318	6,860
	51,206	55,472

Share capital
At December 31, 2011, the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2010).
On May 5, 2011, Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.50 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2010 dividend of euro 1.00 per share, of which euro 0.50 per share paid as interim dividend. The balance was payable on May 26, 2011, to shareholders on the register on May 23, 2011.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve which was established in previous reporting period to repurchase the Company shares in accordance with the decisions of Eni’s Shareholders’ Meetings. The Company has no ongoing share repurchase plan. The amount of euro 6,753 million (euro 6,756 million at December 31, 2010) included treasury shares purchased.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Reserve for available-for-sale financial instruments and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale financial instruments and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale financial instruments	Cash flow hedge derivatives	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2009	6	(1)	5	(714)	275	(439)	(708)	274	(434)
Changes of the year 2010	(9)	1	(8)	47	(33)	14	38	(32)	6
Foreign currency translation differences				(4)	2	(2)	(4)	2	(2)
Amount recognized in the profit and loss account				396	(143)	253	396	(143)	253
Reserve as of December 31, 2010	(3)		(3)	(275)	101	(174)	(278)	101	(177)
Changes of the year 2011	(6)	1	(5)	76	(7)	69	70	(6)	64
Amount recognized in the profit and loss account				276	(122)	154	276	(122)	154
Reserve as of December 31, 2011	(9)	1	(8)	77	(28)	49	68	(27)	41

Other reserves Other reserves amounted to euro 1,421 million (euro 1,518 million at December 31, 2010) and related to:
-	a reserve of euro 1,137 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control which took place in 2009, whereby the parent company Eni SpA divested the subsidiaries Italgas SpA and Stoccaggi Gas Italia SpA to Snam Rete Gas SpA with a corresponding decrease in the non-controlling interest (euro 1,142 million at December 31, 2010);
-	a reserve of euro 247 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested the subsidiary Snamprogetti SpA to Saipem SpA with a corresponding decrease in the non-controlling interest (the same amount as of December 31, 2010);
-	a reserve of euro 157 million deriving from Eni SpA’s equity (the same amount as of December 31, 2010);
-	a reserve of euro 14 million related to the effect of treasury shares sold following the exercise of stock options by Saipem and Snam Rete Gas managers;
-	a negative reserve of euro 119 million represented an increase in Eni’s shareholders’ equity associated with the acquisition of the residual 44.21% pertaining to the non-controlling interest of Altergaz SA;
-	a negative reserve of euro 25 million as of December 31, 2010 pertained to stock warrants of Altergaz SA owned by its shareholder Eni G&P France BV. During the 2011 the stock warrants were exercised and converted into shares of Altergaz SA;
-	a negative reserve of euro 15 million referred to the share of "Other comprehensive income" on equity-accounted entities (negative for euro 3 million at December 31, 2010).

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Treasury shares
A total of 382,654,833 ordinary shares (382,863,733 at December 31, 2010) with nominal value of euro 1 each, were held in treasury, for a total cost of euro 6,753 million (euro 6,756 million at December 31, 2010). The Company has no ongoing share repurchase plan. An amount of 11,873,205 treasury shares (15,737,120 at December 31, 2010) at a cost of euro 240 million (euro 328 million at December 31, 2010) were available for the 2004-200517 and 2006-2008 stock option plans.

(17)	i	The vesting period for the 2002 and 2003 assignments expired during the 2010 and 2011, respectively.

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The decrease of 3,863,915 shares consisted of the following:

Stock option
Number of shares as of December 31, 2010	15,737,120
Rights exercised	(208,900)
Rights cancelled	(3,655,015)
(3,863,915)
Number of shares as of December 31, 2011	111,873,205

At December 31, 2011, options outstanding were 11,873,205. Options regarded the 2004 stock-based compensation plan for 628,100 shares with an exercise price of euro 16.576 per share, the 2005 plan for 3,281,500 shares with an exercise price of euro 22.514, the 2006 plan for 2,201,950 shares with a weighted average exercise price of euro 23.121, the 2007 plan for 1,876,980 shares with a weighted average exercise price of euro 27.451 and the 2008 plan for 3,884,675 shares with an exercise price of euro 22.540.
More information about stock option plans is disclosed under Note 36 - Operating expenses.

Interim dividend
The interim dividend for the year 2011 amounted to euro 1,884 million corresponding to euro 0.52 per share, as resolved by the Board of Directors on September 8, 2011, in accordance with article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 22, 2011.

Distributable reserves
At December 31, 2011, Eni shareholders’ equity included distributable reserves of euro 50,500 million.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2010	2011	December 31, 2010	December 31, 2011
As recorded in Eni SpA’s Financial Statements	6,179	4,213	34,724	35,255
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	1,297	3,972	20,122	24,355
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity	(574)	(320)	4,732	4,400
- elimination of tax adjustments and compliance with Group account policies	389	(248)	(667)	(673)
- elimination of unrealized intercompany profits	14	115	(4,601)	(4,291)
- deferred taxation	100	71	1,410	1,337
- other adjustments	(22)		8	10
	7,383	7,803	55,728	60,393
Non-controlling interest	(1,065)	(943)	(4,522)	(4,921)
As recorded in Consolidated Financial Statements	6,318	6,860	51,206	55,472

33 Other information

Main acquisitions
Altergaz SA
In December 2010, Eni increased its shareholding in Altergaz SA, a company marketing natural gas in France to retail and middle market clients, as founding partners of the company exercised a put option on a 15% stake. Eni took control of the entity. An excess purchase cost of euro 106 million was allocated to assets and liabilities of the entity. That amount comprised euro 39 million of consideration to the partners who exercised the put rights and euro 67 million of reassessment at fair value of the stake already held by Eni before the change of control.

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The final allocation of the purchase costs of Altergaz SA is disclosed below:

Altergaz SA

(euro million)	Preliminary allocation as of December 31, 2010	Final allocation as of December 31, 2011
Current assets	308	387
Property, plant and equipment	1	1
Intangible assets	4	4
Goodwill	97	95
Investments	13	13
Other non-current assets		5
Assets acquired	423	505
Current liabilities	315	384
Deferred tax liabilities	(7)	(7)
Provisions for contingencies	2	2
Other non-current liabilities		11
Liabilities acquired	310	390
Non-controlling interest	7	9
Eni’s shareholders equity	106	106

Supplemental cash flow information

(euro million)	2009	2010	2011
Effect of investment of companies included in consolidation and businesses
Current assets	7	409
Non-current assets	47	316	122
Net borrowings	4	13
Current and non-current liabilities	(29)	(457)	(4)
Net effect of investments	29	281	118
Non-controlling interests		(7)	(3)
Fair value of investments held before the acquisition of control		(76)
Purchase price	29	198	115
less:
Cash and cash equivalents	(4)	(55)
Cash flow on investments	25	143	115
Effect of disposal of consolidated subsidiaries and businesses
Current assets		82	618
Non-current assets		855	136
Net borrowings		(267)	257
Current and non-current liabilities		(302)	(662)
Net effect of disposals		368	349
Fair value of share capital held after the sale of control		(149)
Gain on disposal		309	727
Non-controlling interest		(46)	(5)
Selling price		482	1,071
less:
Cash and cash equivalents		(267)	(65)
Cash flow on disposals		215	1,006

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34 Guarantees, commitments and risks

Guarantees
Guarantees were as follows:

December 31, 2010	December 31, 2011

(euro million)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total
Consolidated subsidiaries		10,853	10,853		10,953	10,953
Unconsolidated entities controlled by Eni		156	156		164	164
Joint ventures and associates	6,077	1,005	7,082	6,159	1,135	7,294
Others	5	261	266	1	269	270
	6,082	12,275	18,357	6,160	12,521	18,681

Other guarantees issued on behalf of consolidated subsidiaries of euro 10,953 million (euro 10,853 million at December 31, 2010) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 7,396 million (euro 7,309 million at December 31, 2010), of which euro 5,065 million related to the Engineering & Construction segment (euro 5,427 million at December 31, 2010); (ii) VAT recoverable from tax authorities for euro 1,097 million (euro 1,076 million at December 31, 2010); and (iii) insurance risk for euro 319 million reinsured by Eni (euro 387 million at December 31, 2010). At December 31, 2011, the underlying commitment covered by such guarantees was euro 10,577 million (euro 10,718 million at December 31, 2010).
Other guarantees issued on behalf of unconsolidated subsidiaries of euro 164 million (euro 156 million at December 31, 2010) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 157 million (euro 152 million at December 31, 2010). At December 31, 2011, the underlying commitment covered by such guarantees was euro 45 million (euro 81 million at December 31, 2010).
Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 7,294 million (euro 7,082 million at December 31, 2010) primarily concerned: (i) an unsecured guarantee of euro 6,074 million (euro 6,054 million at December 31, 2010) given by Eni SpA to Treno Alta Velocitˆ - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna train link by CEPAV (Consorzio Eni per l’Alta Velocitˆ) Uno; consortium members, excluding unconsolidated entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,051 million (euro 792 million at December 31, 2010), of which euro 669 million related to a contract released by Eni SpA on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 648 million at December 31, 2010); and (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 108 million (euro 113 million at December 31, 2010). At December 31, 2011, the underlying commitment covered by such guarantees was euro 810 million (euro 639 million at December 31, 2010).
Unsecured and other guarantees given on behalf of third parties of euro 270 million (euro 266 million at December 31, 2010) consisted primarily of:
(i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity (euro 232 million). The expected commitment has been valued at euro 224 million (euro 222 million at December 31, 2010) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; and (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 33 million on behalf of minor investments or companies sold (euro 24 million at December 31, 2010). At December 31, 2011 the underlying commitment covered by such guarantees was euro 252 million (euro 258 million at December 31, 2010).

Commitments and risks
Commitments and risks were as follows:

(euro million)	December 31, 2010	December 31, 2011
Commitments	17,226	15,992
Risks	1,499	2,165
	18,725	18,157

Commitments of euro 15,992 million (euro 17,226 million at December 31, 2010) were essentially related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to euro 9,710 million (euro 10,654 million at December 31, 2010); (ii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of regasified gas at the Pascagoula plant (USA) that came into force at the start of the regasification service (October 2011) until 2031. The expected commitment has been valued at euro 3,267 million (euro 4,031 million at December 31, 2010) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; (iii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of regasification capacity of Pascagoula’s terminal (6 bcm/y) over a twenty-year period (2011-2031). The expected commitment has been valued at euro 1,252 million (euro 1,239 million at December 31, 2010)

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and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; (iv) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG Llc for the acquisition of regasification capacity at the Cameron plant (USA) (6 bcm/y) over a twenty-year period (until 2029). The expected commitment has been valued at euro 1,274 million (euro 1,018 million at December 31, 2010) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; (v) commitments for the acquisition of certain companies in Belgium (euro 214 million). The acquisitions were finalized in January 2012; (vi) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 142 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 149 million at December 31, 2010). The commitment has included in the off-balance sheet commitments of the following paragraph "Liquidity risk"; and (vii) a commitment entered into by Eni USA Gas Marketing Llc for the contract of gas transportation from the Cameron plant (USA) to the American network. The expected commitment has been valued at euro 108 million (euro 113 million at December 31, 2010) and it has included in the off-balance sheet commitments of the following paragraph "Liquidity risk".
Risks of euro 2,165 million (euro 1,499 million at December 31, 2010) primarily concerned potential risks associated with the value of assets of third parties under the custody of Eni for euro 1,867 million (euro 1,202 million at December 31, 2010) and contractual assurances given to acquirers of certain investments and businesses of Eni for euro 298 million (euro 297 million at December 31, 2010).

Non-quantifiable commitments
Following the integration signed on April 19, 2011, Eni confirmed to RFI - Rete Ferroviaria Italiana SpA its commitment, previously assumed under the convention signed with Treno Alta Velocitˆ - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) on October 15, 1991, to guarantee a correct and timely execution of the first lot of constructions relating to the section Milan-Brescia of the high-speed railway from Milan to Verona. Such integration provides for CEPAV (Consorzio Eni per l’Alta Velocitˆ) Due to act as General Contractor. In order to pledge the guarantee given, the regulation of CEPAV Due binds the associates to give proper sureties and guarantees on behalf of Eni.
Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain of Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on Eni’s results of operations and liquidity.

Risk factors

Foreword
The main risks that the Company is facing and actively monitoring and managing are: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) the operational risk; (vi) risks associated with the current downturn in the gas market and the possible evolution of regulations in the Italian gas market; (vii) the specific risks deriving from exploration and production activities. Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks ("Eni Guidelines on Management and Control of Financial Risks").
In 2011, Eni adopted a new business model, approved by the Board of Directors on December 15, 2011, aiming to pool and integrate management of commodity risks and to develop Asset Backed Trading activities. In order to organically regulate these new tools with a view of controlling financial risks, reviews of the principles included in the Guidelines have been implemented in 2011.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of negotiating emission trading certificates.
The commodity risk of each business unit (Eni’s divisions or subsidiaries) is managed by Eni Trading business unit, with Eni Trading & Shipping executing the negotiation of the respective hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in transactional exchange rates and interest rates as well as to optimize exposure to commodity prices fluctuations and its relative exchange rate risk. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.
Commodity derivatives are entered into with the aim of:
a)	hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b)	effectively managing the economic margin (positioning). It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;

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Eni Annual Report / Notes to the Consolidated Financial Statements

c)	arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;
d)	proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit, should certain expectations fulfill about a favorable trend in the commodity pricing environment;
e)	Asset Backed Trading (ABT). It consists in entering proprietary trading activities in commodity and financial markets, in order to maximize the economic value of the flexibilities associated with Eni’s assets and contracts. Price risks related to asset backed trading activities are mitigated by the natural hedge granted by the assets’ availability. Such risk management activity can be implemented through strategies of dynamic forward trading where the underlying items are represented by the Company’s assets.

The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value-at-risk techniques. Those techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments.
Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value-at-risk, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value-at-risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to the Trading Business Unit.
The strategic risk is the economic risk which is intrinsic to each business unit. Exposure to that kind of risk does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guideline do not foresee any mandate to manage, or any maximum tolerable level of risk exposure.
To date, exposure to the strategic risk is associated with plans approved by Eni’s Board of Directors reflecting strategic decisions, plans for commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by in-place or highly probable sale contracts, refining margins and minimum compulsory stock. Relating to refining margins, the Board of Directors defines the maximum level of product volumes associated to these margins to be entered to the Asset Backed Trading. Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of transaction is not subject to specific risk limits due to nature; however it is subject to monitoring and assessment activities.
The three different market risks, for which management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa.
Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance departments which pools Group companies positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The Var techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the

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funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in 2011 (compared with 2010) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. Var values are stated in US dollars, the currency most widely used in oil products markets.

(Exchange and Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2010	2011

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate (a)	2.82	1.09	1.55	1.60	5.34	1.07	2.65	2.92
Exchange rate	0.99	0.13	0.50	0.51	0.85	0.15	0.44	0.34

(a)	Value at risk deriving from interest rate exposure includes the Eni Finance USA Inc department, since February 2010.

(Commodity risk - Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2010	2011

(US $ million)	High	Low	Average	At year end	High	Low	Average	At year end
Area oil, products (a)	46.08	4.40	23.53	10.49	56.92	11.64	32.90	11.64
Area Gas & Power (b)	101.62	40.06	61.76	43.30	100.04	31.58	57.54	66.08

(a)	Area oil, products refers to Eni Trading & Shipping, Polimeri Europa and the Refining & Marketing Division, including also consolidated entities outside Italy.
(b)	The Gas & Power area refers to the Gas & Power Division, including also consolidated entities outside Italy.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long term debt to total debt as well as fixed rate medium and long term debt to total medium and long term debt.
In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities.
In particular in 2011, Eni issued bonds to the retail Italian investors for a total amount of euro 1.3 billion, of which euro 1.1 billion at fixed rate, and approximately euro 215 million at variable rate. In February 2012, Eni issued bonds addressed to institutional investors on the euro market for euro 1 billion.
The above mentioned actions aimed at ensuring availability of suitable sources of funding to fulfill short-term commitments and due obligations also preserving the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2011, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 11,897 million, of which euro 2,551 million were committed, and long-term committed unused borrowing facilities of euro 3,201 million. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 10.5 billion were drawn as of December 31, 2011.
The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A2 and P-1 assigned by Moody’s; the outlook is negative in both ratings.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at year end.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Finance debt repayments including expected payments for interest charges
The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges.

Maturity year
(euro million)
December 31, 2010	2011	2012	2013	2014	2015	2016 and thereafter	Total
Non-current liabilities	963	3,583	2,485	2,009	2,815	9,413	21,268
Current financial liabilities	6,515						6,515
Fair value of derivative instruments	1,131	276	74	18	48	85	1,632
	8,609	3,859	2,559	2,027	2,863	9,498	29,415
Interest on finance debt	720	712	654	563	460	1,726	4,835
Guarantees to banks	339						339

Maturity year
(euro million)
December 31, 2011	2012	2013	2014	2015	2016	2017 and thereafter	Total
Non-current liabilities	1,635	3,010	5,076	2,936	2,840	9,378	24,875
Current financial liabilities	4,459						4,459
Fair value of derivative instruments	1,789	303	74	87	52	112	2,417
	7,883	3,313	5,150	3,023	2,892	9,490	31,751
Interest on finance debt	832	761	664	553	485	1,595	4,890
Guarantees to banks	576						576

Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

Maturity year
(euro million)
December 31, 2010	2011	2012-2015	2016 and thereafter	Total
Trade payables	13,111			13,111
Advances, other payables	9,464	29	38	9,531
	22,575	29	38	22,642

Maturity year
(euro million)
December 31, 2011	2012	2013-2016	2017 and thereafter	Total
Trade payables	13,436			13,436
Advances, other payables	9,476	32	38	9,546
	22,912	32	38	22,982

Expected payments by period under contractual obligations and commercial commitments
In addition to finance debt and trade payables presented in the financial statements, the Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations are take-or-pay clauses in contracts of the Gas & Power segment, whereby the Company obligations consist of off-taking minimum quantities of product or service or paying the corresponding cash amount that entitles the Company to off-take the product in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.

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Eni Annual Report / Notes to the Consolidated Financial Statements

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Maturity year

(euro million)	2012	2013	2014	2015	2016	2017 and thereafter	Total
Operating lease obligations (a)	839	534	440	250	161	255	2,479
Decommissioning liabilities (b)	98	179	305	95	165	13,287	14,129
Environmental liabilities (c)	269	306	251	221	81	798	1,926
Purchase obligations (d)	21,401	21,034	20,943	20,131	17,743	191,118	292,370
Gas
- take-or-pay contracts	19,972	19,688	19,656	18,932	16,587	182,112	276,947
- ship-or-pay contracts	1,034	988	919	898	847	5,816	10,502
Other take-or-pay or ship-or-pay obligations	170	165	176	172	161	1,079	1,923
Other purchase obligations (e)	225	193	192	129	148	2,111	2,998
Other obligations	4	4	4	3	3	124	142
Memorandum of intent relating Val d’Agri	4	4	4	3	3	124	142
	22,611	22,057	21,943	20,700	18,153	205,582	311,046

(a)	Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b)	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c)	Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d)	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e)	Refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the US (euro 2,750 million).

Capital expenditure commitments
In the next four years, Eni plans to make capital expenditures of euro 59.6 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects at December 31, 2011. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties. Such costs are included in the amounts shown.

Maturity year

(euro million)	2012	2013	2014	2015	2016 and thereafter	Total
Committed on major projects	6,103	6,275	5,013	3,309	12,286	32,986
Other committed projects	7,411	5,446	3,498	2,709	3,073	22,137
	13,514	11,721	8,511	6,018	15,359	55,123

The amounts shown in the table above include committed expenditures to execute environmental investments, following Eni’s proposal to the Italian Ministry for the Environment for a global settlement on certain environmental issues (euro 600 million).

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Eni Annual Report / Notes to the Consolidated Financial Statements

Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect as of and for the years ended December 31, 2010 and 2011 consisted of the following:

2010	2011

Finance income (expense) recognized in	Finance income (expense) recognized in

(euro million)	Carrying amount	Profit and loss account	Equity	Carrying amount	Profit and loss account	Equity
Held-for-trading financial instruments
Non-hedging derivatives (a)	46	(13)		17	76
Held-to-maturity financial instruments
Securities (b)	35	1		62	1
Available-for-sale financial instruments
Securities (b)	382	9	(9)	262	8	(6)
Receivables and payables and other assets/liabilities valued at amortized cost
Trade and receivables and other (c)	23,998	(110)		24,730	(65)
Financing receivables (b)	2,150	84		2,174	112
Trade payables and other (d)	22,642	26		22,982	(123)
Financing payables (b)	27,783	(535)		29,597	(851)
Assets at fair value through profit or loss (fair value option)
Investments (b)
Net liabilities for hedging derivatives (e)	(320)	(402)	47	32	(309)	76

(a)		In the profit and loss account, economic effects were recognized as income within "Other operating income (loss)" for euro 188 million (income for euro 118 million in 2010) and as expense within "Finance income (expense)" for euro 112 million (expense for euro 131 million in 2010).
(b)	i	Income or expense were recognized in the profit and loss account within "Finance income (expense)".
(c)		In the profit and loss account, economic effects were essentially recognized as expense within "Purchase, services and other" for euro 142 million (expense for euro 128 million in 2010) (impairments net of reversal) and as income for euro 77 million within "Finance income (expense)" (income for euro 18 million in 2010) (positive exchange rate differences at year-end and amortized cost).
(d)		In the profit and loss account, exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were primarily recognized within "Finance income (expense)".
(e)		In the profit and loss account, income or expense were recognized within "Net sales from operations" and "Purchase, services and other" as expense for euro 292 million (euro 414 million at December 31, 2010) and within "Finance income (expense)" for euro 17 million (income for euro 13 million in 2010) (time value component).

Fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
(a)	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b)	Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices);
(c)	Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of at December 31, 2011, were classified as follows: (i) level 1, "Other financial assets held for trading or available for sale" and "Non-hedging derivatives - Future"; and (ii) level 2, derivative instruments different from "Future" included in "Other current receivables", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the 2011, no transfers were done between the different hierarchy levels of fair value.
The table below summarizes the amount of financial instruments valued at fair value:

(euro million)	Note	December 31, 2010	December 31, 2011
Current assets
Other financial assets available for sale	(8)	382	262
Non-hedging derivatives - Future	(13)	33	68
Other non-hedging derivatives	(13)	593	1,494
Cash flow hedge derivatives	(13)	210	157
Non-current assets
Non-hedging derivatives - Future	(20)		2
Other non-hedging derivatives	(20)	420	712
Cash flow hedge derivatives	(20)	102	33
Current liabilities
Non-hedging derivatives - Future	(25)	10	63
Other non-hedging derivatives	(25)	646	1,605
Cash flow hedge derivatives	(25)	475	121
Non-current liabilities
Non-hedging derivatives - Future	(30)		3
Other non-hedging derivatives	(30)	344	588
Cash flow hedge derivatives	(30)	157	37

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Eni Annual Report / Notes to the Consolidated Financial Statements

Legal Proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

Eni SpA
(i)	Investigation of the quality of groundwater in the area of the refinery of Gela. In 2002, the Public Prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of groundwater in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while the preliminary hearing phase is ongoing for other defendants. During the hearings the Judge admitted as plaintiffs three environmental associations. On May 14, 2010, following the examination, the Court of Gela issued a sentence whereby on one side criminal accusation against the above mentioned employee was dismissed as a result of the statute of limitations, on the other side the defendant was condemned to the payment of legal costs and of a compensation to the plaintiffs. The amount of the compensation will be determined by a resolution of a Civil Court. The proceeding is pending before the Second Degree Court.
(ii)	Alleged negligent fire (Priolo). The Public Prosecutor of Siracusa commenced an investigation regarding certain Eni managers who were previously in charge of conducting operations at the refinery of Priolo (Eni Refining & Marketing Division divested this asset to Erg Raffinerie Mediterranee SpA in July 31, 2002) to ascertain whether they acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. After preliminary investigations the Public Prosecutor requested the opening of a proceeding against the mentioned managers for negligent behavior. The Ministry for the Environment has been acting as plaintiff. After the review of the technical appraiser and of the indictments issued by the Public Prosecutor, the proceeding has been continuing with the debate phase.
(iii)	Groundwater at the Priolo site - Prosecuting body: Public Prosecutor of Siracusa. The Public Prosecutor of Siracusa (Sicily) has started an investigation in order to ascertain the level of contamination of the groundwater at the Priolo site. The Company has been notified that a number of its executive officers are being investigated who were in charge at the time of the events subject to probe, including chief executive officers and plant general managers of the Company’s subsidiaries AgipPetroli SpA (now merged into the parent company Eni SpA in the Refining & Marketing Division), Syndial and Polimeri Europa. According to the technical survey the ground and the groundwater at the Priolo site should be considered polluted according to Legislative Decree No. 152/2006. This contamination was caused by a spill-over made in the period prior to 2001 and not subsequent to 2005; the equipment still operating on the site represent another source of risk, in particular the ones owned by ISAB Srl (ERG). According to the findings, the Public Prosecutor requested the dismissal of the proceeding. The decision of the Judge on the dismissal of the proceeding is still pending.
(iv)	Fatal accident Truck Center Molfetta - Prosecuting body: Public Prosecutor of Trani. On March 3, 2008, in the Municipality of Molfetta a fatal accident occurred that caused the death of four workers deputed to the cleaning of a tank car owned by the company FS Logistica, part of the Italian Railways Group. The tank was used for the transportation of liquid sulfur produced by Eni in the refinery of Taranto and destined to the client company Nuova Solmine. Consequently a criminal action commenced against certain employees of FS Logistica and of its broker "La Cinque Biotrans" and, under the provisions of Legislative Decree No. 231/2001, against the two above mentioned companies and the company responsible for the clean-up of the tank car - Truck Center. On October 26, 2009, the First Degree Court concluded that both the above mentioned persons and the three companies were guilty. Additionally, the documentation related to the trial was forwarded to the Public Prosecutor of Trani in order to ascertain the eventual responsibilities of Eni and Nuova Solmine employees in relation to the fatal accident and also to the Public Prosecutors of Taranto and Grosseto (competent for Nuova Solmine) in order to ascertain eventual irregularities in the procedures of handling and transporting liquid sulfur. Following the sentence, the Public Prosecutor of Trani commenced an investigation against a number of employees of Nuova Solmine and an employee of Eni’s Refining & Marketing Division, responsible for marketing liquefied sulfur. On May 11, 2010, Eni SpA, eight employees of the Company and a former employee were notified of closing of the investigation that objected the manslaughter, grievous bodily harm and illegal disposal of waste materials. A number of defendants filled defensive memoranda. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for the Preliminary Investigations requesting to dismiss the proceeding. The Judge for the Preliminary Investigations accepted the above mentioned request. The Judge scheduled the hearing for the positions not dismissed to April 19, 2011, when the Judge admitted as plaintiffs against the above mentioned individuals all the parts, excluding the relative of one of the victims, whose position have been declared inadmissible lacking of cause of action. The Judge declared inadmissible all the requests in acting as plaintiff against Eni, under the provisions of Legislative Decree No. 231/2001 and of recent case law.
Eni SpA and its indicted employees requested to stand a summary procedure. The Judge for the Preliminary Hearings accepted this request and also resolved to deny that Eni stand trial for civil responsibility at the summary procedure. On December 5, 2011 the Judge pronounced an acquittal sentence for the individuals involved and for Eni SpA, as the indictments are groundless.
(v)	Seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria - Prosecuting body: Public Prosecutor of Castrovillari. On June 11, 2010, the Company received a notification of a judicial measure for the preventive seizure of areas located in the

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Eni Annual Report / Notes to the Consolidated Financial Statements

Municipalities of Cassano allo Jonio and Cerchiara di Calabria, following a prior seizure of other areas in the same Municipalities notified through a judicial measure on February 2010. The above mentioned decisions were the result of an investigation commenced after the damage of the HDPE covering the zinc ferrites generated in the industrial site of Pertusola Sud and basing on the Court’s conclusions illegally stored in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria. The impounded areas are those where the above mentioned waste was stored. The proceeding is in the phase of the preliminary hearings. The circumstances object of investigation are the same considered in the criminal action concluded in 2008 with an acquittal sentence for one of the defendants while the Judge dismissed the accusation for all the other defendants as a result of the statute of limitations. In this case the criminal accusation is of omitted clean-up. Syndial SpA gave the availability for the removal of the waste materials, the related operations are still pending. All the operations for the removal of the waste materials from the three landfills were completed by the end of September 2011. The Public Prosecutor commenced investigations on the external areas subject to preventive seizure as disclosed above in order to identify further waste materials that should be removed. Syndial entered a transaction agreement with the municipality of Cerchiara for the recognition of damages caused by the unauthorized landfills. The municipality of Cerchiara renounced to all claims in relation to the circumstances investigated in the criminal proceeding.
(vi)	Gas & Power Division - Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto SpA would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. The proceeding will continue with the debate phase.

Syndial SpA
(vii)	Syndial SpA (company incorporating EniChem Agricoltura SpA - Agricoltura SpA in liquidation - EniChem Augusta Industriale Srl - Fosfotec Srl) - Proceeding about the industrial site of Crotone. In 2010, the Public Prosecutor of Crotone started an inquiry about a landfill site located in the municipal area. The landfill site was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison (now Edison SpA). The landfill site had been filled with industrial waste from Montedison activities till 1989 and then no more waste was discharged there. Eni’s subsidiary started a plan to put on safety the landfill site. On May 3, 2011, the Public Prosecutor notified certain persons, including a number of managers of Eni’s subsidiaries, who took over the ownership of the landfill site in the course of the years that criminal investigations have commenced. The Public Prosecutor has charged the investigated persons with the alleged crimes of environmental disaster and poisoning of substances used in the food chain due to the circumstance that the landfill site was partially located under the seabed. In addition the Public Prosecutor has claimed the alleged crime of omitted clean-up of the area. The Public Prosecutor requested the performance of probationary evidence. The defending counsel filed memoranda claiming that Eni’s managers were not involved in the handling of the landfill site. Investigations are ongoing. In the next hearing the Judge for the Preliminary Hearing will identify the expert in charge of made the technical assessment requested by the Public Prosecutor.
(viii)	Porto Torres - Prosecuting body: Public Prosecutor of Sassari. In March 2009, the Public Prosecutor of Sassari (Sardinia) resolved to commence a criminal trial against a number of executive officers and managing directors of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial. The charge involves environmental damage and poisoning of water and crops. The Province of Sassari, the Association Anpana (animal preservation), the company Fratelli Polese Snc, situated in the industrial site and the municipality of Porto Torres have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. The Judge also resolved that Syndial SpA, Polimeri Europa SpA, Ineos Vinyls and Sasol Italy SpA would bear civil liability. Then, the Judge based on the memoranda filed by the defending counsels resolved that all defendants would stand trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes. Thus the Judge accepted the conclusions of the Public Prosecutor that claimed the crimes of environmental damage and poisoning of water and crops. The proceeding continues with the debate phase.

1.2 Civil and administrative proceeding

Syndial SpA (former EniChem SpA)
(i)	Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry for the Environment summoned EniChem SpA (now Syndial SpA) and Montecatini SpA (now Edison SpA) before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Negotiations between the parts for the quantification of the environmental damage (relating only to 1990) are underway; the judgment has been postponed to the hearing of May 24, 2012.

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(ii)	Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA (EVC Italia, then Ineos Vinyls SpA, actually Vinyls Italia SpA) was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that initially were not quantified, allegedly caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and the actual company, Vinyls Italia, presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved. The Province of Venice, in the preliminary stage of the proceeding, filed claims amounting to euro 287 million. Syndial submitted its written reply evidencing that the abovementioned damage quantification has been made lacking of probations for the damage and based on evidence that allowed the Court of First and Second Instance to disclaim EniChem of any responsibility through definitive sentence. In the hearing on October 16, 2009, scheduled to review the technical appraisal, the Court declared the interruption of the proceeding because Vinyls Italia had undergone a reorganization procedure. The proceeding has been suspended until April 22, 2010 when the Province of Venice pursuant to Article 303 of the Code of Civil Procedure restarted the proceeding. The proceeding continued with the review the position of Vinyls and Syndial.
The judgment is still pending.
(iii)	Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone - Prosecuting Bodies: the Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region requested Syndial to appear before the Civil Court of Milan to face charges of causing environmental damage caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) in the Crotone site. This first degree proceeding was generated in January 2008, by the unification of two different actions, the first brought by Calabria Region in October 2004, the second one by the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region commenced in February 2006. The Calabria Region is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up on the basis of the cost estimation provided in the remediation plan submitted by the Delegated Commissioner, plus additional compensation amounting to a preliminary estimate of euro 800 million relating to environmental damage, estimated increases in the regional health expenditures and damage to the public image to be fairly determined during the civil proceeding. The Council of Ministers, the Ministry for the Environment and the Delegated Commissioner is claiming compensation amounting to euro 129 million for the site environmental remediation and clean-up (this request is analogous to that of the Calabria Region) and eventual compensation for other environmental damage to be fairly determined during the civil proceeding. In February 2007 the Ministry for the Environment filed with the Court an independent appraiser’s report issued by APAT that estimated a refundable environmental damage amounting to euro 1,920 million, including the remediation and clean-up expenditures, increased by euro 1,620 million from the original amount of euro 129 million, and an estimation of environmental damage and other damage items amounting approximately to euro 300 million. The amounts estimated by the independent appraiser, added to the claim of the Calabria Region, generate a total of euro 2,720 million of potential compensation. In May and September 2007 Syndial presented its own technical advice that, based on what the Company believes to be well-founded circumstances, vigorously object the independent appraiser’s findings filed by the Ministry for the Environment on site contamination, the responsibility of Syndial in the contamination of the site, the criteria of estimate remediation costs, which according to the Company are erroneous, arbitrary and technically inadequate. In 2008, Eni’s subsidiary Syndial took charge of performing certain clean-up activities and on December 5, 2008, presented a global project to clean-up and remediate all interested areas. As for the approval procedure of the abovementioned project all interested parties approved the removal of the dump from the seafront to another area, the construction of an hydraulic barrier and of the related treatment plant of the groundwater (providing that if the subsequent monitoring would demonstrate the efficiency of the plant, Eni’s subsidiary would build-up a physical barrier in the seafront) and the start-up of the first lot of activities on the soil through in situ technologies on condition that all the waste present in the areas, recognized after a specific inspection. The environmental provision made by the Company is progressively utilized as the execution of the clean-up activities progresses.
On October 7, 2009, an independent appraiser report was filed that reviewed the environmental status of the site and estimated the remediation costs while the estimate of both the health damage caused by the pollution and the environmental damage would be issued in a further independent appraiser report. The findings of the independent appraisers are substantially in line with the issues expressed by Syndial on the measures for the environmental remediation and clean-up, based on a risk analysis aimed to define effective and specific actions. The clean-up project, approved to a great extent by the Ministry for the Environment and the Calabria Region, has been considered substantially adequate. The independent appraisers affirmed the necessity of clean-up measures that were not planned by Syndial on one of the external areas (the so-called archaeological area) and considered being unnecessary the dredging of sea sediments. The estimated clean-up costs are in line with the estimate made by Syndial. The independent appraiser report is less favorable to Syndial because it identifies as source of the contamination the recent management of the production slag. The independent appraiser report evaluated that the production technology was a BAT (Best Available Technology), instead the slag treatment could be performed in a more respectful way for the environment and the products (the so-called Cubilot) lacked the physic-chemical characteristic of stability that would avoided the emission of polluting agents in the soil. As regards the quantification of the environmental damage different by the remediation, the independent report APAT provided by the Ministry for the Environment quantified the damage for the lack of fruition of the site basing on the remediation costs that were significantly reduced by the independent appraiser report. In case the Judge resolves on the responsibility of Syndial in the contamination of the site based on the conclusions of the independent appraiser report, the Company could be liable, for the environmental damage different from the goods fruition (damage to the community, increases in the regional health expenditures), at least in part and as far as the damage is actually probed. On November 14, 2009, Syndial filed its objections to the independent appraiser report, sharing the conceptual model adopted by the independent

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appraiser report but demonstrating that the site contamination should be charged mainly to past management of the pollution slag on part of other operators that operated the site until the ’70s. On November 11, 2009 the Calabria Region filed its objection to the independent appraiser report affirming that the environmental damage to the surrounding areas of the site has not been assessed by the independent appraisers. The hearing for the review of the independent appraiser report and of the parts objections, assigned to another Judge, took place on April 13, 2010. During the hearing the Calabria Region required the revise of the independent appraiser report. The Judge rejected the request. As regards the ascertainment of the existence of a residual environmental damage not remedied by the clean-up activities, the Board State of Lawyers on behalf of the Ministry for the Environment requested an evaluation of the impact of the new regulation on the above mentioned damage. Syndial filed a document explaining the modification of the environmental damage regulation. The Judge scheduled the deadline for the filing of the counterparts’ objections to such document for September 16, 2010, and September 30, 2010, for the submission of Syndial reply. The findings related to the modification of the Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 submitted by all the parties will be discussed in the next hearing scheduled for November 17, 2010. On September 15, 2010, the Calabria Region submitted a memorandum objecting to the documents filed by Syndial in the hearing of April 13, 2010. In September 30, 2010, Syndial filed a memorandum on the impact of the new Italian regulation about the environmental damage as per Law Decree No. 135/2009 on the proceeding. With the act of December 21, 2010, the Judge deemed the acquired elements sufficient for the closing of the proceeding. The hearing for the final decision was postponed to November 16, 2011, for the filing of the outcome. In the hearing of November 16, 2011, the Ministry for the Environment, the Council of Ministers, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region filed their outcome confirming the requests included in the summon and requested a new independent technical assessment. Syndial objected the inadmissibility of all the requests filed by the counterparts. All the parts involved in the proceeding filed their final memoranda with the Court.
On February 24, 2012, the Court sentenced Syndial to correctly execute the environmental clean-up of the site and to pay to the Presidency of the Council of Ministers and the Ministry for Environment the sum of euro 56.2 million plus interest charges accrued from the plaintiffs’ claims, while rejecting the claims of the Calabria Region. Eni accrued an environmental risk provision that is progressively utilized for the clean-up activities. However, discussions have been going on in order to arrange for a possible transaction of all environmental claims pending on this matter.
(iv)	Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry for the Environment. With a temporarily executive decision dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period, as claimed by the Ministry for the Environment. Specifically, the Court sentenced Syndial to pay the Italian Ministry for the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. On occasion of the 2008 Consolidated Financial Statements, management confirmed its stance of making no loss provision for this proceeding on the basis of the abovementioned technical legal advice, in concert with external consultants on accounting principles. In July 2009, Eni’s subsidiary Syndial filed an appeal against the abovementioned sentence, also requesting suspension of the sentence effectiveness. The Ministry for the Environment, in the appeal filed, requested to the Second Instance Court to adjust the first degree sentence condemning Syndial to the payment of euro 1,900 million or alternatively euro 1,300 million in addition to the amount assessed by the First Degree Court. In the hearing on December 11, 2009, the Second Instance Court considering the modification of Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 and following a request of the Board of State Lawyers decided the postponement to May 28, 2010, pending the Decree of the Ministry for the Environment related to the determination of the quantification criteria for the monetary compensation of the environmental damage pursuant to the abovementioned Article 5-bis of the Law Decree No. 135/2009. The Board of State Lawyers committed itself to not examine the sentence until the next hearing. In the hearing of May 28, 2010, Syndial requested a further postponement still pending the above mentioned Decree of the Ministry for the Environment. The Board of State Lawyers agreed to the request, justifying he postponement with the negotiation in place between the parties for the global solution of the proceeding, committing itself to not examine the sentence until the next hearing. The Judge decided the postponement to June 15, 2012. Another administrative proceeding is ongoing regarding a Ministerial Decree enacted by the Italian Ministry for the Environment. The decree provides that Syndial executes the following tasks: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the design of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry for the Environment. However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also requesting suspension of the effectiveness of the decision. The appeal has been put on hold considering that a plan to ascertain the environmental status of the site has been approved by all interested parties, including the Ministry and local Municipalities pursuant to the statement on April 28, 2009, which included certain recommendations. Syndial appealed against this statement and the related Ministerial Decree of approval in order to avoid the case to give implicit consent to the request (appealed by the Company) of the Minister that claimed that Syndial is obliged to execute the clean-up. On the contrary, Syndial has agreed on the scope of the plan to ascertain the environmental status of the site, as it has been actually implementing it. Syndial also presented a clean-up project for the groundwater and the soil, that hasn’t been approved, as the abovementioned prescriptions that have been prescribed are the object of the Company opposition in the abovementioned proceeding. In case Syndial should be found guilty, it would incur remediation and clean-up expenses, actually not quantifiable, that would be offset against any compensation for the environmental damage that Eni’s subsidiary is condemned to pay with regard to civil proceeding pending before the Second Instance Court of Turin.

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(v)	Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of unavoidable environmental damage (amounting to euro 139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to euro 80 million as well as damages relating to loss of profit and property amounting to approximately euro 16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. Syndial summoned Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who ran the plant in previous years, in order to be guaranteed. A report produced by an independent expert charged by the Judge was filed with the Court. The findings of this report quantify the residual environmental damage at euro 15 million. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. Both plaintiffs filed an appeal against this decision in June 2008 confirming the requests issued in the first judgment. Syndial filed in the appeal hearing, disputing the plaintiffs’ claims. The proceeding is underway without any further investigation. The hearing has been postponed to June 13, 2011 for the filing of the pleadings. In this hearing the parties filed their pleadings and the Judge postponed the hearing for the final decision to October 6, 2011. In this hearing the Court upheld the final decision without recommencing the investigation phase as requested by the Ministry for the Environment and the Municipality of Carrara. With the decision No. 1026 of October 22, 2011 the Second Instance Court confirmed the decision issued in the first judgment and rejected all the claims made by Municipality of Carrara, the Ministry for the Environment and Legambiente considering them without factual and legal basis, also deciding to offset the legal expenses between the parties. The administrations involved in the proceeding could still file an appeal before the Third Instance Court in the prescribed terms.
(vi)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts prescribed companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Polimeri Europa, Syndial and Eni R&M. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. The abovementioned companies opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and information on concentration of pollutants has been gathered. The Regional Administrative Court of Catania with the Sentence No. 1254/2007 annulled the said decisions. The Ministry and the Municipalities of Augusta and Melilli filed a claim for the revocation of the decision and requested the suspension of sentence effectiveness with the Administrative Council of the Sicily Region which accepted the claim. The recommendations, which the Council’s decision related, have been restated by the Ministry for the Environment with further administrative resolutions that have been appealed by the Eni companies. Again the Regional Administrative Court of Catania reiterated its decision to suspend the effectiveness of the Ministry’s acts. In January 2008 the Regional Court of Catania accepted further claims on this matter. In June 2008 the Ministry for the Environment and the Municipalities of Melilli and Augusta filed an appeal against the decision of the Regional Court of Catania with the Administrative Council of the Sicily Region, without a resolution of the issue of suspending the effectiveness of the Regional Court’s decisions. The hearing for the examination of both appeal pending with the Administrative Council of the Sicily Region that has been originally scheduled on December 11, 2008, has been postponed sine die due to preliminary issues pending with the Court of Justice of the European Community. In April 2008, the Eni companies challenged certain administrative acts of December 20, 2007 related to the execution of further clean-up and remediation works of sediments in the Augusta harbor. In this proceeding the Regional Court of Catania has ordered an independent appraiser report, issued on February 20, 2009, that resulted favorable to the objections of the objecting companies. The proceeding is pending. In May 2008, the Eni companies also challenged with the Regional Court of Catania, requesting the suspension of administrative act effectiveness, certain decisions of an Administrative Body on March 6, 2008 (and other subsequent decisions). Those decisions were intended to enlarge the scope of the already approved project of environmental remediation and clean-up of the groundwater trough works of physic limitation and the new criteria used by the Administration Body in the restitution of the areas to their legitimate use. With regard to this last proceeding, basing on a request of the appealing companies, the Regional Court of Catania requested the decision of the Court of Justice of EU to decide on the correct application of the community principle, that represent the basis for the all appeals’ decision particularly the principles of the liability associated with the environmental damage, the proportionality in bearing the expenditures associated with environmental remediation and clean-up, as well as a criteria of reasonableness and diligent execution in remedying an environmental damage. On March 9, 2010, the European Court gave a sentence that basically represented a favorable outcome for Eni’s subsidiaries involved in the matter. Specifically, the European Court confirmed the community principle of the liability associated with the environmental damage, whereby central to its correct interpretation is the relation between cause and effect and the identification of the entity that is actually liable for polluting. In the hearing of October 21, 2010, the Court upheld the appeals filed by the counterparts while the filing of the Court’s decisions is still pending. On April 29, 2011 the Regional Administrative Court resolved that a number of the above mentioned decision could be overruled by certain administrative acts, thus requesting to specify to the Ministry for the Environment the decisions that could be considered still effective and the overruled ones. After the hearing of July 21, 2011 the Regional Administrative Court unified all the claims filed by the companies in a single procedure. The hearing for the discussion of all the claims took place on February 23, 2012; the Regional Administrative Court upheld the appeals filed by the counterparts while the filing of the Court’s decisions is still pending.
It must be noted that the Public Prosecutor of Siracusa commenced a criminal action against an unknown party in order to verify the effective contamination of the Augusta harbor and the connected risks on the execution on the clean-up project proposed by the Ministry. The technical assessment disposed by the Public Prosecutor generated the following outcomes: a) no public health risk in the Augusta harbor; b) absence of any involvement on part of Eni companies in the contamination; and c) drainages dangerousness. Based on those findings, the Public Prosecutor decided to dismiss the proceeding.

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Eni SpA
(vii)	Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe - Prosecuting body: Delegated Commissioner. In March 2009 Eni and its subsidiary Sofid (now Eni Adfin) were notified of a bankruptcy clawback as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and Eni Adfin, as Eni agent for the receivables collection, in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million plus interest. Eni and Eni Adfin were admitted as defendants. After the conclusion of the investigation phase and the filing of the final statements of the case and the memorandum of objections, the decision is still pending. Eni accrued a risk provision with respect to this proceeding.
(viii)	Claim for preventive technical inquiry - Court of Gela. On February 2012, Raffineria di Gela SpA, Syndial SpA and Eni SpA (R&M Division) were notified a claim issued by 18 parents of child born malformed in the municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aims at verifying the relation of causality between the malformation pathologies suffered by the children of the recurring parties and the environmental pollution caused by the Gela site (pollution deriving by the existence and activities at the industrial plants of the Gela refinery and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. At the actual stage the claims filed by the plaintiffs have not been made public. In any case, the same issue was purpose of previous inquiries in a number of proceedings, all resolved without the ascertainment of any illicit behavior on part of Eni or its subsidiaries.

2. Other judicial or arbitration proceedings

Saipem SpA
(i)	CEPAV Uno and CEPAV Due. Saipem holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the construction of two railway tracks for high speed/high capacity trains from Milan to Bologna (almost completed) and from Milan to Verona (under construction).
CEPAV Uno: with regard to the project for the construction of the line from Milan to Bologna, an Addendum to the contract between CEPAV Uno and TAV was signed on June 27, 2003, redefining certain terms and conditions of the contract. Subsequently, the CEPAV Uno Consortium requested a time extension for the completion of works and a claim amounting to euro 800 million then increased to euro 1,770 million. CEPAV Uno and TAV failed to solve this dispute amicably. CEPAV Uno opened an arbitration procedure as provided for under terms of the contract on April 27, 2006. The preliminary investigation of the arbitration procedure is still pending. On July 30, 2010 the independent consultants filed their finding that resulted partially favorable to the Company and in the subsequent hearings the counterparts filed their motion on preliminary issues and the related objections. In the next hearing of May 20, 2011 the independent consultants filed further reports on the above mentioned issue. The deadline for the submission of the arbitration determination has been scheduled for December 31, 2013. The next hearing has been scheduled for March 15, 2012. The Judge also scheduled the deadline for the filing of the final statements of the case and the memorandum of objections related to the second report of the independent consultants for December 30, 2011 and February 15, 2012, respectively. On March 23, 2009, the Arbitration Committee determined the TAV right to extend the assessment made by the independent accounting consultant to the subcontractors appointed by the Consortium, the contractors, or assignees. Basing on the alleged invalidity of Arbitration Committee determination, on April 8, 2010, the Consortium notified to the counterparts the appeal to this decision requesting its suspension before the Appeal Court of Rome. In the hearing of September 22, 2010 the proceeding has been postponed to October 9, 2013 for the review of the findings.
CEPAV Due: with regard to the project for the construction of a high-speed railway from Milan to Verona, in December 2004, CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by an Italian governmental Authority (CIPE). As concerns the arbitration procedure, commenced on December 28, 2000, requested by CEPAV Due against TAV for the recognition of costs incurred by the Consortium in the ten-year period from 1991 through 2000 plus damages suffered, in January 2007, the Arbitration Committee determined the Consortium’s right to recover the costs incurred in connection with the design activities performed.
The technical independent survey to assess the amount of compensation was submitted on October 19, 2009. The trial ended on February 23, 2010, with the resolution of the arbitration that required TAV to pay to CEPAV Due Consortium an amount of euro 44,176,787 plus legal interest and compensation for inflation accrued from the submission of the arbitration until the date of effective damage payment; the Court also required TAV to pay euro 1,115,000 plus interest and compensation for inflation accrued from October 30, 2000, until the date of effective damage payment. TAV filed with the Second Instance Court of Rome an appeal against the partial arbitration committee’s determination of January 2007. The hearing for the examination of the pleadings has been scheduled initially for January 28, 2011, and subsequently postponed since the negotiations for the settlement of the proceeding are ongoing. In February 2007, the Consortium CEPAV Due notified to TAV a second request of arbitration following the Law Decree No. 7 of December 31, 2007, that revoked the concessions awarded to TAV resulting in the annulment of arrangements signed between TAV and the Consortium to build the high-speed railway section from Milan to Verona. The European Court of Justice was requested to rule on this matter. Subsequently, Law No. 133/2008 established again the concessions awarded to TAV resulting in the continuation of the arrangements between the CEPAV Due Consortium and a new entity in charge of managing the Italian railway system. The second arbitration proceeding continued in order to determinate the damages suffered by the Consortium even in the period prior to the revocation of the concession. The arbitration proceeding was suspended, since the negotiations between the parties in order to sign the integration to the existing agreement and to settle the arbitration already closed and the pending one are underway. The deadline for the submission of the arbitration

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determination was for December 31, 2010. On March 7, 2011, RFI proposed to Cepav Due an agreement in order to settle all the existing claims between the parts. On March 15, 2011, Cepav Due adhered to the agreement. On August 2011, RFI finalized the agreement with the payment of the requested amount. On November 16, 2011, the arbitration committee declared the termination of the arbitration; and on January 20, 2012, the counterparts renounced to all claims before the Appeal Court of Rome.
(ii)	Fos Cavaou. An arbitration proceeding before the International Chamber of Commerce of Paris between the client company Société du Terminal Methanier Fos Cavaou ("STMFC") and the contractor STS – a French consortium participated by Saipem SA (50%), Technimont SpA (49%) and Sofregaz SA (1%) – is pending. On July 11, 2011 the counterparts tried to define a settlement agreement under the provisions of the Regulations of Conciliation and Arbitration of the International Chamber of Commerce of Paris. The settlement procedure was concluded unsuccessfully on December 31, 2011 because STMFC refused the postponement of the deadline. On January 24, 2012 STS was notified by the secretariat of the International Arbitration Court of the International Chamber of Commerce the commencement of an arbitration procedure issued by STMFC. The memorandum filed by STMFC supporting the arbitration proceeding claimed the payment of euro 264 million for damage payment, delay penalties and costs incurred for the termination of the works. Approximately euro 142 million of the total amount requested related to loss of profit, which is an item that cannot be compensated based on the existing contractual provisions with the exception of fraudulent and serious culpable behavior. The existence of fraudulent and serious culpable behaviors performed by STS that could exclude the contractual limitation of responsibility could be probably considered without factual and legal basis. STS is preparing its defensive memorandum, including a counter claim for a total amount of approximately euro 150 million as damage repayment due to the excessive interference of STMFC in the execution of the works and payment of extra works not recognized by the client.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

3.1 Antitrust

Eni SpA
(i)	Abuse of dominant position of Snam alleged by the Italian Antitrust Authority. In March 1999, the Italian Antitrust Authority concluded its investigation started in 1997 and: (i) found that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam for euro 2 million; and (iii) ordered a review of the practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/EC, this Court granted the suspension of the decision. The Authority did not appeal this decision. The decision on the merit of this dispute is still pending before the same Administrative Court.
(ii)	European Commission’s investigations on players active in the natural gas sector. In 2011 Eni divested its interests in the international gas transport pipelines and carriers on the routes from Northern Europe and Russia. The transaction was part of the commitments agreed upon with the European Commission with a view to settle an ongoing antitrust proceeding about the alleged unjustified refusal on part of Eni to grant access to the above mentioned infrastructures to third parties, connected with the Italian gas transport system. The execution of the commitments, which related to the divestment of Eni’s interests in the entities owning the TENP (Germany), Transitgas (Switzerland) and TAG (Austria) pipelines, the latter sold to an entity controlled by the Italian State due its strategic relevance, permitted to Eni to settle the above mentioned antitrust proceeding without the ascertainment of any illicit behavior and consequently without sanctions.
(iii)	Inquiry in relation to gas transportation. In March 2012, the Italian Antitrust Authority started an inquiry targeting alleged anti competitive behavior charged to Eni in connection with the refusal to dispose of secondary transport capacity on the Transitgas and Tag pipelines to third parties. The inquiry is expected to be concluded by March 15, 2013.
(iv)	Inquiry in relation to unfair marketing practices in the retail gas & power sector. In February 2012, the Italian Antitrust Authority informed Eni of the start of an inquiry targeting alleged violation – in the period October 2008/January 2012 – of the legislation on the unfair marketing practices against 80 consumers, in relation to the activation of gas and electricity supply contracts. The preliminary investigation should be finalized within 150 days.

Eni SpA, Polimeri Europa SpA and Syndial SpA
(v)	Inquiries in relation to alleged anti-competitive agreements in the area of elastomers - Prosecuting Body: European Commission. In December 2002, inquiries were commenced concerning alleged anti-competitive agreements in the field of elastomers. The most important inquiry referred to BR and ESBR elastomers and was finalized on November 29, 2006, when the Commission fined Eni and its subsidiary Polimeri Europa for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. The hearings took place in October 2009. In July 13, 2011, the First Instance Court filed the decision to reduce the above mentioned fine to the amount of euro 181.5 million. The companies involved in the decision and the European Commission filed a claim before the European Court of Justice. In consideration of the above mentioned decision of the European Commission and pending the outcome, Polimeri Europa presented a bank guarantee for euro 200 million and paid the residual amount of the fine. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. The Court of Milan declared the appeal inadmissible appealing against a sentence of the Appeal Court of Milan. The sentence for the appeal is still pending. Eni accrued a risk provision with respect to this proceeding. Pending the outcome, a risk provision was accrued.

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3.2 Regulation

(i)	Distribuidora de Gas Cuyana SA. Formal investigation of the agency entrusted with the regulations for the natural gas market in Argentina. Enargas started a formal investigation on some operators, among them Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company improperly applied conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. In April 2004, the company filed a defensive memorandum.
On April 28, 2006, the company formally requested the acquisition of documents from Enargas in order to have access to the documents on which the allegations are based.
(ii)	Preliminary investigation of the Authority for Electricity and Gas on the billing of the tariff balance to final gas clients and periodicity of the billing. On July 26, 2011, the Authority for Electricity and Gas (Resolution VIS 75/11) sentenced the termination of an investigation against Eni (commenced under the provisions of Resolution VIS 36/10 of May 25, 2010) imposing a fine amounting to euro 722,000. Eni paid the sanction and filed a claim before the Regional Administrative Court against the sentence in order to defense its rights and interests.

4. Court inquiries

(i)	EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the aforementioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to cooperate fully in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiency in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni took the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearings requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. After the filing of the pleadings occurred in the hearing of July 12, 2011, the proceeding was postponed to September 20, 2011. In that date the Court of Milan concluded that nine persons were guilty for the above mentioned crimes. In addition they were condemned jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal for 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision was made probably on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made by any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment in December 19, 2011.
(ii)	Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in favor to the closing of certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the Public Prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. The Judge for the Preliminary Hearings rejected most of the dismissal requests issued by the Public Prosecutor. Basing on the decision of the Judge for the Preliminary Hearings, the Public Prosecutor of Rome notified Eni, as injured part, the summon against two former managers of the company charged of aggravated fraud related to the relevant patrimonial damage caused to the injured part through the abuse of working relations and activities. The first hearing, scheduled for January 27, 2010, was postponed to March 30, 2010. In the hearing of March 30, 2010, Eni was admitted as plaintiff against all the defendants. Subsequently the legal defense of one of the former managers opted for the "non-conditioned" plea bargain. The Judge removed this position from the main proceeding postponing the related hearing to the same date of the principal one. In the hearing of June 23, 2010 related to the position of a former manager of Eni, the Public Prosecutor, made a request of acquittal coherently with the previous request of dismissal of that defendant. Eni legal defense asked the conviction of the defendant. After the debate, in the hearing of July 13, 2010, the Court

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acquitted that defendant. The Court would file the grounds of the judgment within the next 90 days. After definition of the preliminary investigation requests, the proceeding was postponed few times. In the hearing of December 7, 2011, the review of the witnesses took place. Subsequently, the next hearing has been scheduled for October 19, 2012, in order to discuss about the statute of limitations.
(iii)	TSKJ Consortium Investigations by US, Italian and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries.
In recent years the proceeding was settled with the US Authorities and certain Nigerian Authorities, which had been investing into the matter.
The proceeding is still pending before Italian judicial authorities.
The proceedings in the US: in 2010 a global transaction to settle the proceeding was defined with the US Authorities investigating the matter (the US DoJ and the US SEC) following long and complex discussions which commenced in 2009. Particularly, on July 2010, Snamprogetti Netherlands BV signed a deferred prosecution agreement with the DoJ whereby the department filed a deed which could lead to a criminal proceeding against Snamprogetti Netherlands BV for having violated certain rules of the FCPA if certain procedures are not met. Also the parties agreed upon a fine amounting to $240 million was accrued in a risk provision in the 2009 Consolidated Financial Statements. Eni and Saipem assumed the role of guaranteeing the effective fulfillment of the obligations agreed upon by Snamprogetti Netherlands BV with the US Department of Justice, considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti. If Snamprogetti Netherlands BV fulfills the obligations set by the agreement, the Department will refrain from continuing the criminal proceeding once a two-year frame has elapsed (which can be increased up to three years). The relevant cash settlement occurred in July 2010. In addition Snamprogetti Netherlands BV and the parent company Eni being an entity listed on the NYSE reached an agreement with the US SEC whereby the two Companies agreed to be subpoenaed and be judged having allegedly violated certain rules of the Security and Exchange Act of 1934 without pleading guilty. They both agreed to pay jointly and severally an amount of $125 million to the SEC in relation to the disgorgement of profit. The relevant cash settlement occurred in July as Eni actually paid the amount considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti.
The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the Company has received requests of exhibition of documents from the Public Prosecutor’s office of Milan. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. An adverse conclusion of the investigations cannot be excluded which may have a significant impact on the Company’s result. Under present conditions, due to the complexity of the legal and factual analyses – including questions concerning jurisdiction and the application of statutes of limitations – it is not possible at this time to reasonably quantify the potential losses that may arise from these proceedings, in case any negative developments occur. On August 12, 2009, a decree issued by the Judge for the Preliminary Investigations at the Court of Milan was served on Eni (and on July 31, 2009 on Saipem SpA, as legal entity incorporating Snamprogetti SpA).
The decree set a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public Prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The events referred to the request of precautionary measures of the Public Prosecutor of Milan cover TSKJ Consortium practices during the period from 1995 to 2004. In this regard, the Public Prosecutor claimed the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. At the time of the events under investigation, the Company had adopted a code of practice and internal procedures with reference to the best practices at the time. Subsequently, such code and internal procedures have been improved aiming at the continuous improvement of internal controls. Furthermore, on March 14, 2008, Eni approved a new Code of Ethics and a new Model 231 reaffirming that the belief that one is acting in favor or to the advantage of Eni can never, in any way, justify – not even in part – any behaviors that conflict with the principles and contents of the Code. On November 17, 2009, the Judge for the Preliminary Investigations rejected the request of precautionary measures of disqualification filed by the Public Prosecutor of Milan against Eni and Saipem. The Public Prosecutor of Milan appealed the abovementioned decision before the Third Instance Court. The Court decided that the request of precautionary measures be admissible according to Legislative Decree No. 231/2001 even in the case of international corruption. The issue would be subsequently examined by the Re-examination Court of Milan. On February 18, 2011, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580, even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA issued by the Judge for the Preliminary Hearings. In the hearing of February 22, 2011, the Re-examination Court, taking note of the abovementioned renounce, declared inadmissible the appeal of the Public Prosecutor of Milan and closed the proceeding related to the request of precautionary measures of disqualification for Eni SpA and Saipem SpA. On November 3, 2010, the defense of Saipem was notified the conclusion of the investigations relating to the proceeding pending before the Court of Milan trough a deed by which the Court evidenced the alleged violations made by the five former Snamprogetti SpA (now Saipem SpA) and Saipem SpA being the parent company of Snamprogetti.
The deed does not involve the Eni Group parent company Eni SpA. The charged crimes involve alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). On December 3, 2010, the defense of Saipem was notified the opening of a proceeding with the first hearing scheduled

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for December 20, 2010. The subsequent hearings were dedicated to the exposition of the motivations of counterparts and in the hearing of January 26, 2011, the Public Prosecutor requested five former workers of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial. The first hearing before the Court of Milan took place on May 10, 2011. In the hearing of February 2, 2012, even if considering that the term for the occurrence of the statute of limitations for the individuals who are acting as plaintiffs, the Public Prosecutor raised an issue of constitutional legitimacy for the incompatibility between the internal and international legislation on the statute of limitation, in particular the OECD convention on the fight against the international corruption. In the subsequent hearing of March 8, 2012, the defenses replicated to the Prosecutor issue on the constitutional legitimacy of the so-called "short-term statute of limitations" in relation to international corruption. The hearing on the constitutional legitimacy has been postponed to April 5, 2012. It must be noted that the Board of Directors of Eni and Saipem in 2009 and 2010, respectively approved new guidelines and anti-corruption policies regulating Eni and Saipem management of the business. The guidelines integrated anti-corruption policies of the Company, aligning them to the international best practices, optimizing the compliance system and granting the highest respect of Eni, Saipem and their workers of the Code of Ethics, 231 Model and national and international anti-corruption policies.
(iv)	Gas metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian Criminal Law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. On November 26, 2009, a notice of conclusion of the preliminary investigation was served to Eni’s Group companies whereby 12 Eni employees, also including former employees, are under investigation.
The exceptions filed in the notice include: (i) violations pertaining to recognition and payment of the excise on natural gas amounting to euro 20.2 billion; (ii) violations or failure in submitting the annual statement of gas consumption and/or in the annual declarations to be filed with the Duty Authority or the Authority for Electricity and Gas; and (iii) a related obstacle which has been allegedly posed to the monitoring functions performed by the Authority for Electricity and Gas. On February 22, 2011, 12 Eni employees, also including former employees were notified the schedule of the preliminary hearing.
In relation to a modification in the relevant legislation the Public Prosecutor requested to dismiss the proceeding for two Snam Rete Gas employees in connection with the crime of using faked instruments of gas measurement in the commercial practice relating the measurement activities at the station of Mazara del Vallo.
In the hearing of July 12, 2011, were examined indictment and defense witnesses, while the Judge for the Preliminary Hearing postponed the hearing for eventual objections of the Public Prosecutor to October 5, 2011. In this hearing the Judge for the Preliminary Hearing considering the memoranda filed by the parties sentenced:
-	to dismiss the position of a manager of the Eni G&P Division for all the alleged crimes relating the obstacle to the monitoring functions performed by the Authority for Electricity and Gas for years 2006, 2007, 2008 because the indictment was groundless;
-	to dismiss the position of a GreenStream BV employee for all the alleged crimes relating the violations pertaining to lack of formal declaration and recognition or payment of excise duties on hydrocarbons as well as the obstacle to the monitoring functions performed by the Authority for Electricity and Gas because when the alleged crimes occurred the mentioned employee was not the legal representative of GreenStream BV;
-	to dismiss the position of a Snam Rete Gas employee in relation to the crime relating the obstacle to the monitoring functions performed by the Authority for Electricity and Gas to the extent that a violation for omitted communication to Authority for Electricity and Gas would have allegedly occurred, because the indictment was groundless.
In the hearing of November 4, 2011, the defendants filed their objections to the motions of the Public Prosecutor. In the subsequent hearing of January 24, 2012, the Judge resolved to dismiss the proceeding against all defendants as well as to release seizure of the measurement instruments. The decision could be appealed by the Public Prosecutor. On March 7, 2012, the external lawyers defending the company, were notified an appeal to the Third Instance Court filed by the Public Prosecutor of Milan. The act did not involve all the dismissed defendants, but only some positions. The schedule of the hearing before the Third Instance Court is still pending.
On February 23, 2010, Eni, Snam Rete Gas and Italgas received a notification requesting the collection of documents related to procedures of constitution, definition, update and implementation of Model 231 in the period from 2003 to 2008. On May 18, 2010, the Public Prosecutor of Milan requested the closing of the proceeding relating to a number of defendants, including a top manager for which the Public Prosecutor found no evidence supporting the indictment in an eventual proceeding. The request has been preceded by an act of removal of the archived judicial position from the main proceeding. On January 24, 2012, the Judge for Preliminary Hearings decided to archive the above mentioned positions. As a result of a further dismissal of judicial position from the main proceeding, the Public Prosecutor of Milan notified to nine employees and former employees of Eni (in particular belonging to the Gas & Power Division) the conclusion of the investigation related to the crime under the provisions of Article No. 40 (violations pertaining to recognition and payment of the excise on mineral oils) of Legislative Decree No. 504 of October 26, 1995. The deed also disputed certain violations pertaining to subtraction of taxable amounts and missed payments of excise taxes on natural gas amounting to euro 0.47 billion and euro 1.3 billion, respectively. The Duty Authority of Milan, responsible for the collection of dodged taxes, considering the documentation filed by Eni, reduced the amount initially claimed by the Public Prosecutor to euro 114 million of dodged taxes. The Duty Authority also stated that it would reassess that amount considering further evidence arising from the criminal proceeding. The company was not notified the decision because the Judicial Authority has cleared the possibility that the Company may be liable in accordance with Legislative Decree 231 of 2001.

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In the subsequent hearing of October 28, the defendants, in order to analyze fully the various aspect of the criminal proceeding, asked a consistent postponement of the Preliminary Hearing, in order to evaluate the conclusion of the round table between the Duty Agency, AEEG and ANIGAS which have been assessing the technical aspects of the matter. After the review of the positions of the Public Prosecutor and the defendants, the Judge for the Preliminary Hearings postponed the hearing to May 7, 2012 and decided as probative integration to hear the Director of the Procedure and Control Excise Sector of the Regional Duty Direction of the Lombardia Region.
(v)	Agip KCO NV. In November 2007, the Public Prosecutor of Kazakhstan informed Agip KCO of the start of an inquiry for an alleged fraud in the award of a contract to the Overseas International Constructors GmbH in 2005. On April 2010, the above mentioned body has proposed an agreement on the matter. On March 4, 2011, the Finance Police of Kazakhstan communicated to Agip KCO the decision to dismiss the matter.
(vi)	Kazakhstan. On October 1, 2009, the Public Prosecutor of Milan requested a number of documents pursuant to Article 248 of the Italian Penal Code. Through this decision, part of a criminal proceeding against unknown parties, Eni SpA was requested to transmit – in relation to the alleged international corruption, embezzling pillage, and other crimes – audit reports and other documentation related to anomalies and critical issues on the management of the Karachaganak plant and the Kashagan project. The crime of "international corruption" mentioned in the said request of transmission of documents is sanctioned, in addition to the Italian criminal code, by Legislative Decree June 8, 2001 No. 231 which establishes the administrative responsibility of companies for crimes committed by their employees on their behalf. Eni commenced the collection of the documentation in order to rapidly fulfill the requests of the Public Prosecutor. The company has deposited in different phases the documents collected. The Company continues to fully collaborate with the Public Prosecutor providing also further documentation when available. On November 29, 2010, the Tributary Police of Milan requested to interview certain Eni managers in the field of the evolution on the management of contract assigned to Agip KCO to NCC and OIC consortia. Subsequently the Tributary Police convened two managers in order to interview them about the investigation commenced by the Public Prosecutor of Milan.
(vii)	Algeria. On February 4, 2011, Eni received by the Public Prosecutor of Milan a notification requesting the collection of documents pursuant to Article 248 of the Italian Penal Code. Through this decision, in relation to the crime of alleged international corruption, Eni SpA was requested to transmit: (i) the Saipem/Sonatrach contract signed on June 2009 related to the realization of the GK3 gas pipeline; (ii) the Galsi/Saipem/Technip contract signed in July 2009 related to the engineering of the ground section of the gas pipeline. The notification has been forwarded to Saipem SpA since this matter is in its area of responsibility. The crime of international corruption regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231. Eni commenced the collection of the documentation in order to rapidly fulfill the requests of the Public Prosecutor, and on February 16, 2011, the company has deposited the documents collected. In addition, even if there was not a formal request of the Public Prosecutor the Company has filed the documentation related to the MLE project (participated by the Company’s E&P Division), for which investigations in Algeria are ongoing. Eni and Saipem continue to fully collaborate with the Public Prosecutor. Saipem has not received any further request on the case.
(viii)	Libya. On June 10, 2011, Eni received by the US SEC a formal judicial request of collection and presentation of documents (subpoena) related to Eni’ s activity in Libya from 2008 to 2011. The subpoena is related to an ongoing investigation without further clarifications nor specific alleged violations in connection to "certain illicit payments to Libyan officials" possibly violating the US Foreign Corruption Practice Act. At the end of December 2011, Eni received a request for the collection of further documentation aiming at integrating the subpoena previously received.
Eni is fully collaborating with the US SEC.
(ix)	Iraq. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties as a result of alleged illicit behavior in respect of awarding contracts in Iraq, where Eni Group companies are involved as commissioning bodies. In particular the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the Authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has associated Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees, who have also been described as non loyal employees of Eni Group. The Eni Zubair employee resigned and the company, accepting the resignation, reserved the right to take action against the individual to defend its interests and subsequently commenced a legal action against the other persons mentioned in the seizure act. Notwithstanding that the Eni Group companies are associated with these accusations, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. While the minuting of the seizure, Eni SpA asserted the company had no involvement as all activities in Iraq are carried out by its subsidiary Eni Zubair. The company also asserted that Eni Zubair and Eni SpA had no involvement with the alleged illicit activities subject to the prosecutor’s accusations. Eni SpA was notified by the Public Prosecutor a request of extension of the preliminary investigations that has led up to the involvement of another employee as well as other suppliers in the proceeding. Eni commissioned an external consulting firm to perform an audit that will be integrated by further evidence that is in the process of being acquired. According to the opinion of its legal team, the Company’s watch structure and Internal Control Committee, Saipem too commenced through its Internal Audit department an internal review about the project with the support of an external consultant. The internal review did not find any evidence of problematic elements, nor aspects which might be of any importance form a criminal standpoint in connection with the interested Saipem employee, nor irregularities of any kind; thus Saipem employee involved in the proceeding, that was prudently suspended by his function in the meanwhile, was readmitted in the company albeit in a different function, The Public Prosecutor disposed the release of seizure of the documentation owned by the employee in relation to this proceeding. On March 2, 2012 Saipem SpA was notified by the Public Prosecutor a request of extension of the preliminary investigation.

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5. Tax Proceedings Italy
(i)	Eni SpA. Dispute for the omitted payment of a municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented in December 1999, the Municipality of Pineto (Teramo) claimed Eni SpA to have omitted payment of a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a counterclaim stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the Municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the Supreme Degree Court overturned both judgments, declaring that a Municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to judge on the matters of the proceeding. This commission requested an independent consultant to assessing the tax and technical aspects of the matter.
The independent consultant confirmed that Eni’s offshore installations lack any ground to be subject to the municipal tax that was claimed by the local Municipality. Those findings were accepted by the Regional Tax Commission with a ruling made on January 19, 2009. On January 25, 2011, the Municipality notified to Eni an appeal to the Supreme Degree Court for the cancellation of the above mentioned sentence. Also on December 28, 2005, the Municipality of Pineto presented similar claims relating to the same Eni platforms for the years 1999 to 2004. The total amount requested was euro 24 million including interest and penalties. Eni filed a claim against this claim which was accepted by the First Degree Judge with a decision of December 4, 2007. Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Falconara Marittima, Tortoreto, Pedaso, and also from 2009 the Gela Municipality. The total amounts of those claims were approximately euro 7.5 million. The company filed appeal against all those claims.

Outside Italy
(i)	Karachaganak. On December 14, 2011, the International companies operating the Karachaganak field (Eni co-operator, 32.5%) and the Republic of Kazakhstan signed a binding agreement for the settlement of a contractual claim as well as a certain tax disputes. The transaction is expected to be completed by June 2012 on satisfaction of conditions precedent. In particular the Kazakh Tax Authorities claimed that Agip Karachaganak BV and Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, omitted payment of income taxes and other tax items for the period 2000-2009. Then, Kazakh Authorities notified a claim on the recovery of expenditures incurred by the operating company in the period 2003-2009. In consideration of the above mentioned tax claims and of the terms of the agreement Eni incurred certain charges and accrued a risk provision for overall amount of $32 million. For further information about the agreement see section Operating review – Exploration & Production – Country updates, in the Operating and Financial Review.
(ii)	Eni Angola Production BV. In 2009 the Ministry of the Finance of Angola, following a fiscal audit, filed a notice of tax assessment for fiscal years 2002 to 2007 in which it claimed the improper deductibility of amortization charges recognized on assets in progress related to the payment of the Petroleum Income Tax that was made by Eni Angola Production BV as co-operator of the Cabinda concession. The company filed an appeal against this decision. The judgment is still pending before the Supreme Court. Eni accrued a provision with respect to this proceeding.

6. Settled proceedings

The proceedings settled in 2011, mentioned in the Annual Report 2010 (Note 34), are the following:

1.	Environment
(i)	Subsidence;
(ii)	Alleged damage – Prosecuting body: Public Prosecutor of Gela;
(iii)	Alleged negligent fire in the refinery of Gela.
These proceedings were settled without consequences for Eni.

2. Other judicial or arbitration proceedings Syndial SpA (former EniChem SpA)
(i)	Serfactoring: disposal of receivables. On July 29, 2011, Eni’s subsidiaries and the plaintiff Agrifactoring agreed upon a global transaction to settle all outstanding matters and claims whereby Eni’s subsidiaries paid to Agrifactoring a cash compensation amounting to euro 65 million. This sum has been already accrued in Eni’s Consolidated Financial Statements to the risk provision.

5. Tax Proceedings Italy Eni SpA and Eni Adfin SpA
(ii)	Assessments for Padana Assicurazioni tax returns. In 2011, the Company defined all pending claims with the Italian Tax Authorities regarding the tax returns for years 2005, 2006 and 2007 filed by Padana Assicurazioni SpA, a Group subsidiary that was subsequently divested. The Tax Authorities have denied certain cost deductions and assessed a greater value for a business combination involving the Group subsidiary Eni Insurance Ltd in 2007. All claims have been settled by paying the global amount of euro 46.7 million utilizing a risk provision accrued in 2010.

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Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and in some activities of the Gas & Power segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each Country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the exploration and development activities and it is entitled to the productions realized. In Production Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). With reference to natural gas storage in Italy, the activity is conducted on the basis of concessions with an original duration that does not exceed twenty years and it is granted by the Ministry of Productive Activities to persons that are consistent with legislation requirements and that can demonstrate to be able to conduct a storage program that meets the public interest in accordance with the Law. The operator is entitled to a maximum of two extensions of ten year each, if the storage programs are executed and all the obligations are fulfilled. In the Gas & Power segment the gas distribution activity is conducted on the basis of concessions granted by local public entities. In 2011, a specific Decree issued by the Italian Government established 177 territorial basins representing the lowest levels of aggregation of municipalities. The new concessions will be granted based on these new territorial basins. When an existing concession expires, the new operator who takes over the concession will award the previous operator a compensation for the distribution network based on an industrial assessment of the asset value. Tariffs for the distribution service are defined by the Italian Authority for Electricity and Gas. The Law provides the grant of distribution service exclusively by tender, with a maximum length of 12 years. In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in "Financial Review", paragraph "Risk factors and uncertainties". In the future, Eni will sustain significant expenses in relation to compliance with environmental, health and safety laws and regulations and for reclaiming, safety and remediation works of areas previously used for industrial production and dismantled sites. In particular, regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s Consolidated Financial Statements, taking account of ongoing remedial actions, existing insurance policies and the environmental risk provision accrued in the Consolidated Financial Statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Legislative Decree No. 152/2006; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006, implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on November 27, 2008, the National Committee for Emissions Trading Scheme (Ministry for the Environment-Mse) published the Resolution 20/2008 defining emission permits for the 2008-2012 period. Eni was assigned permits corresponding to 127.3 million tonnes of carbon dioxide (of which, 25.8 in 2008, 25.8 in 2009, 25.5 in 2010, 25.3 in 2011, 24.9 in 2012) and in addition to approximately 3.8 million of permits expected to be assigned with respect to new plants in the five-year period 2008-2012. Emission quotas of new plants include only those physically assigned and recorded in the emissions registry. Emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2011. Against emissions of carbon dioxide amounted to approximately 24.2 million tonnes, emission permits amounting to 26.4 million tonnes were assigned, determining a 2.2 million tonnes surplus. In addition to such surplus, a 0.16 million tonnes of permits (as increase in the availability of Eni) are to be included following the contract of Virtual Power Plan GDF Suez Energia Italia, primarily assigned to cover the emissions of the EniPower plants. For this reason, the total surplus amounted to about 2.3 million tonnes.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

35 Revenues

Net sales from operations

(euro million)	2009	2010	2011
Net sales from operations	83,519	98,864	109,147
Change in contract work in progress	(292)	(341)	442
	83,227	98,523	109,589

Net sales from operations were stated net of the following items:

(euro million)	2009	2010	2011
Excise taxes	12,122	11,785	11,863
Exchanges of oil sales (excluding excise taxes)	1,680	1,868	2,470
Services billed to joint venture partners	2,435	2,996	3,375
Sales to service station managers for sales billed to holders of credit cards	1,531	2,150	1,810
Exchanges of other products	55	79	9
	17,823	18,878	19,527

Net sales from operations of euro 109,147 million included revenues recognized in connection with contract works in the Engineering & Construction segment for euro 10,510 million (euro 8,349 million and euro 8,779 million in 2009 and 2010, respectively) and construction and development of the distribution network related to assets under concession agreements for euro 364 million (euro 357 million in 2010).
Net sales from operations by industry segment and geographic area of destination are disclosed under Note 41 - Information by industry segment and geographic financial information.

Other income and revenues

(euro million)	2009	2010	2011
Gains from sale of assets	306	266	114
Gains on price adjustments under overlifting/underlifting transactions	148	50	99
Lease and rental income	100	84	97
Compensation for damages	54	47	67
Contract penalties and other trade revenues	31	52	28
Other proceeds (*)	479	457	528
	1,118	956	933

(*)	Each individual amount included herein does not exceed euro 50 million.

Gains from the sale of assets of euro 114 million included euro 74 million to the Exploration & Production segment.

36 Operating expenses

Purchase, services and other

(euro million)	2009	2010	2011
Production costs - raw, ancillary and consumable materials and goods	40,311	48,261	60,724
Production costs - services	13,520	15,400	14,034
Operating leases and other	2,567	3,066	3,113
Net provisions for contingencies	1,055	1,407	551
Other expenses	1,527	1,309	1,214
	58,980	69,443	79,636
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(576)	(243)	(375)
- capitalized direct costs associated with self-constructed assets - intangible assets	(53)	(65)	(70)
	58,351	69,135	79,191

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Services included brokerage fees related to the Engineering & Construction segment for euro 12 million (euro 79 million and euro 26 million in 2009 and 2010, respectively).
Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 191 million (euro 207 million and euro 221 million in 2009 and 2010, respectively) as they did not meet the requirements to be recognized as long-lived assets.
The item "Operating leases and other" included operating leases for euro 1,305 million (euro 1,220 million and euro 1,400 million in 2009 and 2010, respectively) and royalties on the extraction of hydrocarbons for euro 1,295 million (euro 641 million and euro 1,214 million in 2009 and 2010, respectively). Future minimum lease payments expected to be paid under non-cancelable operating leases are provided below:

(euro million)	2009	2010	2011
To be paid within 1 year	886	1,023	839
Between 2 and 5 years	2,335	2,278	1,385
Beyond 5 years	1,034	752	255
	4,255	4,053	2,479

Operating leases primarily regarded drilling rigs, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which may limit the ability of Eni to pay dividends, use assets or take on new borrowings. The decrease in the expected future minimum lease payments amounting to euro 1,574 million related to the exclusion from the scope of consolidation of Eni Gas Transport International SA and Eni Gas Transport Deutschland SpA (euro 1,086 million) which were divested.
New or increased risk provisions net of reversal of unused provisions amounting to euro 551 million (euro 1,055 million and euro 1,407 million in 2009 and 2010, respectively) mainly related to expected environmental liabilities amounting to euro 184 million (net provisions of euro 258 million and euro 1,352 million in 2009 and 2010, respectively) and expected losses on contract penalties and litigations of euro 160 million (net provisions of euro 333 million in 2009 and net reversals of euro 185 million in 2010). More information is provided under Note 27 - Provisions for contingencies.

Payroll and related costs

(euro million)	2009	2010	2011
Wages and salaries	3,330	3,565	3,704
Social security contributions	706	714	760
Cost related to employee benefit plans	137	164	158
Other costs	342	600	360
	4,515	5,043	4,982
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(280)	(209)	(185)
- capitalized direct costs associated with self-constructed assets - intangible assets	(54)	(49)	(48)
	4,181	4,785	4,749

Other costs of euro 360 million (euro 342 million and euro 600 million in 2009 and 2010, respectively) comprised costs for defined contribution plans of euro 113 million (euro 122 million and euro 104 million in 2009 and 2010, respectively) and provisions for redundancy incentives of euro 209 million (euro 134 million and euro 423 million in 2009 and 2010, respectively).
Cost related to employee benefit plans are described in Note 28 - Provisions for employee benefits.

Average number of employees
The Group average number and break-down of employees by category is reported below:

(number)	2009	2010	2011
Senior managers	1,653	1,569	1,580
Junior managers	13,255	13,122	13,324
Employees	37,207	37,589	38,590
Workers	26,533	26,550	25,819
	78,648	78,830	79,313

The average number of employees was calculated as average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign subsidiaries, whose responsibility and position are comparable to those of a senior manager.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Stock-based compensation

Stock option
In 2009 Eni terminated any stock-based incentive schemes. Information provided below is about the residual activity of past stock incentive schemes.
At December 31, 2011, 11,873,205 options were outstanding for the purchase of 11,873,205 Eni ordinary shares (nominal value euro 1 each).
The break-down of outstanding options was the following:

Rights outstanding as of December 31, 2011 (number)	Weighted-average strike price of the rights outstanding as of December 31, 2011 (euro)
Stock option plan 2004	628,100	16.576
Stock option plan 2005	3,281,500	22.514
Stock option plan 2006	2,201,950	23.121
Stock option plan 2007	1,876,980	27.451
Stock option plan 2008	3,884,675	22.540
	11,873,205

At December 31, 2011, the residual lives of the schemes were 7 months for the 2004 plan, 1 year and 7 months for the 2005 plan, 7 months for the 2006 plan, 1 year and 7 months for the 2007 plan and 2 years and 7 months for the 2008 plan.
The 2006-2008 stock option schemes provided that options can be exercised after three years from grant (vesting period). The strike price was calculated as the arithmetic average of official prices recorded on the Italian exchange in the month prior to grant.
The scheme evolution is provided below:

2009	2010	2011

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)
Rights outstanding as of January 1	23,557,425	23.540	16.556	19,482,330	23.576	17.811	15,737,120	23.005	16.398
Rights exercised in the period	(2,000)	13.743	16.207	(88,500)	14.941	16.048	(208,900)	14.333	16.623
Rights cancelled in the period	(4,073,095)	13.374	14.866	(3,656,710)	26.242	16.918	(3,655,015)	23.187	17.474
Rights outstanding as of December 31	19,482,330	23.576	17.811	15,737,120	23.005	16.398	11,873,205	23.101	15.941
of which exercisable as of December 31	7,298,155	21.843	17.811	8,896,125	23.362	16.398	11,863,335	23.101	15.941

(a)	Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock option assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

The fair value of stock options granted during the years 2004 and 2005 was euro 2.01 and euro 3.33 per share, respectively. For 2006, 2007 and 2008 the average fair value weighted with the number of options granted was euro 2.89, euro 2.98 and euro 2.60 per share, respectively.
The fair value was determined by applying the following assumptions:

2004	2005	2006	2007	2008

Risk-free interest rate	(%)	3.2	2.5	4.0	4.7	4.9
Expected life	(years)	8	8	6	6	6
Expected volatility	(%)	19.0	21.0	16.8	16.3	19.2
Expected dividends	(%)	4.5	4.0	5.3	4.9	6.1

Costs of the year related to stock option plans amounted to euro 3 million (euro 12 million in 2009 and 2010).

Compensation of key management personnel
Compensation of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in office at end of each year amounted (including contributions and ancillary costs) to euro 35 million, euro 33 million and euro 34 million for 2009, 2010 and 2011, respectively, and consisted of the following:

(euro million)	2009	2010	2011
Wages and salaries	20	20	21
Post-employment benefits	1	1	1
Other long-term benefits	10	10	10
Indemnities upon termination of employment			2
Stock option	4	2
	35	33	34

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 9.9 million, euro 9.7 million and euro 8.4 million for 2009, 2010 and 2011, respectively. Compensation of Statutory Auditors amounted to euro 0.475 million, euro 0.511 million and euro 0.513 million in 2009, 2010 and 2011, respectively.
Compensation included emoluments and other similar payments and social security compensations due for the positions as director or statutory auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as cost to the Group, even if not subjected to personal income tax.

Other operating (expense) income

(euro million)	2009	2010	2011
Net gains (losses) on non-hedging derivatives	66	111	135
Net gains (losses) on trading derivatives		7	53
Net gains (losses) on cash flow hedging derivatives	(11)	13	(17)
	55	131	171

Gains (losses) on non-hedging derivatives related to the recognition through profit of fair value valuation as well as settlement of those derivatives on commodities which were not designated as hedges under IFRS. Also included in the item were fair value gains or losses on certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (euro 4 million).
Gains or losses on fair value valuation or settlement related to certain trading derivatives entered into by the Gas & Power segment following the new risk management strategy designed to optimize margins.
Gains or losses on cash flow hedging derivatives related to the ineffective portion of the hedging relationship which was recognized through profit and loss in the Gas & Power segment.

Depreciation, depletion, amortization and impairments

(euro million)	2009	2010	2011
Depreciation, depletion and amortization:
- tangible assets	6,658	7,141	6,544
- intangible assets	2,110	1,744	1,758
	8,768	8,885	8,302
Impairments:
- tangible assets	990	257	891
- intangible assets	62	441	154
	1,052	698	1,045
less:
- reversal of impairments - tangible assets	(1)		(15)
- reversal of impairments - intangible assets			(9)
- capitalized direct costs associated with self-constructed assets - tangible assets	(4)	(2)	(3)
- capitalized direct costs associated with self-constructed assets - intangible assets	(2)	(2)	(2)
	9,813	9,579	9,318

37 Finance income (expense)

(euro million)	2009	2010	2011
Finance income (expense)
Finance income	5,950	6,117	6,379
Finance expense	(6,497)	(6,713)	(7,396)
	(547)	(596)	(1,017)
Derivative financial instruments	(4)	(131)	(112)
	(551)	(727)	(1,129)

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The break-down by lenders or type of net finance gains or losses is provided below:

(euro million)	2009	2010	2011
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(423)	(551)	(610)
Interest due to banks and other financial institutions	(330)	(215)	(312)
Interest from banks	33	18	22
Interest and other income on financing receivables and securities held for non-operating purposes	47	21	19
	(673)	(727)	(881)
Exchange differences
Positive exchange differences	5,572	5,897	6,191
Negative exchange differences	(5,678)	(5,805)	(6,302)
	(106)	92	(111)
Other finance income (expense)
Capitalized finance expense	223	187	149
Income from equity instruments	163
Interest and other income on financing receivables and securities held for operating purposes	39	73	75
Interest on tax credits	4	2	2
Finance expense due to passage of time (accretion discount) (a)	(218)	(251)	(247)
Other finance income	21	28	(4)
	232	39	(25)
	(547)	(596)	(1,017)

(a)	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Derivative financial instruments consisted of the following:

(euro million)	2009	2010	2011
Derivatives on exchange rate	40	(111)	29
Derivatives on interest rate	(52)	(39)	(141)
Derivatives on commodities	8	19
	(4)	(131)	(112)

Net losses from derivatives of euro 112 million (a net loss of euro 4 million and euro 131 million in 2009 and 2010, respectively) were recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

38 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	2009	2010	2011
Share of profit of equity-accounted investments	693	717	678
Share of loss of equity-accounted investments	(241)	(149)	(106)
Decreases (increases) in the provision for losses on equity-accounted investments	(59)	(31)	(28)
	393	537	544

More information is provided in Note 17 – Equity-accounted investments.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Other gain (loss) from investments

(euro million)	2009	2010	2011
Dividends	164	264	659
Gains on disposals, net	16	332	1,125
Other income (expense), net	(4)	23	(157)
	176	619	1,627

Dividend income for euro 659 million related to the Nigeria LNG Ltd (euro 483 million), Trans Austria Gasleitung GmbH (euro 82 million) and Saudi European Petrochemical Company "IBN ZAHR" (euro 67 million) investees.
In 2011 net gains on disposals amounted to euro 1,125 million and pertained to the divestment of the 100% interest in Eni Gas Transport International SA (euro 647 million), the 89% interest (entire stake own) in Trans Austria Gasleitung GmbH (euro 338 million), the 100% interest in Gas Brasiliano Distribuidora SA (euro 50 million) and the 46% interest (entire stake own) in Transitgas AG (euro 34 million). Gains on disposals for 2010 of euro 332 million essentially referred to the divestment of the 100% interest in Società Padana Energia SpA (euro 169 million), the 25% stake in GreenStream BV (euro 93 million) and the 100% interest in Distri RE SA (euro 47 million). Gains on disposal for 2009 of euro 16 million primarily referred to a price revision related to the sale done in 2008 of Gaztransport et Technigaz SAS (euro 10 million).
In 2011, other income (expense) of euro 157 million included the full write-down of the book value of the Ceska Rafinerska AS due to management’s expectations of incurring future losses driven by a negative outlook in the refining segment (euro 157 million).

39 Income taxes

(euro million)	2009	2010	2011
Current taxes:
- Italian subsidiaries	1,724	1,315	1,408
- foreign subsidiaries of the Exploration & Production segment	5,989	7,893	8,286
- foreign subsidiaries	483	521	635
	8,196	9,729	10,329
Net deferred taxes:
- Italian subsidiaries	(534)	(474)	(435)
- foreign subsidiaries of the Exploration & Production segment	(733)	(97)	936
- foreign subsidiaries	(173)	(1)	(156)
	(1,440)	(572)	345
	6,756	9,157	10,674

Income taxes currently payable amounted to euro 1,408 million and were in respect of the Italian corporate taxation (IRES for euro 1,039 million and IRAP for euro 249 million) and corporate foreign taxes for euro 120 million incurred by Italian subsidiaries.
Deferred taxes recognized by foreign subsidiaries in the Exploration & Production segment comprised an adjustment to deferred taxation for euro 573 million due to a changed tax rate applicable to a production sharing agreement, including an adjustment to deferred taxation which was recognized upon allocation of the purchase price as part of a business combination when the mineral interest was acquired by Eni.
The effective tax rate was 57.8% (56.0% and 55.4% in 2009 and 2010, respectively) compared with a statutory tax rate of 43.1% (40.1% and 39.6% in 2009 and 2010, respectively). This was calculated by applying the Italian statutory tax rate on corporate profit of 38.0%18 (IRES) and a 3.9% corporate tax rate applicable to the net value of production (IRAP) as provided for by Italian laws.
The difference between the statutory and effective tax rate was due to the following factors:

(%)	2009	2010	2011
Statutory tax rate	40.1	39.6	43.1
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	13.3	15.0	12.2
- impact of the supplemental Ires pursuant to the Law No. 7 of February 6, 2009		1.5	0.9
- impact pursuant to Law Decree No. 112/2008, Budget Law 2008 and enactment of a renewed tax framework in Libya	2.4
- permanent differences and other adjustments	0.2	(0.7)	1.6
	15.9	15.8	14.7
	56.0	55.4	57.8

(18)	Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of €25 million) effective from January 1, 2008 and further increases of 1% effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4% effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The increase in the tax rate of foreign subsidiaries primarily related to a 16.5% increase in the Exploration & Production segment (16.1% in 2009 and 2010, respectively).
In 2011, the increase for permanent differences and other adjustments of 1.6 percentage points were due to a non-deductible provision accrued to reflect the expected loss deriving from an antitrust proceeding in the European sector of rubbers (0.2 percentage points). In 2010, the decrease for permanent differences and other adjustments of 0.7 percentage points was due to a gain which was excluded from taxable profit relating a favorable outcome of an antitrust proceeding (0.6 percentage points). In 2009, the increase for permanent differences and other adjustments of 0.2 percentage points included the effect of a charge amounting to euro 250 million related to the estimation of a fine for the TSKJ matter to the US Authorities which was a non deductible item, partially offset by deferred tax assets which were recognized following the alignment of the tax base of certain oil&gas properties to their higher carrying amounts by paying a special tax and the partial deductibility of IRAP from income taxes also applicable to previous reporting periods (euro 222 million).
In 2009, the impact pursuant to Law Decree No. 112/2008, the Budget Law 2008 and enactment of a renewed tax framework in Libya consisted of the following: (i) an adjustment amounting to euro 230 million pertaining to income taxes due on the profit earned in Libya the previous year following the enactment of new criteria for revenues recognition for tax purposes; (ii) a reduced deductibility in Italy of the cost of goods sold following the reduction in the gas volumes of inventories for euro 64 million.

40 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2009, 2010 and 2011, was 3,622,405,852, 3,622,454,738, 3,622,616,182, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of shares fully-diluted including shares outstanding in the year, with the exception of treasury shares and including the number of potential shares outstanding in connection with stock-based compensation plans.
At December 31, 2009, 2010 and 2011 the number of potential shares outstanding were related to stock options plans. The average number of fully-diluted shares used in the calculation of diluted earnings was 3,622,438,937, 3,622,469,713 and 3,622,616,182 for the years ending December 31, 2009, 2010 and 2011, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

2009	2010	2011
Average number of shares used for the calculation of the basic earnings per share		3,622,405,852	3,622,454,738	3,622,616,182
Number of potential shares following stock options plans		33,085	14,975
Average number of shares used for the calculation of the diluted earnings per share		3,622,438,937	3,622,469,713	3,622,616,182
Eni’s net profit	(euro million)	4,367	6,318	6,860
Basic earning per share	(euro per share)	1.21	1.74	1.89
Diluted earning per share	(euro per share)	1.21	1.74	1.89

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

41 Information by industry segment and geographic financial information

Information by industry segment

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Intra-group profits	Total
2009
Net sales from operations (a)	23,801	30,447	31,769	4,203	9,664	88	1,280	(66)
Less: intersegment sales	(13,630)	(635)	(965)	(238)	(1,315)	(24)	(1,152)
Net sales to customers	10,171	29,812	30,804	3,965	8,349	64	128	(66)	83,227
Operating profit	9,120	3,687	(102)	(675)	881	(436)	(420)		12,055
Net provisions for contingencies	(2)	277	154	1	311	172	142		1,055
Depreciation, depletion, amortization and impairments	7,365	981	754	204	435	8	83	(17)	9,813
Share of profit (loss) of equity-accounted investments	142	310	(70)		50	(39)			393
Identifiable assets (b)	42,729	32,135	12,244	2,583	11,611	355	1,031	(553)	102,135
Unallocated assets									15,394
Equity-accounted investments	1,989	2,044	1,494	37	213	51			5,828
Identifiable liabilities (c)	10,918	9,161	4,684	742	5,967	1,868	1,461	(8)	34,793
Unallocated liabilities									32,685
Capital expenditures	9,486	1,686	635	145	1,630	44	57	12	13,695
2010
Net sales from operations (a)	29,497	29,576	43,190	6,141	10,581	105	1,386	100
Less: intersegment sales	(16,550)	(833)	(1,345)	(243)	(1,802)	(25)	(1,255)
Net sales to customers	12,947	28,743	41,845	5,898	8,779	80	131	100	98,523
Operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Net provisions for contingencies	33	(58)	199	2	35	1,146	50		1,407
Depreciation, depletion, amortization and impairments	7,051	1,399	409	135	516	10	79	(20)	9,579
Share of profit (loss) of equity-accounted investments	92	388	68	1		(2)	(10)		537
Identifiable assets (b)	49,573	34,943	14,356	3,076	12,715	362	754	(917)	114,862
Unallocated assets									16,998
Equity-accounted investments	1,974	2,370	1,058	30	174	54	8		5,668
Identifiable liabilities (c)	12,330	10,048	6,197	874	5,760	2,898	1,307	(101)	39,313
Unallocated liabilities									36,819
Capital expenditures	9,690	1,685	711	251	1,552	22	109	(150)	13,870
2011
Net sales from operations (a)	29,121	34,731	51,219	6,491	11,834	85	1,365	(54)
Less: intersegment sales	(18,444)	(1,083)	(2,791)	(289)	(1,324)	(23)	(1,249)
Net sales to customers	10,677	33,648	48,428	6,202	10,510	62	116	(54)	109,589
Operating profit	15,887	1,758	(273)	(424)	1,422	(427)	(319)	(189)	17,435
Net provisions for contingencies	53	137	57	11	79	201	13		551
Depreciation, depletion, amortization and impairments	6,440	1,100	839	250	631	6	75	(23)	9,318
Share of profit (loss) of equity-accounted investments	119	276	100		95	(45)	(1)		544
Identifiable assets (b)	56,139	36,357	15,031	3,066	13,521	378	810	(1,060)	124,242
Unallocated assets									18,703
Equity-accounted investments	2,317	2,375	890	38	179	37	7		5,843
Identifiable liabilities (c)	13,844	10,893	5,972	761	5,437	3,020	1,095	(54)	40,968
Unallocated liabilities									41,584
Capital expenditures	9,435	1,721	866	216	1,090	10	128	(28)	13,438

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Starting from the Annual Report 2010, environmental provisions incurred by Eni SpA following the effect of inter-company guarantees given on behalf of Syndial SpA are reported in the segment information within "Other activities". Prior period information has been restated accordingly.
Intersegment revenues are conducted on an arm’s length basis.

Geographic financial information

Identifiable assets and investments by geographic area of origin

(euro million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2009
Identifiable assets (a)	40,861	15,571	3,520	6,337	11,187	23,397	1,262	102,135
Capital expenditures	3,198	1,454	574	1,207	2,033	4,645	584	13,695
2010
Identifiable assets (a)	45,342	16,322	5,091	6,837	12,459	27,322	1,489	114,862
Capital expenditures	3,044	1,710	724	1,156	1,941	5,083	212	13,870
2011
Identifiable assets (a)	47,908	16,196	6,763	7,465	14,077	29,942	1,891	124,242
Capital expenditures	3,587	1,337	1,174	978	1,608	4,369	385	13,438

(a)	Includes assets directly associated with the generation of operating profit.

Net sales from operations by geographic area of destination

(euro million)	2009	2010	2011
Italy	27,950	47,802	33,805
Other European Union	24,331	21,125	35,536
Rest of Europe	5,213	4,172	7,537
Americas	7,080	6,282	9,612
Asia	8,208	5,785	10,258
Africa	10,174	13,068	11,333
Other areas	271	289	1,508
	83,227	98,523	109,589

42 Transactions with related parties

In the ordinary course of its business Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	contributions to entities, controlled by Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. In 2011, transactions with Eni Foundation were not material; (ii) Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.
In application of the Consob Regulation No. 17221/2010, related to transactions with related parties and introduced by the Eni’s internal procedure approved by the Board of Directors on November 18, 2010, starting from January 1, 2011, the company Cosmi SpA and its relevant group’s companies, already mentioned in Eni annual reports up to the 2010, are not qualified as related parties through a member of the Board of Directors. However, according to the Eni’s internal procedure, the company Cosmi SpA is considered as a subject of interest of a member of the Board of Directors and, therefore, any operations carried out by Eni with such company are subjected to specific procedures, practices and obligations of transparency with the aim to guarantee their substantial and formal fairness.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Italian Government in the 2009, 2010 and 2011, respectively, consisted of the following:

2009 (euro million)	December 31, 2009	2009

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co		5			64
Altergaz SA	50						142
ASG Scarl		10	54		25
Azienda Energia e Servizi Torino SpA	1	30			62			1
Bayernoil Raffineriegesellschaft mbH		31	1	15	77		2
Blue Stream Pipeline Co BV	17	15	34		163
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	16						95
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	38	12	6,037		5			84
CEPAV (Consorzio Eni per l'Alta Velocità) Due	6	1	76		1			2
Fox Energy SpA	44			1			241
Gasversorgung Süddeutschland GmbH	17						196	8
Gruppo Distribuzione Petroli Srl	15						71
InAgip doo	44	23			86			71
Karachaganak Petroleum Operating BV	61	196		588	344	27	9	10
KWANDA - Suporte Logistico Lda	72							20
Mellitah Oil & Gas BV	30	190			306		2	31
Petrobel Belayim Petroleum Co	4	12			205			4	2
Raffineria di Milazzo ScpA	14	8			242		98	5
Saipon Snc	8	2	61					45
Super Octanos CA		24		133
Trans Austria Gasleitung GmbH	4	71		36	157			40
Transitgas AG					1	61
Unión Fenosa Gas SA	8		62	12			53		1
Other (*)	143	58	15	62	188	41	117	125	10
	592	688	6,340	847	1,926	129	1,026	446	13
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	194	224		1	914	7	15	466	7
Eni BTC Ltd			141					1
Other (*)	29	23	4	1	52	4	14	6	1
	223	247	145	2	966	11	29	473	8
	815	935	6,485	849	2,892	140	1,055	919	21
Entities controlled by the Government
Gruppo Enel	96	32		9	286	77	342	428	1
Gruppo Finmeccanica	33	37		16	56		21	7
GSE - Gestore Servizi Energetici	83	74		373		79	342	15		19
Terna SpA	7	37		52	52	19	7	86	4	25
Other (*)	78	71		1	71	6	62	16
	297	251		451	465	181	774	552	5	44
	1,112	1,186	6,485	1,300	3,357	321	1,829	1,471	26	44

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

2010 (euro million)	December 31, 2010	2010

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
ACAM Clienti SpA	14	2		1	5		56
Agiba Petroleum Co	2	5			95
Altergaz SA							262
Azienda Energia e Servizi Torino SpA	1	65			78			1
Bayernoil Raffineriegesellschaft mbH		32	1	19	51		2
Blue Stream Pipeline Co BV	13	14	37		152			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	20						121
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	28	12	6,054		5			37
CEPAV (Consorzio Eni per l’Alta Velocità) Due	6	3	76		3			6
Gasversorgung Süddeutschland GmbH	3						62
GreenStream BV	4	13			95		1	2
Karachaganak Petroleum Operating BV	39	253		821	346	28	8	7
KWANDA - Suporte Logistico Lda	51	1						17
Mellitah Oil & Gas BV	30	137			225			33
Petrobel Belayim Petroleum Co	8	34			714			3	2
Raffineria di Milazzo ScpA	21	20			266		157	7	1
Rosa GmbH	7						50
Saipon Snc	2		53					29
Super Octanos CA		23		58			2
Supermetanol CA		13		57					1
Trans Austria Gasleitung GmbH	8	69		32	149		1	37
Transitgas AG		8			70
Unión Fenosa Gas SA	11		58				60		1
Other (*)	138	51	11	27	232	50	35	91	12
	406	755	6,290	1,015	2,486	78	817	272	17
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	177	285		2	894	5		917	7
Eni BTC Ltd			152
Other (*)	22	22	3	4	48	2	5	23	4
	199	307	155	6	942	7	5	940	11
	605	1,062	6,445	1,021	3,428	85	822	1,212	28
Entities controlled by the Government
Gruppo Enel	83	44		20	318	1	128	471
Gruppo Finmeccanica	44	44		50	37		22	9
GSE - Gestore Servizi Energetici	94	104		466		81	462	16		3
Terna SpA	35	41		115	71	31	55	28	9	38
Other (*)	62	44			74	4	44	5	21
	318	277		651	500	117	711	529	30	41
	923	1,339	6,445	1,672	3,928	202	1,533	1,741	58	41

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

2011 (euro million)	December 31, 2011	2011

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Joint ventures and associates
ACAM Clienti SpA	14		2		6		60
Agiba Petroleum Co	3	5			86
Azienda Energia e Servizi Torino SpA	1	63			43			1
Bayernoil Raffineriegesellschaft mbH		33	1	25	59		2
Blue Stream Pipeline Co BV	8	12			146			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	16						147
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	42	10	6,074		4			21
CEPAV (Consorzio Eni per l’Alta Velocità) Due	24	91			84			38
Gasversorgung Süddeutschland GmbH	29						201
Gaz de Bordeaux SAS	11						69
Karachaganak Petroleum Operating BV	38	205		1,108	256	23	8	5
KWANDA - Suporte Logistico Lda	54	2			2			13
Mellitah Oil & Gas BV	28	141			71			3
Petrobel Belayim Petroleum Co	25	46			576			69
Petromar Lda	74	6	57		7			68
Raffineria di Milazzo ScpA	29	31			322		232	16	1
Saipon Snc	21		48					5
Super Octanos CA	6	35		58				7	1
Supermetanol CA		10		72					1
Trans Austria Gasleitung GmbH				33	160		3	54
Unión Fenosa Gas SA			58				130		1
Other (*)	181	100	3	37	311	70	131	93	8
	604	790	6,243	1,333	2,133	93	983	395	12
Unconsolidated entities controlled by Eni
Agip Kazakhstan North
Caspian Operating Co NV	149	238			781	7		1,182	7
Eni BTC Ltd			157
Other (*)	53	68	6	11	51	3	11	11	8
	202	306	163	11	832	10	11	1,193	15
	806	1,096	6,406	1,344	2,965	103	994	1,588	27
Entities controlled by the Government
Gruppo Enel	83	48		5	429	2	33	482	1
Gruppo Finmeccanica	48	51		14	54		22	12
GSE - Gestore Servizi Energetici	153	158		615		54	607	10
Terna SpA	19	52		119	110	23	56	26	11	32
Other (*)	57	41		1	77	5	49	3	4
	360	350		754	670	84	767	533	16	32
	1,166	1,446	6,406	2,098	3,635	187	1,761	2,121	43	32

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	sale of natural gas to ACAM Clienti SpA, Gasversorgung Süddeutschland GmbH and Gaz de Bordeaux SAS;
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and to Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	gas transportation and distribution services from Azienda Energia e Servizi Torino SpA;
-	payments of refining services to Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA in relation to incurred costs;
-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Austria Gasleitung GmbH and, exclusively with Trans Austria Gasleitung GmbH, charges of fuel gas used as drive gas;
-	supply of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	guarantees issued on behalf of CEPAV (Consorzio Eni per l’Alta Velocità) Due and Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
-	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda;
-	acquisition of petrochemical products from Super Octanos CA and Supermetanol CA on the basis of prices referred to the quotations on international markets of the main products;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd.
Most significant transactions with entities controlled by the Italian Government concerned:
-	sale and transportation service of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission service with Gruppo Enel;
-	a long-term contract for the maintenance of new combined cycle power plants with Gruppo Finmeccanica;
-	sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Terna SpA.

Financing transactions
Financing transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Government in the 2009, 2010 and 2011, respectively, consisted of the following:

2009 (euro million)	December 31, 2009	2009

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Artic Russia BV	70	1	170		1
Bayernoil Raffineriegesellschaft mbH	133
Blue Stream Pipeline Co BV			692		12
Raffineria di Milazzo ScpA			85
Trans Austria Gasleitung GmbH	171				5
Transmediterranean Pipeline Co Ltd	149				3
Other (*)	125	112	24	2	3
	648	113	971	2	24
Unconsolidated entities controlled by Eni
Other (*)	78	34	1	2	3
	78	34	1	2	3
	726	147	972	4	27

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

2010 (euro million)	December 31, 2010	2010

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Artic Russia BV	104	3		1
Bayernoil Raffineriegesellschaft mbH	119
Blue Stream Pipeline Co BV		8	648	9
GreenStream BV	459	2		19
Raffineria di Milazzo ScpA			120
Trans Austria Gasleitung GmbH	144			6
Transmediterranean Pipeline Co Ltd	141			5
Other (*)	105	75	24
	1,072	88	792	40
Unconsolidated entities controlled by Eni
Other (*)	53	39	1	1
	53	39	1	1
	1,125	127	793	41

(*)	Each individual amount included herein does not exceed euro 50 million.

2011 (euro million)	December 31, 2011	2011

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Artic Russia BV		3	204
Bayernoil Raffineriegesellschaft mbH	107
Blue Stream Pipeline Co BV		291	669		6
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	503	1			26
Raffineria di Milazzo ScpA	60		88		1
Société Centrale Electrique du Congo SA	93		6
Transmediterranean Pipeline Co Ltd	115				4
Unión Fenosa Gas SA		85
Other (*)	104	64		1	9
	982	444	1,051	1	46
Unconsolidated entities controlled by Eni
Other (*)	57	59	1		3
	57	59	1		3
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti						338
						338
	1,039	503	1,052	1	49	338

(*)	Each individual amount included herein does not exceed euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	bank debt guarantee issued on behalf of Artic Russia BV, Blue Stream Pipeline Co BV, CEPAV (Consorzio Eni per l’Alta Velocità) Due, Société Centrale Electrique du Congo SA and Raffineria di Milazzo ScpA;
-	financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants and to Société Centrale du Congo SA for the construction of an electric plant in Congo;
-	the financing of the construction of natural gas transmission facilities and transport services with GreenStream BV and Transmediterranean Pipeline Co Ltd;
-	a cash deposit at Eni’s financial companies on behalf of Blue Stream Pipeline Co BV and Unión Fenosa Gas SA.
Income from investments from Cassa Depositi e Prestiti related to a gain recorded on the divestment of the 89% interest (entire stake own) in Trans Austria Gasleitung GmbH to CDP Gas Srl.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

December 31, 2009	December 31, 2010	December 31, 2011

(euro million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Trade and other receivables	20,348	1,355	6.66	23,636	1,356	5.74	24,595	1,496	6.08
Other current assets	1,307	9	0.69	1,350	9	0.67	2,326	2	0.09
Other non-current financial receivables	1,148	438	38.15	1,523	668	43.86	1,578	704	44.61
Other non-current assets	1,938	40	2.06	3,355	16	0.48	4,225	3	0.07
Current financial liabilities	3,545	147	4.15	6,515	127	1.95	4,459	503	11.28
Trade and other payables	19,174	1,241	6.47	22,575	1,297	5.75	22,912	1,446	6.31
Other current liabilities	1,856	5	0.27	1,620	5	0.31	2,237
Other non-current liabilities	2,480	49	1.98	2,194	45	2.05	2,900

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2009	2010	2011

(euro million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Net sales from operations	83,227	3,300	3.97	98,523	3,274	3.32	109,589	3,882	3.54
Other income and revenues	1,118	26	2.33	956	58	6.07	933	43	4.61
Purchases, services and other	58,351	4,999	8.57	69,135	5,825	8.43	79,191	5,887	7.43
Payroll and related costs	4,181	15	0.36	4,785	28	0.59	4,749	33	0.69
Other operating (expense) income	55	44	80.00	131	41	31.30	171	32	18.71
Financial income	5,950	27	0.45	6,117	41	0.67	6,379	49	0.77
Financial expense	(6,497)	(4)	0.06	(6,713)			(7,396)	(1)	0.01
Other gain (loss) from investments	176			619			1,627	338	20.77

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Transactions with related parties fell within the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.
The main cash flows with related parties are provided below:

(euro million)	2009	2010	2011
Revenues and other income	3,326	3,332	3,925
Costs and other expenses	(4,999)	(5,825)	(4,504)
Other operating (expense) income	44	41	32
Net change in trade and other receivables and liabilities	34	182	(140)
Dividends and net interests	407	521	501
Net cash provided by operating activities	(1,188)	(1,749)	(186)
Capital expenditures in tangible and intangible assets	(1,364)	(1,764)	(1,416)
Disposal of investments			533
Change in accounts payable in relation to investments	19	10	(21)
Change in financial receivables	83	128	104
Net cash used in investing activities	(1,262)	(1,626)	(800)
Change in financial liabilities	(14)	(23)	348
Net cash used in financing activities	(14)	(23)	348
Total financial flows to related parties	(2,464)	(3,398)	(638)

Disposals of investments for euro 533 million related to the divestment of the entire 89% interest in Trans Austria Gasleitung GmbH to CDP Gas Srl, Gruppo Cassa Depositi e Prestiti.
The impact of cash flows with related parties consisted of the following:

2009	2010	2011

(euro million)	Total	Related parties	Impact %	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided by operating activities	11,136	(1,188)	..	14,694	(1,749)	..	14,382	(186)	..
Cash used in investing activities	(10,254)	(1,262)	12.31	(12,965)	(1,626)	12.54	(11,218)	(800)	7.13
Cash used in financing activities	(1,183)	(14)	1.18	(1,827)	(23)	1.26	(3,223)	348

43 Significant non-recurring events and operations

Non-recurring charge (income) consisted of the following:

(euro million)	2009	2010	2011
Estimate of the charge from the possible resolution of the TSKJ matter	250	24
Fines sanctioned by Antitrust Authorities		(270)	69
	250	(246)	69

In 2011, a non-recurring provision was made amounting to euro 69 million to reflect the expected liabilities on an antitrust proceeding in the European sector of rubbers taking into account an unfavorable sentence issued by the Court of Justice of the European Community on the matter.
In 2010, a non-recurring gain amounting to euro 270 million related to the favorable settlement of an antitrust proceedings concerning alleged anti-competitive behavior charged to Eni regarding third party access to the import pipeline from Algeria in 2003. This resulted in a significantly lower fine imposed on the Company than the one sanctioned by the Antitrust Authority in 2003 and then accrued to profit and loss. Also in 2010 a charge of euro 24 million related to a fine of $30 million for the TSKJ matter following the agreement with the Federal Government of Nigeria for the settling of the legal proceeding.

44 Positions or transactions deriving from atypical and/or unusual operations

In 2009, 2010 and 2011 no transactions deriving from atypical and/or unusual operations were reported.

45 Subsequent events

On March 1, 2012, as part of their strategic partnership, Eni and Gazprom signed a preliminary agreement on the revision of the long-term supply contracts of Russian gas to Eni’s operations in Italy. The economic benefits of the agreement will be retroactive from the beginning of 2011 and will be recognized through profit from 2012. For the agreement to become effective, it is necessary that the existing supply contracts be amended accordingly.

Contents
Eni Annual Report / Supplemental oil and gas information

Supplemental oil and gas information (unaudited)

The following information pursuant to "International Financial Reporting Standards" (IFRS) is presented in accordance with FASB Extractive Activities - Oil & Gas (Topic 932). Amounts related to minority interests are not significant.

Capitalized costs

Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.
Capitalized costs by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2010 Consolidated subsidiaries
Proved mineral interests	10,576	10,616	14,051	17,057	1,989	5,552	6,617	1,674	68,132
Unproved mineral interests	32	320	570	2,006	39	1,561	1,979	42	6,549
Support equipment and facilities	270	33	1,391	716	70	21	53	6	2,560
Incomplete wells and other	909	584	2,069	1,089	4,644	107	1,444	84	10,930
Gross capitalized costs	11,787	11,553	18,081	20,868	6,742	7,241	10,093	1,806	88,171
Accumulated depreciation, depletion and amortization	(8,020)	(7,771)	(8,558)	(11,067)	(756)	(4,699)	(5,591)	(522)	(46,984)
Net capitalized costs consolidated subsidiaries (a) (b)	3,767	3,782	9,523	9,801	5,986	2,542	4,502	1,284	41,187
Equity-accounted entities
Proved mineral interests			79	191		479	178		927
Unproved mineral interests						469			469
Support equipment and facilities			7			6	3		16
Incomplete wells and other				332		139	197		668
Gross capitalized costs			86	523		1,093	378		2,080
Accumulated depreciation, depletion and amortization			(73)	(103)		(350)	(66)		(592)
Net capitalized costs equity-accounted entities (a) (b)			13	420		743	312		1,488
December 31, 2011 Consolidated subsidiaries
Proved mineral interests	11,356	11,481	15,519	19,539	2,523	6,136	8,976	1,889	77,419
Unproved mineral interests	31	325	582	2,893	40	1,543	1,409	204	7,027
Support equipment and facilities	285	34	1,442	923	85	41	61	13	2,884
Incomplete wells and other	956	1,778	2,755	898	5,333	136	1,029		12,885
Gross capitalized costs	12,628	13,618	20,298	24,253	7,981	7,856	11,475	2,106	100,215
Accumulated depreciation, depletion and amortization	(8,633)	(8,582)	(9,750)	(13,069)	(906)	(5,411)	(6,806)	(650)	(53,807)
Net capitalized costs consolidated subsidiaries (a) (b)	3,995	5,036	10,548	11,184	7,075	2,445	4,669	1,456	46,408
Equity-accounted entities
Proved mineral interests		2	80	240		698	330		1,350
Unproved mineral interests		44				271			315
Support equipment and facilities			8			6	3		17
Incomplete wells and other		2	1	1,011		185	223		1,422
Gross capitalized costs		48	89	1,251		1,160	556		3,104
Accumulated depreciation, depletion and amortization		(2)	(74)	(131)		(388)	(89)		(684)
Net capitalized costs equity-accounted entities (a) (b)		46	15	1,120		772	467		2,420

(a)	The amounts include net capitalized financial charges totaling euro 591 million in 2010 and euro 614 million in 2011 for the consolidated subsidiaries and euro 6 million in 2010 and euro 11 million in 2011 for equity-accounted entities.
(b)	The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 3,410 million in 2010 and euro 3,608 million in 2011 for the consolidated subsidiaries and of euro 76 million in 2010 and euro 101 million in 2011 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Costs incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.
Costs incurred by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2009
Consolidated subsidiaries
Proved property acquisitions			298	27		11	131		467
Unproved property acquisitions			54	42		83	43		222
Exploration	40	114	317	284	20	159	242	52	1,228
Development (a)	742	727	1,401	2,121	1,086	423	858	462	7,820
Total costs incurred consolidated subsidiaries	782	841	2,070	2,474	1,106	676	1,274	514	9,737
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration			6	1		9	25		41
Development (b)			3	62		94	47		206
Total costs incurred equity-accounted entities			9	63		103	72		247
2010
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	34	114	84	406	6	223	119	26	1,012
Development (a)	579	890	2,674	1,909	1,031	359	1,309	160	8,911
Total costs incurred consolidated subsidiaries	613	1,004	2,758	2,315	1,037	582	1,428	186	9,923
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration			4	2		4	35		45
Development (b)			7	200		46	114		367
Total costs incurred equity-accounted entities			11	202		50	149		412
2011
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions			57	697					754
Exploration	38	100	128	482	6	156	60	240	1,210
Development (a)	815	1,921	1,487	1,698	935	385	971	70	8,282
Total costs incurred consolidated subsidiaries	853	2,021	1,672	2,877	941	541	1,031	310	10,246
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5		5		8	9		27
Development (b)		2	3	659		68	154		886
Total costs incurred equity-accounted entities		7	3	664		76	163		913

(a)	Includes the abandonment costs of the assets for euro 301 million in 2009, euro 269 million in 2010 and euro 918 million in 2011.
(b)	Includes the abandonment costs of the assets for euro -6 million in 2009, euro -3 million in 2010 and euro 15 million in 2011.

Contents
Eni Annual Report / Supplemental oil and gas information

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are stateowned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Results of operations from oil and gas producing activities by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2009
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	2,274	2,583	1,738	4,386	245	41	808	29	12,104
- sales to third parties		540	5,037	586	739	1,208	639	181	8,930
Total revenues	2,274	3,123	6,775	4,972	984	1,249	1,447	210	21,034
Operations costs	(271)	(517)	(553)	(749)	(153)	(78)	(273)	(41)	(2,635)
Production taxes	(148)		(20)	(445)		(34)			(647)
Exploration expenses	(40)	(114)	(319)	(451)	(20)	(204)	(341)	(62)	(1,551)
D.D. & A. and Provision for abandonment (a)	(463)	(921)	(956)	(1,502)	(78)	(535)	(1,108)	(186)	(5,749)
Other income (expenses)	(125)	(134)	(471)	(467)	(186)	(17)	170	(47)	(1,277)
Pretax income from producing activities	1,227	1,437	4,456	1,358	547	381	(105)	(126)	9,175
Income taxes	(467)	(833)	(3,010)	(1,042)	(180)	(67)	(2)	23	(5,578)
Results of operations from E&P activities of consolidated subsidiaries (b)	760	604	1,446	316	367	314	(107)	(103)	3,597
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			15	45		49	123		232
Total revenues			15	45		49	123		232
Operations costs			(11)	(7)		(7)	(9)		(34)
Production taxes			(3)				(41)		(44)
Exploration expenses			(6)	(1)		(8)	(26)		(41)
D.D. & A. and Provision for abandonment			(1)	(15)		(35)	(25)		(76)
Other income (expenses)			1	6		(11)	(37)		(41)
Pretax income from producing activities			(5)	28		(12)	(15)		(4)
Income taxes			4	(14)		(10)	(20)		(40)
Results of operations from E&P activities of equity-accounted entities (b)			(1)	14		(22)	(35)		(44)

(a)	Includes asset impairments amounting to euro 576 million in 2009.
(b)	In 2009, the "Successful Effort Method" application would have led to an increase of result of operations of euro 320 million for the consolidated subsidiaries and an increase of euro 26 million for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2010
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	2,725	3,006	2,094	5,314	324	34	1,139	69	14,705
- sales to third parties		263	6,604	1,696	890	1,429	562	289	11,733
Total revenues	2,725	3,269	8,698	7,010	1,214	1,463	1,701	358	26,438
Operations costs	(278)	(555)	(593)	(902)	(184)	(150)	(292)	(69)	(3,023)
Production taxes	(184)		(300)	(700)		(37)			(1,221)
Exploration expenses	(35)	(116)	(85)	(465)	(6)	(263)	(204)	(25)	(1,199)
D.D. & A. and Provision for abandonment (a)	(621)	(615)	(1,063)	(1,739)	(84)	(696)	(872)	(84)	(5,774)
Other income (expenses)	(560)	254	(392)	(219)	(161)	(138)	(45)	(25)	(1,286)
Pretax income from producing activities	1,047	2,237	6,265	2,985	779	179	288	155	13,935
Income taxes	(382)	(1,296)	(4,037)	(1,962)	(291)	(119)	(154)	(36)	(8,277)
Results of operations from E&P activities of consolidated subsidiaries (b)	665	941	2,228	1,023	488	60	134	119	5,658
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			16	65		69	206		356
Total revenues			16	65		69	206		356
Operations costs			(16)	(9)		(7)	(9)		(41)
Production taxes			(3)				(69)		(72)
Exploration expenses			(4)	(2)		(4)	(35)		(45)
D.D. & A. and Provision for abandonment			(4)	(26)		(25)	(17)		(72)
Other income (expenses)			6	12		(10)	(67)		(59)
Pretax income from producing activities			(5)	40		23	9		67
Income taxes			4	(20)		(17)	(33)		(66)
Results of operations from E&P activities of equity-accounted entities (b)			(1)	20		6	(24)		1
2011
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,583	3,695	1,956	5,945	411	178	1,634	93	17,495
- sales to third parties		514	5,090	1,937	1,268	1,233	132	344	10,518
Total revenues	3,583	4,209	7,046	7,882	1,679	1,411	1,766	437	28,013
Operations costs	(284)	(566)	(483)	(830)	(171)	(183)	(364)	(88)	(2,969)
Production taxes	(245)		(165)	(853)		(37)			(1,300)
Exploration expenses	(38)	(113)	(128)	(509)	(6)	(177)	(136)	(58)	(1,165)
D.D. & A. and Provision for abandonment (a)	(606)	(704)	(843)	(1,435)	(112)	(486)	(901)	(103)	(5,190)
Other income (expenses)	(562)	142	(508)	(314)	(160)	(151)	125	8	(1,420)
Pretax income from producing activities	1,848	2,968	4,919	3,941	1,230	377	490	196	15,969
Income taxes	(761)	(2,043)	(3,013)	(2,680)	(413)	(157)	(184)	(120)	(9,371)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,087	925	1,906	1,261	817	220	306	76	6,598
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	19	93		89	262		465
Total revenues		2	19	93		89	262		465
Operations costs			(11)	(10)		(9)	(17)		(47)
Production taxes		(1)	(4)				(113)		(118)
Exploration expenses		(6)		(5)		(8)	(9)		(28)
D.D. & A. and Provision for abandonment			(1)	(24)		(23)	(21)		(69)
Other income (expenses)		(4)	6	11		(20)	(51)		(58)
Pretax income from producing activities		(9)	9	65		29	51		145
Income taxes			(4)	(35)		(32)	(4)		(75)
Results of operations from E&P activities of equity-accounted entities (b)		(9)	5	30		(3)	47		70

(a)	Includes asset impairments amounting to euro 123 million in 2010 and euro 189 million in 2011.
(b)	The "Successful Effort Method" application would have led to a decrease of euro 385 million in 2010 and an increase of euro 118 million in 2011 for the consolidated subsidiaries and a decrease of euro 5 million in 2010 and an increase of euro 20 million in 2011 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the US Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2011, the marker price for Brent was $111 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation19 of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserve audit is included in the third party audit report20.
In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current cost of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2011, Ryder Scott Company and DeGolyer and MacNaughton20 provided an independent evaluation of almost 32% of Eni’s total proved reserves as of December 31, 201121, confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three year period from 2009 to 2011, 85% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2011, the principal property not subjected to independent evaluation in the last three years is Kashagan (Kazakhstan). Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 57%, 55% and 49% of total proved reserves as of December 31, 2009, 2010 and 2011, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 2%, 3% and 1% of total proved reserves on an oil-equivalent basis as of December 31, 2009, 2010 and 2011, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserve volumes associated with oil and gas deriving from such obligation represent 0.3%, 0.6% and 0.8% of total proved reserves as of December 31, 2009, 2010 and 2011, respectively, on an oil-equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) the quantities of hydrocarbons related to the Angola LNG plant; and (iv) volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (a) the residual natural gas volumes of the reservoirs; and (b) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby removed from proved reserves when sold. Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.
The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2009, 2010 and 2011.

(19)	i	From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(20)	i	The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2011.
(21)	i	Including reserves of equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Crude oil (including condensate and natural gas liquids)

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia (a)	America	Australia and Oceania	Total
2009
Reserves of consolidated subsidiaries at December 31, 2008	186	277	823	783	911	106	131	26	3,243
of which: developed	111	222	613	576	298	92	74	23	2,009
of which: undeveloped	75	55	210	207	613	14	57	3	1,234
Purchase of minerals in place				2					2
Revisions of previous estimates	57	40	129	78	(36)	(35)	36	1	270
Improved recovery		8	10	15					33
Extensions and discoveries	10	74	38	5		44	12	8	191
Production	(20)	(48)	(105)	(113)	(26)	(21)	(26)	(3)	(362)
Sales of minerals in place
Reserves of consolidated subsidiaries at December 31, 2009	233	351	895	770	849	94	153	32	3,377
Reserves of equity-accounted entities at December 31, 2008			14	8		101	19		142
of which: developed			11	4		11	7		33
of which: undeveloped			3	4		90	12		109
Purchase of minerals in place
Revisions of previous estimates
Improved recovery
Extensions and discoveries			1						1
Production			(2)	(1)			(3)		(6)
Sales of minerals in place						(51)			(51)
Reserves of equity-accounted entities at December 31, 2009			13	7		50	16		86
Reserves at December 31, 2009	233	351	908	777	849	144	169	32	3,463
Developed	141	218	669	548	291	52	93	23	2,035
Consolidated subsidiaries	141	218	659	544	291	45	80	23	2,001
Equity-accounted entities			10	4		7	13		34
Undeveloped	92	133	239	229	558	92	76	9	1,428
Consolidated subsidiaries	92	133	236	226	558	49	73	9	1,376
Equity-accounted entities			3	3		43	3		52
2010
Reserves of consolidated subsidiaries at December 31, 2009	233	351	895	770	849	94	153	32	3,377
of which: developed	141	218	659	544	291	45	80	23	2,001
of which: undeveloped	92	133	236	226	558	49	73	9	1,376
Purchase of minerals in place
Revisions of previous estimates	38	17	178	75	(37)	62	2		335
Improved recovery			1	1					2
Extensions and discoveries		25	13	22			1		61
Production	(23)	(44)	(108)	(116)	(24)	(17)	(22)	(3)	(357)
Sales of minerals in place			(1)	(2)					(3)
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415

(a)	Proved reserves of equity-accounted entities at year end 2008 include 60% of the three former Yukos companies. From 2009, after the 51% call option exercised by Gazprom, values are reported at 29.4%.

Contents
Eni Annual Report / Supplemental oil and gas information

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia (a)	America	Australia and Oceania	Total
Reserves of equity-accounted entities at December 31, 2009			13	7		50	16		86
of which: developed			10	4		7	13		34
of which: undeveloped			3	3		43	3		52
Purchase of minerals in place
Revisions of previous estimates			8			(6)	(2)
Improved recovery							12		12
Extensions and discoveries							117		117
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
Reserves at December 31, 2010	248	349	997	756	788	183	273	29	3,623
Developed	183	207	674	537	251	44	87	20	2,003
Consolidated subsidiaries	183	207	656	533	251	39	62	20	1,951
Equity-accounted entities			18	4		5	25		52
Undeveloped	65	142	323	219	537	139	186	9	1,620
Consolidated subsidiaries	65	142	322	217	537	100	72	9	1,464
Equity-accounted entities			1	2		39	114		156
2011
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415
of which: developed	183	207	656	533	251	39	62	20	1,951
of which: undeveloped	65	142	322	217	537	100	72	9	1,464
Purchase of minerals in place
Revisions of previous estimates	34	58	10	14	(112)	(20)	1		(15)
Improved recovery		2	2	2					6
Extensions and discoveries		9	2	11			17		39
Production	(23)	(44)	(75)	(100)	(23)	(13)	(20)	(4)	(302)
Sales of minerals in place		(2)		(7)					(9)
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
of which: developed			18	4		5	25		52
of which: undeveloped			1	2		39	114		156
Purchase of minerals in place
Revisions of previous estimates				11		6	11		28
Improved recovery							1		1
Extensions and discoveries				6		60	4		70
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011			17	22		110	151		300
Reserves at December 31, 2011	259	372	934	692	653	216	283	25	3,434
Developed	184	195	638	487	215	34	117	25	1,895
Consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
Equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
Consolidated subsidiaries	75	177	295	187	438	72	40		1,284
Equity-accounted entities			1	18		110	126		255

(a)	Proved reserves of equity-accounted entities at year end 2008 include 60% of the three former Yukos companies. From 2009, after the 51% call option exercised by Gazprom, values are reported at 29.4%.

Contents
Eni Annual Report / Supplemental oil and gas information

Natural Gas

(billion cubic feet)	Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia (b)	America	Australia and Oceania	Total
2009
Reserves of consolidated subsidiaries at December 31, 2008	2,844	1,421	6,311	2,084	2,437	911	600	606	17,214
of which: developed	2,031	1,122	3,537	1,443	2,005	439	340	221	11,138
of which: undeveloped	813	299	2,774	641	432	472	260	385	6,076
Purchase of minerals in place				1			136		137
Revisions of previous estimates	97	149	(309)	142	(204)	52	43	(17)	(47)
Improved recovery		25							25
Extensions and discoveries	1	26	479			2	7	4	519
Production	(238)	(239)	(587)	(100)	(94)	(151)	(155)	(18)	(1,582)
Sales of minerals in place		(2)					(2)		(4)
Reserves of consolidated subsidiaries at December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262
Reserves of equity-accounted entities at December 31, 2008			13	2		3,000			3,015
of which: developed			11	1		408			420
of which: undeveloped			2	1		2,592			2,595
Purchase of minerals in place
Revisions of previous estimates			3	3		10	2		18
Improved recovery
Extensions and discoveries				80					80
Production			(2)			(12)			(14)
Sales of minerals in place						(1,511)			(1,511)
Reserves of equity-accounted entities at December 31, 2009			14	85		1,487	2		1,588
Reserves at December 31, 2009	2,704	1,380	5,908	2,212	2,139	2,301	631	575	17,850
Developed	2,001	1,231	3,498	1,468	1,859	756	506	565	11,884
Consolidated subsidiaries	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650
Equity-accounted entities			12	5		217			234
Undeveloped	703	149	2,410	744	280	1,545	125	10	5,966
Consolidated subsidiaries	703	149	2,408	664	280	275	123	10	4,612
Equity-accounted entities			2	80		1,270	2		1,354
2010
Reserves of consolidated subsidiaries at December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262
of which: developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650
of which: undeveloped	703	149	2,408	664	280	275	123	10	4,612
Purchase of minerals in place
Revisions of previous estimates	234	48	778	161	(179)	211	41	(18)	1,276
Improved recovery
Extensions and discoveries		177	146			4	5	22	354
Production	(246)	(204)	(609)	(161)	(86)	(158)	(145)	(35)	(1,644)
Sales of minerals in place	(48)		(2)						(50)
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198

(a)	Including, approximately 746, 769 and 767 bcf of natural gas held in storage at December 31, 2008, 2009 and 2010, respectively.
(b)	Proved reserves of equity-accounted entities at year end 2008 include 60% of the three former Yukos companies. From 2009, after the 51% call option exercised by Gazprom, values are reported at 29.4%.

Contents
Eni Annual Report / Supplemental oil and gas information

(billion cubic feet)	Italy (a)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia (b)	America	Australia and Oceania	Total
Reserves of equity-accounted entities at December 31, 2009			14	85		1,487	2		1,588
of which: developed			12	5		217			234
of which: undeveloped			2	80		1,270	2		1,354
Purchase of minerals in place
Revisions of previous estimates			6	(1)		44	2		51
Improved recovery
Extensions and discoveries			6	34			18		58
Production			(2)			(11)			(13)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
Reserves at December 31, 2010	2,644	1,401	6,231	2,245	1,874	2,391	552	544	17,882
Developed	2,061	1,103	3,122	1,554	1,621	774	437	539	11,211
Consolidated subsidiaries	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
Equity-accounted entities			22	4		214	6		246
Undeveloped	583	298	3,109	691	253	1,617	115	5	6,671
Consolidated subsidiaries	583	298	3,107	577	253	311	99	5	5,233
Equity-accounted entities			2	114		1,306	16		1,438
2011
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
of which: developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
of which: undeveloped	583	298	3,107	577	253	311	99	5	5,233
Purchase of minerals in place	9								9
Revisions of previous estimates	80	199	436	(11)	(142)	(38)	51	96	671
Improved recovery		3							3
Extensions and discoveries	4	18	9	18			131		180
Production	(246)	(196)	(462)	(185)	(84)	(148)	(122)	(36)	(1,479)
Sales of minerals in place
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
of which: developed			22	4		214	6		246
of which: undeveloped			2	114		1,306	16		1,438
Purchase of minerals in place		2							2
Revisions of previous estimates			(2)	147		372	11		528
Improved recovery
Extensions and discoveries				74		1,150	1,274		2,498
Production			(2)	(1)		(9)			(12)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
Reserves at December 31, 2011	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
Consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
Equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
Consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
Equity-accounted entities		2	3	334		3,009	1,299		4,647

(a)	Including, approximately 767 and 767 bcf of natural gas held in storage at December 31, 2010 and 2011, respectively.
(b)	Proved reserves of equity-accounted entities at year end 2008 include 60% of the three former Yukos companies. From 2009, after the 51% call option exercised by Gazprom, values are reported at 29.4%.

Contents
Eni Annual Report / Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas for the year ended December 31,2008, and the average prices during the years ended December 31, 2009, 2010 and 2011 to estimated future production of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the Countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil & Gas (Topic 932). The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents
Eni Annual Report / Supplemental oil and gas information

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2009
Future cash inflows	26,243	22,057	59,413	33,676	30,273	5,680	7,088	2,973	187,403
Future production costs	(4,732)	(6,215)	(7,771)	(9,737)	(6,545)	(1,427)	(1,797)	(529)	(38,753)
Future development and abandonment costs	(5,143)	(5,375)	(8,618)	(5,134)	(4,345)	(1,409)	(1,897)	(214)	(32,135)
Future net inflow before income tax	16,368	10,467	43,024	18,805	19,383	2,844	3,394	2,230	116,515
Future income tax	(5,263)	(6,621)	(24,230)	(9,894)	(4,827)	(636)	(694)	(563)	(52,728)
Future net cash flows	11,105	3,846	18,794	8,911	14,556	2,208	2,700	1,667	63,787
10% discount factor	(5,868)	(1,455)	(9,160)	(3,102)	(10,249)	(520)	(1,162)	(771)	(32,287)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2009	5,237	2,391	9,634	5,809	4,307	1,688	1,538	896	31,500
Future cash inflows			250	427		2,389	652		3,718
Future production costs			(147)	(70)		(773)	(261)		(1,251)
Future development and abandonment costs			(21)	(137)		(970)	(40)		(1,168)
Future net inflow before income tax			82	220		646	351		1,299
Future income tax			(1)	(45)		(260)	(126)		(432)
Future net cash flows			81	175		386	225		867
10% discount factor			(28)	(80)		(420)	(82)		(610)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2009			53	95		(34)	143		257
Total consolidated subsidiaries and equity-accounted entities at December 31, 2009	5,237	2,391	9,687	5,904	4,307	1,654	1,681	896	31,757
December 31, 2010
Future cash inflows	30,047	27,973	86,728	45,790	41,053	9,701	8,546	3,846	253,684
Future production costs	(4,865)	(7,201)	(12,896)	(13,605)	(6,686)	(3,201)	(2,250)	(611)	(51,315)
Future development and abandonment costs	(4,499)	(6,491)	(8,827)	(5,310)	(5,192)	(3,489)	(1,713)	(221)	(35,742)
Future net inflow before income tax	20,683	14,281	65,005	26,875	29,175	3,011	4,583	3,014	166,627
Future income tax	(6,289)	(9,562)	(37,108)	(14,468)	(7,213)	(872)	(910)	(805)	(77,227)
Future net cash flows	14,394	4,719	27,897	12,407	21,962	2,139	3,673	2,209	89,400
10% discount factor	(7,224)	(1,608)	(13,117)	(3,884)	(14,829)	(419)	(1,392)	(850)	(43,323)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2010	7,170	3,111	14,780	8,523	7,133	1,720	2,281	1,359	46,077
Future cash inflows			498	750		2,893	7,363		11,504
Future production costs			(251)	(98)		(972)	(2,676)		(3,997)
Future development and abandonment costs			(35)	(128)		(879)	(1,188)		(2,230)
Future net inflow before income tax			212	524		1,042	3,499		5,277
Future income tax			(2)	(69)		(338)	(2,145)		(2,554)
Future net cash flows			210	455		704	1,354		2,723
10% discount factor			(113)	(160)		(515)	(852)		(1,640)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2010			97	295		189	502		1,083
Total consolidated subsidiaries and equity-accounted entities at December 31, 2010	7,170	3,111	14,877	8,818	7,133	1,909	2,783	1,359	47,160

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2011
Future cash inflows	38,200	37,974	109,825	59,263	50,443	10,403	11,980	5,185	323,273
Future production costs	(5,740)	(7,666)	(17,627)	(15,191)	(7,845)	(3,852)	(2,687)	(813)	(61,421)
Future development and abandonment costs	(4,712)	(7,059)	(9,639)	(5,734)	(3,705)	(2,842)	(1,836)	(224)	(35,751)
Future net inflow before income tax	27,748	23,249	82,559	38,338	38,893	3,709	7,457	4,148	226,101
Future income tax	(9,000)	(15,912)	(46,676)	(23,075)	(9,866)	(1,124)	(2,474)	(1,254)	(109,381)
Future net cash flows	18,748	7,337	35,883	15,263	29,027	2,585	4,983	2,894	116,720
10% discount factor	(9,692)	(2,572)	(16,191)	(4,833)	(17,599)	(559)	(1,914)	(1,122)	(54,482)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2011	9,056	4,765	19,692	10,430	11,428	2,026	3,069	1,772	62,238
Future cash inflows		21	649	1,866		6,141	15,067		23,744
Future production costs		(5)	(259)	(471)		(1,540)	(4,598)		(6,873)
Future development and abandonment costs		(2)	(36)	(147)		(1,247)	(1,754)		(3,186)
Future net inflow before income tax		14	354	1,248		3,354	8,715		13,685
Future income tax		(3)	(3)	(189)		(824)	(5,368)		(6,387)
Future net cash flows		11	351	1,059		2,530	3,347		7,298
10% discount factor			(183)	(475)		(1,825)	(2,155)		(4,638)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2011		11	168	584		705	1,192		2,660
Total consolidated subsidiaries and equity-accounted entities at December 31, 2011	9,056	4,776	19,860	11,014	11,428	2,731	4,261	1,772	64,898

Contents
Eni Annual Report / Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows

Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2009, 2010 and 2011, are as follows:

(euro million)	Consolidated subsidiaries	Equity-accounted entities	Total
Standardized measure of discounted future net cash flows at December 31, 2008	31,452	38	31,490
Increase (Decrease):
- sales, net of production costs	(17,752)	(154)	(17,906)
- net changes in sales and transfer prices, net of production costs	4,515	286	4,801
- extensions, discoveries and improved recovery, net of future production and development costs	3,587	22	3,609
- changes in estimated future development and abandonment costs	(9,915)	(157)	(10,072)
- development costs incurred during the period that reduced future development costs	7,401	208	7,609
- revisions of quantity estimates	4,686	(113)	4,573
- accretion of discount	6,112	29	6,141
- net change in income taxes	674	(67)	607
- purchase of reserves in-place	161		161
- sale of reserves in-place	(7)	81	74
- changes in production rates (timing) and other	586	84	670
Net increase (decrease)	48	219	267
Standardized measure of discounted future net cash flows at December 31, 2009	31,500	257	31,757
Increase (Decrease):
- sales, net of production costs	(22,194)	(243)	(22,437)
- net changes in sales and transfer prices, net of production costs	24,415	406	24,821
- extensions, discoveries and improved recovery, net of future production and development costs	1,926	1,409	3,335
- changes in estimated future development and abandonment costs	(6,464)	(386)	(6,850)
- development costs incurred during the period that reduced future development costs	8,520	368	8,888
- revisions of quantity estimates	12,600	143	12,743
- accretion of discount	6,519	53	6,572
- net change in income taxes	(11,802)	(1,115)	(12,917)
- purchase of reserves in-place
- sale of reserves in-place	(177)		(177)
- changes in production rates (timing) and other	1,234	191	1,425
Net increase (decrease)	14,577	826	15,403
Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160
Increase (Decrease):
- sales, net of production costs	(23,744)	(300)	(24,044)
- net changes in sales and transfer prices, net of production costs	40,961	442	41,403
- extensions, discoveries and improved recovery, net of future production and development costs	1,580	2,457	4,037
- changes in estimated future development and abandonment costs	(3,890)	(392)	(4,282)
- development costs incurred during the period that reduced future development costs	7,301	866	8,167
- revisions of quantity estimates	1,337	(87)	1,250
- accretion of discount	8,640	235	8,875
- net change in income taxes	(17,067)	(1,678)	(18,745)
- purchase of reserves in-place	37	10	47
- sale of reserves in-place	(146)		(146)
- changes in production rates (timing) and other	1,152	24	1,176
Net increase (decrease)	16,161	1,577	17,738
Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898

Contents
Eni Annual Report / List of Eni's subsidiaries

List of Eni’s subsidiaries for year 2011

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Agosta Srl	Italy	100.00
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni West Africa SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy (Egypt) Ltd	UK	100.00
Burren Energy India Ltd	UK	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	UK	100.00
Burren Energy (Services) Ltd	UK	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	UK	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	UK	100.00
Eni America Ltd	USA	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	UK	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	UK	100.00
Eni BB Petroleum Inc	USA	100.00
Eni Bukat Ltd	UK	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	UK	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Republic of the Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni Elgin/Franklin Ltd	UK	100.00
Eni Energy Russia BV	Netherlands	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	UK	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	UK	100.00
Eni India Ltd	UK	100.00
Eni Indonesia Ltd	UK	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni Investments Plc	UK	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	UK	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni Krueng Mane Ltd	UK	100.00
Eni Lasmo Plc	UK	100.00
Eni LNS Ltd	UK	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	USA	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	UK	100.00
Eni MOG Ltd (in liquidation)	UK	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni North Ganal Ltd	UK	100.00
Eni Oil Algeria Ltd	UK	100.00
Eni Oil do Brasil SA	Brazil	100.00
Eni Oil & Gas Inc	USA	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan Ltd	UK	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Papalang Ltd	UK	100.00
Eni Petroleum Co Inc	USA	100.00
Eni Petroleum US Llc	USA	100.00
Eni Polska spólka z ograniczona odpowiedzialnoscia	Poland	100.00
Eni Popodi Ltd	UK	100.00
Eni Rapak Ltd	UK	100.00
Eni RD Congo SPRL	Democratic Republic of the Congo	100.00
Eni TNS Ltd	UK	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	UK	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00
Eni Tunisia BEK BV	Netherlands	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UFL Ltd (in liquidation)	UK	100.00
Eni UHL Ltd	UK	100.00
Eni UKCS Ltd	UK	100.00
Eni UK Holding Plc	UK	100.00
Eni UK Ltd	UK	100.00
Eni Ukraine Holdings BV	Netherlands	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Ukraine Llc	Ukraine	100.00
Eni ULT Ltd	UK	100.00
Eni ULX Ltd	UK	100.00
Eni USA Gas Marketing Llc	USA	100.00
Eni USA Inc	USA	100.00
Eni US Operating Co Inc	USA	100.00
Eni Venezuela BV	Netherlands	100.00
Eni West Timor Ltd	UK	100.00
Eni Yemen Ltd	UK	100.00
First Calgary Petroleums LP	USA	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO 'Eni Energhia'	Russia	100.00
Gas & Power
Compagnia Napoletana di illuminazione e Scaldamento col Gas SpA	Italy	55.36
Eni Gas & Power Belgium SpA	Italy	100.00
Eni Hellas SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
GNL Italia SpA	Italy	55.53
LNG Shipping SpA	Italy	100.00
Snam Rete Gas SpA (Snam SpA from January 1, 2012)	Italy	55.53
Società EniPower Ferrara Srl	Italy	51.00
Società Italiana per il Gas pA	Italy	55.53
Stoccaggi Gas Italia SpA - Stogit SpA	Italy	55.53
Toscana Energia Clienti SpA	Italy	100.00
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Altergaz SA	France	98.09
Distribuidora de Gas Cuyana SA	Argentina	45.60
Distrigas LNG Shipping SA	Belgium	100.00
Distrigas NV	Belgium	100.00
Eni Gas & Power Belgium SA	Belgium	100.00
Eni Gas & Power GmbH	Germany	100.00
Eni Gas Transport Services SA	Switzerland	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Finpipe GIE	Belgium	63.33
Inversora de Gas Cuyana SA	Argentina	76.00
Société du Services du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz-Dso Földgázelosztó kft	Hungary	50.44
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	50.44
Trans Tunisian Pipeline Co Ltd	Channel Islands	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Refining & Marketing
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Eni Austria GmbH	Austria	100.00
Eni Austria Tankstellenbetrieb GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovenija doo	Slovenia	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	USA	100.00
Eni USA R&M Co Inc	USA	100.00
Esain SA	Ecuador	100.00
Petrochemicals
Polimeri Europa SpA	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mûködõ Részvénytársaság	Hungary	100.00
Polimeri Europa Benelux SA	Belgium	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	UK	100.00
Engineering & Construction
Saipem SpA	Italy	43.23
Saipem Energy Services SpA	Italy	43.23
Servizi Energia Italia SpA	Italy	43.23
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.19
Andromeda Consultoria Tecnica e Representações Ltda	Brasil	43.23
BOSCONGO SA	Republic of the Congo	43.23
BOS Investment Ltd (in liquidation)	UK	43.23
BOS-UIE Ltd (in liquidation)	UK	43.23
Construction Saipem Canada Inc	Canada	43.23
ER SAI Caspian Contractor Llc	Kazakhstan	21.62
ERS - Equipment Rental & Services BV	Netherlands	43.23
Global Petroprojects Services AG	Switzerland	43.23
Medsai SAS (former SAS Port de Tanger)	France	43.23

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Engineering & Construction
Moss Maritime AS	Norway	43.23
Moss Maritime Inc	USA	43.23
North Caspian Service Co	Kazakhstan	43.23
Petrex SA	Peru	43.23
PT Saipem Indonesia	Indonesia	43.23
Saigut SA De Cv	Mexico	43.23
Saimexicana SA De Cv	Mexico	43.23
Saipem America Inc	USA	43.23
Saipem Asia Sdn Bhd	Malaysia	43.23
Saipem Australia Pty Ltd	Australia	43.23
Saipem (Beijing) Technical Services Co Ltd	China	43.23
Saipem Contracting Algérie SpA	Algeria	43.23
Saipem Contracting Netherlands BV	Netherlands	43.23
Saipem Contracting (Nigeria) Ltd	Nigeria	42.35
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.23
Saipem Drilling Co Private Ltd	India	43.23
Saipem India Projects Ltd	India	43.23
Saipem International BV	Netherlands	43.23
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.23
Saipem Ltd	UK	43.23
Saipem Luxembourg SA	Luxembourg	43.23
Saipem (Malaysia) Sdn Bhd	Malaysia	17.89
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.23
Saipem Mediteran Usluge doo	Croatia	43.23
Saipem Misr for Petroleum Services SAE	Egypt	43.23
Saipem (Nigeria) Ltd	Nigeria	38.66
Saipem Norge AS	Norway	43.23
Saipem Offshore Norway AS	Norway	43.23
Saipem (Portugal) Cómercio Marítimo, Sociedade Unipessoal Lda	Portugal	43.23
Saipem SA	France	43.23
Saipem Services México SA De Cv	Mexico	43.23
Saipem Services SA	Belgium	43.23
Saipem Singapore Pte Ltd	Singapore	43.23
Saipem UK Ltd	UK	43.23
Saipem Ukraine Llc	Ukraine	43.23
SAIRUS Llc	Russia	43.23
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Irak	25.94
Saudi Arabian Saipem Ltd	Saudi Arabia	25.94
Sigurd Rück AG	Switzerland	43.23
Snamprogetti Canada Inc	Canada	43.23
Snamprogetti Engineering BV	Netherlands	43.23
Snamprogetti Ltd	UK	43.23
Snamprogetti Lummus Gas Ltd	Malta	42.80
Snamprogetti Netherlands BV	Netherlands	43.23
Snamprogetti Romania Srl	Romania	43.23
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.23
Sofresid Engineering SA	France	43.23
Sofresid SA	France	43.23
Sonsub AS	Norway	43.23
Sonsub International Pty Ltd	Australia	43.23
Star Gulf FZ Co	United Arab Emirates	43.23
Terminal Portuário do Guarujá SA	Brazil	43.23
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Portugal	43.23

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)
Other activities
Ing. Luigi Conti Vecchi SpA	Italy	100.00
Syndial SpA - Attività Diversificate	Italy	100.00
Corporate and financial companies
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Administration & Financial Service SpA	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Finance International SA (former Eni Coordination Center)	Belgium	100.00
Eni Finance USA Inc	USA	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00
Eni International Resources Ltd	UK	100.00

Contents

Contents
Eni Annual Report / Consolidated Sustainability Statements

Notes to the Consolidated Sustainability Statements

Basis of presentation

In 2010, after the fourth edition of the annual Sustainability Report, Eni began a process leading towards the preparation of an integrated report according to (i) the recommendations of the International Integrated Reporting Committee (IIRC) and of the Professional Associations, (ii) the standards indicated in the "Sustainability Reporting Guidelines, version 3.0" defined in 2006 by the Global Reporting Initiative (G.R.I.), obtaining for its 2010 reporting the G.R.I. A+ application level.
In 2011, following inclusion in the Pilot Programme launched by the IIRC, Eni continued the process of preparing an integrated report. In the management discussion of the Annual Report it provided for the presentation of financial and sustainability disclosures, supplementing the annual report with a specific section entitled "2011 Consolidated Sustainability Statements" (hereinafter Sustainability Statements) which presents the key performance indicators counted on an annual basis by Eni.
The Eni Group’s 2011 sustainability reporting and the performance indicators referring to the three years 2009-2011 included in the present section have been prepared in accordance with the "Sustainability Reporting Guidelines, version 3.1" issued by the G.R.I. (Global Reporting Initiative), with particular reference to the principles of materiality, completeness, stakeholder inclusiveness and sustainability context.

Materiality and stakeholder’s engagement
The materiality analysis carried out to select sustainability information aims to define the topics considered most relevant and significant for the Company and for its main reference stakeholders.
The level of interest and the external significance of the subject matters arise from the context in which Eni works, from the evolution of trends that characterized not only the energy industry but also the entire international panorama, and from the commitments undertaken by Eni at an international level.
The stakeholders considered in the definition of materiality include rating agencies, institutions, governments, international associations, NGOs and Eni’s people (for additional information see the paragraph "Stakeholder engagement activities"). The level of internal significance of sustainability topics is, instead, determined analyzing the short/long-term strategy, observed also in the light of the sustainability performance relating to the reporting year.
The results that emerge from comparing the external and internal expectations are, finally, reassessed by the senior managers responsible for defining the relevant topics, publicly presented.

Reporting boundary and sustainability context
The sustainability information contained in this section and in the management discussion of the Annual Report is integrated at several levels into the document. In the management discussion the financial information is supplemented by sustainability information with reference to the strategy, the operating context, the market, the scenario and the business model.
The following section contains the performance indicators at the Eni consolidated level for the 2009-2011 period and an analysis of the trends in the main sustainability indicators in the three years of reference.
The information included refers to Eni SpA and its consolidated subsidiaries. The consolidation boundary coincides with that of the 2011 Consolidated Financial Statements, with the exception of certain data expressly indicated in the text.
For health, safety and environmental data the consolidation domain is defined on the basis of the operational criterion (control over operations): according to this approach, the emissions reported at the level of interest for stakeholders refer to 100% of the emissions of a plant operated by Eni. Vice versa with the equity share criterion, which is used in the Consolidated Financial Statements, the emissions associated with a plant are expected to represent the quota of economic interest in that specific plant.

Principles of quality assurance for the sustainability reporting
The performance data reported have been gathered with the aim of providing a balanced and clear picture of the Company’s actions and characteristics.
The information and quantitative data collection process was organized so as to ensure data comparison over several years, in order to provide an accurate reading of the information and a comprehensive vision to all stakeholders interested in the evolution of Eni’s performance.
The specific indicators and data of the different business segments are presented on the website eni.com.
The Consolidated Sustainability Statements is based on measurement processes defined in the reporting procedures: lower or different accuracy levels are indicated at the margin. During allocation by the referents of each thematic area, as well as loading the data for the reporting year, the two previous years were also checked and updated; therefore, any changes in the data relating to 2009 and 2010 with respect to the previous year’s publications, are due to these restatements. The data are collected by means of a dedicated information system, which ensures that the information flows are reliable and correctly monitored. The sustainability information is subject to assurance by an independent company, the auditor of the Eni Consolidated Financial Statements as of December 31, 2011.

Calculation methods
The calculation methods for the added value, for the injury frequency rate and injury severity rate, the refining energy intensity index and the emission indexes are illustrated below.

Contents
Eni Annual Report / Consolidated Sustainability Statements

The added value represents the wealth generated by the Company in carrying out its activities. The configuration chosen in this Report is that of Overall Added Value net of amortization and depreciation. Net Overall Added Value is divided among the following beneficiaries: employees (direct remuneration consisting of wages, salaries and provisions for termination benefits, and indirect remuneration consisting of social welfare contributions); the Public Administration (income taxes); financial backers (medium/long-term interest paid for availability of borrowed capital); shareholders (dividends distributed); the Company (quota of reinvested earnings).
As regards performance on people safety, injury frequency rate and injury severity rate are presented for employees and contractors. The frequency rate is calculated as the ratio between the number of accidents leading to days of absence1 (including fatalities) and millions of hours worked; the severity rate is defined as the ratio between days of absence1 due to accidents (excluding fatalities) and thousands of hours worked.
The refining energy intensity index represents the total value of the energy effectively used in a given year in the various refining process plants, in ratio to the corresponding value determined on the basis of standard consumption predefined for each process plant. To compare the data over the years the figure for 2005 was taken as a reference (100%). To highlight in the medium and long term the specific performance by sector regarding CO2 emissions, three indexes have been defined representing the following operations: hydrocarbon production, refining and electricity generation. These indexes take into account the substantial differences of the work conditions through the years and enable performance to be compared thanks to normalization of emissions according to operational data.
The refining indexes are calculated based on the equivalent distillation capacity provided by a third party agency, the hydrocarbon production indexes refer to the net operated production, while the electricity sector indexes refer to the electrical and thermal energy produced in terms of equivalents MWh. Greenhouse gas emissions (GHG) refer to CO2 and CH4 (methane); the methane is converted into CO2eq using a Global Warming Potential (GWP) of 21.
As regards the new methodology for evaluating the value created by the research activities, it makes possible to associate a value with R&D results in terms of both tangible value and creation of intangible value. Tangible benefits measure the value created for the company by applying innovative product/process technologies. This value is calculated using as a starting point operating data from the Division/Company or official models for assessing the value of industrial projects. The calculation assumptions applied case by case are shared with the competent technical structures/business units. The tangible benefits are obtained in a "what if" approach, that is as a delta with respect to applying the best alternative technological solution or, in the case of new products, as a delta with respect to the margin generated by the products replaced. The benefits can be recognized as results or in terms of expected value (net present value, NPV). In particular, benefits of E&P projects are considered at 100% including the portions of the partner. Intangible benefits are recognized assessing on the one hand the effectiveness and efficiency of the Company’s innovative ability over time through the number of first filings of patent applications, on the other the diffusion of specialized know-how and the effectiveness of research in supporting operating activities.

Disclosure on management approach

Sustainability management model
The creation of sustainable value is pursued through a business model focused on strategic assets and drivers distributed along the entire value chain, governed by good governance, by continual interaction with all the reference stakeholders and by a way of working made up of six distinctive elements which are applied in all operating contexts. The combination of these six elements - Integration, Cooperation, Innovation, Excellence, Inclusion and Responsibility - guides investment decisions and enables strategic objectives to be achieved.
The Eni model is governed by a system of rules regulating all the Group’s processes. The organizational model envisages that the Sustainability Unit will carry out coordination, guidance and reporting duties and manage relations with stakeholders and the community. By analyzing the international scenario, stakeholders’ needs, commitments made and the company’s performance, Eni defines sustainability priority targets and improvement areas, which are set forth in the multi-annual sustainability plan.

Goals, performance, monitoring and follow-up
The Company’s industrial plan incorporates the priority sustainability targets and develops them into concrete projects. Implementation of the projects relating to the priority targets is supported by economic incentives. Each sustainability target is pursued with projects and initiatives defined by the Divisions and Companies controlled by Eni and included in specific short/medium-term action plans. The state of progress of projects and achievement of targets are monitored by the Sustainability Unit. In order to manage its impacts in a responsible and systematic manner and to monitor its performance accurately, Eni has put in place a sustainability reporting system which regularly assesses the targets and results achieved. The set of indicators is updated annually on the basis of analyses regarding: (1) significant aspects for sustainability in the energy industry; (2) the main international standards, sector guidelines and sustainability indexes; (3) common practices and best practices used by main competitors in the field of sustainability communication.

Regulatory system
Sustainability management is governed by the Eni regulatory system, in which specific roles and responsibilities are identified to ensure their functioning and effective operation in keeping with the general reference framework made up of: legal provisions, the Statute, the Code of Ethics, the Self-Regulatory Code, the CoSO Report. The system is made up of guidance, coordination and control tools (Policies and Management System Guidelines - MSGs) and of operating tools (Procedures, Operating Instructions). The Policies are issued by the Board of Directors and define the essential general principles and rules of conduct on which the work done by Eni must be based. Eni’s policies are: "Our people", "Our partners in the value chain", "Global compliance",

(1)	i	The term “days of absence” refers to absence from work of at least one calendar day, except on the day of occurrence of the accident itself.

Contents
Eni Annual Report / Consolidated Sustainability Statements

"Corporate Governance", "Operational excellence", "Our institutional partners", "Information management", "Sustainability", "Our tangible and intangible assets" and "The integrity of our operations".
The MSGs are used in managing operating processes in support of business including the sustainability aspects. Each individual Company adapts its regulations to the provisions of the single MSGs through specific procedures and operating instructions.

Training and awareness
Eni has planned the development of courses for training and raising awareness of different aspects associated with sustainability and business ethics, aimed at various corporate population targets. The different courses provide both for strengthening the process of cultural, professional and managerial growth and for the in-depth examination of specialist subjects with direct impact on the business (respect for human rights; health, safety and environment; anti-corruption; security, etc.). For members of the Board of Directors a series of specific initiatives are envisaged for training and raising awareness relating to sustainability through board induction.

Additional information

Economic performance
Making use of an integrated business model, Eni has identified a long-term sustainable growth and value creation strategy for shareholders, implementation of which is based on specific guidelines and strategies at the business level.

Environmental
Environmental management is based on criteria of prevention, protection, information and participation and aims to: identify the environmental aspects and adopt the best technologies; mitigate environmental impacts; manage a system to prevent direct and indirect adverse natural events, associated with the specific activities of the operating units; adopt specific methodologies for protecting biodiversity. Eni has defined and constantly updates an integrated health, safety and environmental (HSE) management system which constitutes the benchmark for all operating units and provides for systematic integrated auditing activity. Subsidiaries and Divisions are committed to contributing, with their respective technological skills and abilities, to the well-being and to improving the quality of life of the communities in which they work. HSE matters are coordinated by the HSE Coordination Committee, which is chaired by Eni’s Health, Safety and Environment Manager and is made up of the Managers of the HSE departments of the business units.
As regards climate change Eni has defined a carbon management strategy and manages participation in the Emission Trading System through diversified and complex activities that include physical accounting, reporting and emission verification, as well as the related operations of administering quotas and the relevant movements.

Labor practices and decent work
Part of Eni’s culture and the foundation of the company’s success is the central role that Eni attributes to its people: from protecting work, to developing skills and abilities, to creating a working environment that offers to all the same opportunities on the basis of shared criteria of merit without discrimination. In managing these aspects, as provided for in the regulatory system, Eni observes the Fundamental ILO Conventions, the Agreement on Transnational Industrial Relations and Corporate Social Responsibility with the ICEM, the Agreement with the European Works Council (EWC) and the OECD Guidelines for Multinational Enterprises.
The safety and health of Eni’s people, of the collectivity and of its partners are a priority objective for Eni in carrying on its business. For this reason Eni manages people’s health and safety according to the principles of precaution, prevention, protection and continual improvement, making all corporate levels take responsibility.

Human rights
Eni’s regulatory system states explicitly that "the company undertakes to respect internationally recognized Human Rights in the field of its activities and to promote respect for them in the field of activities contracted out to, or conducted with, its partners and by its stakeholders". Since 2007 Eni has had Guidelines regulating the aspects of protection and promotion of human rights in all the company’s actions. Following the issue of these guidelines the Human Rights Compliance Assessment project was launched and in 2011 a Human Rights Working Group was set up to ensure due diligence and observance of the other indications contained in the UN’s Guiding Principles.

Society
Eni identifies and assesses the environmental, social, economic and cultural impacts generated by its activities, including those on indigenous populations, guaranteeing mitigation and implementing improvement processes. Since 2008 a standard dedicated to Environmental and Social Impact Assessment (ESIA) has been integrated into the HSE management system. Applying this to all new projects makes it possible to examine in depth the socio-economic and cultural component of impact analysis. As regards the subject of transparency and fighting corruption the Anti-Corruption Legal Support Unit (ACLSU) has been created in Eni. This unit provides advice and specialist assistance on anti-corruption matters for Eni’s people and for those of its unlisted subsidiaries. Since January 1, 2012 Eni’s new Anti-Corruption Management System Guideline (MSG) has been in force. This is accompanied by Regulatory Anti-Corruption Tools, which have replaced the Ancillary Procedures used up to now.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Product responsibility
For Eni, managing the aspects associated with product responsibility (health and safety, information and labeling, marketing and privacy) mainly regards electricity and gas supply services and the sale of oil and petrochemical products and their derivatives. Eni’s commercial policies aim to ensure the quality of goods and services, security and protection of privacy. In addition to these aspects Eni is committed to consolidating the system of relations with Consumers’ Associations in order to ensure a constant and immediate dialogue. In managing relations with customers and consumers Eni undertakes to provide accurate and exhaustive information on products and services and to tell the truth in advertising or other kinds of communication. As regards the sale of oil and petrochemical products and their derivatives Eni maintains a constant commitment to ensuring that its products are safe. The production processes and product formulations are continually re-examined with a view to improving safety taking into account the needs of end users. Eni provides all information on conformity of the materials both with particular product standards and with their final applications. Each product sold has a safety data sheet compliant with the European standard set by the REACH Regulation.

Stakeholder engagement activities

Eni promotes transparency and a continuous dialogue through the corporate units dedicated to maintaining relations with the various interlocutors. Eni carries out regular surveys aimed at understanding its interlocutors’ perception of its work. Some examples are the surveys conducted among employees to analyze the climate or the surveys aimed at the population, at opinion leaders or at the press to assess Eni’s reputation and the main drivers affecting it. Moreover Eni, through units responsible for managing each category of stakeholder, adopts involvement methods that envisage different types of consultation.
With the industrial associations and Confindustria (the Confederation of Industry) Eni takes an active part in "Technical Committees" and "Working Groups" on specific sustainability topics (Rio+20 Project; Energy Technical Committee; Sustainable Development Commission); it discusses and collaborates with Assomineraria (the Minerals Association) and Federchimica (the Chemicals Federation), and it organizes guided tours of oil&gas sites, in order to inform/train the entrepreneurial world and the local industrial confederations on the subjects of the environment and safety.
With analysts and portfolio managers (including SRIs) Eni makes quarterly presentations of results and annual presentations of strategy, one-to-one meetings and conference calls. In particular conference calls and meetings were organized to illustrate the 2008-2010 HSE performance, the main plan targets, the integrated HSE systems and the methods of limiting industrial risk, and for an in-depth examination of the governance system and proposals. On the field trip to Congo Brazzaville a presentation was given on activities in Africa focusing on flaring down and access to energy projects and a presentation to SRI investors focusing on upstream risk management, illustrating the cases of Nigeria and Congo Brazzaville.
In relations with governments and local authorities Eni takes part in inter-institutional working parties and conferences on Services. The main matters discussed regard the environment, the territory and technological innovation. In 2011 on the subject of "industrial site reclamation" the aspects of environmental regeneration and returning reclaimed areas to the community were dealt with also through promoting environmental agreements. In the area of implementing the new system of waste traceability aimed at ensuring greater transparency, discussions were held on regulatory and technical aspects to improve the system in view of its operation. In the context of negotiations with Libya, a collaboration process was launched with the State oil company to implement initiatives in the health service, educational and environmental sectors.
With the EU Commission Eni organizes bilateral discussions. In 2011 discussions began on creating an organization/association of oil&gas Companies exclusively dedicated to sustainable development: the first meetings were held on Eni’s "energy for development" activities and on the project’s feasibility. In the field of relations with international organizations, of particular significance was the Chief Executive Officer’s participation in the IEA Energy Business Council meeting in a mixed session with energy ministers on the subject of cooperation for a better energy future.
Eni’s Industrial Relations are characterized by a constant discussion relationship with trade unions through information, consultation and negotiating activities as well as also providing support to Eni’s divisions/subsidiaries aimed at facilitating reorganization processes and improving efficiency. In order to achieve this scope on May 26, 2011 Eni signed with the trade unions an agreement on development and competitiveness and on a new model of industrial relations. The principles contained in this agreement were confirmed also in the Memorandum of Understanding for "green chemistry" at Porto Torres. In relation to industrial relations activities at the international level it is important to note the relations with the European Works Council (EWC) on the progress of Eni’s policies in a European context. The industrial relations unit also manages relations with the ICEM (International Federation of Chemical, Energy, Mine and General Workers’ Unions) with particular reference to the subjects of corporate social responsibility.
As regards its own people Eni carries out surveys aimed at collecting opinions and expectations on the Company. In 2011 the second edition of the company climate analysis "eni secondo te" was designed and carried out. Moreover as part of the Cascade programme meetings are organized every year to transmit to all Eni people the Company’s strategies for each business area.
In the context of relations with the United Nations, since 2010 Eni has been included in the Global Compact LEAD programme and is a member of a Global Compact Task Force entitled Sustainable Energy for All. The task force will be a privileged platform through which companies will contribute to the "Rio+20" process: Eni assumed leadership of specific initiatives aimed at developing public-private partnerships to improve access to energy. Through participating in the Access to Energy initiative organized by the WBCSD, Eni will contribute to developing advocacy processes destined to promote with International Organizations and Governments the conditions necessary for the private sector to contribute to access to energy in developing countries.
Eni informs and involves local communities, by organizing prior, free and informed consultation, in order to consider their demands on new projects, on impact assessments and on development initiatives. In Nigeria prior consultations were held with local communities (Public Forums) in order to involve them in the community development process. These meetings are organized involving the interested parties directly through setting up governance bodies made up of representatives of Eni and of the local communities (and management committees in Ecuador, Pakistan, Congo). In

Contents
Eni Annual Report / Consolidated Sustainability Statements

2011 collaborations with international and local bodies were begun and consolidated to create development projects, including UNDP, UNESCO and the Earth Institute (Columbia University).

Board of Directors

		2009	2010	2011
Members of the Board of Directors	(number)	9	9	9
- executive		1	1	1
- non-executive		8	8	8
- independent		7	7	7
- non-independent		2	2	2
- members of minorities		3	3	3
Presence of women on the Boards of Directors of Eni Group companies (a)	(%)	3.6	5.0	6.2
Presence on women on the Boards of Statutory Auditors of Eni Group companies (a)		8.6	9.2	9.5
Members of the Board of Directors subject to peer review	(number)	-	-	9
Board of Directors Annual Meetings		17	18	18
Average attendance at Board meetings	(%)	98.7	95.0	97.0
Annual board induction sessions	(number)	3	0	6

(a)	Excluding Eni SpA.

The Board of Directors is made up of 9 directors of which 8 are non-executive and 7 have the requisites of independence provided for by law and by the Borsa Italiana Self-Regulatory Code of 2006, which Eni accepts. Three directors are appointed by non-controlling shareholders. In June 2011, Eni launched a new training programme (so-called "induction") for newly-appointed directors and statutory auditors, open also to confirmed members. Sustainability and corporate ethics have been the subjects of the induction.
In 2011 the Eni Board experimented, for the first time in Italy, a peer review exercise, which consists of an assessment of the contribution to the board’s activities provided by each on the part of the other directors.
The composition of the corporate bodies of unlisted subsidiaries and definition of the related designation criteria were the object of initiatives aimed at promoting the principles inspiring of the recent legislation on balance between genders (so-called "Legge sulle quote rosa" - Gender Equality Law): Eni decided to recommend the bringing forward of the law implementation to January 1, 2012.

Shareholding

Shareholders breakdown on the basis of nominative claims of the receivers of Eni’s dividends in advance for the year 2011
(payment date September 22, 2011 - ex-dividend date September 19, 2011)

	Number of shares	%
Block shareholders	1,213,731,615	30.30
Institutional and professional investors	2,026,694,517	50.61
Retail investors	374,655,724	9.35
Own shares at the dividend payment date	382,654,833	9.55
Others (shares for which no nominative claims were received)	7,622,187	0.19
Share capital	4,005,358,876	100.00

As of December 31, 2011 the Company’s capital amounted to euro 4,005,358,876, fully paid up. It is represented by 4,005,358,876 ordinary shares with a face value of euro 1.
The Ministry of the Economy and Finance has de facto control over Eni on the basis of the equity interest held directly (3.93%) and indirectly, through Cassa Depositi e Prestiti SpA (the Deposits and Loans Bank, that hold the 26.37%), which is 70.00% controlled by the said Ministry.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Internal audit system

		2009	2010	2011
Integrated audit actions:	(number)	75	61	64
- scheduled audits		54	39	40
- spot audits		5	5	7
- follow-ups		16	17	17
Number of recommendations (corrective actions)		1,331	1,071	1,088
Number of Risk Assessment actions		137	72	78
Average time of completion of corrective actions	(day)	-	-	80

Eni’s internal audit system, whose main aspects are presented in the section "Other information" of the present Annual Report, during the time is subject to verification and updating, in order to steadily control the main ‘business activity’ area of risk, related to the typicality of its operating segments and its organizational structure and depending on news of laws and or regulations.
A primary role in the audit and in the evaluation process of the internal audit system as a whole is in charge of the Internal Audit that executes audits (operational, financial and in compliance with the main aspects of ex Law Decree No. 231/2001) in accordance to the "top-down" risk based Annual Plan and approved, together with the human resources budget, by the Board of Directions and, for the relevant aspects of the Law Decree No. 231/2001, by the Eni SpA’s Vigilance Body 231/2001.
With the reference to the main activities carried out by the Internal Audit, it is noted that:
-	the total number of integrated audit actions carried out in 2011 is in line with the previous year; the increase of the spot actions reflects the ascertainment activities consequent to reports and contingencies which occurred in the year;
-	the average number of corrective actions for each intervention is stable among the various sectors and as of today proves to be in substantial observance of the implementation times of planned actions, confirming the attention of the audited structures to observance of the declared schedules;
-	2011 risk assessment activities, executed in accordance with the integrated planning of audit activities, involved updating the previous results on processes/structures of Eni SpA and of its main subsidiaries, which had undergone organizational changes/process re-engineering.

An important objectives of Eni’s internal audit system is to provide a reasonable assurance on the reliability of the financial information. During 2011, the process of establishment, maintenance and evaluation of the internal control on the financial data has involved Eni SpA and 105 subsidiaries (relevant subsidiaries and other companies). In particular, thought the activities of Independent Monitoring:
-	all companies in scope evaluated their own Company/Entity Level Control (CELC);
-	the relevant entities (Eni and other 33 subsidiaries), as regards the relevant process (238) for the financial information, have evaluated 1,209 General Computer Control (GCC) and 3,051 Process Level Control (PLC).

Furthermore during 2011 the independent monitoring activities, entrusted to the Internal audit, according to a plan sent by the CFO, have executed operational audits with reference to:
-	48 GCC referred to 2 entities;
-	635 PLC referred to 47 process and 15 entities.
Always within the activities of the independent monitoring activities, in 2011 the Internal audit has verified the conformity of line monitoring activities to the methodologies defined by Eni with reference to CELC of 6 entities, for which was carried out an independent evaluation on the effectiveness of the design and practicality, and to 45 risk owners (in charge of 441 PLC), belonging to 12 subsidiaries.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Management of reports

(number)	2009	2010	2011
Internal audit system reports sent to Internal Audit by area reported:	108	85	87
- procurement	31	18	30
- human resources	9	9	5
- legal affairs	3	1	0
- commercial	19	17	17
- administration and finance	2	2	2
- asset acquisition	0	0	3
- contractual management	13	19	15
- logistics	13	7	8
- other corporate areas (security, HSE, …)	18	12	7
Internal audit system reports closed in the year owing to completion of investigations:	74	99	97
- grounded for which corrective actions were taken on the Internal audit system	4	7	5
- grounded for which measures were taken against employees/suppliers	12	16	10
- ungrounded with actions	19	27	29
- generic	1	6	15
- ungrounded	38	43	38
Reports on Other matters sent to Internal Audit by area reported:	64	92	89
- human resources	12	6	24
- Code of Ethics	43	67	52
- relations with third parties	9	19	13
Reports on Other matters closed in the year owing to completion of investigations:	40	75	100
- grounded for which improvement actions were taken	2	2	2
- grounded for which measures were taken against employees/suppliers	1	2	11
- ungrounded with actions	3	13	20
- generic	4	10	2
- ungrounded	30	48	65

From January 1 to December 31, 2011, 283 reports were received, grouped together in 176 files, of which 87 (49%) related to the "Internal auditing system" and 89 (51%) related to "Other matters". In the same period a total of 197 files were archived, 97 on the "Internal auditing system" (49%) and 100 concerning "Other matters" (51%).
The audits carried out with reference to the 197 that were archived in 2011 had the following results:
-	for 28 files (14%) the audits confirmed at least in part the content of the reports and appropriate corrective actions were taken;
-	for 169 files the audits found no evidence to confirm that the facts reported were grounded, but for 49 (25%) files actions were in any case taken to improve the corporate structures involved. In conclusion, improvement actions were taken in 39% of cases.
The number of reports received through the communication channels activated, constantly growing in the last three years, confirms the widespread diffusion and awareness of the "reporting procedure".
It should be noted that in 2011 the new Reporting Management Procedure was issued in order to ensure constant alignment with international standards, to make investigatory activities more efficient, to ensure implementation of the related improvement actions and to optimize the effectiveness of information flows to the Group Supervisory and Auditing Bodies.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Added value

(euro million)	2009	2010	2011
Distributed net overall added valued:	17,341	22,349	24,381
- of which to human resources	4,515	5,043	4,982
- of which to shareholders	3,972	4,136	4,339
- of which to States and Public Administrations	6,756	9,157	10,674
- of which to financial backers	753	766	922
- of which to Company system	1,345	3,247	3,464

In 2011 the net overall added value is 24,381 million euro, an increase compared with the previous period owing to the better operating result boosted by rising oil prices and by extra efforts to recover Libyan production. Added value in 2011 was divided as follows:
-	44% to the State and Public Administrations through income taxes on both Italian businesses and foreign businesses;
-	20% to human resources remunerated through wages, salaries and welfare contributions;
-	18% to shareholders remunerated through distributing dividends;
-	14% to the Company system remunerated through the portion of net profit reinvested in the Company (profit for the period net of dividends and of the portion destined to re-establish the technical and intangible fixed assets used in the manufacturing process);
-	4% to financial backers remunerated through finance expenses.

Relations with customers and consumers

R&M customer satisfaction		2009	2010	2011
R&M customer satisfaction index	(likert scale)	7.93	7.84	7.74
Customers involved in the satisfaction survey (R&M)	(number)	10,711	30,618	30,524

Customer management - R&M call center service		2009	2010	2011
Degree of efficiency (ratio between calls answered and received) R&M	(%)	95	95.6	96
Cases resolved in first call (R&M)		83	83	85
Average conversation time (R&M)	(seconds)	219	188	175

During 2011, in the Refining & Marketing sector Customer Relationship Management (CRM) actions were implemented addressed to customers registered in the "you&eni" programme, offering them bonuses and discounts following the adoption of virtuous conduct on the part of the said customers and involving the Programme Partners in the creation of specific offers to facilitate the collection of points. To ensure improvements in the efficiency of the service, moreover, a call center was set up to manage claims of any malfunctioning of the plant at service stations. In order to acquire new customers and to increase the average turnover, combined sales actions were identified (e.g.: Operation Pandamonio), while special gifts were offered to customers on the occasion of the Easter and Christmas holidays.
To ensure an excellent service, regular training courses are held for managers on the various subjects, not only from the technical point of view but also as regards the relationship with final customers. Lastly, particular attention is paid to the training of sales staff employed by managers, with on-the-job training activities held directly at each of the more than 4,400 sales points scattered all over the national network.
In 2011 no significant changes were noted in customer satisfaction compared with 2010; brand awareness went up from 99.5 in 2010 to 99.7 in 2011.

G&P customer satisfaction		2009	2010	2011
G&P customer satisfaction score	(%)	83.7	87.4	91.0
Panel Average (G&P) (a)		87.0	87.4	89.8

(a)	The panel analyzed refers to companies representing more than 50% of the market with more than 50,000 customers.

In the Gas & Power sector, the programme of initiatives aimed at increasing customer satisfaction and service quality continued (investment of approximately 20 million euro). Eni’s customer satisfaction score (CSS), which is aligned to the average of the panel of reference utilities in 2010, increased significantly reaching 91.0 in the 1st half of 2011 compared with the panel average of 89.8.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Customer management - G&P call center service		2009	2010	2011
Percentage of telephone calls of G&P customers that spoke to an operator	(%)	87.6	94.6	97.7
Average waiting time at call center (G&P)	(seconds)	120	112	102
First Call Resolution	(%)	-	86	88
Self Care (operations carried out autonomously by customers out of total operations requested)		-	21	32
Spontaneous notoriety (a)		30.4	33.6	42.6
Total notoriety (a)		67.2	71.3	77.7

(a)	Source: STP survey, GfK Eurisko.

In a context of an increasing customer portfolio and of the consequential contact requests, response performance improved. The percentage of customer calls that got through to an operator went up from 94.6% in 2010 to 97.7% in 2011 with an improvement in average waiting time and an increase in problems solved during the first call. In this field there was an increase in operations performed autonomously by customers out of total operations requested (self care), up from 21% in 2010 to 32% in 2011. This result was achieved through the introduction of new "automatic" services. Among the services are the possibility of requesting: payment of bills in installments, information both on the last invoice issued and on the next one to be issued, a check on the last reading, the progress of open procedures, etc. Moreover, the web portal makes available to customers a control panel of their consumption and their statement balance.
We also continued to develop the "Cabina di Regia" (Steering Committee) project, as a governance tool in the stages of operational management of procedures. This tool enabled on the one hand greater awareness of the customer during the performance of back office processes thanks to the use of SMSs as a caring tool, aimed at updating customers on the stage of procedures step by step; on the other hand it enabled more effective and efficient management of procedures, thanks to continual monitoring and prioritization of the same.
Eni has developed a selected sales network and daily oversight of its quality through the establishment of procedures to monitor the reactivity of Contact Channels to customer reports (e.g. non-recognition), providing for immediate execution of requests and subsequent in-depth examination of the sales network’s operations (e.g. adoption of contractual penalties). In order to better protect customers, it is envisaged that they can ascertain through the call center whether they belong to an Eni network agent; moreover, on all contracts acquired a Check Call is then carried out (welcoming and checking telephone call) and a welcome letter is sent; customers who transfer to another supplier are sent a farewell letter, to protect them from incorrect commercial practices of other operators.

People safety

		2009	2010	2011
Injury frequency rate	(number of injuries/million of worked hours)	1.11	0.89	0.73
- employees		1.00	0.91	0.71
- contractors		1.18	0.88	0.74
Injury severity rate	(days of absence/thousand of worked hours)	0.037	0.029	0.026
- employees		0.041	0.030	0.027
- contractors		0.035	0.029	0.025
Total recordable injury rate (TRIR)	(total recordable incidents/million of worked hours)	2.42	2.26	1.61
- employees		2.57	2.72	1.77
- contractors		2.32	1.96	1.52
Fatality index	(fatal injuries/one hundred millions of worked hours)	1.33	4.64	1.89
- employees		0.85	6.40	1.15
- contractors		1.65	3.48	2.34
Near misses	(number)	2,446	3,013	2,723
Training hours on safety	(hours)	1,263,580	1,573,634	1,375,607
- to senior managers		14,492	35,828	8,326
- to managers/supervisors		107,887	209,506	133,101
- to employees		551,002	743,577	485,536
- to workers		590,199	584,723	748,644
Safety audits	(number)	322	308	960
Safety expenditures and investments	(euro thousand)	514,773	283,501	349,229
- current spending		250,760	194,224	201,089
- investments		264,013	89,277	148,140

Compared with the previous year, the 2011 injury frequency rate shows an improvement both for employees and for contractors continuing the positive trend for the sixth consecutive year. In particular, compared with 2010, the improvement for employees was 21.9% and for contractors 15.9%.

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Eni Annual Report / Consolidated Sustainability Statements

The injury frequency rate of the total Eni workforce (0.73) was down 18% compared with 2010. The data obtained are particularly positive if we observe that, at the same time, the injury severity rates were reduced.
In 2011 there were 3 fatal injuries of employees (in 2010 there were 17 and 2 in 2009) and 10 of contractors (in 2010 there were 14, and 6 in 2009). The 2010 figure was influenced by the plane crash which occurred in Pakistan causing the death of 21 people. Eni pursues the zero fatalities target through numerous initiatives such as the "communicate safety" campaign and the "eni in safety" programme, which involve an intense information and training campaign to further strengthen safety culture in Eni.

Safety audits more than tripled, thanks above all to the contribution to the auditing activities carried out in the Exploration & Production, refining and petrochemical sectors. As regards spending on safety, a significant increase was achieved in investments, testifying to the continual commitment to reduce risks and introduce new technologies at operating facilities.

People health

		2009	2010	2011
Health Impact Assessments carried out	(number)	42	95	100
Environmental surveys		6,481	7,822	7,092
Audits on health		97	182	295
OHSAS 18001 certifications		50	63	73
Employees included in health surveillance programmes		56,298	66,036	68,829
Professional illnesses reported		127	184	135
Diagnostic examinations		302,622	320,397	345,535
Services provided by company health structures by type of subject:		392,111	411,242	512,046
- to employees		207,156	294,699	415,514
- to others subjects		184,955	116,543	96,532
Vaccinations provided by company structures by type of subject:		32,909	34,117	31,810
- to employees		28,452	22,026	21,330
- to others subjects		4,457	12,091	10,480
Per capita health expenditures	(euro)	1,041	722	1,032
Health and hygiene expenditure and investments:	(euro thousand)	80,896	57,756	81,192
- current spending		76,354	55,914	79,819
- investments		4,542	1,842	1,373

In 2011 in all Eni subsidiaries the programme of implementing the health and safety management system continued, with the aim of obtaining OHSAS 18001 certification. In particular for the E&P sector 27 of 39 subsidiaries were certified, the G&P Division achieved numerous certifications including the Tigaz Group companies, the R&M Division certified the Livorno refinery, the petrochemical sector confirmed the certification of all its facilities with the exception of the last facility acquired at Oberhausen and Saipem confirmed the certifications already obtained in previous years.
The important levels of health protection reached in the last few years were maintained through the creation of regular environmental monitoring/explanatory campaigns and the provision of health services with an increase of more than 30% both in total spending and in per capita spending on health in 2011.
The Eni consolidated figure for professional illnesses for which recognition was requested was substantially in line with previous years. As provided for in the Eni management system, assessment studies were made of the health service structures in the countries in which Eni operates and an analysis was carried out of the risks for health both of employees and of communities, through:
-	Health risk assessments, carried out in 7 countries and Health Surveys carried out in 13 Countries;
-	Health audits (checks on conformity for workplace medicine, industrial hygiene and Health assistance and other kinds of audit), increased of more than 60% compared with 2010.

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Eni Annual Report / Consolidated Sustainability Statements

Employment

(number)	2009	2010	2011
Employees as of December 31	77,718	79,941	78,686
- men	65,154	67,187	65,501
- women	12,564	12,754	13,185
- Italy	35,085	33,974	33,170
- Abroad	42,633	45,967	45,516
Employees abroad by type:	42,633	45,967	45,516
- locals	33,483	35,835	34,801
- Italian expatriates	2,771	3,123	3,208
- international expatriates (including TCN)	6,379	7,009	7,507
Employees by type of contract:	77,718	79,941	78,686
- temporary	28,077	31,072	30,665
- permanent	49,641	48,869	48,021
- part time	-	-	1,160
- full time	-	-	77,526
Senior Managers employed	1,562	1,574	1,586
- of which women	149	155	160
Managers/Supervisors employed	12,893	13,350	13,298
- of which women	2,310	2,479	2,545
Employees	37,295	37,885	39,296
- of which women	9,720	9,567	9,961
Workers employed	25,968	27,132	24,506
- of which women	385	553	519
Employees age band 18-24	4,272	4,182	3,731
- of which women	579	615	678
Employees age band 25-39	30,951	32,850	32,480
- of which women	5,281	5,553	5,833
Employees age band 40-54	33,981	34,127	33,211
- of which women	5,768	5,687	5,670
Employees age band over 55	8,514	8,782	9,264
- of which women	936	899	1,004
Employees by educational qualification:	77,718	79,941	78,686
- less than secondary school diploma	22,376	20,147	19,989
- secondary school diploma	32,250	37,097	35,788
- degree	21,600	21,771	20,089
- post-graduate education	1,492	926	2,820
Number of hiring	3,384	4,262	5,731
- of which women	523	737	1,192
Number of resolutions	3,798	4,409	5,391
- of which women	511	849	857

In 2011 there was a decrease of 1,255 employees compared with 2010, or 1.6%. This number is determined by a decrease of 804 employees in Italy (as of today 33,170 people, 42.15% of total employees) and 451 employees abroad (as of today 45,516, or 57.85% of total employees).
In Italy, 2,671 employment relationships were terminated, of which 2,102 were permanent and 569 temporary. These reductions were mainly associated with the efficiency actions in progress.
1,957 new employees were recruited, of which 634 are with temporary employment contracts. Permanent employees recruited and those with apprenticeship contracts (a total of 1,323 people) were mostly graduates (737) employed mainly in operating positions. As regards changes in the consolidation scope during 2011 the company Acqua Campania and the AVIO depots in the R&M sector were sold.
The average age of people working in Italy is 44, abroad 39, in line with the average age in 2010. As regards gender there was an overall increase in the proportion of women, in particular in the youngest age bands.

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Eni Annual Report / Consolidated Sustainability Statements

International development

(number)	2009	2010	2011
Employees in Africa	13,036	15,251	13,501
- of which women	950	1,110	1,021
Employees in Americas	7,087	6,943	8,194
- of which women	760	843	1,270
Employees in Asia	12,743	12,849	13,545
- of which women	1,127	1,186	1,334
Employees in Australia and Oceania	222	177	402
- of which women	55	58	97
Employees in Italy	35,085	33,974	33,170
- of which women	7,033	6,799	6,665
Employees in the Rest of Europe	9,545	10,747	9,874
- of which women	2,639	2,758	2,798
Local employees abroad by professional category:	33,483	35,835	34,801
- of which senior managers	224	228	228
- of which managers/supervisors	3,138	3,461	3,476
- of which employees	15,533	16,269	17,529
- of which workers	14,588	15,877	13,568
Employees in non-OECD countries	30,328	34,929	34,313

Most of the new recruitments of people abroad in 2011 involved the E&P sector (about 250 units) due mainly to operating/exploration projects in Africa (Mozambique, Angola), Europe (Norway, Poland) and in Venezuela with optimizations at the same time in consolidated or contracting areas. In Saipem there was a reduction (about 550 units) due mainly to the release of resources on completion of existing projects (Kazakhstan, Nigeria), to the postponement of activities relating to new projects (Russia) and to exclusion of Petromar from the consolidation scope. As regards G&P and R&M there were reductions in employment attributable to sale of the company Gas Brasiliano Distribuidora SA (78 resources) and to the closure of Eni Lubricantes Argentina (53 resources).
A total of 3,209 Italian expatriates work abroad for consolidated companies.
Local employees abroad fell slightly (-3%) compared with 2010. The category most affected was that of workers (-14%); employees increased (+7.7%), while the number of senior managers and managers/supervisors remained the same as in the previous year.

Equal opportunities

		2009	2010	2011
Women employees in service	(%)	16.17	15.95	16.75
Women hired		15.46	17.29	20.79
Women in managerial position (senior and middle managers)		17.0	17.7	18.2
Women senior managers		9.54	9.85	10.12
Replacement rate by gender		0.84	0.97	1.06
- men		0.81	0.99	1.00
- women		1.02	0.86	1.39
Employees who took parental leave	(number)	-	-	567
- of which women		-	-	458
Employees returning from parental leave		-	-	539
- of which women		-	-	427
Pay gap senior managers (women vs. men)	(%)	-	-	96
Pay gap middle managers and senior staff (women vs. men)		-	-	97
Pay gap employees (women vs. men)		-	-	96
Pay gap workers (women vs. men)		-	-	101
Total pay gap (women vs. men)		-	-	98

In 2011 13,185 women worked for Eni (16.75% of total employees) of which 6,665 are in Italy (20.1%) and 6,520 abroad (14.3%). In Italy, of the 1,323 people recruited during 2011, 20.79% were women. It should be noted that in 2011 the replacement rate of women (ratio between permanent hiring/resolutions) increased compared with 2010 both in Italy and abroad.

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Eni Annual Report / Consolidated Sustainability Statements

The percentage of women holding managerial positions (female senior managers and female managers/supervisors) went up from 17.75% in 2010 to 18.18% in 2011 (+0.43%).
In 2011 the gender pay-gap was measured according to a method of analysis which, in comparing remuneration, neutralizes any effects deriving from different levels of position and seniority.
This measurement was conducted at a worldwide level on a sample of more than 80% of the Eni population (more than 65,000 resources in more than 50 countries). The results of the analysis at the global level show a statistically insignificant gender pay gap (female remuneration of 98 taking male remuneration as 100), and relatively uniform across the different grades in a range of 96-101.

Enhancing people

(%)	2009	2010	2011
Employees covered by management review (senior managers)	-	100	100
Employees covered by potential assessment (young graduates and experts)	-	36	42
Employees covered by induction review (young graduates)	-	63	48
Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates)	-	51	52

In 2011 the complete mapping of all managerial resources continued through the Management Review tool. The process is implemented with annual basis update and refers to managers in service at the time of the application of process. It takes into account the level of performance expressed in the position held and the potential for development, in terms of "spendability" of the resources from a functional, inter-functional and geographical point of view. For specific segments of the managerial population an in-depth assessment was made of their skills and abilities. The results contributed to the updating of the "succession plan", to replace the most important managerial positions.
As far as detecting potential is concerned, the methods, tools and formats were renewed in keeping with the Eni Excellence Model. The data shown in the table refer to the potential detected, applied to young graduates and experts.
Eni’s commitment to assessing performance continues, with total coverage in Italy and abroad of 96% with reference to the population of senior managers, and 48% of managers/supervisors and young graduates, for a grand total of 52% (as shown in the table), for senior managers, managers/supervisors and young graduates.
With a view to managerial development, we continued to implement 360° feedback, a process aimed at increasing participants’ awareness of their conduct also through others’ points of view, at orienting participants’ action plans and at increasing the company’s knowledge of participants. Launched in 2008 as a project devoted to senior managers, it was extended in 2011 to managers/supervisors responsible for resources in Italy.
The structured performance feedback process, launched in 2010, is continuing and we are assessing the methods of extending it to employees and workers.
The induction review process involves organizing regular meetings with newly-recruited resources and the HR contact people to draw up a balance sheet on the initial period of employment. Currently the entire process is being reviewed, in order to integrate it with the performance feedback process, which is applied not only to the population of senior managers and managers/supervisors, but also to that of young graduates.

Training

		2009	2010	2011
Training hours by type:	(hours)	3,097,487	3,114,142	3,326,561
- HSE and quality		1,517,643	1,668,759	1,627,776
- Languages and ICT		316,902	322,393	307,134
- Conduct/Communication/Institutional		230,706	177,357	214,723
- Professional - transversal		186,040	373,721	382,082
- Professional - technical/commercial		846,196	571,912	794,846
Training expenditures	(euro million)	49.23	46.72	53.03

In 2011, compared with 2010, training hours increased by 7%. In particular technical-commercial professional training hours increased by 39%. Total spending on training increased by 13.5%.
In 2011 Eni renewed important collaboration projects with the academic world, increasing synergies for the development of the network focused on oil&gas issues.
Initiatives already activated at prestigious Universities were renewed: the "Ingegneria del petrolio" Master’s degree and the "Ingegneria del petrolio" specialization course with the Politecnico of Torino, the "Progettazione impianti Oil & Gas" Master’s degree with Università of Bologna and the "Orientamento energetico - Idrocarburi" specialization course with the Politecnico of Milano.
To these already consolidated collaborations was added the new Master’s degree in "Sicurezza e Protezione Ambientale nell’Industria Oil & Gas" organized with Università of Bologna, focused on HSE issues.

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Eni Annual Report / Consolidated Sustainability Statements

The Geology Project also continued, involving 5 Universities (Roma La Sapienza, Ferrara, Padova, Perugia and Trieste) in sharing a training programme oriented to E&P interests and organized also thanks to intense company teaching activity.
More than 100 students took part in the 2011 initiatives managed by Eni Corporate University all over Italy and 71 pupils, on completing the training courses, were employed by Eni and its companies.
To enable Italian graduates and final year students to gain access to periods of on-the-job training, including before recruitment, in 2011 Eni Corporate University signed 7 new internship agreements bringing the total number of such agreements to 50.
In order to present information on partnerships to the academic world and research centers, in 2011 Eni Corporate University conducted the 3rd survey of initiatives launched by Corporate HQ, Divisions and subsidiaries in Italy and abroad, mapping 385 of them for a total volume of investments of 150 million euro, destined mainly for research projects.

Involving people

		2009	2010	2011
Users with access to the MyEni portal	(number)	26,235	24,314	25,746
People involved in the Cascade Programme		30,760	31,387	29,086
- Countries involved		43	39	40
- Meetings organized		484	600	565
- Satisfaction of participants (positive feedback on the initiative)	(%)	84	84	87

During 2011 the MyEni Italia Intranet portal was further expanded in terms of graphics, content and interactivity. It now involves more than 25,000 employees. As well as MyEni there is also MyEni international, the main communication channel between the headquarters and Eni’s foreign entities, which during the year was extended to 39 associates. The Cascade programme, aimed at Eni people with the objective of transmitting the company’s strategies for each business area, reached its fifth edition in 2011. The general appreciation of the initiative was high and increased compared with 2010 (+3%). Besides Italy, Cascade involved 40 foreign Countries in a total of 565 meetings.

The priority action areas identified in the context of the Welfare Project were reconfirmed also for 2011. These were those associated with the subjects of "Family", "Health" and "Time & Money Saving".
The second stage of the project was completed, seeing the creation of the Eni crèche structure, an educational and architectural structure of excellence, situated at San Donato Milanese, bringing the number of children to 60 for the crèche and 94 for the infants’ school. Again in the "Family" field, to respond to the growing demand for opportunities and services, the "Eni Summer Holidays" were organized again with approximately 2,000 participants and a new kind of thematic holiday was proposed in Grosseto, focused on learning English and on marine ecology, bringing to 250 the places available.
The "Summer Campus in the City" holidays were offered again, extending the initiative, as well as to the San Donato Milanese and Rome offices, also to the Sannazzaro de’ Burgondi site.
In the field of reconciling working life and family life, the "eninsieme" (enitogether) event was organized. This initiative involved employees and their children, who had the chance to visit their parent’s office during a working day.
In the time&money saving area several new initiatives were introduced, including agreements in the leisure field with the largest and best-known national and international hotel chains and with the main car parks at Milan and Rome airports. The fresh milk in the office initiative was extended further, including another 11 locations - medium-sized offices and production sites.
The "Welfare Project" also continued to be extended in 2011, towards medium-sized and peripheral locations through the stage of listening to people (with questionnaires and focus groups) and analyzing in order to implement new initiatives with several activities and services already introduced right after the listening stage. The extension involved the Sannazzaro, Fano, Viggiano and Zurich offices.

Industrial relations

(number)	2009	2010	2011
Employees covered by collective contracting (Italy)	38,299	37,403	36,632
Consultations, negotiations with trade unions on organizational changes (Italy) (a)	496	385	445

(a)	Minimum notice period regarding operational changes is compliant with the local regulation and the collective agreements signed in the Countries where Eni operates.

The difficult economic and social scenario required Eni to launch processes to change and reorganize its businesses in order to achieve greater competitiveness.
With the aim of encouraging greater flexibility, efficiency and productivity, on May 26, 2011 Eni signed with the trade unions an agreement for development and competitiveness and for a new industrial relations model. The main content of the written agreement for development and competitiveness and for a new industrial relations model were also confirmed in the Memorandum of Understanding for "green chemistry" at Porto

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Torres, signed at the Prime Minister’s Office and relating to the process of industrial reconversion of the Porto Torres site. In December, it was also concluded the program started in 2010 for placement on mobility, through which were driven processes of reorganization and efficiency that have affected the Eni’s Divisions and its subsidiaries with the exception of the unbundled companies and publicly traded.
At the international level, the annual meeting of the European Works Council and the meeting with the International Trade Union ICEM on the subjects of International Industrial Relations and Corporate Social Responsibility were held in June at Stavanger (Norway).

Employment disputes

		2009	2010	2011
Employment disputes	(number)	693	1,051	1,354
Prevention/disputes ratio		-	801/1,051	954/1,354
Disputes/employees ratio	(%)	-	1.31	1.61

In 2011 Eni continued its commitment to manage disputes in progress, and above all to prevent potentially risky situations in the field of employment rules.
The level of conflict remains low considering the size of the company and the degree of complexity of employment law especially in Italy. The demands regard requests closely connected with the employment relationship and more precisely concern requests for promotion, recognition of indemnities according to trade union agreements, appeals against transfers of business units, requests for dependent employment with third parties and recognition of biological damage owing to professional illness. Thanks to the high level of specialization in employment, trade union and pension law it has been possible to prevent any negative impact on employment relationships deriving from organizational change projects undertaken by Eni in Italy and abroad.
During the year work continued on raising awareness on employment law matters through organizing internal courses and seminars for the professional family of personnel. Moreover, through immediate consultation methods continuous updating is ensured on all legislative and jurisprudential changes which involve employment contract management.

Spending and investments for the territory

(euro million)	2009	2010	2011
Total spending for the territory:	98.597	108.003	101.839
- of which project investments	70.437	75.394	69.279
- of which short-term investments and donations	1.165	4.472	1.081
- of which association memberships fees	1.500	1.650	1.629
- of which contributions to the Eni Foundation	5.000	5.000	3.000
- of which sponsorships for the territory	16.600	17.592	22.955
- of which contributions to the Eni Enrico Mattei Foundation	3.895	3.895	3.895
Project investments in favor of communities by intervention sector:	70.437	75.394	69.279
- training/professional coaching	5.941	5.302	4.570
- environment	11.162	14.351	15.899
- culture	3.929	3.912	1.938
- instruction and education	2.090	3.967	3.207
- health	3.788	7.036	2.035
- infrastructure development	28.028	13.231	18.334
- socio-economic development	15.498	8.732	6.794
- relationships with communities	-	5.916	7.134
- access to energy (a)	-	12.947	9.368

(a)	For the 2009 the expenditure for the territory incurred for access to energy projects is included and shown in the items infrastructure development and socio-economic development, while for the years 2010 and 2011 it was monitored and shown in a specific item, given the importance of the topic for Eni and its stakeholders and of the commitments and actions carried out in Countries of presence in support of and supplementing business projects.

In 2011 total spending for the territory amounted to approximately euro 102 million and included investments to benefit communities, donations, association membership fees, sponsorships, contributions to the Eni Enrico Mattei Foundation and to the Eni Foundation. Almost euro 70 million (approximately 70% of the total) was invested in "social" projects to boost and promote the development of communities and countries in which Eni is a guest, established as part of agreements or conventions with local stakeholders. The figure decreased compared with 2010, for reasons which can be attributed to the interruption of activities in Libya following the political events of Spring 2011. It is important to stress the positive trend in investments in the region of Sub-Saharan Africa, up from euro 16 million in 2010 to almost euro 19 million in 2011 (almost 30% of the 2011 total) reflecting the growth of Eni’s activities in the region. From 2011, access to energy projects for local communities are accounted for separately (they were

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previously included in the item infrastructure development). The number is net of infrastructural projects carried out in Congo, because these are integrated into Eni’s gas valorization and business development projects in the Country.

Local content

Ratio between Eni minimum wage policy and market minimum wage (1st decile) - (middle managers - senior staff)

Ratio	Countries
100-115	Countries around Gulf Area, Angola, Switzerland, Hungary, Venezuela, France, Norway, Belgium, Germany, Holland, Australia, United States, Romania
116-130	Algeria, Italy, United Kingdom, Portugal
131-150	Slovakia, Libya, Singapore, Peru
151-180	Indonesia, Kazakhstan, Brazil, China
> 180	Egypt, Russia, India
133	Global Average

In its local personnel policy Eni defines salary levels of reference in a minimum/maximum range, in relation to the market data of each individual Country, monitored annually through international providers.
The comparison between the minimum levels defined in the policy by Eni and the minimum market levels supplied by providers (1st decile of local remunerative practice) refers to the population made up of middle managers and senior staff. The analysis carried out relates to a sample of approximately 15,000 resources in 28 Countries chosen among the most representative in terms of presence and how strategic to the business.

Procurement by geographical area 2011

		Africa	Americas	Asia	Italy	Rest of Europe	Oceania
Number of supplier used	(number)	6,356	4,111	4,649	14,067	7,407	276
Total procurement	(euro million)	8,351	2,283	6,125	13,682	3,456	379
- of which in goods	(%)	14.7	36.3	10.3	26.1	24.5	19.0
- of which in works		29.5	8.7	36.2	15.1	7.7	1.5
- of which in services		39.3	50.8	45.0	51.7	60.7	79.1
- of which unidentifiable		16.5	4.2	8.4	7.1	7.1	0.4

In 2011 more than 34 thousand suppliers worked for Eni worldwide, some of which work in more than one continent; in particular almost 19% in Africa. Eni promotes initiatives and partnerships to maximize the participation of local enterprises in the performance of its activities, contributing to the growth of local production chains also in developing or emerging Countries. In 2011 the portion of procurement on local markets was more than 50% in Countries such as Nigeria (67%), Iraq (59%), India (54%), Indonesia (56%), with peaks of more than 75% in several Countries including Egypt, Ecuador and Brazil (respectively 76%, 78% and 93% of local procurement in 2011).

Local procurement 2011 by Country

% procurement on local market	Countries
0-25%	Portugal, Peru, Pakistan, Malaysia, Luxembourg, Germany, Libya, Venezuela, Austria, Czech Republic, Slovenia, China, Spain, Poland, Russian Federation
25-50%	Kazakhstan, Republic of Congo, Angola, France, United Kingdom, Algeria, Tunisia, Switzerland, Gabon, Hungary
50-75%	Italy, Nigeria, Iraq, Saudi Arabia, Australia, Indonesia, Iran, India, Ghana, Croatia, Romania
75-100%	United States, Egypt, Norway, Canada, Brazil, Mexico, Ecuador, Singapore, Belgium, Netherlands, Argentina

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Relations with suppliers

		2009	2010	2011
Procurement by macro-class (a)	(euro million)	35,205	32,626	34,275
- works		-	6,718	7,215
- services		-	15,029	16,674
- goods		-	6,326	7,181
Percentage turnover top 20	(%)	25	18	20
Suppliers used	(number)	35,113	33,961	34,064
Qualification cycles carried out during the year		22,108	33,700	29,362
- of which with negative results	(%)	9	12	13
Checks carried out following negative feedback and consequent actions taken:	(number)	101	240	385
- suspensions		27	36	88
- revocations		5	3	56
- states of attention		69	201	241
Total invoices accounted for:	(number)	-	3,431,418	2,962,212
- of which automatic		-	2,860,840	2,421,083
- of which manual		-	570,578	541,129
Automations achieved		-	-	7,479

(a)	The figure includes intra-group procurement of euro 2,122 million.

In 2011 Eni gave work to more than 34 thousand companies worldwide, for total procurement of more than 34 billion euro. Suppliers are subjected to a qualification and audit procedure, to inspection & expediting visits, to performance assessment processes and to checks on the corrective actions carried out.
During 2011 Eni Adfin continued its work of optimizing the processes of accounting and payment of invoices received, which is leading to a more efficient relationship with suppliers in the administrative area and to ever-increasing certainty in observing invoice payment times. In particular, Eni Adfin took actions aimed at automating the accounting and payment of invoices which had their first effects already in 2011 (approximately 7,500 manual invoices automated) and which will see their full effects achieved above all in the coming year, with automation of approximately 150,000 invoices received.

Integrity and transparency

(number)	2009	2010	2011
Resources trained on anti-corruption policies and procedures	-	3,486	1,890
Hours of training held on anti-corruption policies and procedures	-	2,503	4,725

In 2011 training activity on combating corruption continued. This is aimed at both Italian and foreign "at risk" personnel, through an obligatory training programme.
Approximately 1,890 resources were trained. The figure refers only to workshops (altogether 26), considering the fact that the first e-learning cycle is being completed and involved all Key Officers between 2009 and 2011. In 2012 a new e-learning cycle, for newly-appointed Key Officers, will be provided considering also the changes that have occurred in the international legislation and internal procedures.
Training hours provided in 2011 were 4,725 considering a duration of 2.5 hours per event.

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Human rights

		2009		2010		2011
Hours of training on human rights	(number)	-		1,380		518
Reports received on probable human rights violations		-		-		43
Reports received on human rights violations closed in the year:		-		-		44
- groundless reports or only partially grounded reports with corrective and/or improvement actions taken:		-		-		18
- groundless reports		-		-		26
Suppliers subjected to qualification procedures including screening on human rights		8,388		10,643		12,300
% procurement from suppliers subjected to qualification procedures including screening on human rights	(%)	87		89		91
SA 8000 audits carried out	(number)	2		10		16
- of which follow-ups		-		2		8
Security contracts containing clauses on human rights		90	(a)	20	(b)	50
Security personnel trained on human rights		39		106	(c)	169
Critical sites covered by assessments		-		-		30
Sites verified by means of check list		-		-		147
Countries with armed guards protecting sites		-		-		12
Training hours of specific nature to security managers		-		-		672

(a)	Referred to contracts signed by Corporate in Italy.
(b)	Referred to contracts signed by Companies/Divisions belonging to the Eni Group in Italy and abroad. From the survey regarding clauses on human rights, it emerged that 196 sites have surveillance contracts. Of these, 39 have clauses on human rights in the surveillance contracts.
(c)	79 in Nigeria (Police and Military Forces) and 27 in Egypt.

With reference to management of reports regarding human rights violations, it should be noted that during 2011:
-	43 files were opened mainly regarding the issues of mobbing, harassment, discrimination and other violations of workers’ rights, as well as impacts on the environment and on the health and safety of the surrounding communities;
-	44 files were closed and for 18 of them corrective/improvement actions were adopted. Of these 18 files, 4 were at least partly well-grounded and regarded shortcomings in the area of workplace safety on the part of suppliers, infringements of no-smoking rules by employees, problems associated with the working environment and harassment of employees.

Eni’s commitment continues in the verification of the line of conduct of companies, with particular reference to protection of human rights: in 2011, 8 SA8000 audits were carried out, of which 4 in Pakistan and 4 in Nigeria.

In 2011 the Security unit (SECUR) continued its work on promoting and implementing Training Projects on the subject of "Human Rights & Security" aimed at Security Managers and Security Forces (public and private) that carry out their activity at Eni sites in Pakistan and Iraq. The Private Security Forces trained in these courses were 169, compared with 106 people trained in 2010.
Human Rights Clauses were included in 50% of contracts signed with suppliers of Security services, compared with 20% recorded in 2010.
Among the new Sustainability Indicators, introduced in 2011, we can note:
-	number of sites verified using the check-list: the check-list is a self-assessment questionnaire, made up of multiple-choice questions, aimed at verifying the level of vulnerability of security systems and procedures of a site at the physical, logical and organizational levels. The objective is to verify the vulnerability of sites, taking into account specific rules, standards and international best practices;
-	hours of specific training provided to Security Managers: in 2011, 6 Training Courses were organized on matters of specific interest to Security, for a total of 672 training hours;
-	number of critical sites covered by assessments: the assessments carried out in 2011 covered a total of 30 sites.

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Technological Innovation

		2009	2010	2011
R&D expenditures	(euro million)	279	268	237
- R&D expenditures net of general and administrative costs		207	221	191
Tangible value generated by R&D activities (a)		362	540	492
Personnel employed in R&D activities (full time equivalent)	(number)	1,019	1,019	925
First patent filing applications		106	88	79
Existing patents		7,760	7,998	8,784
Patents average life	(years)	9.36	9.14	8.84

(a)	Figure for E&P, R&M and Polimeri Europa activities.

Eni’s economic commitment in scientific research and technological development activities amounted for 2011 to euro 191 million (or euro 237 million if we include general overheads attributed to research activities and the balance of amortizations and capitalizations).
The portion of R&D spending in 2011 devoted to collaborations with Universities and Research Centers worldwide was approximately euro 26 million (for the three Eni Divisions and Corporate HQ), of which 55% related to Italian bodies.
In 2011, through the issue of a specific Manual, the method for measuring the value – in tangible and intangible terms – created by Eni’s R&D activities (Corporate, Divisions and Polimeri Europa) was finalized. This method is based on Key Performance Indicators (KPIs) that take into account the specific features of Eni’s different businesses.
On the basis of this methodology, the value created in 2011 by R&D activities of E&P, R&M and Polimeri Europa was estimated to be a total of euro 492 million net of the value of reserves recorded in the book through the use of innovative technologies (being developed). This amount in 2010 was approximately euro 90 million on euro 540 million in total benefits calculated on final balance.
As regards costs incurred by Eni over the same years for R&D activities, the value created gives rise to a benefit/cost ratio of 3.1 in 2011 (2 and 3 respectively in 2009 and 2010).
The number of personnel employed in R&D activities at December 31, 2011 was 925 units (full time equivalents), down from 2010 owing to the reallocation of resources employed in technical assistance activities from research to the business lines involved.
In 2011, 79 patent applications were filed (against 88 in 2010), 38 by Eni divisions, 13 by Petrochemicals and 28 by Engineering & Construction. The sharp increase in patented rights compared with 2010 can mainly be attributed to consolidation of the Saipem patent portfolio which, starting in 2011, also contains patents from the foreign subsidiaries. As a result of the systematic work on revising and updating the portfolio, we can note a decline in the average age of patent rights.

Knowledge management

(number)	2009	2010	2011
Knowledge community/network by application sector:	44	53	58
- business	38	48	53
- transversal	6	5	5
Participants in knowledge community/network by application sector:	1,827	2,624	3,634
- business	1,601	2,385	3,376
- transversal	226	239	258
Knowledge owners	183	179	187

In 2011 knowledge management initiatives confirmed the trend of growing diffusion already seen over the last few years, reflecting continual efforts to ensure widespread use of tools supporting knowledge management. 2011 was characterized by strong expansion abroad.
At the end of 2011 Eni’s knowledge management system was made up of a total of 58 active communities of practice, a 9% increase over the previous year; the number of members in the communities has gone up from 2,624 to 3,634, with a total increase of 1,010 members, or 38%. Breaking down this increase, foreign operations, alone, accounted for 47% of the total.

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The environmental management system

		2009	2010	2011
ISO 14001 certifications	(number)	87	96	103
EN 16001 certifications		0	1	3
EMAS registrations		9	9	9
Environmental audits		443	631	983
Integrated HSE audits		561	3,054	1,302
Integrated HSEQ audits		140	292	895
Environmental expenditures and investments	(euro thousand)	1,324,066	1,006,776	1,006,711
- current spending		628,271	544,425	571,936
- investments		695,795	462,351	434,775

Most management systems of significant operating units are registered according to the ISO 14001 international standard and in Europe the main manufacturing units have begun the EMAS registration process.
In 2011 the total number of ISO 14001 certifications increased and all the EMAS registrations already acquired in past years were reconfirmed.
In particular:
-	for the Exploration & Production sector, out of a total of 39 certifiable operating companies, 31 have obtained ISO 14001 certification of all operating sites;
-	in the Gas & Power sector ISO 14001 certification was completed in 2011 for all production facilities (as already achieved some time ago in the petrochemical and refining sectors); it should also be noted that ISO 14001 certification was achieved for the companies controlled by the Tigaz Group (Hungary);
-	the Engineering & Construction sector confirmed all its ISO 14001 certifications obtained in previous periods and in the Other activities sector, Syndial achieved ISO 14001 certification as a company.

In 2011 Eni achieved 2 new EN 16001 energy efficiency certifications including those of the Hungarian facility of Dunastyr, a Polimeri Europa subsidiary. These certifications are in addition to those already achieved in 2010 for the Venice refinery and converted in 2011 in accordance with the ISO 50001 international standard.

For new industrial projects the following integrated studies were developed and applied:
(a)	ESH (Environment, Safety & Health) baseline projects in Ghana, Togo, Ukraine and Italy;
(b)	ESHIA (Environmental, Social & Health Impact Assessment) projects. This new integrated study system ensures assessment of the impact of a new facility on the territory, the community and the workers. The following were carried out:
4	Pre - EHSIA projects:	Angola (2, as part of the Palm Oil project and of activities in Block 15/06), Poland (shale gas exploration project) and Indonesia (Jangkrik offshore exploration project);
4	EHSIA projects:	Congo (for the Palm Oil project), Turkmenistan (Burun offshore development project), Egypt (Seth development project), Venezuela (Cardon IV - Perla project).
In comparison with 2010 current 2011 environmental expenditures remain more or less constant, while investments fell slightly owing to the drop that occurred in the E&P sector (where the "Bouri gas utilization" flaring down project remained on hold owing to the situation in the country), in the G&P sector (owing essentially to EniPower’s failure to install a number of photovoltaic plants) and in the R&M sector.

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Climate change

		2009	2010	2011
Direct GHG emissions	(tonnes CO2 eq)	57,694,175	60,642,340	51,099,412
- of which CO2 from combustion and process	(tonnes)	36,587,311	39,006,120	36,014,381
- of which CO2 equivalents from flaring	(tonnes CO2 eq)	13,839,353	13,834,988	9,553,894
- of which CO2 equivalents from CH4 (methane)		5,085,309	5,461,211	4,498,120
- of which CO2 equivalents from venting		2,182,202	2,340,021	1,033,017
CO2 emissions from Eni plants subject to EU ETS		24,806,516	26,138,557	24,226,969
Quotas allocated to Eni plants subject to EU ETS		25,900,339	26,972,447	26,375,552
Eni plants subject to EU ETS	(number)	59	59	59
Indirect GHG emissions from purchases from other companies (Scope 2)	(tonnes CO2 eq)	1,564,779	1,568,361	1,757,463
Indirect CO2 emissions (Scope 3) (a)	(mln tonnes)	318.012	304.302	299.879
CO2 eq emissions/100% net operated hydrocarbon production	(tonnes CO2 eq/toe)	0.245	0.245	0.206
CO2 eq emissions/kWheq (EniPower)	(kg CO2 eq/kWheq)	0.410	0.407	0.410
CO2 eq emissions/gas distributed (Italgas)	(tonnes CO2 eq/Mm3)	87.68	92.86	87.00
CO2 eq emissions/uEDC (R&M)	(tonnes CO2 eq/kbbl/SD)	1,240	1,284	1,230
Volume of gas sent to flaring	(MSm3)	6,359.44	6,226.00	4,433.00
Volume of gas sent to venting		17.50	30.69	26.32

(a)	The figures have been revised by including in addition to CO2 emissions from sales of products also those from activities contracted out to third from E&P.

Compared with 2010 in 2011 greenhouse gas emissions fell by 16%. The greatest reduction was recorded in the E&P Division’s activities, with GHG emissions down 24% owing to lower flaring and venting emissions (respectively 31% and 56%) and to a 13% drop in production. The flaring down programmes provide for significant investments (euro 840 million in the next 4 years) compared with a 80% reduction in the volume of gas sent to flaring envisaged in 2015 (compared with the volume burnt in 2007). In 2011 the reduction of gas sent to flaring was 52% compared with the volume burnt in 2007; about half this decrease was attributable to interruption of activities in Libya: assuming a constant production in Libya through 2011 the reduction would be equal to 42%, 10% higher than the amount of reduction achieved in 2010 over the previous year (32%). As well as projects in Nigeria and Congo, other important flaring down initiatives are in progress in Libya, Algeria and Turkmenistan.
The volume of gas sent to venting is reduced mainly due to lower production in Libya.

As part of the Supply Chain 2011 Project (an initiative organized by the Carbon Disclosure Project) Eni began a process of assessing the carbon footprint in the supplier chain. The 2011 results were positive, as Eni recorded take-up by 84% of the selected suppliers with results better than the average for the Project Supply Chain 2011, in terms of both information disclosure and performance.

In the Emission Trading (ETS) field, in 2011 greenhouse gas emissions were 7% lower than in 2010. All sectors involved recorded a downward trend:
-	Power Generation - emissions, which account for 47% of the total, declined by 3%, to a greater extent than the 2% drop in production;
-	Refining - emissions, which account for 30% of the total, fell by 7% thanks to a series of operating actions and investments on five refineries in the circuit and to suspension of work at the Venice refinery, in the last month of the year;
-	Petrochemicals - emissions, which account for 17% of the total, decreased by 12%, owing to a drop in production volumes due to the cyclical trend in the market for chemicals, the shut-down of certain plants for industrial reconversion of Porto Torres and the planned shut-downs for maintenance of the Porto Marghera, Priolo and Mantua plants.

The main GHG emission indexes show a significant reduction between 2010 and 2011, due not only to the declining production in some sectors, but also to the implementation of the strategy for reducing greenhouse gas emissions and improvement interventions.

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Energy efficiency

		2009	2010	2011
Electricity produced by type of source (EniPower):	(TWh)	24.09	25.63	25.23
- of which natural gas		21.45	23.20	23.34
- of which oil products		2.59	2.43	1.89
- of which other fuels		0	0	0
Energy used/net 100% operated hydrocarbon production	(GJ/toe)	1.746	1.934	1.958
Energy sold to other companies by type:	(toe)	7,410,772	9,188,199	9,199,447
- electricity		7,185,352	8,961,938	9,020,515
- primary resources		22,128	52,523	26,682
- steam		200,381	172,136	152,250
- hydrogen		2,911	1,602	0
Gross energy consumption	(toe)	17,461,132	19,070,639	18,813,592
Net energy consumption		10,050,360	9,882,440	9,614,145
Net consumption of primary resources:		14,659,048	15,545,751	14,601,463
- natural gas		9,208,887	10,189,246	9,494,653
- oil products		5,230,945	5,130,412	4,900,861
- other fuels		219,216	226,093	205,949
Primary energy purchased from other Companies by type:	(GJ)	188,518,905	214,319,064	239,868,455
- electricity		108,237,115	141,476,841	170,157,405
- primary resources		71,201,248	66,739,058	63,515,033
- steam		9,029,413	6,046,928	6,137,232
- direct heat process		51,129	56,237	58,785
Energy efficiency and climate change expenditures and investments (a):	(euro thousand)	-	196,040	120,212
- current spending		-	497	1,175
- investments		-	195,543	119,037

(a)	The figure is part of the environmental expenditures and investments reported in the table "The environmental management system".

Initiatives to improve energy efficiency include, besides the traditional investments, actions of an operational nature such as adopting Energy Management Systems (EMSs).
R&M division continued work on the Stella Polare project; when fully implemented the projects carried out in 2011 will enable savings of approximately 31 ktoe/year (approximately 94 kt CO2).
In 2011 the Sannazzaro, Taranto and Livorno refineries implemented their respective energy management systems in accordance with the ISO 50001 standard, certification of which is envisaged in 2012.
In the petrochemical sector energy saving initiatives completed in 2011 will, when fully operational, enable annual savings of approximately 26 ktoe and more than 66 kt CO2.

Atmospheric emissions

		2009	2010	2011
NOx (nitrogen oxide) emissions	(tonnes NO2 eq)	112,263	107,724	98,117
NOx emissions/100% net operated hydrocarbon production	(tonnes NO2 eq/ktoe)	0.565	0.503	0.486
NOx/kWheq (EniPower)	(tonnes NO2 eq/kWheq)	0.193	0.195	0.165
NOx emissions/crude and semi-finished products processing (R&M refineries)	(tonnes NO2eq/kton)	0.31	0.29	0.27
SOx (sulphur oxide) emissions	(tonnes SO2 eq)	45,988	50,085	37,940
SOx emissions/ 100% net operated hydrocarbon production	(tonnes SO2 eq/ktoe)	0.114	0.103	0.055
SOx emissions/kWheq (EniPower)	(gSO2 eq/kWheq)	0.059	0.050	0.037
SOx emissions/crude and semi-finished products processing (R&M refineries)	(tonnes SO2 eq/kton)	0.92	1.03	0.91
NMVOC (Non-Methane Volatile Organic Compounds) emissions	(tonnes)	75,392	68,490	46,228
TSP (Total Suspended Particulate) emissions		3,973	3,783	3,297
Air protection expenditures and investments (a):	(euro thousand)	279,278	71,715	46,736
- current spending		20,390	19,680	16,608
- investments		258,888	52,035	30,128

(a)	The figure is part of the environmental expenditures and investments reported in the table "The environmental management system".

Contents
Eni Annual Report / Consolidated Sustainability Statements

The reduction in NOx emissions (-8.9%) is attributable essentially to the contribution by the E&P sector, which accounts for a significant proportion of the Eni total, but also to other sectors, namely G&P (-22.2%), R&M and petrochemicals (-15%). In G&P the trend is a consequence of EniPower completing installation in 2011 of VeloNox burners on all combined cycles.
There was a reduction in total SOx emissions of approximately 24% compared with 2010. The trend was determined mainly by the weight of the E&P and refining sectors. In E&P, where there was a drop of more than 50% compared with the year 2010 (approximately 6,800 tonnes SO2 eq), the figure was determined not only by the two thirds drop in 2011 of Libyan production (in 2010 SOx emissions in Libya were 63.4% of the E&P total), but also by the reduction recorded in Kazakhstan at KPO of gas flared and diesel consumption at sites of a temporary nature.
In the refining sector, which contributes approximately 60% to the Eni consolidated figure, the change (-18% compared with 2010, or approximately 5,000 tonnes SO2 eq) can be attributed both to the partial replacement of fuel oil by natural gas, and to energy saving actions. Projects to reduce SOx and NOx emissions are in progress at the Gela and Sannazzaro refineries. The reduction targets will be met during the next two years 2013-14.

In the petrochemical sector the project launched in 2009 to monitor fugitive emissions of volatile organic compounds (VOCs) is nearing completion.
In 2011 approximately 145,027 new sources were surveyed for a total of 451,290 since the start of the campaign. It is planned to complete the survey activity and the first monitoring by the end of 2012. In 2011 the Eni Project to develop a fugitive emission monitoring system based on Wireless Sensor Network technology (the WSN Project) was completed.

Reclamation and landscape protection

		2009	2010	2011
Waste from reclamation activities to be disposed of or recovered/recycled:	(tonnes)	10,180,216	10,490,267	10,863,767
- of which dangerous		3,009,847	3,041,491	2,924,220
- of which non-dangerous		7,170,369	7,448,776	7,939,547
Soils and groundwater reclamation expenditures and investments (a):	(euro thousand)	518,041	296,655	336,525
- current spending		325,016	257,749	271,582
- investments		193,025	38,906	64,943

(a)	The figure is part of the environmental expenditures and investments reported in the table "The environmental management system".

Reclamation activities in Italy were carried out mainly through Syndial, the company dedicated to reclaiming decommissioned contaminated sites (68% of spending in 2011) followed by R&M (19%) and by the petrochemical Division with 8%.
In 2011 the environmental regeneration process involved maintaining the regenerations in progress at the major Italian sites (Gela, Priolo, Assemini, Porto Marghera, etc.); the new projects approved, although less in number than in previous years, cover much larger areas, an indication of their importance (e.g. Porto Torres, Crotone and Mantua for Syndial) and also of the recovery in activities/expenses planned for the next two years. The maintenance activities, above all the hydraulic barriers (PE and Syndial), led to the production of approximately 10.8 million tonnes of waste, showing a slightly upward trend.
In 2011 total spending on reclamation was approximately euro 337 million indicating a partial recovery in the activity compared with the previous year in which the most important actions to make sites safe (physical/hydraulic barriers and associated TAF plants) were completed.
In 2012 Syndial plans to complete the Green Remediation project (Porto Torres was the "pilot" site) and the "Green Procurement" guidelines for introduction of criteria of excellence in managing reclamations.
Reclamation activities abroad are carried out mainly by the E&P Division in particular in Egypt (reclamation of the "Abu Rudeis"/Belayim site) and in Nigeria where reclamation activities continued on areas affected by oil spills, identifying reclamation methods as an alternative to "Remediation Enhanced Natural Attenuation", in order to accelerate the return of soils to the original conditions.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Protecting water resources

		2009	2010	2011
Total water withdrawals:	(mmcm)	2,844.75	2,791.47	2,583.87
- of which sea water		2,642.97	2,584.28	2,379.83
- of which fresh water		176.37	183.65	189.50
- of which salt/salty water taken from underground or surface sources		25.41	23.54	14.55
Water withdrawals/kWheq produced (EniPower)	(m3/kWheq)	0.0145	0.0127	0.0138
Water withdrawals/crude and semi-finished products processing (R&M)	(m3/tonnes)	35.99	28.36	31.7
Total production and/or process water extracted:	(mmcm)	59.67	61.15	58.16
- of which re-injected		23.32	27.11	25.18
- of which sent to evaporation tanks		7.348	2.920	2.510
- of which discharged into surface water body or into sea after treatment		28.933	31.010	30.452
- of which discharged into surface water body or into sea without treatment		0.073	0.110	0.020
Concentration of oil in production waters	(mg/l)	14.39	13.06	13.50
Total recycled and/or reused water	(mmcm)	490.22	544.63	521.39
Percentage of fresh water reused	(%)	73.5	74.8	73.3
Fresh water discharged after purification/treatment	(mmcm)	-	51.84	50.62
Sea water discharged after purification/treatment		-	93.41	12.23
Water resources and drains expenditures and investments (a):	(euro thousand)	91,483	83,902	76,298
- current spending		62,586	56,382	46,167
- investments		28,897	27,520	30,131

(a)	The figure is part of the environmental expenditures and investments reported in the table "The environmental management system".

In 2011 there was a reduction of total water used compared with 2010 of 7.4%. Fresh water used, which represents only 7% of total water resources used, and the percentage reused remained substantially stable.
In the Exploration & Production sector water injection projects continued in Kazakhstan, Nigeria, Algeria, Tunisia, Indonesia and the UK with the aim of reaching in 2014 63% of ground water re-injected; in 2011 the figure measured (43%) is perfectly in line with the target set. In the E&P sector the quantity of water sent to evaporation tanks and that discharged into surface water bodies untreated both decreased. Moreover, the concentration of oil in production waters, discharged into the surface environment, remained considerably below the limits (13.50 mg/l).
In the field of water resource management activities also for 2011 mapping was carried out with the Global Water Tool at more than 270 sites; operating activities in water risk areas represent 12% (including engineering activities). Assessments in the field and in-depth studies on a local scale in 7 plants in Algeria, Indonesia, the United Kingdom and Italy showed the operational management capacity, rescaling the risk estimated at the screening stage.

Oil spills

		2009	2010	2011
Total number of oil spills (a)	(number)	308	330	418
Total volume of oil spills (a) (b)	(barrels)	21,547	22,964	13,422
- of which from sabotage and terrorism		15,288	18,695	6,127
- of which from accidents		6,259	4,269	7,295
Spill prevention expenditures and investments (c)	(euro thousand)	n.a.	13,655	40,530
- current spending		n.a.	5,699	4,252
- investments		n.a.	7,956	36,278

(a)	For the E&P sector only oil spills of more than one barrel are considered.
(b)	For 2009 the total volume of spills does not include the Engineering & Construction sector.
(c)	The figure is part of the environmental expenditures and investments reported in the table "The environmental management system".

The total volume spilt in oil spills decreased by approximately 41%. In particular there was a drop in the most significant item relating to the volume spilt following acts of sabotage (-67%). For operating oil spills, in 2011, it is important to note in particular an incident which occurred in Algeria at Saipem following which 3,774 barrels of crude were spilt at high pressure owing to damage caused by an operating vehicle.
For the E&P sector there was a drop both in volumes of operating oil spills (2,930 barrels in 2011 or -23% compared with 2010) and in the number of events (92) 30% down on 2010, the result of prevention actions which were constant over time; these figures can be compared with the values indicated in the table for 2009 and 2010. For oil spills due to sabotage 99% of events were concentrated in Nigeria (owing in particular to an increase in bunkering) and only 1% in Egypt. For oil spills caused by accidents 46% of the volume spilt was the consequence of events occurring in Algeria, 22% in Nigeria, 14% in Egypt and 5% in Tunisia and Italy.

Contents
Eni Annual Report / Consolidated Sustainability Statements

In Nigeria work is in progress aimed at preventing (oil pipeline remote monitoring project) and cataloguing oil spills (activating a geodatabase for the areas impacted).
The increase in investments for oil spill prevention is attributable above all to actions in Italy to replace pipelines and double tank bottoms at the company EniMed.

Waste from production activities

		2009	2010	2011
Waste from production activities:	(tonnes)	1,158,645	1,452,717	1,324,808
- of which from drilling activities		336,186	496,508	388,539
Hazardous waste from production activities		440,244	497,092	477,558
Non hazardous waste from production activities		718,401	955,625	847,250
Waste from production activities to be disposed of or recovered/recycled (a):		1,587,414	1,947,358	1,841,526
- of which hazardous		832,224	950,282	956,882
- of which non hazardous		755,190	997,076	884,644
Waste from production activities recovered and/or recycled:		354,038	267,257	244,841
- of which hazardous		206,064	96,767	73,437
- of which non hazardous		147,974	170,490	171,404
Waste from production activities disposed of:		1,233,377	1,160,518	986,572
- of which hazardous		626,160	374,149	327,679
- of which non hazardous		607,217	786,369	658,893
Waste from drilling activities/drilled meters	(tonnes/m)	0.454	0.623	0.340
Waste management expenditures and investments (b):	(euro thousand)	138,326	106,419	96,263
- current spending		124,329	102,703	83,403
- investments		13,997	3,716	12,860

(a)	Figure includes volumes remaining from previous years.
(b)	The figure is part of the environmental expenditures and investments reported in the table "The environmental management system".

Waste from production activities produced in 2011 (approximately 1.32 million tonnes) was down 8.8% compared with the previous year. The different sectors accompanied this trend with the significant exception of R&M, which instead saw a considerable increase.

Non-hazardous waste decreased by 11.3%, while hazardous waste decreased by 3.9%. The increases in the production of hazardous waste recorded in the R&M and E&C sectors were balanced by reductions observable in the remaining sectors. Non-hazardous waste decreased in all sectors with the sole exception of R&M and Corporate and Financial Activities (this last contribution is of a small amount in absolute terms).
The volumes sent for recovery in 2011 were down compared with 2010, following the same trend as waste produced; the trend consolidates a considerable reduction for hazardous waste, while non-hazardous waste increased slightly.

In the Exploration & Production sector the associated companies are required to prepare specific Waste Management Plans; in 2011 various actions began to implement these plans. The sector recorded reductions in waste production of about 12% for hazardous waste and 4% for non-hazardous waste.
The reduction of waste from production activities in E&P sector stood at around 7%, particularly due to the revision of the Waste Management Plan at the subsidiary NAOC made it possible to expand the network of contractors involved in waste disposal and to implement more accurate waste detection methodologies.

In the petrochemical sector, there was a 43% decline in waste from production activities from the previous year. This derived from both the reduced levels of production at the plants, owing to short-term factors, and from work of a structural nature on processes and plants. The target of reducing waste from production activities by 10% compared with 2007 was amply achieved; the rebound which will accompany the recovery of production facilities will keep quantities of waste from production activities within the target owing to the actions taken.

Contents

Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Alessandro Bernini, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the Annual Report as of December 31, 2011 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2011 consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	This 2011 consolidated Annual Report:
a)	was prepared in accordance with the evaluation and measurement criteria adopted by the European Commission according European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	corresponds to the company’s evidence and accounting books and entries;
c)	fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.

3.2	The operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 15, 2012

/s/ Paolo Scaroni ————————— Paolo Scaroni Chief Executive Officer	/s/Alessandro Bernini ————————— Alessandro Bernini Chief Financial Officer

Contents

Report of Independent Auditors

Contents

Independent Assurance Report

Contents

Contents

Contents

ENI STARTS GAS PRODUCTION IN WESTERN SIBERIA

The first gas produced by Eni in the Russian Federation from Samburskoye field

Novy Urengoy, April 20, 2012 - Eni, for the first time in its history, has today started the production of hydrocarbons in the Russian Federation, from the Samburskoye field, located in the autonomous district of Yamal-Nenets in western Siberia.

The initial gas and liquids production of the field, which is operated by SeverEnergia, a company in which Eni holds a 30% stake, will be 43,000 barrels of oil equivalent per day (14,000 boepd net to Eni). The maximum gas and liquids production of 145,000 barrels of oil equivalent per day (43,000 boepd net to Eni) will be reached in 2015. The gas produced will be sold to Gazprom, while Eni will retain the buy back and marketing rights on the Russian domestic market. The condensates will be destined for foreign markets.

The ceremony for the start of production was attended by Giuseppe Recchi, Chairman of Eni; Paolo Scaroni, CEO of Eni; Vladimir Svaykin, COO of SeverEnergia; Andrey Burbasov, COO of Arctikgas; Leonid Mikhelson, CEO of Novatek; Alexandr Dyukov, COO of Gazprom Neft; Dmitry Kobylkin, Governor of the Yamal-Nentes region; and many federal and local authority representatives.

The development of the Samburskoye field represents an important step forward in Eni's growth and consolidation in the Russian Federation, and is the first of four start-ups expected in the four-year plan that will lead to a production of about 200,000 boepd net to Eni in 2019.

SeverEnergia, a joint venture between Eni, Novatek (25.5%), Gazpromneft (25.5%) and Enel (19%), is the first Italian-Russian company active in E&P, has offices in Moscow and operates the Yamal-Nenets fields, which currently produces some 90% of Russian gas.

Since 2008, Eni has also had an agreement with Yamal-Nenets in place, for the creation of social and cultural projects.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: publication of plans for the merger

San Donato Milanese (Milan), April 20, 2012 - The plans for the merger by incorporation of Toscana Energia Clienti SpA, Eni Hellas SpA, Eni Gas & Power Belgium SpA and Agosta Srl into Eni SpA and the related financial statements are available at the company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, at Companies Register and at the Borsa Italiana SpA (Italian Stock Exchange).

The documents are also available online at www.eni.com and www.borsaitaliana.it.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Press release

San Donato Milanese (Milan), April 24, 2012 - With reference to AmorimEnergia’s statement on the purchase of 5% of Eni’s stake in Galp Energia, Eni announces that the price agreed with Amorim Energia will be 14.25 euro per share.

Following the sales, which were determined by the agreements signed by Eni, AmorimEnergia and Caixa Geral de Depositos (CGD) and communicated to the market on March 29, Eni will cease to be part of the existing shareholders' agreement currently in place between the three companies.

GalpEnergia is a Portuguese oil and gas integrated operator. Eni and AmorimEnergia each hold a 33.34% stake in the company, while CGD has a 1% stake.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni signs Strategic Cooperation Agreement with Rosneft

The companies will jointly develop exploration licenses in the Russian offshore of the Barents Sea and Black Sea

Moscow, April 25, 2012 - Today, Eni CEO Paolo Scaroni and Rosneft President Eduard Khudainatov, signed a strategic cooperation agreement in the presence of the Prime Minister of the Russian Federation Vladimir Putin, which provides for the joint development of the licenses in the Black Sea and the Barents Sea on the Russian shelf, the exchange of technologies and personnel as well as Rosneft’s acquisition of a participating interest in Eni’s international projects.

Under the agreement, Eni and Rosneft will set up joint ventures, with Eni holding 33.33% in each, for the joint development of Fedynsky and Tsentralno-Barentsevsky licenses in the Russian offshore of the Barents Sea, and Zapadno-Cernomorsky license in the Russian offshore of the Black Sea. In accordance with the Russian regulation currently in place, Rosneft will remain owner of the licenses.
Eni will fund the exploration necessary for confirmation of the licenses’ commercial value, in compliance with the commitments.

The deposits are estimated to hold total recoverable resources of 36 billion barrels of oil equivalent. The Barents Sea prospects are very promising also thanks to the surrounding discoveries made by Eni in the Norwegian sector. Seismic data indicates that multiple prospects exist in the Zapadno-Cernomorsky license.

Technology exchange is a key element of the strategic partnership. Eni’s technological contribution to the joint venture is expected to be significant given the company’s extensive offshore experience in Norway and other countries.

In addition, the agreement anticipates a programme of staff exchanges at all levels. This will strengthen the relationship between the companies and help share management experience.

The agreement also envisages Rosneft’s participation in Eni’s international projects.

Eni’s CEO, Paolo Scaroni, commenting on the agreement said: "Today's agreement is strategic for Eni as it will mark our exploration activities for many years. We have gained access to two vast and extremely promising areas in Russia, a great hydrocarbon producer. This success is the result of our long standing relationship with Russia, of the recent developments in west Siberia upstream and of our discoveries in the Norwegian Barents Sea, the first in the area."

Information

The Fedynsky license covers an area of 38,000 square kilometres in the ice-free southern part of the Barents Sea. Sea depth in the license varies from 200 to 320 metres. 2D seismic uncovered 9 promising prospects holding total recoverable hydrocarbon resources of 18.7 billion barrels of oil equivalent. To comply with license conditions, 6,500 kilometres of 2D seismic must be carried out at the Fedynsky license before 2017 and 1,000 square kilometres of 3D seismic by 2018. The first exploration well should be drilled before 2020, and, if successful, a second exploration well is to be drilled by 2025.

The Tsentralno-Barentsevsky license is adjacent to Fedynsky. Sea depth here varies from 160 to 300 metres. Earlier seismic work at the license identified 3 promising prospects holding total recoverable hydrocarbon resources of more than 7 billion barrels of oil equivalent. 3,200 kilometres of 2D seismic are to be performed by 2016 and 1,000 square kilometres of 3D seismic by 2018. The first exploration well is to be drilled by 2021, and if successful, a second exploration well is to be drilled by 2026.

The Zapadno-Cernomorsky license in the Black Sea is the third area to be jointly explored. The license covers an area of 8,600 square kilometres at a sea depth ranging from 600 to 2,250 metres. Rosneft has carried out seismic works to study the area in its entirety and identified 6 promising prospects holding total recoverable resources of approximately 10 billion barrels of oil equivalent. Two exploration wells are to be drilled in 2015-2016 in line with license conditions.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces the results for the first quarter of 2012

Rome, April 27, 2012 - Eni, the international oil and gas company, today announces its group results for the first quarter of 20121 (unaudited).

Financial Highlights

•	Adjusted operating profit: up 27% to euro 6.45 billion
•	Adjusted net profit: up 13% to euro 2.48 billion
•	Net profit: up 42% to euro 3.62 billion
•	Cash flow: euro 4.19 billion

Operational Highlights

•	Oil and natural gas production: down 0.6% to 1.674 mmboe/d. Excluding the impact of price effects, production was up by 0.2%
•	Natural gas sales: down 5.3% to 30.61 billion cubic meters affected by weak demand
•	New, relevant exploration success in Mozambique with Mamba North East 1 discovery
•	Signed a strategic agreement with Rosneft in the Russian upstream offshore the Barents Sea and the Black Sea
•	Started production at the giant Samburgskoye in Siberia
•	Agreed the revision of the gas supply contracts with Gazprom
•	Reached the agreements to start the divestment of Galp Energia
•	Signed a contract for the exploration of one of the most attractive offshore basins in China
•	Continuing exploration success in the Barents Sea

Paolo Scaroni, Chief Executive Officer, commented:
"In the first quarter of 2012, Eni delivered excellent results thanks to the ongoing recovery of production in Libya and higher oil prices, despite the difficult market environment facing Gas & Power, Refining & Marketing and the Chemical sector. During the period, we successfully renegotiated our supply contracts with Gazprom. In exploration, we have continued to deliver strong results with further important discoveries in Mozambique and in the Barents Sea. I’m very pleased with the agreement we have recently signed with Rosneft as it underpins our exploration opportunities for many years to come, further boosting our prospects for long-term growth".

__________________

(1)	i	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided byArticle 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial Highlights

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

SUMMARY GROUP RESULTS	(euro million)
3,483	Operating profit	5,638	6,834	21.2
4,259	Adjusted operating profit (a)	5,099	6,452	26.5
1,289	Net profit (b)	2,547	3,617	42.0
0.36	- per share (euro) (c)	0.70	1.00	42.9
0.97	- per ADR ($) (c) (d)	1.91	2.62	37.2
1,540	Adjusted net profit (a) (b)	2,198	2,480	12.8
0.43	- per share (euro) (c)	0.61	0.68	11.5
1.16	- per ADR ($) (c) (d)	1.67	1.78	6.6

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 22.
(b)	Profit attributable to Eni’s shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the first quarter of 2012, adjusted operating profit was euro 6.45 billion, up 26.5% from the first quarter of 2011. This was due to a better operating performance registered by the Exploration & Production Division (up 23.8%) driven by a robust oil price environment and an ongoing production recovery in Libya. The increased results of the Gas & Power Division (up 57%) were due to the stronger results posted by the Marketing activity which was driven by the economic benefits associated with the renegotiations of the gas supply contracts, some of which were renegotiated with retroactive economic benefit to the beginning of 2011. In addition, the Division benefited from an improved supply mix due to the recovery of Libyan supplies. These positives were partly offset by a slowdown in demand across Italy and Europe and rising competitive pressures, which squeezed unit margins. The Refining & Marketing Division and the Chemical segment both reported wider operating losses driven by rising supply costs for oil feedstock which were only partially transferred to product prices pressured by weak demand trends on their respective market outlets.

Adjusted net profit
In the first quarter of 2012, adjusted net profit was euro 2.48 billion, up 12.8% compared with a year ago, as a result of better operating performance. This positive effect was partly offset by higher finance charges (down euro 207 million) and higher consolidated tax rate (up approximately 6 percentage points) due to an increasing taxable profit earned by the Exploration & Production subsidiaries which incurred higher-than-average tax rates as well as a changed tax regime for certain Italian subsidiaries. This occurred as a result of the Italian budget law enacted in August 2011 which increased the Italian windfall tax levied on energy companies (the so-called Robin Tax) by 4 percentage points to 10.5% and enlarged its scope to include gas transport and distribution companies.

Capital expenditure
Capital expenditure for the first quarter amounted to euro 2.87 billion mainly related to continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and the upgrading of gas infrastructures. The Group also incurred expenditures of euro 0.25 billion to finance the acquisition of Nuon Belgium and joint venture projects.

Cash flow
Net cash generated by operating activities amounted to euro 4.19 billion, which was used to fund the financing requirements associated with capital expenditure and investments, and to pay down net borrowings2 which were down by euro 0.61 billion from December 31, 2011 to euro 27.43 billion. Cash flow from operating activities benefited from a larger amount of trade receivables due beyond the end of the reporting period transferred to financing institutions (up by euro 329 million).

Financial Ratios
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – decreased to 0.43 at March 31, 2012 from 0.46 as of December 31, 2011. Return on Average Capital Employed (ROACE)3 calculated on an adjusted basis for the twelve-month period ending on March 31, 2012 was 10% (vs. 11.4% as of March 31, 2011).

__________________

(2)	i	Information on net borrowings composition is furnished on page 29.
(3)	i	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 29 and 30 for leverage and ROACE, respectively.

Operational highlights and trading environment

Fourth Quarter 2011		First Quarter 2011	First Quarter 2012	% Ch.
KEY STATISTICS
1,678	Production of oil and natural gas	(kboe/d)	1,684	1,674	(0.6)
896	- Liquids	(kbbl/d)	899	867	(3.6)
4,345	- Natural gas	(mmcf/d)	4,345	4,480	3.3
25.47	Worldwide gas sales	(bcm)	32.33	30.61	(5.3)
11.39	Electricity sales	(TWh)	9.68	12.29	27.0
2.80	Retail sales of refined products in Europe	(mmtonnes)	2.64	2.53	(4.2)

Exploration & Production
In the first quarter of 2012, Eni reported liquids and gas production of 1,674 kboe/d, representing a small decrease from the first quarter of 2011 (down by 10 kboe/d, or 0.6%) due to lower production entitlements in the Company’s PSAs reflecting higher oil prices (down by approximately 14 kboe/d compared to the same quarter of the previous year). When excluding price effects, the production of the first quarter was marginally higher (up by 0.2%) driven by an ongoing recovery in Libyan production and start-up/ramp-up of new fields in Australia, Egypt and the United States. These positives were partly offset by the sale of interests in certain non strategic assets and limited unplanned production losses.

Gas & Power
In the first quarter of 2012, Eni’s worldwide natural gas sales fell by 5.3% to 30.61 bcm from the first quarter of 2011, due to weak demand and rising competitive pressure. Volumes marketed on the domestic market registered an appreciable increase (up 1.4%) reflecting higher spot sales at certain Italian daily exchanges and growing volumes marketed in the residential segment due to strong seasonal factors. These increases were partly offset by a steep decline in sales to the power generation segment affected by the higher competitiveness of coal and growing use of renewable sources, and to the wholesalers segment.
Eni’s sales volumes on the European market decreased by 5.5% reflecting increased competitive pressure and unfavorable weather conditions particularly in Benelux and the UK/Northern Europe (sales to hub), partly offset by higher sales in Germany/Austria, Turkey and France. Sales to importers to Italy experienced a substantial decrease (down 57.8%) due to the termination of certain supply contracts.

Refining & Marketing
In the first quarter of 2012, average European refining margins remained at unprofitable levels, notwithstanding a noticeable recovery from the same period of the last year (the benchmark margin on Brent crude averaged $2.92 per barrel in the quarter, up 67.8% from the first quarter of 2011 in the Mediterranean area). Ongoing trends in refining margins reflected weak industry fundamentals across Europe as high costs for oil feedstock were only partially transferred to refined products prices due to sluggish fuel demand and excess capacity. In addition, results for Eni's refining activities continued to be adversely impacted by rising costs of energy utilities indexed to oil prices and shrinking price differentials between light and heavy crudes. In the first quarter of 2012, Eni marketed lower volumes on its Italian retail network, down by 6.7%, reflecting weak fuel consumption. The Company implemented a number of commercial initiatives intended to preserve its market share which increased by 0.4 percentage points from last year to 30.4%. In the first quarter of 2012, retail sales in the European market increased by 2.9% mainly in Austria, Germany and Switzerland.

Currency
Results of operations for the first quarter of 2012 were positively impacted by the depreciation of the Euro vs. the US dollar (down by 4.1%).

Portfolio developments

Mozambique
In March 2012, following the Mamba South and Mamba North discoveries, a new large exploration success was achieved in Mozambique with the discovery of Mamba North East 1 also located in Area 4. The discovery well encountered a reservoir which is estimated to hold a mineral potential of at least 10 Tcf of gas in place. The discovery further upgraded the potential of Area 4 to an estimated 40 Tcf of gas in place at least. For the year 2012, Eni plans to drill 4 additional wells in the Mamba complex to fully ascertain the mineral potential of the area.

Agreement with Rosneft
On April 25, 2012, Eni and Rosneft signed a strategic cooperation agreement to jointly develop exploration licenses in the Russian offshore of the Barents Sea and the Black Sea. Under the agreement, joint ventures (Eni 33.33%) will explore for and develop the Fedynsky and Tsentralno-Barentsvesky licenses offshore the Barents Sea and the Zapadno-Cernomorsky license offshore the Black Sea. These licenses are estimated to hold recoverable resources of 36 billion boe.

Gazprom
In March 2012, on the back of the existing strategic partnership, Eni and Gazprom signed an agreement renegotiating the terms of certain gas supply contracts. The recognition of the associated economic effects was retroactive to the beginning of 2011. The two partners also agreed a roadmap to start building the South Stream gas pipeline targeting a final investment decision by end of 2012.

Agreement for the divestment of interest in Galp
On March 29, 2012, Eni and the other relevant shareholders of the Portuguese company Galp Energia, Amorim Energia and Caixa Geral de Depòsitos SA, signed a number of agreements that amended the shareholders agreements currently in place between the three companies allowing Eni to commence the process of divesting its 33.34% interest in the Company.
The agreement provides for:
(i)	the sale of Eni's 5% interest in Galp to Amorim Energia within 150 days from the signing of the agreements at a price of euro 14.25 a share;
(ii)	the right for Eni to sell up to 18% of Galp shares on the market (which could potentially increase by 2% if convertible bonds are issued);
(iii)	the sale of 5% of Eni’s interest in Galp (on the market or to Amorim) will trigger the termination of the shareholders' agreements currently in place;
(iv)	a pre-emption right granted to Amorim on the residual 10.34% shares of Galp owned by Eni through a combination of a call option on a 5% interest and a right of first refusal on the remaining 5.34%, or on the whole 10.34% in case Amorim does not exercise the call option.

Divestment of interest in Interconnector
On February 22, 2012, Snam and Fluxys G signed a preliminary agreement to purchase Eni's 16.41% interest in Interconnector (UK) Ltd, its 51% interest in Interconnector Zeebrugge Terminal SCRL and its 10% interest in Huberator SA for a total consideration of euro 150 million. These companies own and operate the subsea gas pipeline that provides a bi-directional link between the UK (Bacton) and Belgium (Zeebrugge) hubs. IZT and Huberator are Belgian companies: IZT owns the Belgian compressor terminal at the Interconnector in Zeebrugge, and Huberator offers trading-related services in the Zeebrugge Gas Hub. The completion of the transaction is subject to certain conditions precedent and is expected to occur by the second half of 2012.

China
On April 2012, Eni and China National Offshore Oil Corporation (CNOOC) signed a Production Sharing Contract (PSC) for the exploration of Block 30/27, which has a high exploration potential and is located in one of the most attractive areas in the Chinese offshore. Eni will be the Operator of the project, with a 100% interest. In the case of a discovery, CNOOC has a back-in right of up to 51%.

Norway
In January 2012, Eni was awarded the operatorship of the PL657 license (Eni’s interest 80%) located in the Barents Sea near the Goliat operated field (Eni’s interest 65%). Any exploratory success will be supported by the existing facilities significantly reducing time-to-market.
In the first quarter of 2012, exploration activities yielded positive results in the PL532 license located in the Barents sea (Eni’s interest 30%) with the appraisal of the Skrugard oil and gas discovery and with the new Havis oil and gas discovery. The total recoverable reserves of the PL532 license are estimated at approximately 500 mmbbl. Both fields are planned to be put in production by means of a fast-track synergic development.

Main production start ups
At the beginning of April 2012, Eni started production at the Marulk field (Eni 20%, operator) located in the Norwegian offshore with a production that is expected to peak at approximately 20 kboe/d in 2012 (4 kboe/d, net to Eni).
In April 2012, Eni started production at the Samburgskoye field, in Siberia, with an expected peak production of approximately 43 kboe/d (14 kboe/d, net to Eni).

Incident in the North Sea
On March 25, 2012, a gas leak following a well operation occurred at a wellhead platform of the Elgin/Franklin gas field (Eni’s interest 21.87%) which is located in the UK North Sea. The field is operated by an international oil company which is taking all necessary steps to handle the situation. Eni is closely monitoring the situation to assess any possible liability which may arise from the incident.

Outlook

Eni expects the 2012 outlook to be challenging due to signs of a continuing economic slowdown, particularly in the euro-zone, and volatile market conditions. International oil prices will be supported by robust demand growth from China and other emerging economies, as well as ongoing geopolitical risks and uncertainties, partly offset by a recovery in the Libyan output. For short-term financial projections, Eni assumes a full-year average price of $113 a barrel for the Brent crude benchmark. Recovery perspectives look poor in the gas sector with gas demand expected to be soft due to slow economic activity and increasing competition from renewables; while the marketplace is well supplied. Against this backdrop, management expects ongoing margin pressures to continue in 2012 and reduced sales opportunities due to rising competition. Management foresees the persistence of a depressed trading environment in the European refining business. Refining margins are anticipated to remain at unprofitable levels due to high costs of oil supplies, sluggish demand and excess capacity. In this context, key volume trends for the year are expected to be the following:

-	Production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d) driven by a progressive recovery in the Company’s Libyan output to achieve the pre-crisis level, coming fully online by the second half of 2012. Excluding this important development, management still sees a moderate growth trajectory in production, boosted by new field start-ups at certain large projects in Algeria and offshore Angola and the joint gas development in Siberia. These increases will be partially offset by mature field declines and the impact of the shutdown of the Elgin-Franklin platform in the British section of the North Sea;
-	Worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). Against the backdrop of widespread weakness in demand, management is targeting to boost sales volumes and market share in Italy and to retain and develop its retail customer base; outside Italy the main engines of growth will be sales expansion in the key markets of France, Germany/Austria and Turkey and opportunities in the Far East. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core European markets, development of the commercial offer through a multi-Country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;
-	Refining throughputs on Eni’s account: management foresees refinery processed volumes to be in line with 2011 (in 2011 refining throughputs on our own account were reported at 31.96 million tonnes) in response to a negative trading environment. Management is planning to pursue process optimization measures by improving yields, cycle integration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings in order to reduce the business exposure to the market volatility and achieve immediate benefits on the profit and loss. Enhancement of oil trading activities will help expand industrial margins;
-	Retail sales of refined products in Italy and the rest of Europe: management foresees retail sales volumes declining from 2011 levels (in 2011, retail sales volumes in Italy and rest of Europe were reported at 11.37 million tonnes) dragged down by an expected sharp contraction in the domestic consumption of fuels. In Italy where a new wave of liberalization promises to spur competition, management intends to preserve the Company’s market share by leveraging marketing initiatives tailored to customers’ needs, the strength of the Eni brand targeting to complete the rebranding of the network, the development of non-oil activities and an excellent service. Outside Italy, the Company will grow selectively targeting stable volumes on the whole;
-	Engineering & Construction: the profitability outlook for this business remains bright due to an established competitive position and a robust order backlog.

For the full year 2012, management expects a capital budget almost in line with 2011 (in 2011 capital expenditure amounted to euro 13.44 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and investing large amounts in developing growing areas and maintaining field plateaus in mature basins. Other investment initiatives will target the upgrading of the gas transport and distribution networks, the completion of the EST project in the refining business, and strengthening selected petrochemicals plants. The ratio of net borrowings to total equity – leverage – is projected to improve from the level achieved at the end of 2011 assuming a Brent price of 113 $/barrel.

This press release for the first quarter of 2012 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). Results and cash flow are presented for the first quarter of 2012 and for the first quarter and the fourth quarter of 2011. Information on liquidity and capital resources relates to end of the period as of March 31, 2012, and December 31, 2011. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter of the year cannot be extrapolated on an annual basis.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the first quarter of 2012 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report Summary results for the first quarter of 2012
(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

30,102	Net sales from operations	28,779	33,475	16.3
3,483	Operating profit	5,638	6,834	21.2
(136)	Exclusion of inventory holding (gains) losses	(669)	(412)
912	Exclusion of special items	130	30

4,259	Adjusted operating profit	5,099	6,452	26.5

	Breakdown by division:
4,200	Exploration & Production	4,120	5,100	23.8
385	Gas & Power	958	1,504	57.0
(271)	Refining & Marketing	(176)	(228)	(29.5)
(154)	Chemicals	(12)	(162)	..
390	Engineering & Construction	342	374	9.4
(69)	Other activities	(45)	(46)	(2.2)
(19)	Corporate and financial companies	(84)	(81)	3.6
(203)	Impact of unrealized intragroup profit elimination (a)	(4)	(9)
(288)	Net finance (expense) income (b)	(83)	(290)
332	Net income from investments (b)	265	184
(2,533)	Income taxes (b)	(2,671)	(3,559)
58.9	Tax rate (%)	50.6	56.1

1,770	Adjusted net profit	2,610	2,787	6.8

1,289	Net profit attributable to Eni's shareholders	2,547	3,617	42.0
(70)	Exclusion of inventory holding (gains) losses	(474)	(279)
321	Exclusion of special items	125	(858)

1,540	Adjusted net profit attributable to Eni's shareholders	2,198	2,480	12.8

	Net profit attributable to Eni's shareholders
0.36	per share (euro)	0.70	1.00	42.9
0.97	per ADR ($)	1.91	2.62	37.2
	Adjusted net profit attributable to Eni's shareholders
0.43	per share (euro)	0.61	0.68	11.5
1.16	per ADR ($)	1.67	1.78	6.6
3,622.7	Weighted average number of outstanding shares (c)	3,622.5	3,622.7
3,177	Net cash provided by operating activities	4,185	4,195	0.2

3,894	Capital expenditure	2,875	2,871	(0.1)

i	i	i
(a)	i	This item mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b)	i	Excluding special items.
(c)	i	Fully diluted (million shares).
Trading environment indicatorsi

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

109.31	Average price of Brent dated crude oil (a)	104.97	118.49	12.9
1.348	Average EUR/USD exchange rate (b)	1.367	1.311	(4.1)
81.09	Average price in euro of Brent dated crude oil	76.79	90.38	17.7
2.52	Average European refining margin (c)	1.74	2.92	67.8
3.13	Average European refining margin Brent/Ural (c)	3.35	3.26	(2.7)
1.87	Average European refining margin in euro	1.27	2.23	75.6
8.92	Price of NBP gas (d)	9.09	9.34	2.8
1.5	Euribor - three-month euro rate (%)	1.1	1.0	(11.8)
0.5	Libor - three-month dollar rate (%)	0.3	0.5	66.7

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	In USD per million BTU. Source: Platt’s Oilgram.

Group results

Net profit attributable to Eni’s shareholders for the first quarter of 2012 was euro 3,617 million, an increase of euro 1,070 million from the first quarter of 2011, up 42%. The result was driven by an improved operating performance (up 21.2%) which was mainly reported by the Exploration & Production Division on the back of stronger oil prices and an ongoing recovery in Libyan activities, and the Gas & Power Division reflecting the economic benefits associated with the renegotiations of certain gas supply contracts, some of which were effective from the beginning of 2011. These positives were partly offset by lower results incurred by the oil and chemical downstream businesses. Also the Group net profit was boosted by an extraordinary gain amounting to euro 835 million recorded on Eni’s interest in Galp. This was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired.
These positives were partly offset by higher net finance and exchange rate charges (down euro 207 million) due to an increased average net finance debt, and fair value losses recorded on certain derivatives on interest rates which did not meet the formal criteria for hedging accounting provided by IAS 39. Net profit was also impacted by higher income taxes (down euro 833 million) reflecting higher taxable profit. However, the Group reported tax rate decreased by approximately one percentage point reflecting the aforementioned extraordinary gain on the Galp interests which was a non taxable item, partly offset by a higher share of taxable profit reported by subsidiaries of the Exploration & Production Division which incurred higher-than average tax rates as well as a changed tax regime for certain Italian subsidiaries as a result of the Italian budget laws enacted in August 2011 which increased by 4 percentage points to 10.5% the Italian windfall tax levied on energy companies (the so-called Robin Tax) and enlarged its scope to include gas transport and distribution companies (an overall amount of euro 89 million).

Adjusted net profit attributable to Eni’s shareholders amounted to euro 2,480 million, an increase of euro 282 million from the first quarter of 2011, up 12.8%. Adjusted net profit was calculated by excluding an inventory holding gain amounting to euro 279 million and special gains of euro 858 million, resulting in a net negative adjustment of euro 1,137 million.

Special items in operating profit (charges of euro 30 million) related mainly to: (i) negative fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting provided by IAS 39 (amounting to euro 18 million); (ii) write down of capital expenditures incurred in the period relating to assets impaired in previous reporting periods in the Refining & Marketing Division (euro 11 million); (iii) provisions for redundancy incentives (euro 10 million). These negatives were partly offset by marginal gains (euro 26 million) recognized on the divestment of assets in the Exploration & Production Division.
Special charges in net profit mainly related to the extraordinary gain (euro 835 million) recorded on Eni’s interest in Galp and a write-up (euro 52 million) of an investment in a joint venture that was impaired in previous reporting periods and within the limit of impaired amounts, as a binding sale and purchase agreement has been signed with a buyer.

Results by Division

The increase in the Group adjusted net profit reported in the first quarter of 2012 reflected higher adjusted operating profit achieved by the Exploration & Production, Gas & Power and Engineering & Construction divisions. The Refining & Marketing and Chemical divisions reported lower results.

-	The Exploration & Production Division reported an adjusted operating profit of euro 5,100 million, an increase of euro 980 million or 23.8%, on the back of stronger oil and gas prices in dollar terms (up by 17.9% on average) driven by a robust oil environment and an ongoing recovery in Libyan activities. Adjusted net profit amounted to euro 1,997 million which was up by 8.9% from the first quarter of 2011. This result was negatively influenced by an increased adjusted tax rate (up by 4.6 percentage points) due to a higher share of taxable profit reported in countries with higher taxation.

-	The Gas & Power Division reported an adjusted operating profit of euro 1,504 million, increasing by euro 546 million, or 57%, from the first quarter of 2011. The increase is attributable to the Marketing business which almost tripled the result of the first quarter of 2011 (up by euro 551 million) driven by the economic benefits associated with the renegotiations of gas supply contracts. The recognition of the associated economic effects was retroactive to the beginning of 2011 for a number of these agreements. The Division also benefited from an improved supply mix due to the recovery of Libyan supplies. These positives were partly offset by weak demand in Italy and in Europe and mounting competitive pressures which squeezed selling margins. The Regulated businesses in Italy performed fairly well recording a 3.4% increase in results, while the International transport activities reported a lower operating performance (down by 20.7%) reflecting the asset divestments that occurred in 2011. Adjusted net profit for the Gas & Power segment increased by euro 273 million, or 35.8%.

-	The Engineering & Construction business reported a strong operating performance which was up by euro 32 million, or 9.4% to euro 374 million from the first quarter of 2011. This reflected higher revenues and better margins on the works executed in the quarter. Adjusted net profit increased to euro 270 million, up by 4.2%.

-	The Refining & Marketing Division reported sharply lower adjusted operating losses which were down euro 52 million, or 29.5%. The higher loss was driven by a depressed trading environment and poor demand for fuels due to weak underlying fundamentals. Management pursued initiatives intended to boost efficiency and optimize refinery cycles in order to cope with an unprofitable margin scenario. Adjusted net loss amounted to euro 145 million down by euro 48 million from the first quarter 2011.

-	The Chemical sector reported substantial operating losses down to euro 162 million from a near break-even situation reported in the first quarter of 2011. The negative performance was impacted by surging costs for oil feedstock which squeezed unit margins as product demand tracked a recessionary environment. This was particularly true for basic chemical commodities with the benchmark cracker margin falling in negative territory. Adjusted net loss for the quarter widened to euro 114 million, down by euro 109 million from a year ago.

Liquidity and capital resources Summarized Group Balance Sheet[4]
(euro million)	Dec. 31, 2011	March 31, 2012	Change

Fixed assets
Property, plant and equipment	73,578	73,048	(530)
Inventories - compulsory stock	2,433	2,567	134
Intangible assets	10,950	10,994	44
Equity-accounted investments and other investments	6,242	7,227	985
Receivables and securities held for operating purposes	1,740	1,660	(80)
Net payables related to capital expenditures	(1,576)	(1,246)	330

	93,367	94,250	883
Net working capital
Inventories	7,575	7,737	162
Trade receivables	17,709	21,013	3,304
Trade payables	(13,436)	(13,250)	186
Tax payables and provisions for net deferred tax liabilities	(3,503)	(5,739)	(2,236)
Provisions	(12,735)	(12,717)	18
Other current assets and liabilities	281	241	(40)
	(4,109)	(2,715)	1,394
Provisions for employee post-retirement benefits	(1,039)	(1,029)	10
Net assets held for sale including net borrowings	206	248	42

CAPITAL EMPLOYED, NET	88,425	90,754	2,329

Shareholders' equity:
- Eni shareholders' equity	55,472	58,115	2,643
- Non-controlling interest	4,921	5,213	292
	60,393	63,328	2,935
Net borrowings	28,032	27,426	(606)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	88,425	90,754	2,329

Leverage	0.46	0.43	(0.03)

The appreciation of the euro versus the US dollar recorded at March 31, 2012 from December 31, 2011 (the EUR/USD exchange rate was 1.336 as of March 31, 2012, as compared to 1.294 as of December 31, 2011, up by 3.2%) reduced net capital employed, net equity and net borrowings by euro 1,163 million, euro 1,041 million and euro 122 million, respectively, as a result of exchange rate translation differences at March 31, 2012.

Fixed assets amounted to euro 94,250 million, representing an increase of euro 883 million from December 31, 2011 reflecting capital expenditure incurred in the period (euro 2,871 million) and an increased book value of Eni’s interest in Galp due to the extraordinary gain recorded in the period, which were partly offset by depreciation, depletion, amortization and impairment charges (euro 2,347 million) and lower exchange rate translation differences.

Net working capital amounted to a negative euro 2,715 million, representing an increase of euro 1,394 million mainly due to higher trade receivables (up euro 3,304 million) reflecting seasonal gas sales, partly offset by increased tax payables and provisions for net deferred tax liabilities accrued in the quarter (down euro 2,236 million).

Net assets held for sale including related liabilities (euro 248 million) related to non strategic assets in the Refining & Marketing and Exploration & Production Divisions.

Shareholders’ equity including non controlling interest of euro 63,328 million increased by euro 2,935 million, reflecting comprehensive income for the period (euro 2,922 million) which consisted of net profit for the period (euro 3,924 million) partly offset by negative foreign currency exchange differences.

__________________

(4)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement5

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	Change

1,519	Net profit	2,959	3,924	965
	Adjustments to reconcile net profit to cash provided by operating activities:
3,101	- depreciation, depletion and amortization and other non monetary items	2,003	1,269	(734)
(1,094)	- net gains on disposal of assets	(19)	(25)	(6)
2,823	- dividends, interest, taxes and other changes	2,907	3,872	965
268	Changes in working capital related to operations	(1,729)	(2,012)	(283)
(3,440)	Dividends received, taxes paid, interest (paid) received during the period	(1,936)	(2,833)	(897)

3,177	Net cash provided by operating activities	4,185	4,195	10
(3,894)	Capital expenditure	(2,875)	(2,871)	4
(140)	Investments and purchase of consolidated subsidiaries and businesses	(41)	(245)	(204)
1,578	Disposals	26	52	26
340	Other cash flow related to capital expenditure, investments and disposals	(195)	(262)	(67)

1,061	Free cash flow	1,100	869	(231)
(18)	Borrowings (repayment) of debt related to financing activities	(67)	(2)	65
(829)	Changes in short and long-term finance debt	(637)	(362)	275
(269)	Dividends paid and changes in non-controlling interest and reserves	5	(6)	(11)
14	Effect of changes in consolidation and exchange differences	(28)	(9)	19

(41)	NET CASH FLOW FOR THE PERIOD	373	490	117

Change in net borrowings

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	Change

1,061	Free cash flow	1,100	869	(231)
	Net borrowings of acquired companies		(2)	(2)
(192)	Net borrowings of divested companies
(359)	Exchange differences on net borrowings and other changes	63	(255)	(318)
(269)	Dividends paid and changes in non-controlling interest and reserves	5	(6)	(11)
241	CHANGE IN NET BORROWINGS	1,168	606	(562)

Net cash provided by operating activities (euro 4,195 million) funded cash outflows relating to capital expenditure totaling euro 2,871 million and financing the acquisition of Nuon in Belgium and joint venture projects (euro 245 million), with the surplus being used to pay down finance debt (down by euro 606 million). Cash flow from operating activities was improved by a larger cash inflow of euro 329 million associated with transferring trade receivables due beyond the end of the quarter to factoring institutions (euro 2,108 million), while the previous quarter benefited from transferring euro 1,779 million of trade receivables due beyond December 31, 2011 to same institutions.

__________________

(5)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of March 31, 2012, ten of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC - Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc and Eni Trading & Shipping Inc – fall within the scope of the new continuing listing standard. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by Division for the first quarter of 2012 is provided in the following pages.

Exploration & Production

Fourth Quarter 2011	RESULTS	(euro million)	First Quarter 2011	First Quarter 2012	% Ch.

7,936	Net sales from operations		7,474	9,343	25.0
4,169	Operating profit		4,106	5,090	24.0
31	Exclusion of special items:		14	10
49	- asset impairments
(35)	- gains on disposal of assets		(17)	(12)
29	- provision for redundancy incentives		2	1
(30)	- re-measurement gains/losses on commodity derivatives		29	21
18	- other
4,200	Adjusted operating profit		4,120	5,100	23.8
(58)	Net financial income (expense) (a)		(57)	(63)
176	Net income (expense) from investments (a)		117	43
(2,624)	Income taxes (a)		(2,347)	(3,083)
60.8	Tax rate	(%)	56.1	60.7
1,694	Adjusted net profit		1,833	1,997	8.9

	Results also include:
1,876	- amortization and depreciation		1,588	1,817	14.4
	of which:
340	exploration expenditure		266	398	49.6
243	- amortization of exploratory drilling expenditures and other		163	283	73.6
97	- amortization of geological and geophysical exploration expenses		103	115	11.7
2,690	Capital expenditure		1,952	2,018	3.4
	of which:
525	- exploratory expenditure (b)		236	358	51.7

	Production (c) (d)
896	Liquids (e)	(kbbl/d)	899	867	(3.6)
4,345	Natural gas	(mmcf/d)	4,356	4,480	3.3
1,678	Total hydrocarbons	(kboe/d)	1,684	1,674	(0.6)

	Average realizations
100.42	Liquids (e)	($/bbl)	95.36	111.54	17.0
7.14	Natural gas	($/mmcf)	5.99	7.33	22.4
72.58	Total hydrocarbons	($/boe)	66.62	78.54	17.9

	Average oil market prices
109.31	Brent dated	($/bbl)	104.97	118.49	12.9
81.09	Brent dated	(euro/bbl)	76.79	90.38	17.7
94.07	West Texas Intermediate	($/bbl)	93.98	102.99	9.6
117.60	Gas Henry Hub	($/kcm)	146.91	86.52	(41.1)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 38.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	Includes condensates.

Results
In the first quarter of 2012, the Exploration & Production Division reported an adjusted operating profit amounting to euro 5,100 million, representing an increase of euro 980 million from the first quarter of 2011, up 23.8%. The positive performance was driven by increasing oil and gas dollar realizations (up 17% and 22.4%, respectively) driven by a robust oil environment, and an ongoing recovery in Libyan activities. These positives were partly offset by rising expenses incurred in connection with an ongoing growing effort in exploration activities.

Special charges excluded from adjusted operating profit amounted to euro 10 million in the quarter and mainly related to losses on fair value evaluation of certain derivatives embedded in the pricing formulas of long-term gas supply agreements and gains on disposal of non-strategic assets.

First-quarter adjusted net profit increased by euro 164 million to euro 1,997 million (up by 8.9%) from the first quarter of 2011 due to an improved operating performance partly offset by a higher tax rate (up approximately 5 percentage points) due to a higher share of taxable profit reported in countries with higher taxation.

Operating review

Eni reported liquids and gas production of 1,674 kboe/d for the first quarter of 2012 with a slight decrease from the first quarter of 2011 (down 10 kboe/d, or 0.6%) due to lower entitlements in Company’s PSAs due to higher oil prices (with an overall effect of approximately 14 kboe/d compared to the year-earlier quarter). When excluding price effects, the production of the first quarter was broadly unchanged (up 0.2% from the first quarter of 2011) supported by the resumption of Libyan production and start-up/ramp-up of new fields in Australia, Egypt and the United States. These positives were partly offset by the sale of interests in certain non strategic assets and limited unplanned production losses. The share of oil and natural gas produced outside Italy was 89%.

Liquids production (867 kbbl/d) decreased by 32 kbbl/d, or 3.6%, due to lower entitlements in the Company’s PSAs and mature field declines in particular in the United Kingdom. These negatives were partly offset by the resumption of Libyan production and start-up/ramp-up of new fields in Australia and Norway.

Natural gas production (4,480 mmcf/d) increased by 124 mmcf/d (up 3.3%) due to the ramp-up of Libyan operations and organic growth in Australia, Norway and Egypt. Decreases were registered in the Gulf of Mexico.

Gas & Power

Fourth Quarter 2011	RESULTS	(euro million)	First Quarter 2011	First Quarter 2012	% Ch.

10,617	Net sales from operations	10,614	12,122	14.2
326	Operating profit	910	1,485	63.2
(49)	Exclusion of inventory holding (gains) losses	(41)	13
108	Exclusion of special items:	89	6
6	- environmental charges	1	2
153	- asset impairments
(9)	- gains on disposal of assets		(4)
56	- risk provisions
32	- provision for redundancy incentives	3	4
(163)	- re-measurement gains/losses on commodity derivatives	80
33	- other	5	4
385	Adjusted operating profit	958	1,504	57.0
(169)	Marketing	288	839	191.3
523	Regulated businesses in Italy	554	573	3.4
31	International transport	116	92	(20.7)
4	Net finance income (expense) (a)	5	4
103	Net income from investments (a)	116	118
(159)	Income taxes (a)	(316)	(590)
32.3	Tax rate (%)	29.3	36.3
333	Adjusted net profit	763	1,036	35.8
585	Capital expenditure	279	271	(2.9)

	Natural gas sales	(bcm)
9.30	Italy		11.98	12.15	1.4
16.17	International sales:		20.35	18.46	(9.3)
13.96	- Rest of Europe		18.28	16.31	(10.8)
1.46	- Extra European markets		1.32	1.45	9.8
0.75	- E&P sales in Europe and in the Gulf of Mexico		0.75	0.70	(6.7)
25.47	WORLDWIDE GAS SALES		32.33	30.61	(5.3)
	of which:
22.10	- sales of consolidated subsidiaries		28.77	27.19	(5.5)
2.62	- Eni's share of sales of natural gas of affiliates		2.81	2.72	(3.2)
0.75	- E&P sales in Europe and in the Gulf of Mexico		0.75	0.70	(6.7)
11.39	Electricity sales	(TWh)	9.68	12.29	27.0
18.86	Gas volumes transported in Italy	(bcm)	23.55	22.48	(4.5)

i	i	i
(a)		Excluding special items.

Results
In the first quarter of 2012, the Gas & Power Division reported higher adjusted operating profit of euro 1,504 million, up euro 546 million or 57%, compared with the first quarter of 2011. This was due to the Marketing business that reported a substantial profit increase (almost tripling the first quarter of 2011 results) driven by the economic benefits associated with the renegotiations of gas supply contracts, some of which were retroactive to the beginning of 2011. Operating results of Regulated Businesses in Italy increased by up 3.4% compared with the first quarter of 2011, while International transport results were down by 20.7% due to the divestment finalized in 2011 of the Company’s interests in the entities engaged in the international transport of gas in Europe.

Special charges excluded from operating profit amounted to euro 6 million for the first quarter and mainly related to provisions for redundancy incentives (euro 4 million).

Adjusted net profit for the first quarter of 2012 was euro 1,036 million, an increase of euro 273 million from the first quarter of 2011 (up by 35.8%) due to a better operating performance.

Operating review

Marketing
In the first quarter of 2012, the Marketing business registered an adjusted operating profit of euro 839 million, almost tripling the euro 288 million reported in the first quarter of 2011 in spite of continuing weak fundamentals, demand/supply imbalances and rising competitive pressures. The drivers of the stronger 2012 performance were:
(i) the benefits associated with the renegotiations of gas supply contracts, some of which were retroactive to the beginning of 2011;
(ii) an improved supply mix due to the restart of Libyan supplies;
(iii) stronger seasonal sales driven by unusual winter weather conditions.
These positives were partly offset by volumes losses incurred in certain profitable market segments in the Italian power generation utilities and Belgium due to competitive pressures and inter-fuel competition, as well as lower profitability of gas sales indexed to hub benchmarks pressured by rising oil-linked supply costs.

Management tracks an alternative performance measure to assess the underlying performance of the Marketing business, which is the EBITDA pro-forma adjusted (for further details see page 18) that includes Eni’s share of results of associates. This performance indicator confirmed the business trends due to the above mentioned drivers as explained in the review of the operating profit.

Sales of natural gas for the first quarter of 2012 were 30.61 bcm, a decrease of 1.72 bcm from the first quarter of 2011, down 5.3%, due to weak demand on the back of a cyclical downturn and growing competitive pressure. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes in the Italian market amounted to 12.15 bcm, a slight increase of 0.17 bcm or 1.4% from the year-ago quarter, due to higher spot sales at certain Italian exchanges (up 0.86 bcm) and higher volumes marketed to residential users (up by 0.14 bcm) leveraging on a larger customer portfolio and strong seasonal sales. Those increases were partly offset by lower volumes sold to power generation (down 0.42 bcm), due to lower demand for electricity and a shift to renewable sources and coal, and to wholesalers (down 0.36 bcm) due to increased competitive pressures. Sales to industrials also decreased by 0.12 bcm.
Sales to importers in Italy posted a steep decline down by 1.07 bcm or 57.8% due to the termination of certain supply contracts.
Sales in Europe decreased by 0.90 bcm, down 5.5%, due to a sharp fall in volumes sold in Benelux (down 1.38 bcm), affected by strong competitive pressure and unusual winter weather, and UK/Northern Europe (down 0.62 bcm, mainly sales to hub). These negative trends were partly offset by growth in Germany/Austria (up 0.74 bcm), Turkey (up 0.27 bcm) and France (up 0.25 bcm).
Sales on markets outside Europe followed a positive trend (up 0.13 bcm) due to positive LNG sales in the Far East, in particular Japan.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

9.30	ITALY	11.98	12.15	1.4
1.38	- Wholesalers	2.24	1.88	(16.1)
1.61	- Italian exchange for gas and spot markets	1.60	2.46	53.8
1.75	- Industries	1.99	1.87	(6.0)
0.27	- Medium-sized enterprises and services	0.46	0.41	(10.9)
0.78	- Power generation	1.17	0.75	(35.9)
1.89	- Residential	2.87	3.01	4.9
1.62	- Own consumption	1.65	1.77	7.3
16.17	INTERNATIONAL SALES	20.35	18.46	(9.3)
13.96	Rest of Europe	18.28	16.31	(10.8)
0.42	- Importers in Italy	1.85	0.78	(57.8)
13.54	- European markets	16.43	15.53	(5.5)
1.87	Iberian Peninsula	2.04	1.93	(5.4)
2.00	Germany/Austria	2.07	2.81	35.7
2.44	Benelux	4.63	3.25	(29.8)
0.74	Hungary	1.07	0.99	(7.5)
2.20	UK/Northern Europe	1.67	1.05	(37.1)
2.06	Turkey	1.86	2.13	14.5
1.78	France	2.55	2.80	9.8
0.45	Other	0.54	0.57	5.6
1.46	Extra European markets	1.32	1.45	9.8
0.75	E&P sales in Europe and in the Gulf of Mexico	0.75	0.70	(6.7)
25.47	WORLDWIDE GAS SALES	32.33	30.61	(5.3)

Electricity sales were 12.29 TWh in the first quarter of 2012, increasing by 27% from the first quarter of 2011, due to retail client base growth and higher volumes traded on the Italian power exchange (up 0.31 TWh) despite sluggish demand in Italy.

Regulated businesses in Italy
In the first quarter of 2012, these businesses reported an adjusted operating profit of euro 573 million, increasing by euro 19 million, or up 3.4%, from the corresponding period of 2011. This increase was mainly due to the Transport business results (up euro 12 million, or 3.7%) reflecting the recognition in tariffs of new investments.

Volumes of gas transported in Italy in the first quarter of 2012 of 22.48 bcm decreased from the first quarter of 2011, reflecting a drop in domestic gas demand.

In the first quarter of 2012, 0.36 bcm of gas were input to Company’s storage deposits (up 0.19 bcm from the first quarter of 2011) while 4.92 bcm were supplied (up 0.60 bcm). This increase was mainly due to the unusual weather conditions registered in the period.

International Transport
This business reported an adjusted operating profit of euro 92 million for the first quarter of 2012 representing a decrease of euro 24 million from the first quarter of 2011, or 20.7%, mainly due to the divestment of the Company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

623	Pro-forma adjusted EBITDA	1,054	1,641	55.7
152	Marketing	456	1,098	140.8
90	of which: +/(-) adjustment on commodity derivatives	(59)
387	Regulated businesses in Italy	393	410	4.3
84	International transport	205	133	(35.1)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. The EBITDA reported by Regulated businesses in Italy is included according to Eni’s share of equity in the parent company Snam SpA (55.53% as of March 31, 2012, which takes into account the amount of own shares held in treasury by the subsidiary itself) due to its listed company status. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2011	RESULTS	(euro million)	First Quarter 2011	First Quarter 2012	% Ch.

13,257	Net sales from operations		11,806	14,206	20.3
(681)	Operating profit		303	111	(63.4)
(135)	Exclusion of inventory holding (gains) losses		(508)	(358)
545	Exclusion of special items:		29	19
1	- environmental charges		14	4
437	- asset impairments		16	11
18	- gains on disposal of assets		(4)
3	- risk provisions
71	- provision for redundancy incentives		3	1
1	- re-measurement gains/losses on commodity derivatives		(2)
14	- other		2	3
(271)	Adjusted operating profit		(176)	(228)	(29.5)
	Net finance income (expense) (a)		i	1
40	Net income (expense) from investments (a)		27	22
101	Income taxes (a)		52	60	i
..	Tax rate	(%)	..	..
(130)	Adjusted net profit		(97)	(145)	(49.5)
359	Capital expenditures		132	124	(6.1)

	Global indicator refining margin
2.52	Brent	($/bbl)	1.74	2.92	67.8
1.87	Brent	(euro/bbl)	1.27	2.23	75.6
3.13	Brent/Ural	($/bbl)	3.35	3.26	(2.7)

	REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.38	Refining throughputs of wholly-owned refineries		5.96	4.74	(20.5)
7.73	Refining throughputs on own account		8.14	7.17	(11.9)
6.45	- Italy		7.03	5.98	(14.9)
1.28	- Rest of Europe		1.11	1.19	7.2
2.80	Retail sales		2.64	2.53	(4.2)
2.05	- Italy		1.94	1.81	(6.7)
0.75	- Rest of Europe		0.70	0.72	2.9
3.46	Wholesale sales		3.00	2.95	(1.7)
2.48	- Italy		2.19	2.06	(5.9)
0.98	- Rest of Europe		0.81	0.89	9.9
0.11	Wholesale sales outside Europe		0.10	0.10

i	i	i
(a)	i	Excluding special items.

Results
In the first quarter of 2012 the Refining & Marketing business reported an adjusted operating loss amounting to euro 228 million, reflecting unprofitable refining margins due to rising costs for oil-based feedstock and energy utilities that pressured product margins as prices at the pump followed a weak trend due to plunging demand and excess capacity in the Mediterranean basin. When compared to the previous period, losses increased by 29.5% due to narrowing margins on conversion damaged by shrinking price differentials between light and heavy crudes. A negative trading environment and volatile margins were partly counteracted by efficiency enhancement measures, the optimization of supply activities and lower throughputs at the weakest refineries.
In spite of commercial initiatives intended to support sales and margins, Marketing results were negatively affected by a steep decline in retail and wholesale demand for gasoline and gasoil, and other products destined for the industrial sector dampened by a cyclical downturn and competitive pressures, while selling margins in retail and wholesale markets were squeezed by rapidly rising oil costs that were only partially transferred to prices at the pump and clients.

Special charges excluded from adjusted operating loss amounted to euro 19 million and mainly related to write down of capital expenditure incurred in the period relating to asset impaired in previous reporting periods and environmental charges.

In the first quarter of 2012, adjusted net loss was euro 145 million (down euro 48 million from the first quarter of 2011) mainly due to a lower operating performance.

Operating review

Eni’s refining throughputs for the first quarter of 2012 were 7.17 mmtonnes, with an 11.9% decline from the first quarter of 2011. In Italy, processed volumes decreased by 14.9%, reflecting the decision to shut down throughputs at the Venice plant for the time being, in response to an unfavorable market scenario and unexpected standstills, in addition to planned standstill at the Sannazzaro and Taranto plants. Higher volumes were processed at Milazzo. Outside Italy, Eni’s refining throughputs increased by 7.2% in particular in Germany, due to increasing demand.

Retail sales in Italy (1.81 mmtonnes) decreased by approximately 130 ktonnes, down 6.7%, driven by lower consumption of gasoil and gasoline. LPG consumption increased slightly. The premium segment slightly decreased from the corresponding quarter of 2011. Marketing initiatives were implemented to preserve Eni’s retail market share of 30.4% in the first quarter of 2012, up 0.4 percentage point from the first quarter 2011.

Wholesale sales in Italy (2.06 mmtonnes) declined by approximately 130 ktonnes, down 5.9% from the same quarter of 2011, mainly due to a decline in demand from transportation and industrial customers due to a generalized slowdown and competitive pressure which particularly affected bunkering and bitumen. Fuel oil sales to industries slightly decreased, while jet fuel sales were basically unchanged. Average market share in the first quarter of 2012 was 28.3% (28.0% in the first quarter of 2011).

Retail sales in the rest of Europe (approximately 720 ktonnes) were up by 2.9% from the first quarter of 2011 reflecting increased sales in Austria, Germany and Switzerland that offset lower sales in the Czech Republic and France.

Wholesale sales in the rest of Europe (890 ktonnes) increased by 9.9% from the first quarter of 2011, mainly in Switzerland, Germany, Slovenia, Czech Republic and France. Lower sales were reported in Hungary, Austria and Romania.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

30,102	Net sales from operations	28,779	33,475	16.3
286	Other income and revenues	233	569	..
(24,027)	Operating expenses	(21,222)	(24,771)	(16.7)
217	Other operating income (expense)	(28)	(92)	..
(3,095)	Depreciation, depletion, amortization and impairments	(2,124)	(2,347)	(10.5)

3,483	Operating profit	5,638	6,834	21.2
(290)	Finance income (expense)	(83)	(290)	..
1,184	Net income from investments	291	1,100	..

4,377	Profit before income taxes	5,846	7,644	(30.8)
(2,858)	Income taxes	(2,887)	(3,720)	(28.9)
65.3	Tax rate (%)	49.4	48.7
1,519	Net profit, attributable to:	2,959	3,924	32.6
1,289	- Eni's shareholders	2,547	3,617	42.0
230	- Non-controlling interest	412	307	(25.5)

1,289	Net profit attributable to Eni's shareholders	2,547	3,617	42.0
(70)	Exclusion of inventory holding (gains) losses	(474)	(279)
321	Exclusion of special items	125	(858)
1,540	Adjusted net profit attributable to Eni's shareholders (a)	2,198	2,480	12.8

i
(a)		For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition, gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

First Quarter of 2012	E&P	G&P	R&M	Chemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	5,090	1,485	111	(96)	376	(39)	(84)	(9)	6,834
Exclusion of inventory holding (gains) losses		13	(358)	(67)					(412)

Exclusion of special items:
environmental charges		2	4						6
asset impairments			11						11
gains on disposal of assets	(12)	(4)			1	(11)			(26)
provision for redundancy incentives	1	4	1	1			3		10
re-measurement gains/losses on commodity derivatives	21				(3)				18
other		4	3			4			11

Special items of operating profit	10	6	19	1	(2)	(7)	3		30

Adjusted operating profit	5,100	1,504	(228)	(162)	374	(46)	(81)	(9)	6,452
Net finance (expense) income (a)	(63)	4	1				(232)		(290)
Net income from investments (a)	43	118	22		1				184
Income taxes (a)	(3,083)	(590)	60	48	(105)		109	2	(3,559)

Tax rate (%)	60.7	36.3	..		28.0				56.1
Adjusted net profit	1,997	1,036	(145)	(114)	270	(46)	(204)	(7)	2,787

of which attributable to:
- Non-controlling interest									307
- Eni's shareholders									2,480

Reported net profit attributable to Eni's shareholders									3,617

Exclusion of inventory holding (gains) losses									(279)
Exclusion of special items									(858)

Adjusted net profit attributable to Eni's shareholders									2,480

(a)	Excluding special items.

(euro million)

First Quarter of 2011	E&P	G&P	R&M	Chemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,106	910	303	108	354	(27)	(112)	(4)	5,638
Exclusion of inventory holding (gains) losses		(41)	(508)	(120)					(669)

Exclusion of special items:
environmental charges		1	14						15
asset impairments			16			1			17
gains on disposal of assets	(17)		(4)		1				(20)
provision for redundancy incentives	2	3	3				4		12
re-measurement gains/losses on commodity derivatives	29	80	(2)		(13)				94
other		5	2			(19)	24		12

Special items of operating profit	14	89	29		(12)	(18)	28		130

Adjusted operating profit	4,120	958	(176)	(12)	342	(45)	(84)	(4)	5,099
Net finance (expense) income (a)	(57)	5					(31)		(83)
Net income from investments (a)	117	116	27		5				265
Income taxes (a)	(2,347)	(316)	52	7	(88)		20	1	(2,671)

Tax rate (%)	56.1	29.3	..		25.4				50.6
Adjusted net profit	1,833	763	(97)	(5)	259	(45)	(95)	(3)	2,610

of which attributable to:
- Non-controlling interest									412
- Eni's shareholders									2,198

Reported net profit attributable to Eni's shareholders									2,547

Exclusion of inventory holding (gains) losses									(474)
Exclusion of special items									125

Adjusted net profit attributable to Eni's shareholders									2,198

(a)	Excluding special items.

(euro million)

Fourth Quarter of 2011	E&P	G&P	R&M	Chemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,169	326	(681)	(297)	398	(183)	(46)	(203)	3,483
Exclusion of inventory holding (gains) losses		(49)	(135)	48					(136)

Exclusion of special items:
environmental charges		6	1	1		115			123
asset impairments	49	153	437	81	11	(6)			725
gains on disposal of assets	(35)	(9)	18			(5)	(1)		(32)
risk provisions		56	3			10	4		73
provision for redundancy incentives	29	32	71	13	8	6	(4)		155
re-measurement gains/losses on commodity derivatives	(30)	(163)	1		(27)				(219)
other	18	33	14			(6)	28		87

Special items of operating profit	31	108	545	95	(8)	114	27		912

Adjusted operating profit	4,200	385	(271)	(154)	390	(69)	(19)	(203)	4,259
Net finance (expense) income (a)	(58)	4				1	(235)		(288)
Net income from investments (a)	176	103	40	(1)	16	(3)	1		332
Income taxes (a)	(2,624)	(159)	101	32	(129)	(1)	166	81	(2,533)

Tax rate (%)	60.8	32.3	..		31.8				58.9
Adjusted net profit	1,694	333	(130)	(123)	277	(72)	(87)	(122)	1,770

of which attributable to:
- Non-controlling interest									230
- Eni's shareholders									1,540

Reported net profit attributable to Eni's shareholders									1,289

Exclusion of inventory holding (gains) losses									(70)
Exclusion of special items									321

Adjusted net profit attributable to Eni's shareholders									1,540

(a)	Excluding special items.

Breakdown of special items

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

123	Environmental charges	15	6
725	Asset impairments	17	11
(32)	Gains on disposal of assets	(20)	(26)
73	Risk provisions
155	Provisions for redundancy incentives	12	10
(219)	Re-measurement gains/losses on commodity derivatives	94	18
87	Other	12	11

912	Special items of operating profit	130	30

2	Net finance (income) expense
(857)	Net income from investments	24	(887)
	of which:
(1,072)	- gains on disposal of assets/reversal		(835)
191	- impairments
264	Income taxes	(29)	(1)
	of which:
552	deferred tax adjustment in a Production Sharing Agreement
(23)	re-allocation of tax impact on Eni SpA dividends and other special items	27	16
(265)	taxes on special items of operating profit	(56)	(17)

321	Total special items of net profit	125	(858)

Net sales from operations

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

7,936	Exploration & Production	7,474	9,343	25.0
10,617	Gas & Power	10,614	12,122	14.2
13,257	Refining & Marketing	11,806	14,206	20.3
1,343	Chemicals	1,797	1,643	(8.6)
3,228	Engineering & Construction	2,785	2,960	6.3
21	Other activities	25	29	16.0
398	Corporate and financial companies	303	310	2.3
140	Impact of unrealized intragroup profit elimination	(101)	(97)
(6,838)	Consolidation adjustment	(5,924)	(7,041)
30,102		28,779	33,475	16.3

Operating expenses

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

22,702	Purchases, services and other	20,103	23,546	17.1
	of which:
189	- other special items	3	6
1,325	Payroll and related costs	1,119	1,225	9.5
	of which:
155	- provision for redundancy incentives	12	10
24,027		21,222	24,771	16.7

Gains and losses on non-hedging commodity derivate instruments

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

29	Exploration & Production	(29)	(21)
(1)	- settled transactions (a) (b)
30	- re-measurement gains/losses (a) (b)	(29)	(21)
189	Gas & Power	65	(65)
21	- settled transactions (b)	84
163	- re-measurement gains/losses (b)	(80)
5	- settled transactions and fair value of trading derivatives	61	(65)
(18)	Refining & Marketing	(78)	(9)
(17)	- settled transactions (b)	(78)
(1)	- re-measurement gains/losses (b)	2
	- settled transactions and fair value of trading derivatives	(2)	(9)
	Chemicals	2
	- settled transactions (b)	2
	- re-measurement gains/losses (b)
17	Engineering & Construction	12	3
(10)	- settled transactions (b)	(1)
27	- re-measurement gains/losses (b)	13	3

217	Total	(28)	(92)
(7)	- settled transactions	7
219	- re-measurement gains/losses	(94)	(18)
5	- settled transactions and fair value of trading derivatives	59	(74)

(a)	Derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements.
(b)	Commodity derivatives which do not meet the formal criteria to be designated as hedges under IFRS.

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

1,828	Exploration & Production	1,588	1,817	14.4
252	Gas & Power	248	238	(4.0)
89	Refining & Marketing	92	82	(10.9)
23	Chemicals	22	22
164	Engineering & Construction	145	166	14.5
	Other activities		1
21	Corporate and financial companies	17	16	(5.9)
(6)	Impact of unrealized intragroup profit elimination	(5)	(6)
2,371	Total depreciation, depletion and amortization	2,107	2,336	10.9

724	Impairments	17	11	(35.3)

3,095		2,124	2,347	10.5

Net income from investments

(euro million)

First Quarter of 2012	Exploration & Production	Gas &Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	40	115	33	1		189
Dividends	3	3	18			24
Other income (expense), net			52		835	887

	43	118	103	1	835	1,100

Income taxes

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	Change

	Profit before income taxes
(300)	Italy	1,312	2,585	1,273
4,677	Outside Italy	4,534	5,059	525
4,377		5,846	7,644	1,798
	Income taxes
(131)	Italy	538	717	179
2,989	Outside Italy	2,349	3,003	654
2,858		2,887	3,720	833
	Tax rate (%)
43.7	Italy	41.0	27.7	(13.3)
63.9	Outside Italy	51.8	59.4	7.6
65.3		49.4	48.7	(0.7)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2011	March 31, 2012	Change

Total debt	29,597	29,479	(118)
Short-term debt	6,495	6,087	(408)
Long-term debt	23,102	23,392	290
Cash and cash equivalents	(1,500)	(1,990)	(490)
Securities held for non-operating purposes	(37)	(31)	6
Financing receivables for non-operating purposes	(28)	(32)	(4)

Net borrowings	28,032	27,426	(606)

Shareholders’ equity including non-controlling interest	60,393	63,328	2,935
Leverage	0.46	0.43	(0.03)

Bonds maturing in the 18-month period starting on March 31, 2012

(euro million)
Issuing entity	Amount at March 31, 2012 (a)
Eni UK Holding Plc	1
Eni Finance International SA	148
Eni SpA	1,563
1,712

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the First Quarter of 2012 (granted by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at March. 31, 2012 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	1,000	2020	Fxed	4.25

1,000

(a)	Amounts include interest accrued and discount on issue.

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before non-controlling interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 38%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a 12-month period ending on March 31, 2012	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,030	1,814	(310)	8,089
Exclusion of after-tax finance expense/interest income	-	-	-	480

Adjusted net profit unlevered	7,030	1,814	(310)	8,569
Adjusted capital employed, net:
- at the beginning of period	35,806	27,896	9,301	81,817
- at the end of period	41,028	29,117	8,952	90,225

Adjusted average capital employed, net	38,417	28,507	9,127	86,021

Adjusted ROACE (%)	18.3	6.4	(3.4)	10.0

(euro million)

Calculated on a 12-month period ending on March 31, 2011	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,188	2,366	(116)	8,525
Exclusion of after-tax finance expense/interest income	-	-	-	365

Adjusted net profit unlevered	6,188	2,366	(116)	8,890
Adjusted capital employed, net:
- at the beginning of period	34,572	25,067	7,884	75,374
- at the end of period	35,806	27,849	8,633	81,013

Adjusted average capital employed, net	35,189	26,458	8,259	78,194

Adjusted ROACE (%)	17.6	8.9	(1.4)	11.4

(euro million)

Calculated on a 12-month period ending on December 31, 2011	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,866	1,541	(262)	7,912
Exclusion of after-tax finance expense/interest income	-	-	-	454

Adjusted net profit unlevered	6,866	1,541	(262)	8,366
Adjusted capital employed, net:
- at the beginning of period	37,646	27,346	8,321	81,847
- at the end of period	42,024	27,660	8,600	87,701

Adjusted average capital employed, net	39,835	27,503	8,461	84,774

Adjusted ROACE (%)	17.2	5.6	(3.1)	9.9

GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2011	March 31, 2012

ASSETS
Current assets
Cash and cash equivalents	1,500	1,990
Other financial assets available for sale	262	246
Trade and other receivables	24,595	27,978
Inventories	7,575	7,737
Current tax assets	549	350
Other current tax assets	1,388	1,164
Other current assets	2,326	1,932

	38,195	41,397
Non-current assets
Property, plant and equipment	73,578	73,048
Inventory - compulsory stock	2,433	2,567
Intangible assets	10,950	10,994
Equity accounted investments	5,843	6,835
Other investments	399	392
Other financial assets	1,578	1,484
Deferred tax assets	5,514	4,617
Other non-current receivables	4,225	3,617
	104,520	103,554

Assets held for sale	230	271
TOTAL ASSETS	142,945	145,222

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,459	4,022
Current portion of long-term debt	2,036	2,065
Trade and other payables	22,912	21,779
Income taxes payable	2,092	2,757
Other taxes payable	1,896	3,017
Other current liabilities	2,237	1,896

	35,632	35,536
Non-current liabilities
Long-term debt	23,102	23,392
Provisions for contingencies	12,735	12,717
Provisions for employee benefits	1,039	1,029
Deferred tax liabilities	7,120	6,250
Other non-current liabilities	2,900	2,947

	46,896	46,335
Liabilities directly associated with assets held for sale	24	23
TOTAL LIABILITIES	82,552	81,894

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,921	5,213
Eni shareholders’ equity:
Share capital	4,005	4,005
Reserves	53,195	57,226
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	49	20
Treasury shares	(6,753)	(6,753)
Interim dividend	(1,884)
Net profit	6,860	3,617
Total Eni shareholders’ equity	55,472	58,115
TOTAL SHAREHOLDERS’ EQUITY	60,393	63,328
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	142,945	145,222

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

	REVENUES
30,102	Net sales from operations	28,779	33,475
286	Other income and revenues	233	569
30,388	Total revenues	29,012	34,044

	OPERATING EXPENSES
22,702	Purchases, services and other	20,103	23,546
1,325	Payroll and related costs	1,119	1,225
217	OTHER OPERATING (CHARGE) INCOME	(28)	(92)

3,095	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	2,124	2,347

3,483	OPERATING PROFIT	5,638	6,834

	FINANCE INCOME (EXPENSE)
1,761	Finance income	3,117	2,338
(1,787)	Finance expense	(3,397)	(2,589)
(264)	Derivative financial instruments	197	(39)
(290)		(83)	(290)

	INCOME (EXPENSE) FROM INVESTMENTS
64	Share of profit (loss) of equity-accounted investments	176	189
1,120	Other gain (loss) from investments	115	911
1,184		291	1,100

4,377	PROFIT BEFORE INCOME TAXES	5,846	7,644
(2,858)	Income taxes	(2,887)	(3,720)
1,519	Net profit	2,959	3,924

	Attributable to:
1,289	- Eni’s shareholders	2,547	3,617
230	- Non-controlling interest	412	307
1,519		2,959	3,924

	Earnings per share attributable to Eni’s shareholders (euro per share)
0.36	Basic	0.70	1.00
0.36	Diluted	0.70	1.00

COMPREHENSIVE INCOME

(euro million)

First Quarter 2011	First Quarter 2012

Net profit	2,959	3,924
Other items of comprehensive income:
- Foreign currency translation differences	(1,883)	(1,041)
- Change in the fair value of cash flow hedging derivatives	54	32
- Change in the fair value of available-for-sale financial instruments		5
- Share of "Other comprehensive income" on equity-accounted entities		15
- Taxation	(20)	(13)
	(1,849)	(1,002)

Total comprehensive income	1,110	2,922
Attributable to:
- Eni’s shareholders	741	2,640
- Non-controlling interest	369	282
	1,110	2,922

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2011		60,393
Total comprehensive income	2,922
Sale of treasury shares of consolidated subsidiaries	22
Other changes	(9)

Total changes		2,935

Shareholders’ equity at March 31, 2012, attributable to:		63,328

- Eni’s shareholders		58,115
- Non-controlling interest		5,213

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

1,519	Net profit	2,959	3,924
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,371	Depreciation, depletion and amortization	2,107	2,336
724	Impairments of tangible and intangible assets, net	17	11
(64)	Share of loss of equity-accounted investments	(200)	(189)
(1,094)	Gain on disposal of assets, net	(19)	(25)
(207)	Dividend income	(114)	(24)
(15)	Interest income	(25)	(37)
187	Interest expense	159	213
2,858	Income taxes	2,887	3,720
69	Other changes	86	(885)
	Changes in working capital:
370	- inventories	(270)	(296)
(1,530)	- trade receivables	(601)	(3,330)
1,647	- trade payables	(1,222)	(45)
(6)	- provisions for contingencies	(48)	81
(213)	- other assets and liabilities	412	1,578
268	Cash flow from changes in working capital	(1,729)	(2,012)
1	Net change in the provisions for employee benefits	(7)	(4)
260	Dividends received	118	181
49	Interest received	(14)	13
(222)	Interest paid	(216)	(282)
(3,527)	Income taxes paid, net of tax receivables received	(1,824)	(2,745)
3,177	Net cash provided from operating activities	4,185	4,195
	Investing activities:
(3,180)	- tangible assets	(2,533)	(2,412)
(714)	- intangible assets	(342)	(459)
(93)	- consolidated subsidiaries and businesses		(178)
(47)	- investments	(41)	(67)
(8)	- securities	(8)	7
(128)	- financing receivables	(513)	(224)
162	- change in payables and receivables in relation to investments and capitalized depreciation	(225)	(334)
(4,008)	Cash flow from investments	(3,662)	(3,667)
	Disposals:
64	- tangible assets	7	23
16	- intangible assets	18	29
838	- consolidated subsidiaries and businesses
660	- investments	1
12	- securities		16
191	- financing receivables	480	253
93	- change in payables and receivables in relation to disposals	4	18
1,874	Cash flow from disposals	510	339
(2,134)	Net cash used in investing activities (a)	(3,152)	(3,328)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

511	Proceeds from long-term debt	771	643
6	Repayments of long-term debt	(308)	(542)
(1,346)	Increase (decrease) in short-term debt	(1,100)	(463)
(829)		(637)	(362)
(1)	Net capital contributions by non-controlling interest	6
2	Sale (purchase) of treasury shares from consolidated subsidiaries	7	22
(118)	Acquisition of additional interests in consolidated subsidiaries	(8)	(5)
	Dividends paid to Eni’s shareholders
(155)	Dividends paid by consolidated subsidiaries to non-controlling interests		(23)
3	Sale (purchase) of treasury shares of the parent company
(1,098)	Net cash used in financing activities	(632)	(368)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(6)
14	Effect of exchange rate changes on cash and cash equivalents and other changes	(22)	(9)
(41)	Net cash flow for the period	373	490
1,541	Cash and cash equivalents - beginning of the period	1,549	1,500
1,500	Cash and cash equivalents - end of the period	1,922	1,990

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:
(euro million)
i
i	Fourth Quarter 2011	i	i	i	First Quarter 2011	i	First Quarter 2012
i
i		Financing investments:
i	5	- securities	(3)	7
i	(26)	- financing receivables	(77)	(12)
i	(21)		(80)	(5)
i		Disposals of financing investments:
i	1	- securities
i	2	- financing receivables	13	3
i	3		13	3
i	(18)	Cash flows of financial instruments not related to operations	(67)	(2)

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012	% Ch.

2,690	Exploration & Production	1,952	2,018	3.4
585	Gas & Power	279	271	(2.9)
359	Refining & Marketing	132	124	(6.1)
52	Chemicals	39	29	(25.6)
285	Engineering & Construction	345	315	(8.7)
(2)	Other activities	2	5	150.0
48	Corporate and financial companies	40	23	(42.5)
(123)	Impact of unrealized intragroup profit elimination	86	86
3,894		2,875	2,871	(0.1)

In the first quarter of 2012, capital expenditure amounting to euro 2,871 million (euro 2,875 million in the first quarter 2011) related mainly to:
-	development activities deployed mainly in Norway, the United States, Kazakhstan, Angola, Congo and Italy exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, Ghana, the United States, Nigeria and Norway;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 315 million);
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 147 million), distribution network (euro 61 million), increase of storage capacity (euro 31 million) as well as completion of upgrading and other initiatives to improve flexibility of the combined cycle power plants (euro 17 million);
-	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 102 million), as well as realization and upgrading of the refined product retail network In Italy and the rest of Europe (euro 14 million).

Capital expenditure by Division

EXPLORATION & PRODUCTION

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

184	Italy	164	160
573	Rest of Europe	330	466
414	North Africa	426	272
671	Sub-Saharan Africa	488	573
233	Kazakhstan	217	164
150	Rest of Asia	112	104
260	America	153	273
205	Australia and Oceania	62	6

2,690		1,952	2,018

GAS & POWER

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

72	Marketing and Power generation	18	31
511	Regulated businesses in Italy	260	239
330	- Transport	157	147
101	- Distribution	64	61
80	- Storage	39	31
2	International transport	1	1

585		279	271

REFINING & MARKETING

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

240	Refining, Supply and Logistic	107	102
117	Marketing	20	14
2	Other activities	5	8

359		132	124

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

1,678	Production of oil and natural gas (a) (b)	(kboe/d)	1,684	1,674
191	Italy		186	187
217	Rest of Europe		224	205
497	North Africa		505	566
381	Sub-Saharan Africa		375	333
105	Kazakhstan		117	111
121	Rest of Asia		120	110
128	America		131	119
38	Australia and Oceania		26	43
143.7	Production sold (a)	(mmboe)	145.7	148.4

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

896	Production of liquids (a)	(kbbl/d)	899	867
68	Italy		67	67
119	Rest of Europe		123	112
231	North Africa		239	258
289	Sub-Saharan Africa		286	243
62	Kazakhstan		71	65
41	Rest of Asia		38	34
67	America		67	65
19	Australia and Oceania		8	23

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

4,345	Production of natural gas (b)	(mmcf/d)	4,356	4,480
686	Italy		661	667
545	Rest of Europe		563	520
1,481	North Africa		1,474	1,711
511	Sub-Saharan Africa		496	500
240	Kazakhstan		257	254
443	Rest of Asia		452	423
337	America		353	297
102	Australia and Oceania		100	108

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (347 and 321 mmcf/d in the first quarter of 2012 and 2011, respectively, and 333 mmcf/d in the fourth quarter 2011).

Chemicals

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

	Sales of petrochemical products	(euro million)
586	Intermediates		847	733
695	Polymers		903	860
62	Other revenues		47	50

1,343			1,797	1,643

	Production	(ktonnes)
926	Intermediates		1,171	981
472	Polymers		553	509

1,398			1,724	1,490

Engineering & Construction

(euro million)

Fourth Quarter 2011	First Quarter 2011	First Quarter 2012

	Orders acquired
1,795	Engineering & Construction Offshore	1,727	2,606
1,649	Engineering & Construction Onshore	933	275
135	Offshore drilling	75	148
149	Onshore drilling	173	87

3,728		2,908	3,116

(euro million)
	Dec. 31, 2011	March 31, 2012

Order backlog	20,417	20,401

Eni adheres to new Corporate Governance Code

Rome, April 27, 2012 - Eni announces that the Board of Directors has today approved its adherence to the new Corporate Governance Code for listed companies as of December 2011, through the process which started on December 15, 2011 with the adoption of the recommendations on remuneration.

The Board of Directors acknowledged that Eni’s corporate governance system is largely consistent with the new recommendations and resolved to carry out the necessary formal adjustment of Company documents, to ensure the implementation of the recommendations.

The new Corporate Governance Code, that replaces the 2006 edition of the Eni Code, is available on the Company website, in the ‘Corporate Governance’ section; the highlights of the solutions adopted by Eni to improve the corporate governance system and its related reasons are also included.

Detailed information on the implementation of the new Corporate Governance Code will be given in the Corporate Governance Report to be published during 2013.

Company Contacts:

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Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

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